12-8

05007532

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citic Pacific

*CURRENT ADDRESS

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5232 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/2/05

82-5232

CITIC PACIFIC
中信泰富

Annual Report
年報
2004

ARIS
12-31-04

業務概覽

中信泰富側重於發展在中國大陸和香港兩地的基礎建設業務，包括發電、航空、基礎設施及信息業。另外，公司亦從事特鋼製造、物業投資及發展和汽車及消費品的批發及分銷。

中信泰富立足香港，對中國市場具有獨到的認識及豐富的經驗。公司業務質素良好，利潤及現金流量穩定，並具增長潛力。集團的財務結構合理，且在公司管治方面有優良的傳統。

Business at a Glance

CITIC Pacific's primary focus is on providing basic infrastructure – power generation, aviation, civil infrastructure and communications – in Hong Kong and mainland China. The Company also manufactures special steel, invests in and develops property and distributes motor vehicles and consumer products.

Based in Hong Kong with a deep knowledge of China, CITIC Pacific consists of sound businesses that produce good cash flows, with the potential to grow. Our finance is well-structured and we have a tradition of operating with excellent standards of corporate governance.

Trust, Reliability and Confidence.

基礎建設 Infrastructure

發電 中信泰富在中國大陸興建，擁有並經營發電廠。現有總裝機容量為975萬千瓦，另有383萬千瓦正在興建中。目前，公司擁有的權益裝機容量為291萬千瓦。

Power Generation CITIC Pacific builds, owns and operates power plants in mainland China. Current total installed generating capacity is 9,746MW with another 3,832MW under construction. Total attributable capacity is 2,916MW today.

航空 通過國泰航空、港龍航空、香港空運貨站及中國國際貨運航空，中信泰富在香港的航空業舉足輕重。

Aviation CITIC Pacific is a key participant in the aviation sector through Cathay Pacific Airways, Hong Kong Dragon Airlines, air cargo provider HACTL and Air China Cargo.

基礎設施 中信泰富擁有或參與管理香港三條過海隧道，此三條隧道是連接港島及九龍之重要設施。

Civil Infrastructure CITIC Pacific is either an owner or involved in the management of all three of Hong Kong harbour crossings – vital facilities that connect Hong Kong Island to Kowloon.

信息業 中信泰富著重提供電訊增值服務。中信電訊1616及CPCNet為客戶提供長途電話批發和綜合數據服務；中信國安在中國大陸經營有線電視網絡；澳門電訊為澳門的首選電訊供應商。

Communications CITIC Pacific focuses on providing value-added services. CITIC Telecom 1616 and CPCNet provide IDD wholesale and data services, CITIC Guoan operates cable TV networks in mainland China and CTM is Macau's communications provider of choice.

特鋼製造 Special Steel Manufacturing

江陰鋼廠，湖北新冶鋼及大冶特鋼均在中國特鋼生產領域佔領先地位，產品為軸承鋼及齒輪鋼等。

Jiangyin steel plant, Hubei XinYegang and Daye Special Steel are some of China's leading manufacturers of special steel used in bearings and gears.

物業 Property

中信泰富單獨或與其他夥伴合作發展、管理及擁有物業，包括香港的中信大廈、又一城和愉景灣，以及上海的老西門新苑、中信泰富廣場及華山公寓。

Alone or with partners, CITIC Pacific develops, manages and owns properties including Hong Kong's CITIC Tower, Festival Walk, Discovery Bay, and Shanghai's New Westgate Garden, CITIC Square and Royal Pavilion.

銷售及分銷 Marketing and Distribution

大昌行及慎昌為香港及中國其他地方的居民提供各款汽車、消費品及食品、名牌食品及家庭用品的銷售及分銷服務。

Dah Chong Hong and Sims Trading serve the people of Hong Kong and other parts of China by distributing an array of motor vehicles, consumer and food commodities, branded food, and household products.

其他業務 Other Businesses

中信資本市場控股、研發生物製藥及遙距學習均為中信泰富集團旗下正在發展中的業務。

CITIC Capital Markets Holdings, bio-pharmaceutical research and distance learning are all developing businesses of the CITIC Pacific Group.

財務概要
Financial Highlights

以港幣百萬元計算	in HK$ million	2004	重列 As restated 2003
股東應佔溢利	**Profit Attributable to Shareholders**	**3,581**	1,301
主要業務對公司之溢利貢獻	**Major Businesses' Contribution**		
發電	Power Generation	**439**	229
航空	Aviation	**1,398**	421
基礎設施	Civil Infrastructure	**329**	635
信息業	Communications	**133**	230
特種鋼鐵業	Special Steel Manufacturing	**438**	178
物業	Property	**608**	508
銷售及分銷	Marketing & Distribution	**284**	264
投資物業重估	*Investment Properties Revaluation*	***181***	*(587)*
所有業務之現金貢獻	**Cash Contributed from all Businesses**	**3,402**	2,451
資金運用	**Capital Employed**	**52,472**	49,300
股東資金	**Shareholders' Funds**	**37,892**	38,772
淨負債	**Net Debt**	**12,163**	5,017
尚未提用之信貸	**Available Loan Facilities**	**8,899**	6,368

以港幣元計算	in HK$		
每股盈利	**Earnings per Share**	**1.63**	0.59
每股股息	**Dividends per Share**	**1.10**	1.00
員工數目	**Staff**	**15,915**	12,174

詞彙定義請參閱第167頁 *Please see page 167 for definition of terms used*

主席致股東報告
Chairman's Letter to Shareholders

本人欣然向各位股東報告中信泰富二零零四年之淨溢利為港幣三十五億八千一百萬元，每股盈利為港幣1.63元，較二零零三年均增長175%。董事會建議向股東派發末期股息每股港幣0.8元，全年派息港幣1.10元，較二零零三年增加10%。

與二零零三年相比，集團大多數業務都有較好的表現，尤以航空、特鋼生產和發電三項業務最為突出。詳情將於本年報稍後部份向股東作分析及闡述。

二零零四年集團不僅在盈利上取得了顯著的增長，而且在落實集團多項長期投資計劃方面有所進展。我們所投資的領域均屬未來中國經濟將賴以發展，且集團又擁有專長的幾個主要行業。

發電

集團於二零零四年一月參與組建了**北方聯合電力有限責任公司**(「北方電力」)，持有其20%之股權。北方電力位處內蒙古，有豐富的煤炭資源。所發的電量除了能滿足自治區內之用電需求，亦可通過電網輸往周邊省份和地區。在二零零四年，**利港電廠第三期**(2 x 60萬千瓦)、**第四期**(2 x 60萬千瓦)以及**鄭州第三期**(2 x 20萬千瓦)的建設均按計劃進展，預期將於二零零六和二零零七年相繼完成並進入商業運轉。此外，集團於二零零四年與中國華能電力集團聯合收購了河北省**邯峰電廠**(2 x 66萬千瓦)40%的股權。

目前，中信泰富所擁有之已運行的電廠總權益裝機容量已達291萬千瓦。在建電廠工程全部竣工後，集團權益裝機容量將增至508萬千瓦。

I am pleased to report to shareholders that in 2004 CITIC Pacific achieved a net profit of HK$3,581 million, 175% more than 2003, as were earnings per share at HK$1.63. The board recommends a final dividend of HK$0.80 per share giving shareholders a total 2004 dividend of HK$1.10, an increase of 10% from 2003.

Better profit performance was seen in almost all of CITIC Pacific's businesses particularly in the aviation, special steel manufacturing and power generation segments. The details are analysed and described later in this annual report to shareholders.

Our company not only made a significant gain in terms of profit growth in 2004, but also made progress in implementing our long term plans to expand our growing investment in the key sectors of the Chinese economy in which we have particular skills.

Power

In January 2004 CITIC Pacific purchased 20% of **North United Power Corporation**, which generates power for Inner Mongolia and the surrounding provinces and has ready supplies of coal nearby. Through 2004 construction of the **Ligang Power Station phase III** (2 x 600MW) and **phase IV** (2 x 600MW) and the **Zhengzhou phase III** (2 x 200MW) progressed according to plans leading to commercial operation in 2006 and 2007. In addition, an equal partnership of CITIC Pacific and China Huaneng Power Group acquired a 40% stake in the **Hanfeng Power Plant** (2 x 660MW) located in Hebei Province in 2004.

Today, CITIC Pacific has 2,916MW of attributable generating capacity, which will rise to 5,083MW on completion of the plants under construction.

集團電廠二零零四年的發電總量較二零零三年有大幅增長，反映了中國內地對電力的需求仍保持強勁增長的勢頭。有鑒於目前中國人均用電仍處於一個較低的水平，我們相信，國民經濟的持續增長將帶動用電需求的不斷增加。多年來，我們在中國內地積累了興建及運營電廠之豐富經驗，使中信泰富更有能力發揮優勢，為滿足電力需求做出貢獻。

二零零四年煤炭價格的大幅增長及供應趨緊對於所有發電商來說是一個挑戰。對此，公司管理層已採取了簽訂長期供貨合同等相應對策。

特鋼生產

二零零四年中國內地的特鋼需求依然十分強勁。**江陰興澄鋼廠**之全年生產量創下一百七十六萬噸的新紀錄。其中，國內銷售及出口分別為一百五十八萬及十八萬二千零四十噸。江陰興澄一直在全國特鋼生產行業中佔領先地位。為保持其行業的龍頭，江陰興澄特鋼將與住友金屬小倉進行合作生產主要用於汽車零部件所需之「替代進口」高級特殊鋼材。

集團於二零零四年十月收購了位於湖北省黃石市之**湖北新冶鋼有限公司**95%的權益（該公司之前名為東方鋼鐵有限公司），並以此為平台，同時收購了包括在深圳證券交易所上市之**大冶特鋼**及其他資產。有待證券監管部門的批准，集團在大冶特鋼之權益將增至約58%。所收購之鋼廠在二零零四年之總鋼產量約為一百七十三萬噸。此項收購將增強集團的總體特鋼生產能力，並將在產品多元化及市場覆蓋率等多方面，進一步鞏固中信泰富在全國特鋼行業的領先地位。

The substantial increase in electricity generated by our power plants in 2004 compared with 2003 is evidence that demand for electric power remains strong in mainland China. Our belief is that as the Chinese economy continues to grow, the current low per capita consumption of power will rise, requiring a considerable increase in generating capacity. With our many years of experience and expertise in building and operating power stations in mainland China, CITIC Pacific is ideally placed to contribute to meeting the demand.

During 2004 there was a significant increase in the price of coal and obtaining a sufficient supply was a challenge to which management responded well by securing long-term supply contracts.

Special Steel Manufacturing

Demand for high quality special steel products remain strong and our **Jiangyin Xingcheng** steel plant produced a record 1.76 million tonnes in 2004, 1.58 million tonnes was for domestic consumption and 182,040 tonnes was exported. Jiangyin Xingcheng continues to be a leader in the manufacture of special steel in China. To enhance its leading position in the special steel industry, Jiangyin Xingcheng is proceeding to cooperate with Sumitomo Metals Kokura to produce high-grade special steel primarily substituting existing imported auto-component grade steel.

In October 2004, CITIC Pacific acquired a 95% stake in the **Hubei Xin Yegang Co.** (formerly Dongfang Iron and Steel Co.) in Huangshi, Hubei province, through which other assets were acquired including an interest in the Shenzhen Stock Exchange listed **Daye Special Steel Co.**. Subject to regulatory approval, our interest in this company will increase to approximately 58%. In 2004, these plants manufactured approximately 1.73 million tonnes of steel. These acquisitions will strengthen our leading position in China's special steel market by expanding our product range and geographical coverage.

我們的特鋼主要客戶分佈於汽車零部件製造，發電設備生產和工業機械製造等行業。預計在未來十年，此等行業仍將有大幅增長，因此，集團對特鋼生產之前景充滿信心。

航空

與飽受非典型性肺炎影響的二零零三年相比，**國泰航空**及**港龍航空**在二零零四年的業績有強勁的反彈。由於經濟環境的改善，加上受惠於內地訪港旅客及出遊人數不斷上升，兩家航空公司年內均創出載客人數歷史新高。

中國國際航空貨運於二零零四年一月正式開始運作，並於首年即錄得盈利。

國際油價持高不下一直是航空業的憂患，但我們的航空公司管理層在整體成本控制方面成績顯著，並致力逐年提高經營效率。我深信這些努力仍將繼續在二零零五年取得成效。

信息業

澳門電訊面臨日益激烈的競爭，但同時亦受益於澳門之經濟增長。**中信電訊1616**在二零零四年注重於不斷改善進出中國大陸之通信業務的邊際利潤，並正在香港建立第二個互聯網交換中心。

Our major customers are in the auto-component, power equipment, and machine tool industries where underlying demand is expected to grow considerably in the coming decade giving confidence in the future of the special steel sector.

Aviation

Both **Cathay Pacific** and **Dragonair** experienced a dramatic turnaround compared with 2003 when the industry was severely affected by SARS. In 2004 a record number of passengers were carried thanks to a better economic environment and the increasing number of mainland travellers to Hong Kong and other destinations.

Air China Cargo began official operation in January 2004 and had a profitable first year.

Higher oil prices remain a concern in the aviation sector but the management of all our airline associates have demonstrable success in reducing overall unit costs and become more efficient year-by-year and I am confident these efforts will continue in 2005.

Communications

Macau Telecom operates in an increasingly competitive market but is benefiting from the great economic development in Macau while, **CITIC Telecom 1616** has concentrated on improving margins on the considerable flow of traffic in and out of mainland China, and establishing the second Hong Kong internet exchange.

物業

位於上海的投資物業**中信泰富廣場**及**華山公寓**繼續維持極高的出租率，租金收入穩定。在過去幾年中，此兩個項目在上海商業及高級住宅市場建立了良好的形象，其物業質量及管理水準均在市場享有美譽。集團將在浙江省寧波市興建一個一百萬平方呎之商業中心，擬同樣取名「中信泰富廣場」，進一步提高其品牌。

在發展物業方面，**老西門新苑**項目第一期進展順利，第一批255個單位於二零零四年八月推出市場，數天內即全部售罄。第一期其他單位計劃於二零零五年上半年分批出售，鑒於市場對高質量住宅的強勁需求，我們有信心再創銷售佳績。

集團於二零零四年十二月通過公開投標，在上海市**青浦區**取得了一幅面積為145萬平方呎之建築用地開發低密度住宅項目。最近，公司正計劃收購附近的兩幅土地，以便整體規劃開發。集團將擇機逐步增加在中國內地的土地儲備，為持續發展提供保証。

隨著市場的復甦，集團於香港的投資物業表現理想，租金收入穩定並為集團提供了可觀的現金流貢獻。特別是又一城項目，租金回報逐年提高。

最近，位於九龍**通州街**的一個320,000平方呎商住項目以及位於新界**洪水橋**的一幅農地改為537,000平方呎的住宅用地已達成了補地價協議。而有關重建九龍**嘉陵大廈**之可行性研究工作也已經展開。

Property

Occupancy of our Shanghai investment properties CITIC **Square** and **Royal Pavilion** remains high and they provide stable rental income. In the past few years, these two properties, known for their quality and management, have established an excellent reputation and image in Shanghai's commercial and luxury residential markets. We are planning a 1 million sq. ft. commercial development in Ningbo Zhejiang province, to be also named CITIC Square to further enhance our brand name.

As for our development properties, the first phase of our **New Westgate Garden** project is proceeding smoothly. The first 255 units were marketed in August 2004 and were all sold within a few days. The other units of the first phase are to be sold in batches in the first half of 2005. Given the strong demand for high quality housing, we are confident that excellent sales results will be achieved.

In December 2004, 1.45 million sq. ft. of land zoned for low-density residential development in the **Qingpu district** in Shanghai was bought in a public tender. We are also in the process of acquiring two blocks of land nearby to enhance the overall development. CITIC Pacific will seek opportunities to gradually build up our land bank in mainland China for sustainable future development.

Performance of our Hong Kong investment properties was satisfactory in a recovering market with stable rental income, which contributes to the Group's substantial cash flow. Festival Walk, in particular, has seen rental returns increase over the years.

Land premiums have been settled on a 320,000 sq ft. residential and commercial development at **Tung Chau Street**, Kowloon, and the conversion of an agricultural land at **Hung Shui Kiu**, New Territories into 537,000 sq ft. of residential usage. The possibility of upgrading **Grand Court**, Kowloon is also being explored.

銷售及分銷

大昌行及慎昌繼續擴展其在中國各地之業務網絡，其有序的發展計劃預期將在未來幾年顯現成效。集團所銷售代理的產品種類繁多，這將有助於其業務及產品的互補性，雖每年的分項銷售比例會有所不同，但整體來看，業績增長穩定。二零零四年貿易業務業績理想，特別是資生堂(Shiseido)化妝品及品牌商品的分銷代理業務都有不俗的表現。二零零四年香港汽車市場同零三年相比復蘇強勁，但內地進口貨車的銷售量不盡理想，主要是受到信貸緊縮和二零零四年十二月三十一日取消進口車的配額制度等因素影響。

中信泰富於二零零五年三月十一日與中國中信集團公司簽訂了一份收購協議，按成本基準收購其於**沃爾瑪華東百貨有限公司**之35%權益，此項收購須取得有關政府部門的批准。該合資企業將在上海市、浙江省及江蘇省經營沃爾瑪超級市場。預計有關收購完成後，將進一步促進集團貿易分銷業務的發展，並將為集團之物業發展業務帶來協同效應。

集團財務

集團之財務狀況健康，現金流穩定，並擁有充足的備用信貸支持集團未來發展之需。中信泰富將繼續奉行其保守穩健的理財原則，在快速發展的同時，保持其健康強壯的財務能力。

Marketing and Distribution

Dah Chong Hong and **Sims Trading** continued to develop the infrastructure of their business in mainland China following a plan that expects solid results in the coming years. Our trading business operates in many different segments and products and every year the balance of business is different, but taking the whole, progress is made year-by-year. In 2004 the general trading business made particular progress especially in Shiseido cosmetics and distribution of branded goods. The motor market in Hong Kong revived strongly compared with 2003, while in the mainland imported commercial vehicle sales were affected by tightened credit and the anticipation that the import quota system would be abolished on 31 December 2004.

On 11 March 2005, CITIC Pacific entered into an agreement with CITIC Group to acquire at cost a 35% interest in **Wal-Mart East China Stores Co.** The acquisition is subject to obtaining the necessary approvals from the relevant government authorities. The joint venture will operate Wal-Mart stores in the city of Shanghai as well as Zhejiang and Jiangsu provinces. This acquisition will facilitate the development of our Marketing and Distribution business and will also bring synergies to our property development business.

Finance

The Group's financial position remains healthy with stable cash flows and sufficient available facilities to support the needs of our future expansion. At the same time, CITIC Pacific will continue to employ conservative and sound financial planning to ensure that our finances stay strong.

前景

中國內地經濟預期在未來數年將持續高速地增長，因此中信泰富的業務發展重點將更加集中在中國內地。集團之策略是注重發展自身熟悉並具有優勢的行業，通過有效的管理，不斷提高投資回報，以達到增加股東價值之最終目的。我們相信，多元化之業務模型對一個投資地域相對集中的公司來說是適合的。

在此，本人謹代表所有董事感謝中信泰富全體員工在過去一年中所作出的不懈努力，並希望全體員工齊心合力，使中信泰富進一步發展，取得更好的成績。

榮智健
主席
香港，二零零五年三月十五日

Our Future

CITIC Pacific's business is increasingly focused in mainland China where I expect continued high economic growth in the foreseeable future. The strategy of CITIC Pacific is to develop the businesses we know and operate well to improve our returns, and increasing shareholder value is our ultimate objective. Our belief continues to be that a diversified business model is most appropriate to a company focusing on one geographical area.

On behalf of all the directors, I thank all the staff of CITIC Pacific for their hard work in the past year and hope that we will all work together for the future development and success of CITIC Pacific.

Larry Yung Chi Kin
Chairman
Hong Kong, 15 March 2005

業務回顧
Business Review

公司架構
Corporate Structure



中信泰富
CITIC Pacific
基礎建設
Infrastructure
發電
Power
航空
Aviation
基礎設施
Civil Infrastructure
信息業
Communications
特鋼製造
Special Steel Manufacturing
江陰鋼廠
Jiangyin Steel
79%
新冶鋼
Xin Yegang
95%
大冶特鋼
Daye Special Steel
19%
物業
Property
投資物業
Investment Properties
發展項目
Development Properties
銷售及分銷
Marketing & Distribution
大昌行
Dah Chong Hong
100%
慎昌
Sims Trading
100%
其他
Others
中信資本市場
CITIC Capital Markets
50%

發電

Power

以港幣百萬元計算	in HK$ million	2004	2003
溢利貢獻	Contribution	**439**	229
佔總溢利貢獻比例	Proportion of total contribution	**12%**	9%
淨資產	Net assets	**4,393**	1,508
資本開支	Capital expenditure	**2,739**	144

中信泰富的電力從業人員有十多年在中國大陸從事電廠運營管理的豐富經驗。參與尋找投資機會，督導電廠興建工程，以及電廠的日常經營管理等各個環節的工作。

於二零零四年，中信泰富參與投資的電廠總裝機容量為974.6萬千瓦，權益裝機容量為291萬千瓦。這些電廠所在地區大部分都有強勁的電力需求。不包括新增電廠，總發電量達到182.7億千瓦時，較二零零三年增長8.4%；而二零零四年新增的北方電力、邯峰及淮北電廠，全年共發電527.8億千瓦時。集團發電利潤總額較去年增長92%，主要是因為北方電力的首度利潤貢獻，以及利港一、二期權益的增加。

CITIC Pacific's power team has over 10 years of experience as a power operator in mainland China and they have first hand experience, knowledge and expertise in seeking investment opportunities, supervising construction and active involvement in the management of the plants' day to day operations.

In 2004, demand for electricity remained strong in most of the regions where our 9,746MW of installed and 2,916MW of attributable capacities are located. Excluding newly acquired power plants, a total of 18,269 million kwh of electricity was generated, an increase of 8.4% from 2003. North United Power, Hanfeng and Huaibei, which were added in 2004, generated a total of 52,776 million kwh of electricity. Profits rose 92%, a result of first time contribution from North United Power and an increased ownership in Ligang phase I and II.

中信泰富參與的電廠總裝機容量及權益容量
CITIC Pacific's Total and Attributable Installed Capacity


兆瓦 MW
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
97
98
99
00
01
02
03
04
05
06
07
權益裝機容量 Attributable Capacity
新增容量預測 New Capacity Forecast
總裝機容量預測 Total Installed Forecast
總裝機容量 Total Installed Capacity
權益容量預測 Attributable Forecast

中信泰富所屬電廠經營資料統計 Operational statistics of CITIC Pacific's power plants

	所在地 Location	裝機容量 (兆瓦) Installed Capacity (MW)	擁有權 Ownership %	機組形式 Type	使用小時 Utilisation Hours	電量生產 Electricity Generated			熱量生產 Heat Generated		
						2004 (m kWh)	2003 (m kWh)	變化率 change %	**2004 (kGJ)**	2003 (kGJ)	變化率 change %
利港 Ligang	江蘇 Jiangsu	1,400	65	燃煤 Coal fired	6,803	**9,524**	8,944	6.49	**–**	–	–
邯峰 Hanfeng	河北 Hebei	1,320	20	燃煤 Coal fired	6,562	**8,662**	†	–	**–**	–	–
淮北 Huaibei	安徽 Anhui	600	12.5	燃煤 Coal fired	6,415	**3,849**	†	–	**–**	–	–
開封 Kaifeng	河南 Henan	125	50	燃煤 Coal fired	5,630	**704**	696	1.15	**–**	–	–
北方電力 North United	內蒙古 Inner Mongolia	5,041	20	燃煤及熱電聯產 Coal fired and Co-generation	7,268	**40,259**	*	–	**37,650**	–	–
鄭州 Zhengzhou	河南 Henan	600	50	熱電聯產 Co-generation	5,735	**3,441**	3,232	6.47	**5,331**	5,944	-10.31
呼和浩特 Hohhot	內蒙古 Inner Mongolia	400	35	熱電聯產 Co-generation	7,222	**2,889**	2,638	9.51	**1,730**	883	95.92
吉林 Jilin	吉林 Jilin	200	60	熱電聯產 Co-generation	6,897	**1,379**	965	42.89	**1,150**	243	373.25
威海 Weihai	山東 Shandong	36	49	熱電聯產 Co-generation	3,427	**123**	174	-29.28	**2,573**	2,575	-0.08
晨鳴 Chenming	山東 Shandong	24	49	熱電聯產 Co-generation	8,616	**207**	201	2.99	**110萬噸 1.1m tonnes**	140萬噸 1.4m tonnes	-21.43

* *二零零四年開始投產 operation began in 2004*
† *新收購 newly acquired*

中信泰富投身於電力行業的長期發展。我們深信，隨著中國經濟的發展，用電需求將持續增長。作為中國電力市場的獨立發電公司，中信泰富在有效地進行運營管理以及與合作夥伴一起投資發展新項目方面取得了良好的成績。我們相信，高效率、低成本的管理是使發電業務保持其吸引力、並取得好回報的關鍵。

主要進展情況如下：

於二零零五年二月，中信泰富與其合資夥伴就**利港一期**(2 x 35萬千瓦)及**二期**(2 x 35萬千瓦)之合作方式達成協議，將原有BOT形式轉成合資企業形式。根據最初簽訂的BOT合同，

CITIC Pacific has a long-term commitment to the power generation business as we believe that demand for electricity will continue to rise as the Chinese economy develops. As an independent power producer in the power market in China, CITIC Pacific has proven track record of operating efficiently and working with partners on attractive new investments. We believe that efficient, low cost management of our plants is the key to power generation remaining an attractive business with good returns.

The following progress was made:

In February 2005, CITIC Pacific entered into an agreement with its joint venture partners to change **Ligang phase I** (2 x 350MW) and **II** (2 x 350MW) from their existing BOT structure to an equity joint venture. Under the original BOT contract, CITIC Pacific would have to

中信泰富要在合作期期滿後，將其在一、二期所有權無償轉讓給其他合資夥伴。但在新的合同中，此條款將被取消。此項交易有待有關政府部門審批。

利港三期(2 x 60萬千瓦)建設正按計劃進行，預期於二零零六年投入商業運行。**利港四期**(2 x 60萬千瓦)的建設亦在順利進行中，計劃於二零零七年完成。

鄭州發電廠三期擴建40萬千瓦(2 x 20萬千瓦)工程正順利進行，預計於二零零六年投產。

由中信泰富與其他三家股東共同合資組建的**北方聯合電力有限責任公司**(「北方電力」)於二零零四年一月正式開始運營，並首年為中信泰富作出盈利貢獻。隨著73萬千瓦新裝機組發電容量於二零零四年投產，北方電力的總權益裝機容量達到504.1萬千瓦。北方電力位處煤炭資源豐富的內蒙古，不但能以相對其他發電廠較低價格取得充足的煤炭供應，同時也節省了昂貴的運輸費用。該合資企業將繼續在內蒙古自治區尋找新的投資機會，實現不但向內蒙古供電，而且向中國華北、東北及北京供電的目標。

二零零四年十月，中信泰富收購了位於安徽省的**淮北國安電廠**(2 x 30萬千瓦)12.5%之權益。

二零零四年，中信泰富與中國華能集團按50/50的比例聯合收購了位於河北省的**邯峰電廠**40%的權益，令中信泰富實益擁有該電廠20%的權益。該電廠還有18年的專營權。邯峰電廠已作投產，共有兩台66萬千瓦機組，分別於二零零一年三月和九月投產。

中國電廠大多是燃煤發電廠，由於二零零四年中國的電力需求持續強勁，因此造成電煤價格大幅上漲。而發電公司未能相應上調電價，這就意味著發電公司之利潤空間將受到擠壓。如果政府的煤電價格聯動機制一旦付諸實施，則可減輕這方面的壓力。我們將繼續在爭取簽定煤炭長期供應合同、控制成本及提高運行效率上做更大的努力。

transfer all its rights and benefits, at the expiration of the franchise period, to the other JV partners at nil consideration. These conditions will cease to exist under the new joint venture arrangement. This transaction is subject to approval by the relevant authorities.

Construction of the **Ligang phase III**, which consists of two 600MW units, is progressing on schedule with commercial operation expected in 2006. **Phase IV** (2 x 600MW) is also underway scheduled for completion in 2007.

Construction of **Zhengzhou phase III**, a 400MW (2 x 200MW) expansion is progressing well with commercial operation on target for 2006.

North United Power Corporation, a joint venture CITIC Pacific formed with three other partners officially began operation in January 2004 and made its first full year contribution to CITIC Pacific's power profits. 730MW of new generating capacity was completed by North United Power in 2004, bringing the total attributable capacity of North United Power to 5,041MW. Strategically located in Inner Mongolia, an area with an abundance of coal, North United Power is not only able to obtain sufficient supply of coal at a lower price than many other companies but also save on otherwise high transportation costs. The joint venture will continue to seek attractive new opportunities in the autonomous region with the goal of supplying electricity not only locally but also to the North, the Northeast of China and Beijing.

In October 2004, CITIC Pacific acquired a 12.5% stake in the **Huaibei Guoan Power plant** (2 x 300MW), in Anhui Province.

In 2004, CITIC Pacific acquired a 40% stake in the **Hanfeng Power Plant** located in Hebei Province through a 50/50 joint venture with China Huaneng Group, giving CITIC Pacific an attributable ownership of 20%. The plant has a remaining franchise period of 18 years. The Hanfeng plant is an operating power plant that has two generating units of 660MW each commissioned in March and September 2001.

In 2004, the price of coal rose substantially due to continued high demand for power in China where the majority of power plants are coal fired. The inability of generators to raise tariffs means that profits for power generators are being squeezed. The government's intention of linking fuel cost to tariffs, if implemented, will provide some much needed relief. More work to secure long-term coal supply contracts, managing costs and improving operating efficiency will be undertaken.

航空 Aviation

	地點		Headquarters	擁有權 Ownership
國泰航空	香港	Cathay Pacific	Hong Kong	25.5%
港龍航空	香港	Dragonair	Hong Kong	28.5%
香港空運貨站	香港	HACTL	Hong Kong	10%
中國國際貨運	北京	Air China Cargo	Beijing	25%

以港幣百萬元計算	*in HK$ million*	**2004**	2003
國泰航空	Cathay Pacific	**1,097**	330
港龍航空	Dragonair	**186**	20
香港空運貨站	HACTL	**90**	71
中國國際貨運	Air China Cargo	**25**	–
溢利貢獻	Contribution	**1,398**	421
佔總溢利貢獻比例	Proportion of total contribution	**37%**	16%
淨資產	Net assets	**11,747**	12,880
資本開支	Capital expenditure	**518**	–

國泰航空 Cathay Pacific


月載客人數
Monthly Passengers Carried
1,400
1,200
1,000
800
600
400
200
以千計 in '000
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002


月載貨量
Monthly Cargo Carried
100
90
80
70
60
50
以千噸計 in '000 tonne
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002

國泰航空(www.cathaypacific.com)是一間立基於香港的國際客運及貨運航空公司，為乘客提供飛往全球九十二個目的地之最佳服務。中信泰富從一九九一年成為國泰航空之第二大股東以來，透過在該公司董事局、管理及其他委員會之委派代表，積極參與國泰航空的各項管理工作。

二零零四年國泰航空全年總載客人數為一千三百七十萬人，貨運量為972,416噸，較二零零三年分別上升了36%和11%，均破歷史紀錄。營業額較二零零三年增長32%，達港幣391億元。溢利則增長239%，達港幣44億元。由於經濟環境的改善使得旅遊外出的需求增加，是國泰取得此優異成績的主要原因。往返悉尼及紐約等城市的航班班次及貨運能力都有所增加。

二零零四年九月中港航管協議簽署後，國泰航空開始提供往返中國大陸多條航線的服務。這將使國泰航空更有利地利用其遍佈全球的航線網絡，為往來中國大陸的乘客提供同一航空公司的便利的服務，從而使國泰航空充分抓住在中國大陸航運市場不斷發展的機會。於二零零四年十二月，國泰航空開始營辦每日往返北京的航班，並於二零零五年一月開通了每日往來上海的貨運航班。另外，國泰航空於二零零五年二月二十八日開通了一週三班往來廈門的航班服務。於二零零四年十二月，國泰航空在中國國際航空首次公開招股時策略性入股10%。根據在此之前雙方簽訂的意向書，兩家航空公司將在工程、地勤、餐飲、貨運及資訊服務等方面展開廣泛合作。這將促進對雙方互利的緊密合作夥伴關係和合作。

港龍航空(www.dragonair.com)經營往返亞洲三十個目的地的航班服務，其中二十一個目的地是中國大陸城市。二零零四年溢利增長820%，達港幣六億五千二百萬元。二零零四年港龍全年總載客人數及貨運量均創下紀錄，分別為460萬人次及342,413噸。載客人數較二零零三年上升49%，其主要原因是由於各航線的載客量都有增長，並以往來中國大陸的航線增長最為突出。為滿足需求，二零零四年

Cathay Pacific (www.cathaypacific.com), an international passenger and freight carrier based in Hong Kong, provides top quality services to 92 destinations around the world. CITIC Pacific is the second largest shareholder and, through participation on the board, the executive and other committees, has been actively involved in Cathay Pacific's management since it first became a shareholder in 1991.

2004 was a record year in the history of Cathay Pacific in which it carried 13.7 million passengers and 972,416 tonnes of freight, an increase of 36% and 11% respectively from 2003. Revenue rose 32% to HK$39.1 billion and profit 239% to HK$4.4 billion over those of 2003. This strong performance is the result of a better economic environment in which demand for travel surged. Frequencies to certain cities such as Sydney and New York were increased and new cargo capacity was added.

Following the Air Traffic Agreement between Hong Kong and Beijing signed in September of 2004, the airline began offering a number of services to mainland China. These services will allow Cathay Pacific to capture its share of the growing mainland China air travel market to fully take advantage of its global network by providing customers the convenience of accessing China on the same carrier. In December 2004, Cathay Pacific began daily service to Beijing. A new daily freighter service to Shanghai was launched in January 2005. In addition, the airline began flying to Xiamen three times a week on 28 February 2005. In December 2004, Cathay Pacific made a strategic investment in Air China by acquiring a 10% stake in the Chinese major airline's IPO after signing an earlier letter of understanding covering co-operation between the two airlines in the areas of engineering, ground handling, catering, cargo services and information technology among others. This will promote close partnership and co-operation between the two airlines, which will be mutually beneficial to both.

Dragonair (www.dragonair.com) operates passenger services to 30 destinations in Asia, of which 21 are to mainland Chinese cities. Profit rose 820% to HK$652 million in 2004. The airline achieved record numbers of passengers and cargo carried reaching 4.6 million passengers and 342,413 tonnes of freight. The 49% growth in the number of passengers was underpinned by increased demand for travel to all destinations, in particular to and from mainland China. In response to this, in 2004, Dragonair's flights to Shanghai were increased to 87 a week and a service to Tokyo was launched in April. The 27% growth in cargo

港龍航空 Dragonair



月載客人數
Monthly Passengers Carried
500
400
300
200
100
0
以千計 in '000
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002



月載貨量
Monthly Cargo Carried
35
30
25
20
15
10
5
0
以千噸計 in '000 tonne
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002

港龍航空往返上海的班次增加到每週87班，並於二零零四年四月開通了來往東京的航班服務。貨運較二零零三年上升27%，主要是受中國生產加工地區強勁的貨運需求以及貨運網絡的擴大所帶動，港龍航空將其貨運網絡已擴大至包括法蘭克福、倫敦和長江三角洲重鎮—南京市。

香港空運貨站(www.hactl.com)經營全球最大的航空貨運中心—超級一號貨站。二零零四年全年處理貨物量2,262,703噸，較二零零三年增長12.6%。這主要是得益於強勁的出口需求(尤其向歐、美和中國大陸市場)。香港超級一號貨站有潛力每年可處理350萬噸的貨運，將有充分的容量來支持香港和中國大陸未來空運貨量的高度增長。

中國國際貨運航空有限公司於二零零四年一月開始正式運作並首度為中信泰富作出盈利貢獻。中信泰富佔合資公司25%之權益。其主要業務為中國國際航空的貨運及其相關的地勤業務。二零零四年貨運總量達642,184噸。至二零零四年底為止，公司擁有5架貨機，並同時用中國國際航空的145架客機之貨倉來運輸貨物。公司計劃於二零零五年新增兩架貨機。目前航線覆蓋70個國內及40個國際目的地。

was driven by strong demand from manufacturing regions in China and an expanded cargo network including the addition of Frankfurt, London and Nanjing, one of the largest cities in the Yantze River Delta area.

HACTL (www.hactl.com), the operator of the largest air cargo terminal in the world, SuperTerminal 1, handled a total of 2,262,703 tonnage of cargo, an increase of 12.6% from the previous high in 2003. This was primarily driven by strong exports, in particular to Europe, mainland China and the U.S. SuperTerminal 1 has a potential capacity of 3.5 million tonnes per annum, providing adequate capacity to support a robust growth of air cargo in Hong Kong and mainland China into the future.

Air China Cargo, a joint venture in which CITIC Pacific has a 25% interest, began operation in January 2004 and made its first profit contribution to CITIC Pacific. It handles all of Air China's international and domestic cargo and related ground service businesses. Total freight carried in 2004 was 642,184 tonnes. At the end of 2004, the company employs 5 freighter planes and the belly space in Air China's 145 passenger planes to carry cargo. Two additional freighters will be added in 2005. It flies to 70 domestic and 40 international destinations.

基礎設施 Civil Infrastructure

	地點		Location	擁有權 Ownership
東區海底隧道	香港	Eastern Harbour Tunnel	Hong Kong	
– 公路		– Road		71%
– 鐵路		– Rail		50%
西區海底隧道	香港	Western Harbour Tunnel	Hong Kong	35%
四個環境保護項目	香港	Four waste treatment facilities	Hong Kong	20% – 50%
老港填埋場四期	上海	Laogang Phase 4 Landfill	Shanghai	30%

以港幣百萬元計算	*in HK$ million*	**2004**	2003
溢利貢獻	Contribution	**329**	635
佔總溢利貢獻比例	Proportion of total contribution	**9%**	24%
淨資產	Net assets	**2,130**	2,113
資本開支	Capital expenditure	**61**	5

香港的隧道 Tunnels in Hong Kong



九龍 Kowloon
西區海底隧道
Western Harbour Tunnel
東區海底隧道
Eastern Harbour Tunnel
紅磡海底隧道
Cross Harbour Tunnel
香港 Hong Kong


西隧每日平均交通流量
Western Harbour Tunnel Average Daily Traffic
45,000
42,000
39,000
36,000
33,000
30,000
27,000
車輛 number of vehicles
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002


東隧每日平均交通流量
Eastern Harbour Tunnel Average Daily Traffic
77,000
74,000
71,000
68,000
65,000
車輛 number of vehicles
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002

東區海底隧道「東隧」
(www.easternharbourtunnel.com.hk)由於香港經濟形勢好轉，東隧二零零四年平均日交通流量增長3%，達73,478架次。中信泰富是此隧道公路部分的控股股東，佔71%權益；在鐵路部份的權益則為50%。根據原合同內規定的為投資者提供合理但不過高回報的目標，東隧於二零零二年九月申請調高隧道收費，但被香港政府否決。二零零五年一月獨立仲裁人裁定私家車收費將調高港幣十元，其他類型車輛收費也都將相應調高，新收費將於二零零五年五月開始執行。

西區海底隧道「西隧」
(www.westernharbourtunnel.com)是連接港島、中國大陸及赤鱲角機場的三號幹線的主要路段。中信泰富擁有西隧35%的權益。雖然二零零四年七月私家車隧道收費上調了港幣三元，二零零四年隧道平均日交通流量仍增長5%，達39,188架次。另外，西隧的交通增長受限主要是由於接駁道路網絡遲遲未能完成，特別是中環—灣仔繞道，以及香港政府所擁有之紅磡海底隧道之收費水平偏低所造成的競爭。

Eastern Harbour Tunnel ('EHT') (www.easternharbourtunnel.com.hk) registered an average daily traffic increase of 3% in 2004 to 73,478 vehicles due to improvement in economic conditions. CITIC Pacific is the controlling shareholder in the road tunnel with a 71% interest, and has a 50% interest in the rail tunnel. With the objective of providing investors with a reasonable but not excessive remuneration as set in the original contract, EHT applied for a toll increase in September 2002, which was refused by the Hong Kong Government. In January 2005, the arbitrator awarded a toll increase of HK$10 for private cars with corresponding increases for other categories of vehicles which will be implemented beginning May 2005.

Western Harbour Tunnel ('WHT') (www.westernharbourtunnel.com) is a key section of the Route 3 highway, which links Hong Kong Island, mainland China and Chek Lap Kok Airport. CITIC Pacific's shareholding is 35%. Average daily traffic in 2004 registered a 5% increase to 39,188 vehicles even after a toll increase of HK$3 for private cars in July 2004. WHT's traffic growth is limited by the delay in the completion of access roads, particularly the Central-Wanchai bypass and competition from the low tolls at the government-owned Cross Harbour Tunnel.

中信泰富還持有管理紅磡海底隧道之公司35%股權，該公司自一九九九年九月起一直為香港政府負責管理紅磡海底隧道。該管理合同將在二零零六年到期。

CITIC Pacific also has a 35% interest in the company that has managed the **Cross Harbour Tunnel** under contract for the government since September 1999. The current contract will expire in 2006.

環境保護

中信泰富在香港擁有權益的四個環境保護項目：包括一個化學廢料處理中心、二個廢物轉運站總設計容量為每日4,000噸，另外還包括一個設計容積達4,300萬立方米之堆填區。於二零零四年，上述設施共處理廢料總量共四百萬噸。

在上海，中信泰富與威立雅環境之全資子公司Onyx及上海城投環境投資有限公司組成之合資公司負責設計、建設、運營及維護「**上海市老港生活垃圾衛生填埋場**」**四期工程**，為期二十年。項目建設工程正按計劃進行，並已於二零零五年二月開始試運行。

Environmental

CITIC Pacific has an interest in four waste treatment facilities in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes of daily waste processing capacity, and we also operate a landfill site with a 43 million cubic metre capacity. In 2004, a total of 4 million tonnes of waste was processed.

In Shanghai, the joint venture between CITIC Pacific, Onyx, a wholly owned subsidiary of Veolia Environment, and Shanghai Chengtou Environment Industry Development Co., Ltd. is responsible for the design, construction, operation and maintenance of the **Phase 4 of Laogang Municipal Waste Landfill** for 20 years. Construction is progressing as planned and trial operation commenced in February 2005.

信息業　Communications

		地點	Location	擁有權 Ownership
中信電訊1616	CITIC Telecom 1616	香港	Hong Kong	100%
CPCNet	CPCNet	香港	Hong Kong	100%
中信國安	CITIC Guoan	北京	Beijing	50%
澳門電訊	CTM (Macau Telecom)	澳門	Macau	20%

以港幣百萬元計算	*in HK$ million*	**2004**	2003
營業額	Turnover	**1,449**	1,590
溢利貢獻	Contribution	**133**	230
佔總溢利貢獻比例	Proportion of total contribution	**3%**	9%
淨資產	Net assets	**2,525**	2,330
資本開支	Capital expenditure	**177**	185

中信泰富之信息業務包括全業務電訊運營商—澳門電訊及其他提供增值服務的業務。

澳門電訊

中信泰富由一九九一年起擁有澳門電訊(www.ctm.net) 20%的權益。該公司為澳門特別行政區之首選電訊供應商，為其市民提供固網、移動電話及互聯網接入等服務。由於移動電話服務競爭激烈，二零零四年澳門電訊之溢利下跌8%。然而澳門的固網及互聯網業務仍保持健康快速的增長勢頭，為未來的發展打下了基礎。

國際長途電話批發及數據業服務

中信電訊1616 (www.citic1616.com)在亞洲長途電話批發市場佔領先地位。現為80多個國家超過200個國際電訊及移動電話運營商提供服務。二零零四年1616處理了大約35億分鐘的國際長途通話量，其中56%是進入中國大陸的流量。1616儘力維持進出中國大陸通話量的邊際利潤是導致總通話量減少的主要原因。

CITIC Pacific's communications businesses include Macau Telecom, a full service telecommunications operator and others that focus on providing value-added services.

CTM

20% owned by CITIC Pacific since 1991, Companhia de Telecomunicacoes de Macau S.A.R.L. ('CTM') (www.ctm.net) is the provider of choice of fixed line, mobile telephone and Internet access services to the people of Macau SAR. Due to competition for its mobile business, overall profit decreased 8% in 2004. However, its fixed line and Internet business remain healthy and the rapid development of Macau in recent times provides more opportunities for the future.

IDD Wholesale and Data Services

CITIC Telecom 1616 (www.citic1616.com) is a leader in Asia's IDD wholesale market, interconnected to more than 200 international telecom and mobile carriers in over 80 countries. In 2004, 1616 handled approximately 3.5 billion minutes of IDD traffic of which 56% is destined for mainland China. The drop in total call volume is a result of 1616's insistence on maintaining margins on mainland China related calls.

CPCNet Hong Kong (www.cpcnet-hk.com)是一家電訊網路商，專為大中華區之商業客戶提供互聯網服務。其TrueConnect™是大中華首個建立於多協定標簽交換式的IP–虛擬專網路。二零零四年，TrueConnect™之客戶群增加了62%，現在大中華地區擁有16個網路出口點(POPs)，提供連接亞洲、美國及歐洲的數據服務。預期2005年客戶數量將持續上升，從而使TrueConnect™有所盈利。

中信國安

中信國安之主營業務是持有在深圳證券交易所上市的**中信國安信息產業股份有限公司**(「國安信息」)62%的股權。國安信息之主要業務是在中國大陸經營有線電視網絡。至二零零四年底，國安信息在中國17個城市為約四百萬用戶提供服務。除有線電視網絡外，國安信息亦投資於系統集成及軟件開發。中信國安亦擁有位於北京的「國際大廈」，其二零零四年底出租率為98%。

電子商貿

中信泰富與「中華全國體育總會」及「中國奧委會」之聯盟正集中研究如何充分利用豐富的體育資料來開發新的業務模式並使之贏利。我們的互聯網遊戲業務正著重開發新遊戲，以吸引更多的玩家。

CPCNet Hong Kong (www.cpcnet-hk.com), a telecommunications carrier, provides Internet services to corporate customers in the Greater China area. Its 'TrueConnect' is the first Multiprotocol Label Switching based Internet Protocol Virtual Private Network built in Greater China. In 2004, the customer base of 'TrueConnect' increased 62% and it now has 16 self-owned Point of Presence (POPs) covering Greater China and service coverage spanning Asia, USA and Europe. It is anticipated that in 2005 further growth in customer numbers will make 'TrueConnect' profitable.

CITIC Guoan

CITIC Guoan's primary business is its 62% interest in **CITIC Guoan Information Industry Co., Ltd.** ('Guoan Information'), a Shenzhen Stock Exchange listed company whose primary business is operating cable TV networks in mainland China. At the end of 2004, Guoan Information had approximately 4 million subscribers in 17 cities in China. In addition to its CATV networks, Guoan Information also has interests in system integration and software development. CITIC Guoan also owns the CITIC Building in Beijing, which was 98% occupied at the end of 2004.

E-Commerce

CITIC Pacific's cooperation with All-China Sports Federation and the Chinese Olympic Committee continues to focus on developing business models, which aim to fully utilise the wealth of data available to the joint venture to make it profitable. Our Internet games business continues to focus on developing new games to attract more players.

特鋼製造
Special Steel Manufacturing

以港幣百萬元計算	in HK$ million	2004	2003
營業額	Turnover	**7,177**	4,611
溢利貢獻	Contribution	**438**	178
佔總溢利貢獻比例	Proportion of total contribution	**11%**	7%
淨資產	Net assets	**4,840**	1,421
資本開支	Capital expenditure	**3,417**	545

江陰特鋼：中信泰富於九十年代初收購了江蘇省江陰市的一家小型普鋼廠，並由此開始逐步進入特鋼生產行業。多年來，通過市場重新定位、引進新技術、採用現代化管理模式及不斷擴大投資，目前**江陰特鋼**的軸承鋼、齒輪鋼、彈簧鋼及高壓管坯鋼等高質量鋼種生產在全國佔領先地位，年產能力達2百萬噸。於二零零四年一月，中信泰富向其合資夥伴收購了24%的股份，使其在江陰特鋼的持股量增至79%。

江陰特鋼的產品主要用於生產和製造汽車零部件、發電設備、工業機械設備及石油和石化管道。多項產品均獲得了用戶的認證書，如瑞典SKF、德國FAG及美國Caterpillar。二零零四年江陰特鋼產量增長至176萬噸。儘管原料和最終用戶市場價格頗為波動，但與二零零三年相比，利潤仍增長了146%。多年來，江陰特鋼不斷進行技術改造和完善管理，努力提高效率，降低成本。為了進一步提高產品質量及鞏固其市場領導地位，江陰特鋼正與住友金屬小倉合作，生產高品質特鋼，主要用於生產採用進口鋼材的汽車零部件。

Jiangyin Special Steel: CITIC Pacific's interest in special steel manufacturing dates back to the early 1990s when the company bought a small general carbon steel maker in Jiangyin, Jiangsu Province. Over the years, with market repositioning, new technology, modern management and capital, **Jiangyin Special Steel** is now a leader in the manufacturing of high-grade special steel used in bearings, gears, springs and high-pressurized pipes in China with annual production capacity of 2 million tonnes. In January 2004, CITIC Pacific increased its shareholding in Jiangyin Special Steel to 79% by purchasing an additional 24% from its joint venture partner.

The plant's major products are mainly supplied to auto parts, power equipment, and industrial machinery manufacturers as well as to the petroleum and petrochemical industries. Many of the products have received certifications from users such as SKF of Sweden, FAG of Germany and Caterpillar of the United States. Production of Jiangyin Special Steel increased to 1.76 million tonnes in 2004. Profit grew 146% compared with 2003 in spite of fluctuating raw material and end-user markets. Over the years continuous efforts have been made to improve operating efficiency and lower production costs through technology innovation and better management. In an effort to upgrade the quality of its products and consolidate its leading position, Jiangyin Special Steel is co-operating with Sumitomo Metals Kokura to produce high-grade special steel targeting primarily import substitution for auto components.

新冶鋼及大冶特鋼：於二零零四年十月，中信泰富收購了位於湖北省黃石市之**湖北新冶鋼有限公司**95%的權益（前名東方鋼鐵有限公司），並通過新冶鋼收購了其他資產，包括在深圳證券交易所上市之**大冶特鋼**的股份。待有關監管部門審批後，中信泰富在大冶特鋼之股權將從現在的19%增加到58%。至二零零四年底，工廠總生產能力約200萬噸，實際產量約173萬噸。除生產與江陰特鋼類似的產品外，新冶鋼及大冶特鋼亦生產高質合金鋼、工具及模具鋼及無縫鋼管。此收購在增加產品種類及擴大客戶的地域覆蓋等方面均會產生協同效應。中信泰富之現代化管理模式、技術、營商經驗和特長將有助新冶鋼及大冶特鋼於鋼廠提高生產力及生產效率。

中國特鋼年產量約佔鋼鐵總產量2.7億噸的8%，而工業化國家此比例則為15–20%。隨著中國經濟的持續增長，尤其是汽車、發電設備、石油、石油化工以及機械製造業的持續增長，無可避免對特鋼之需求量將愈來愈大。江陰特鋼、新冶鋼及大冶特鋼的整合無疑使中信泰富在中國特鋼市場具有舉足輕重的地位。

Xin Yegang and Daye Special Steel: In October 2004, CITIC Pacific acquired a 95% stake in **Hubei Xin Yegang Co.** (formerly known as Dongfang Iron and Steel Co.) in Huangshi, Hubei Province through which also acquired other assets including an interest in the Shenzhen Stock Exchange listed **Daye Special Steel Co.** Subject to regulatory approval, the shareholding of CITIC Pacific in Daye Special Steel Co. will increase to 58% from the current 19%. At the end of 2004, total annual production capacity of the plants is approximately 2 million tonnes and 1.73 million tonnes were produced for the year. In addition to producing products that are supplementary to those of Jiangyin Special Steel, Xin Yegang and Daye Special Steel also manufacture high alloy steel, tool and die steel and seamless steel tubes. Through this acquisition, synergies can be created in broadening the products offered and improving geographic coverage of customers. Xin Yegang and Daye Special Steel will also benefit from the increased productivity and efficiency brought by modern management, techniques, and years of experience and expertise of CITIC Pacific.

The special steel market in China is roughly 8% of the approximately 270 million tonnes of total annual steel production, compared with 15–20% in industrialized countries. As China's economy and in particular its auto market, power equipment, petroleum, petrochemical and industrial machinery manufacturing industries continue to grow, it is inevitable that more and more special steel will be needed. The combination of Jiangyin Special Steel, Xin Yegang and Daye Special Steel makes CITIC Pacific a major factor in the special steel market in China.

物業
Property

以港幣百萬元計算	in HK$ million	2004	2003
營業額	Turnover	**768**	401
溢利貢獻	Contribution	**608**	508
佔總溢利貢獻比例	Proportion of total contribution	**16%**	19%
淨資產	Net assets	**19,519**	18,986
資本開支	Capital expenditure	**1,291**	104

	類別		Type	擁有權 Ownership	概約樓面面積（千平方呎） Approximate GFA ('000 sq. ft.)
香港物業		**Properties in Hong Kong**			
投資物業		***Investment Properties***			
中信大廈	商業	CITIC Tower	Commercial	40%	562
又一城	商業	Festival Walk	Commercial	50%	1,200
大昌行商業中心	商業	DCH Commercial Centre	Commercial	100%	389
偉倫中心	工業	Wyler Centre	Industrial	100%	393
百匯中心	工業	Broadway Centre	Industrial	100%	342
裕林工業中心	工業	Yee Lim Industrial Centre	Industrial	100%	320
其他	各類	Others	Various	100%	546
發展項目		***Development Properties***			
愉景灣	住宅區	Discovery Bay	Residential township	50%	3,000
長沙灣通州街	住宅及商業	Tung Chau Street, Cheung Sha Wan	Residential / Commercial	100%	321
其他	住宅	Others	Residential	100%	758
上海物業		**Properties in Shanghai**			
投資物業		***Investment Properties***			
中信泰富廣場	商業	CITIC Square	Commercial	80%	1,137
華山公寓	住宅	Royal Pavilion	Residential	100%	374
發展項目		***Development Properties***			
老西門新苑	住宅	New Westgate Garden	Residential	100%	3,000
青浦區項目	住宅	Qingpu Development	Residential	100%	1,000
浦東機場鎮	物流配套發展	Near Pudong Airport	Logistic Development	100%	3,000

中信泰富的主要物業投資分佈在香港及中國大陸，主要在上海及其周邊省份，包括大型住宅及商用投資物業及發展項目。中信泰富擁有一支經驗豐富的專業隊伍，積極參與由物色投資機會到建築工程監督以至建成後的物業管理的每個環節。

在**香港**，中信泰富擁有約410萬平方呎樓面面積的土地儲備可供未來物業發展，其中約300萬平方呎位於愉景灣。

中信泰富擁有**愉景灣**項目50%之權益。此項目是中信泰富聯同香港興業國際集團有限公司合作發展的一個大型住宅項目。自一九七三年項目開始至今，愉景灣已由一休閒渡假點發展成為一個完善、自給自足、華洋集處的住宅社區。其規劃建基於發展成一無私家車的綠色社區，並配套教育及各式設施，以滿足愉景灣居民的需要。愉景灣位於大嶼山的東北海岸，擁有偌大的空間，康樂及消閒設施包括私人沙灘、中央公園、觀景漫步區、哥爾夫球場及遊艇會。

位於愉景灣北部的二白灣發展樓面總面積達234萬平方呎，其中約98萬平方呎已發展成海澄湖畔一期（第十一期）及海澄湖畔二期（第十二期）。樓面面積為34萬平方呎之海澄湖畔一期已全部售出。樓面面積為64萬平方呎之海澄湖畔二期，截至二零零四年底已售出約98%。第十三期的可建樓面面積達53萬平方呎，施工正在進行中，預計於二零零五年底完成。

於二零零四年十月，中信泰富與香港政府就發展長沙灣**通州街地盤**達成補地價協議。該項目將發展成樓面面積約32萬平方呎之住宅及商用物業。設計及地盤工程已展開，預計項目將於二零零八年完成。

CITIC Pacific's properties are located in Hong Kong and mainland China, in particular Shanghai and its surrounding provinces. They consist of large-scale residential and commercial investment properties and development projects. CITIC Pacific has an experienced property team that actively participates in every aspect of a project, from identifying investment opportunities, supervising the construction of the property to managing the completed development.

In **Hong Kong**, CITIC Pacific has a land bank of about 4.1 million sq. ft. gross floor area available for development, of which about 3 million sq. ft. is in Discovery Bay.

Discovery Bay, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. Since its commencement in 1973, Discovery Bay has grown from a holiday resort to a fully integrated, self-contained suburban multinational residential community of both locals and expatriates. Its planning is based on the concept of a private car free, green town development with a comprehensive range of educational, community and social facilities to serve the Discovery Bay population. Situated on the Northeastern shore of Lantau Island, Discovery Bay is endowed with ample open space, recreational and leisure facilities including a private beach, a central park, scenic promenade, golf courses and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay with a total gross floor area of approximately 2.34 million sq. ft., of which 0.98 million sq. ft. has been developed as Siena One (Phase 11) and Siena Two (Phase 12). Siena One, with a gross floor area of 0.34 million sq. ft., has all been sold. Siena Two, with a gross floor area of 0.64 million sq. ft., was 98% sold at the end of 2004. Construction work for Phase 13, which has a gross floor area of 0.53 million sq. ft., is progressing well with completion being targeted for the end of 2005.

In October 2004, CITIC Pacific reached an agreement with the Hong Kong Government on the premium payable for development of the **Tung Chau Street Site** in Cheung Sha Wan, Kowloon into a residential and commercial development with a gross floor area of approximately 0.32 million sq. ft. The design and site works for the project is in progress with target completion in 2008.

中信泰富擁有40%股權的**中信大廈**，為本公司之總部所在，是香港中區海濱標誌建築之一，提供樓面面積為56萬2千平方呎的寫字樓及商場，並設有行人天橋連接金鐘地鐵站。中信大廈目前的租用率達99%。租金方面二零零四年較二零零三年度有所加強。

中信泰富擁有50%股權之「**又一城**」是聯同太古集團合作發展的項目。該項目位於九龍塘九廣鐵路與地鐵站交匯處，樓面面積達120萬平方呎，包括購物商場及寫字樓。又一城於一九九八年建成，現為香港的成功購物商場之一，其空置率極低，並提供穩定增長的租金收入。

CITIC Tower, 40% owned by CITIC Pacific, is our headquarters and a landmark on the Hong Kong waterfront comprising 562,000 sq. ft. of offices, retail shops and restaurants, and linked to the Admiralty MTR station with a footbridge. The building is currently 99% occupied. Rentals strengthened in 2004 compared with 2003.

Festival Walk, a 1.2 million sq. ft. of shopping and office complex, is 50% owned by CITIC Pacific. Jointly developed with the Swire Group, it is located at the interchange of the Kowloon Canton Railway and Mass Transit Railway in Kowloon Tong. Completed in 1998, Festival Walk is one of the most successful shopping centres in Hong Kong where vacancies are rare and rentals are firm.



火車路
Railway
地鐵一號幹線
Metro Network Route 1
地鐵二號幹線
Metro Network Route 2
Metro Network Route 8
(under construction)
南北高架路
North – South Viaduct
上海火車站
SHANGHAI
RAILWAY
STATION
N
W
E
S
蘇州河
SUZHOU CREEK
靜安寺
JING AN
TEMPLE
上海商城
SHANGHAI
CENTRE
中信泰富廣場
CITIC SQUARE
華山公寓
ROYAL PAVILION
和平飯店
PEACE
HOTEL
人民公園
PEOPLES PARK
外灘
WAI
TAN
HUANGPU RIVER
丁香公園
DING XIANG
GARDEN
淮海公園
HUAI HAI
PARK
老西門新苑
NEW WESTGATE GARDEN
南浦大橋
NANPU BRIDGE

中信泰富之物業發展策略著重於***中國大陸***，尤其是具有強烈優質住房需求的上海市及周邊省份。

老西門新苑位於上海黃浦區，毗鄰西藏南路及建國東路，正在興建的上海地鐵八號線復興路站近在咫尺。此項目包括多座住宅大樓及多層式商業裙樓及地下停車場，建成後可提供約300萬平方呎的建築面積。於二零零四年八月，首批共255個住宅單位在幾天內全部售罄，銷售反應非常熱烈。第二批共197個住宅單位亦於二零零五年三月初推出，並在短短數天內售罄。第一期餘下的住宅單位計劃於二零零五年上半年內推售。

中信泰富擁有80%股權的**中信泰富廣場**，乃位於上海南京西路的甲級寫字樓及購物商場，租金收入持續做好，目前全部樓面均已出租。中信泰富全資擁有之**華山公寓**，乃一位於靜安區的高級服務式住宅，租用率達96%，租金收入穩定。

中信泰富於**上海浦東機場鎮**亦擁有一約474萬平方呎之地塊可作為將來物流配套發展用途。

中信泰富於二零零四年十二月通過公開土地投標，取得**上海青浦區**一低密度住宅用地，土地面積約為145萬平方呎。中信泰富現正洽購其附近兩幅地塊。這三幅地塊將一併規劃發展。

另外，中信泰富於二零零四年十二月與浙江省**寧波市**一合作夥伴簽署合同並計劃發展一項樓面面積約100萬平方呎的商業項目。

CITIC Pacific's strategy in property going forward is very much focused on the ***mainland China*** market, in particular, Shanghai and its surrounding provinces where there is strong demand for quality housing.

The **New Westgate Garden** is located in the Huangpu District of Shanghai, adjacent to Xizang Nanlu and Jianguo Donglu. It is within walking distance from a future subway station of the new Metro Line 8. With a gross floor area of approximately 3 million sq. ft., it comprises residential towers, a multi-storey commercial complex with retail shops and a basement carpark. In August 2004, the sale of the first 255 flats met overwhelming interest and all were sold in a few days. The sale of the second set of 197 units began in early March 2005 and again, all units were sold within a few days. The rest of the 1st phase is scheduled for sale towards the end of the first half of 2005.

CITIC **Square,** 80% owned by CITIC Pacific, is a Grade A retail and office tower in Nanjing Xi Lu, Shanghai. Its rental continues to do well with full occupancy. **Royal Pavilion,** 100% owned by CITIC Pacific, is a luxury service apartment, with occupancy of 96%, and its rental income is stable.

CITIC Pacific also owns a site of about 4.74 million sq. ft. near **Shanghai Pudong Airport** for future logistic development.

In December 2004, CITIC Pacific won a public tender to buy a 1.45 million sq. ft. site in the **Qingpu District of Shanghai,** which is zoned for a 1 million sq. ft. low-density residential project. In addition, CITIC Pacific is also in the process of acquiring two blocks of land nearby to enhance overall development.

Also in December 2004, CITIC Pacific signed an agreement with a local party to form a joint venture company to develop a commercial project with a gross floor area of approximately 1 million sq. ft. in **Ningbo,** Zhejiang Province.

銷售及分銷
Marketing and Distribution

	地點		Location	擁有權 Ownership
大昌行	香港	Dah Chong Hong	Hong Kong	100%
慎昌	香港	Sims Trading	Hong Kong	100%

以港幣百萬元計算	in HK$ million	2004	2003
營業額	Turnover	**12,078**	12,136
溢利貢獻	Contribution	**284**	264
佔總溢利貢獻比例	Proportion of total contribution	**7%**	10%
淨資產	Net assets	**3,708**	3,234
資本開支	Capital expenditure	**203**	211

大昌行(www.dch.com.hk)以分銷汽車、消費品及糧油食品為主。其主要業務分佈於香港及中國大陸，同時也在日本、新加坡及加拿大發展業務。

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products with substantial operations in Hong Kong and mainland China, and businesses in Japan, Singapore and Canada.

大昌行汽車

DCH Motor

以港幣百萬元計算	in HK$ million	2004	2003
營業額	Turnover	**6,730**	7,083
溢利貢獻	Contribution	**148**	188

大昌行是***香港***最大的汽車分銷商之一。其二零零四年在香港市場佔有率為26%。大昌行所代理的汽車品牌為：

In *Hong Kong*, DCH Motor is one of the largest distributors of motor vehicles with a 26% market share in 2004. It distributes a wide range of vehicles:

				售出數量 Units sold	
汽車類別	品牌	Type	Brands	2004	2003
私家車	極品、奧迪、賓利、本田、日產、歐寶、紳寶、福士	Passenger cars	Acura, Audi, Bentley, Honda, Nissan, Opel, Saab, Volkswagen	**5,539**	4,695
貨車	大富、五十鈴、猛獅、UD大買力	Commercial vehicles	DAF, Isuzu, MAN, UD Nissan Diesel	**2,931**	2,310



大昌行香港汽車銷售
DCH Vehicle Sales in Hong Kong
數量 units
10,502
10,477
9,673
7,005
8,470
6,861
7,251
7,184
4,695
5,539
3,641
3,226
2,489
2,310
2,931
00
01
02
03
04
客車 Passenger
貨車 Commercial

香港汽車市場整體較二零零三年有明顯的改善。由於經濟環境好轉，消費者對經濟前景重拾信心，本地汽車銷售量上升了18.5%。大昌行的銷售量較市場理想，比去年增長了21%，其中貨車銷售更錄得27%的增幅。隨著跨境運輸復甦，大昌行把握時機擴展其貨車銷售，使整體貨車市場佔有率提升至34%。大昌行的轎車銷售亦較去年上升了20%。於二零零四年，大昌行與通用汽車簽下歐寶及紳寶兩個歐洲品牌的代理權，進一步加強了大昌行的產品組合。

除汽車銷售外，大昌行亦有大量與汽車相關的業務，如售後維修及檢測，零件銷售及分銷，汽車租賃及車隊管理，以及機場地勤支援服務。而位於九龍灣的大昌行汽車服務中心更是香港業內規模最大的汽車服務中心。

The overall performance of the Hong Kong motor market improved significantly from its low in 2003. Total vehicles sales in the territory rose 18.5%, the result of a better economic environment as consumers' confidence in the economy returned. DCH outperformed the market with total unit sales growth of 21%. Its commercial vehicle sales registered a gain of 27% compared with 2003 and DCH managed to expand its market share in this segment to 34% thanks to the revival of cross-border transportation. DCH's passenger car sales increased 20% compared with 2003. During 2004, DCH obtained from GM the dealerships of two European brands, Opel and Saab, broadening DCH's product portfolio.

In addition to selling motor vehicles, a big part of DCH's business is to provide an extensive range of motor related services such as after sales service and inspection, parts retail and distribution, leasing and fleet management, and aviation ground supporting services. DCH Motor Service Centre in Kowloon Bay is the largest in Hong Kong.

大昌行及慎昌中國分佈圖 Dah Chong Hong and Sims in China


哈爾濱 Harbin
長春 Changchun
烏魯木齊 Urumqi
瀋陽 Shenyang
北京 Beijing
天津 Tianjin
大連 Dalian
濟南 Jinan
青島 Qingdao
鄭州 Zhengzhou
西安 Xi'an
南京 Nanjing
無錫 Wuxi
蘇州 Suzhou
上海 Shanghai
合肥 Hefei
杭州 Hangzhou
寧波 Ningbo
武漢 Wuhan
成都 Chengdu
重慶 Chongqing
溫州 Wenzhou
長沙 Changsha
福州 Fuzhou
昆明 Kunming
廣州 Guangzhou
廈門 Xiamen
南寧 Nanning
汕頭 Shantou
T 惠州 Huizhou
深圳 Shenzhen
MT 香港 Hong Kong
T 東莞 Dongguan
T 番禺 Panyu
T 佛山 Foshan
海口 Haikou
MT 江門 Jiangmen
T 中山 Zhongzhan
T 順德 Shunde
T 珠海 Zhuhai
T 開平 Hoiping
M 大昌行汽車集團
DCH Motor Group
T 大昌行貿易集團及慎昌
DCH Trading Group & SIMS

在*中國大陸*，大昌行透過其內地合作夥伴分銷進口及國產汽車。與香港有別的是，中國的汽車代理商沒有獨家專營權。中國的整體汽車銷售較去年上升了15%，由於市場進入鞏固期，升幅較二零零三年的34%有大幅放緩。政府的宏觀調控措施使信貸供應出現緊張，對汽車銷售產生負面影響，特別是如五十鈴一類的大型及高價的卡車。由於進口卡車的銷售大幅減少，大昌行的貨車銷售較去年全盛期下跌了38%。進口轎車方面，雖然銷售數量增加，可是由於供應過剩、信貸緊迫、配額即將取消及經常性的減價速銷，導致利潤減少。預

In *mainland China,* DCH distributes both imported and domestically manufactured vehicles through local partners where, unlike Hong Kong, distributorships are not exclusive. Overall vehicle sales in the mainland grew 15% in 2004, a much slower pace than the 34% growth experienced in 2003 as the industry goes through a period of consolidation. The reduction of the availability of credit as a result of the macro economic measures taken by the Chinese government negatively impacted motor vehicle sales, in particular the sales of large, expensive trucks such as Isuzu. DCH's commercial vehicle sales dropped 38% compared with a robust 2003 primarily due to the sharp decrease in imported truck sales. On imported passenger vehicle front, even though unit sales increased, over supply, credit tightening, the eventual abolition of the import quota

汽車類別	品牌(大昌行與合作夥伴)	Type	Brands (DCH & partners)	售出數量 Units sold 2004	2003
私家車	入口：賓利、本田、日產、歐寶、雷諾	Passenger cars	**Imports:** Bentley, Honda, Nissan, Opel, Renault	**3,574**	2,983
	本地生產：北京現代、廣州本田、海南馬自達、東風日產		**Domestic:** Beijing Hyundai, Guangzhou Honda, Hainan Mazda, Dongfeng Nissan	**4,051**	3,188
貨車	入口：五十鈴、依維柯、UD大實力	Commercial vehicles	**Imports:** Isuzu, Iveco, UD Nissan Diesel	**3,404**	6,586
	本地生產：慶鈴、東風日產柴、南京依維柯		**Domestic:** Qingling, Dongfeng Nissan Diesel, Naveco	**1,498**	1,346

期汽車進口政策改變後，只容許獨家的品牌總經銷，大昌行已加強發展國產車及進口車的品牌經銷店。於二零零四年，公司亦致力於系統發展及改善服務素質，為大昌行於中國大陸的未來發展打下基礎。

通過與內地夥伴緊密協作，大昌行在中國的銷售及服務網點已覆蓋十三個城市。當中包括十個集銷售、售後服務及零部件支援於一身的專賣店，中國汽車業發展政策的實施，將會為經驗豐富的經營者如大昌行，創造出較成熟規範的營商環境。

system and frequent price cuts resulted in reduced margins for this segment. In anticipation of the change in import vehicle policy that favours one exclusive wholesaler for each brand, DCH has expanded its efforts in developing local dealerships for both domestic and imported brands. In 2004, much effort was made in system development and service quality improvement to better position DCH in its future expansion in mainland China.

Working with local partners, DCH's sales and service network now covers 13 cities in mainland China including 10 integrated sales, service and spare parts centres. The implementation of the Automobile Industry Development Policy in China will certainly create a more matured business environment for experienced operators like DCH.



大昌行銷往中國大陸之汽車
DCH Vehicle Sales to mainland China
數量 units
1,351
1,914
3,265
1,354
3,118
4,472
4,306
9,434
13,740
7,932
6,171
14,103
4,902
7,625
12,527
00
01
02*
03*
04*



大昌行之香港及中國大陸汽車銷售
DCH Hong Kong vs mainland China
Vehicle Sales
數量 units
10,502
3,265
10,477
4,472
9,673
13,740
7,005
14,103
8,470
12,527
00
01
02
03
04

客車 Passenger Car　貨車 Commercial Vehicle

* 包括大昌行與合作夥伴 Including DCH & partners

香港 Hong Kong　中國大陸 mainland China

汽車以外之貿易

Non-Motor Trading

以港幣百萬元計算	in HK$ million	2004	2003
營業額	Turnover	**5,348**	5,053
溢利貢獻	Contribution	**136**	76

大昌行貿易：大昌行的消費品及糧油食品分銷業務包括各類食品、大米及穀物、食油、中國食品及肉類、化妝品、建築材料及家用電器，業務更涉及機電工程及維修服務。通過龐大的全球採購網絡，高效率的物流支援以及遍佈全國的分銷網絡，大昌行於二零零四年獲得理想的業績。大昌行擁有多元化的產品組合，能有效地分散貿易風險。例如替代產品銷售量的提高抵銷了瘋牛症及禽流感對轉口中國的凍肉業務所造成的負面影響。

在***中國大陸***業務方面，大昌行已經為進入上游的生產/加工及物流業務作充份準備，當中新會工業園及物流中心的業務預計於二零零五年下半年開始運作。大昌行亦參與投資一間位於順德的小家電製造廠以實現現有電器業務的向上整合。

慎昌：慎昌有限公司(www.simshk.com)在香港、澳門及中國大陸為零售及餐飲市場分銷品牌食品、飲料、家居用品及保健產品。慎昌在香港的主要品牌有寶礦力水特、阿華田、樂家杏仁糖、百得阿姨、愛護牌；而在中國大陸的主要品牌有品客、費列羅、金寶湯、樂家杏仁糖、悠哈、泰爾。慎昌亦致力為其客戶提供倉儲物流服務，客戶包括喜力、吉列、必勝客及7-Eleven。

二零零四年，慎昌透過積極拓展其代理的品牌數目及其市場銷售使利潤得以提高。展望未來，慎昌計劃從一個提供增值服務的分銷商，轉變為一個與生產商及其他經營者一起發展業務的合作夥伴，使慎昌能管理整條供應鏈的所有環節，並為其商業夥伴及客戶提供全面的解決方案。於二零零四年十一月，慎昌與大塚(中國)投資公司(Otsuka (China) Investment Co.)簽定合資合同，在廣東省製造及銷售寶礦力水特運動飲料。

DCH Trading: DCH distributes consumer and commodity food products including provisions, rice and cereal, edible oils, Chinese foodstuffs and meat, cosmetics, building materials, and home electric appliances, and is involved in E&M engineering projects and maintenance services. Through its extensive global sourcing network, efficient logistics support and nationwide distribution network, DCH was able to achieve good results in 2004. DCH's broad product portfolio enables it to spread trading risks. A good example was DCH's ability to offset the adverse sales impact on the frozen meat re-export business to China, where it was seriously affected by mad cow disease and avian flu control measures, through increased sales of alternative products.

In ***mainland China***, much effort was made on laying the groundwork for participation in upstream production/processing and logistics business with the Xinhui industrial park and logistics hub being targeted for business commencement in the latter half of 2005. DCH took an equity interest in a small electrical appliance manufacturing plant in Shunde to realize upward integration for its existing electrical appliances business.

Sims Trading: Sims Trading (www.simshk.com) specialises in the distribution of branded food, beverage, household and healthcare products in Hong Kong, Macau, and mainland China for the retail and catering markets. The brands represented by Sims include Pocari Sweat, Ovaltine, Almond Roca, Barilla, Avoset for the Hong Kong market and Pringles, Ferrero, Campbell's, Almond Roca, UHA and Taier for the mainland China market. Sims provides third party logistics services to major companies such as Heineken, Gillette, Pizza Hut and Seven Eleven.

2004 saw Sims making significant progress in expanding its portfolio of representation and their distribution in the market, and as a result, profit increased. Looking ahead, Sims plans to transform its role from being an added value distributor to becoming a partner in manufacturing and other businesses, enabling Sims to manage the entire supply chain process and to provide total solutions for its business partners and customers. In November 2004, a joint venture agreement was signed with Otsuka (China) Investment Co. for the manufacturing and marketing of the Pocari Sweat sports drink in Guangdong.

其他業務
Other Businesses

中信資本市場

中信泰富為中信資本市場控股有限公司(「中信資本」www.citiccapital.com)之主要大股東，擁有其50%股權，中信資本乃是一家專注於中國市場的投資銀行，主要業務包括企業融資、股票及債務融資、資產管理、證券交易及股票市場研究。中信資本在二零零四年(其第二年運作)中繼續取得優異成績。

在企業融資方面，業務發展強勁，二零零四年成功協助多家企業上市，其中包括為濰柴動力及北青傳媒籌集港幣13億元及港幣10億元。債務融資業務方面，透過多種創新及彈性融資方式，為客戶籌集近港幣70億元貸款。資產管理業務增長同樣驕人，不僅推出多個新基金，所管理的基金表現也均取得令人滿意的回報。到二零零四年底為止，資產管理總額升至近5億美元。證券經紀業務亦取得大幅進展，透過高質素和洞察力強的市場研究報告，公司成功於二零零四年吸納多家知名機構投資者成為客戶。此外，年間分行數目亦有所增加。

CITIC Capital Markets

50% owned by CITIC Pacific, **CITIC Capital Markets** (www.citiccapital.com) is a China focused investment bank with its core businesses in corporate finance, equity and debt capital markets, asset management, brokerage and research. 2004 marked the second full year of CCMH's operation during which continued solid results were achieved.

CCMH's investment banking business continued to gather momentum with the successful execution of deals such as the HK$1.3 billion listing of Weichai Power and HK$1 billion listing of Beijing Media. On the debt capital markets front, total loans of HK$7 billion were arranged for clients employing innovative and flexible structures. The asset management business saw strong growth with total asset under management of approximately US$500 million by the end of 2004. A number of new funds were launched and overall performance of all funds achieved satisfactory results. Significant inroads were made in the further expansion of CCMH's brokerage business where quality and insightful research played a key role in securing a number of reputable institutional clients. Additional brokerage outlets were opened in 2004.

財政回顧
Financial Review

緒言

中信泰富之二零零四年年報，包括主席致股東報告、年度賬目及按會計準則、法例及香港聯合交易所規定之其他資料。編製本財政回顧，旨在透過討論各項業務之溢利貢獻及本公司之整體財政狀況，協助讀者瞭解所提供之法定資料。

本年報第86頁至第94頁載有綜合損益賬、資產負債表、現金流量表及權益變動表。緊隨該等財務報表之後為進一步闡釋報表所載若干數據之附註，載於年報第95頁至第162頁。

載於第163頁為中信泰富核數師羅兵咸永道會計師事務所向股東發出之報告，列載其對中信泰富年度賬目之獨立分析。

會計基準

中信泰富乃根據香港會計師公會頒佈而普遍被採用之香港會計準則編製財務報表。多年來，香港財務報告準則大致上依循國際會計準則；在二零零四年，香港會計師公會頒佈新或經修訂之準則，使其準則與國際準則一致。

縱使上述新準則由二零零五年一月一日起之會計期間生效，然而中信泰富早已由二零零四年一月一日起開始採納香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」、以及香港會計準則第38號「無形資產」，原因為有關準則對中信泰富財務報表有較大之影響。其他新準則將由二零零五年開始採納。中信泰富現繼續評估新準則之影響，特別是涉及金融工具之香港會計準則第32號及第39號，惟未能保證將來不會進行重大調整。

鑑於在二零零四年採納上述三項新會計政策，導致保留溢利、負商譽、共同控制實體、資本儲備及聯營公司於二零零四年一月一日之期初結餘需要調整，詳情載於第96頁之賬目附註1(c)。根據新會計準則，毋須為商譽攤銷，惟必須確認負商譽。

Introduction

CITIC Pacific's 2004 Annual Report includes a letter from the Chairman to shareholders, the annual accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 86 to 94 of the Annual Report contain the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 95 to 162 of the Annual Report, are notes that further explain certain figures presented in the statements.

On page 163 is the report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent audit of CITIC Pacific's Annual Report.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards published by the Hong Kong Institute of Certified Public Accountants. For many years Hong Kong Financial Reporting Standards have broadly followed International Accounting Standards and in 2004 the HKICPA published new or revised standards to converge its standards with International Standards.

Although these new standards are effective for accounting period from 1 January 2005, CITIC Pacific has chosen to adopt HKFRS 3 – Business Combinations; HKAS 36 – Impairment of Assets and HKAS 38 – Intangible Assets from 1 January 2004 because they have the most material impact on the financial statements. The other new standards will be adopted in 2005. Assessment of their impact is continuing, particularly the impact of HKAS 32 and 39 affecting financial instruments, and no assurance can be given that significant adjustments may not be required.

Adopting these three new accounting standards in 2004 resulted in adjustments to the 1 January 2004 balances of retained earnings, negative goodwill, jointly controlled enterprises, capital reserves and associated companies as described in Notes to the accounts 1(c) on page 96. The new accounting standards removed the need for amortisation of goodwill, but introduced recognition of negative goodwill.

股東應佔溢利

截至二零零四年十二月三十一日止年度之股東應佔淨溢利為港幣三十五億八千一百萬元，較二零零三年之港幣十三億零一百萬元增加175%。由於採納三項新會計準則，促使二零零四年之溢利較採納舊準則增加港幣四億九千二百萬元。溢利增加之其他原因詳見下文。

Profit Attributable to Shareholders

The net profit attributable to shareholders for the year ended 31 December 2004 was HK$3,581 million, an increase of 175% compared with HK$1,301 million achieved in 2003. The adoption of three new accounting standards increased the profit of 2004 by HK$492 million as compared with using the old standards. The other reasons for the increase in profit are described below.



股東應佔溢利
Profit Attributable to Shareholders
港幣百萬元
HK$ million
3,291
2,092
3,843
1,301
3,581
00
01
02
03
04

業務分類溢利貢獻

各主要營業單位在二零零四年之溢利貢獻，與二零零三年同期比較如下：

Business Segments Contribution

The contribution made by major business units in the year of 2004, compared with the same period of 2003, were:

溢利貢獻 港幣百萬元	Contribution HK$ million	2004	2003	2004 – 2003
發電	Power Generation	**439**	229	210
航空	Aviation	**1,398**	421	977
基礎設施	Civil Infrastructure	**329**	635	(306)
信息業	Communications	**133**	230	(97)
特種鋼鐵業	Special Steel Manufacturing	**438**	178	260
物業	Property	**608**	508	100
銷售及分銷	Marketing & Distribution	**284**	264	20
投資物業重估	*Investment Properties Revaluation*	***181***	*(587)*	*768*

與二零零三年之溢利貢獻比較：

- 發電：現有之電廠發電量增長8%及新收購的北方聯合電力及邯峰電廠亦首次帶來溢利貢獻。
- 航空：相對於二零零三年「非典」導致載客量大幅下跌，國泰航空及港龍航空於二零零四年的載客量及貨運量均創出新高。香港空運貨站處理的貨物量亦創出新記錄及中國國際航空貨運則首次帶來溢利貢獻。
- 基礎設施：香港的兩條隧道之溢利貢獻與二零零三年相近，但由於中信泰富已出售上海的橋隧項目，令二零零四年溢利貢獻減少。
- 信息業：中信電訊1616及中信國安於二零零四年的業務表現與二零零三年相近。但澳門電訊因面對同業競爭，令溢利貢獻下降。其他的信息業項目仍在拓展階段而需作開支。
- 特種鋼鐵業：興澄鋼廠生產的高質素鋼鐵需求量強勁，引致銷售量輕微上升，令二零零四年的邊際利潤有所增長。
- 物業：老西門新苑項目出售了255個單位，令溢利貢獻上升。香港及上海的物業租金收入亦有所增長。
- 銷售及分銷：國內的汽車銷售業務受信貸緊縮所影響，尤以重型貨車為甚。香港的汽車業務則超越市場表現，銷售量上升21%。大昌行及慎昌在食品貿易、化妝品銷售及其他非汽車業務方面之溢利貢獻均錄得增長。

Compared with the contribution for year 2003:

- Power Generation: there was an 8% increase in power produced at existing power plants and the newly acquired North United Power and Han Feng made first contributions.
- Aviation: Cathay Pacific and Dragonair carried a record number of passengers and cargo in 2004. Passenger traffic was depressed in 2003 due to SARS. HACTL handled a record volume of cargo and Air China Cargo contributed for the first time.
- Civil Infrastructure: our two tunnels in Hong Kong made a similar contribution to 2003, and the reduction in contribution was because CITIC Pacific no longer owned the bridges and tunnels in Shanghai in 2004.
- Communications: CITIC Telecom 1616's performance in 2004 was similar to 2003 as were those of Guoan, but the contribution from CTM decreased due to competition. Expenditure was incurred on other communication businesses in their development stage.
- Special Steel Manufacturing: higher margins were achieved in 2004 on a slightly higher volume due to strong demand for the high quality steel produced by the Xingcheng Steel Plant.
- Property: the sale of 255 flats at the New Westgate Garden increased the contribution from property development. Property leasing contribution increased both in Hong Kong and Shanghai.
- Marketing & Distribution: The Mainland motor business was affected the reduced availability of credit, especially for large trucks. The Hong Kong motor business outperformed the market with a unit sales growth of 21%. The contribution from food trading, cosmetics and other non-motor businesses grew both in DCH and SIMS.

溢利貢獻
Contribution

港幣百萬元 HK$ million



1,500 -
1,000 -
500 -
0 -
-500 -
發電
Power Generation
航空
Aviation
基礎設施
Civil Infrastructure
信息業
Communications
特種鋼鐵業
Special Steel Manufacturing
物業
Property
銷售及分銷
Marketing & Distribution
投資物業重估
Investment Properties Revaluation

2003 2004

第107頁載有按業務分類之營業額，以及來自綜合業務、共同控制實體及聯營公司之未扣除財務支出淨額及稅前溢利資料。

Page 107 contain business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

地區分佈

來自香港、中國以及海外之溢利貢獻及資產，乃根據每項業務之基地所在位置劃分。

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.

地區分佈
Geographical Distribution



2004
3
5
26
34
61
71
2003

截止十二月三十一日止
For the year ended 31 December

溢利貢獻 %
Contribution %



2004
2
2
21
28
77
70
2003

十二月三十一日結算
As at 31 December

賬面資產值 %
Assets at Book Value %

香港特別行政區 Hong Kong SAR　中國 Mainland China　海外 Overseas

利息支出

本集團之利息支出由港幣四億元減少至港幣三億七千六百萬元，主要因借貸成本由大約4.6%減少至3.4%。

Interest Expense

The Group's interest expense decreased from HK$400 million to HK$376 million mainly due to a decrease in borrowing cost from approximately 4.6% to 3.4%.

攤銷

會計準則規定須作出若干與集團業務之現金流量無關之重大調整。直至二零零三年十二月三十一日，商譽（就收購業務所付款項超出其實質及可辨認資產之價值）必須於其不超過二十年之可使用年期內在損益賬攤銷。於二零零三年，港幣二億零二百萬元之商譽已於損益賬內攤銷。鑒於自二零零四年一月一日起開始採納香港財務報告準則第3號，故毋須再進行攤銷。

Amortisation

Accounting standards require certain adjustments that are unrelated to the cashflow of our businesses. Until 31 December 2003, goodwill – the amount paid for buying a business that exceeds the value of its physical and identifiable assets – had to be amortised to the profit and loss account over its useful life not exceeding 20 years. In 2003, HK$202 million of goodwill was amortised to the profit and loss account. Since the adoption of the HKFRS 3 from 1 January 2004, amortisation is no longer required.

稅項

稅項由二零零三年港幣三億七千萬元增加至二零零四年港幣六億八千六百萬元，主要因溢利增加及過往年度之撥備不足所致。

Taxation

Taxation increased from HK$370 million in 2003 to HK$686 million in 2004, mainly due to increased profit and under provision in prior years.

股東回報

中信泰富之主要目標乃增加股東價值，並以每股盈利作為指引。本公司期望其業務於營運期間所提供之投資回報能為股東帶來足夠之股本報酬。

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

每股盈利

二零零四年之每股盈利為港幣1.63元，較二零零三年之港幣0.59元增加175%。該兩年度之已發行股份數目大致相同，故每股盈利增加實為溢利增加所致。

Earnings per Share

Earnings per share were HK$1.63 for 2004, an increase of 175% compared with HK$0.59 in 2003. The number of shares outstanding in the two years was substantially the same so all the increases in earnings per share was attributable to the increase in profit.


每股盈利
Earnings per Share
港幣元 HK$
1.49
0.96
1.76
0.59
1.63
00
01
02
03
04


每股股東資金
Shareholders' Funds per Share
港幣元 HK$
18.8
18.9
19.4
17.7
17.3
00
01
02
03
04

每股股東資金

二零零四年十二月三十一日之每股股東資金為港幣17.3元。由於採納三項新會計準則，導致二零零四年期初之保留溢利減少約港幣二十二億元，並抵銷二零零四年之已扣除支付股息之溢利。

Shareholders' Funds per Share

Shareholders' funds per share at 31 December 2004 was HK$17.3. The adoption of three new accounting standards decreased 2004's opening retained earnings by approximately HK$2.2 billion. This offset the 2004 profit less dividends paid in the year.

每股股息

二零零四年之建議宣派末期股息為每股港幣0.80元。股東在二零零四年之股息合計為港幣1.1元。

Dividend per Share

A final dividend of HK$0.80 per share is proposed for 2004, giving shareholders a total dividend for 2004 of HK$1.1.



每股股息
Dividend per Share
港幣元 HK$
0.20 0.65 0.85
0.20 0.60 0.80
0.30 0.70 1.00 2.00
0.30 0.70 1.00
0.30 0.80 1.10
00
01
02
03
04
特別股息 Special Dividend
末期股息 Final Dividend
中期股息 Interim Dividend

營業額

在二零零四年，銷售及分銷之營業額與二零零三年相同：汽車貿易之營業額因中國之銷售量下跌而減少5%；但其他貿易及分銷之營業額則增加36%。特種鋼鐵業之營業額則受惠於特鋼銷售價格上升而增加56%。至於信息業之營業額則主要因中國長途電話流量及價格下跌而減少9%。

二零零三年之其他營業額，則包括以港幣六十二億元之代價出售位於上海之橋隧及公路。此亦為二零零四年營業額減少之原因。

貨品銷售及服務佔營業額之最大部份，並包括其他項目如出售資產等。本集團只呈報來自綜合業務之營業額。綜合業務（中信泰富之賬目並不包括共同控制實體或聯營公司之營業額）為稅前淨溢利提供港幣十九億九千一百萬元之貢獻。

Turnover

Marketing & Distribution turnover in 2004 was the same as 2003: motor trading turnover decreased 5% due to reduced sales in mainland China, but other trading and distribution turnover increased by 36%. Special Steel Manufacturing turnover increased 56% due to the increased sale price of special steel, while communications turnover decreased 9% mainly due to the decrease of both the price and traffic of China calls.

Other turnover in 2003 included HK$6.2 billion for the sale of bridges, tunnels and a road in Shanghai and this is the reason for the reduction in turnover in 2004.

The largest component of turnover is the sale of goods and services, but other items such as sales of assets are included. Only the turnover from businesses included as Consolidated Activities is reported - they contributed HK$1,991 million to the net profit before taxation - turnover in jointly controlled or associated companies is not reported in CITIC Pacific's accounts.


營業額
Turnover
港幣拾億元
HK$ billion
30
25
20
15
10
5
0
00
01
02
03
04

出售業務 Sale of Businesses
銷售及分銷 Marketing & Distribution
物業 Property
特種鋼鐵業及其他 Special Steel Manufacturing & Others
信息業 Communications
基礎設施 Civil Infrastructure
發電 Power Generation

資本開支

特種鋼鐵業務方面，增購江陰鋼廠約20%權益及新冶鋼95%權益已在二零零四年完成。

發電業務方面，包括投資於利港電廠第三期及北方聯合電力，以及增購利港電廠，邯峰電廠及淮北國安電力之權益，亦已在二零零四年完成。

合資企業中國國際航空貨運已於二零零四年投入運作，而物業項目亦持續發展。

其他業務包括在二零零四年向中信資本市場額外注資。在二零零三年之投資則包括藥業項目。

Capital Expenditure

In **Special Steel Manufacturing**, the acquisition of additional approximately 20% in the Jiangyin Steel Plant and 95% Xin Yegang were completed in 2004.

In **Power**, investment was made in Ligang Power Plant Phase III and North United Power and the acquisition of an additional interest in Ligang Power, Han Feng Power and Huaibei Guoan Power were completed in 2004.

The Air China Cargo joint venture began operation in 2004 while property developments are in progress.

Amongst **other** businesses, an additional capital contribution to CITIC Capital Markets was made in 2004 and in 2003 investment was in pharmaceutical projects.

資本開支 *港幣百萬元*	Capital Expenditure *HK$ million*	**2004**	2003
特種鋼鐵業	Special Steel Manufacturing	**3,417**	545
發電	Power Generation	**2,739**	144
物業	Property	**1,291**	104
航空	Aviation	**518**	—
其他	Others	**394**	187
銷售及分銷	Marketing & Distribution	**203**	211
信息業	Communications	**177**	185
基礎設施	Civil Infrastructure	**61**	5

集團之流動資金及資本來源

一般政策

中信泰富致力於嚴謹的財務管理，以及維持高透明度的政策。本集團之融資及現金管理運作均集中在總公司層次進行，藉以加強集團之風險管理、監控以及財務資源之有效運用。

中信泰富致力於透過銀行及資本市場分散其集資途徑。融資安排均盡可能配合業務特點及現金流量情況。在可能及合適之情況下安排有限或無追索權之項目融資。

中信泰富之業務主要集中在香港及中國兩地，因此，集團需承受港元、美元及人民幣滙率波動之風險。當有關資產或現金收益之幣種為非港元，中信泰富透過以同幣種融資或利用外滙合約等安排，務求將貨幣風險降至最低。由於中國之金融市場有所局限，加上監管限制（特別是現時人民幣未能自由兑換，以及國內之外滙遠期市場尚未發展），故上述目標未能時常達致。此外，由於「註冊資本」（一般規定不得少於有關項目之總投資額25%）必須以美元或港元投入，因此本集團之人民幣淨資產將不斷增加。在二零零四年十二月三十一日，本集團約28%之總資產位於中國內地，而集團之人民幣淨資產約為一百五十億元。

為穩定利息開支，集團致力維持適當之固定息率及浮動息率借貸。集團在考慮整體市場趨勢、集團之現金流量以及利息倍數比率後決定利率對沖比率。本集團亦採用各種利率工具，從而控制長期利率風險。

本公司只利用衍生工具對沖利率及滙率風險，嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級達投資評級水平之金融機構交易，而本集團為了控制信貸風險，亦會考慮交易對手應已向本集團提供信貸額作為前題。

Group Liquidity and Capital Resources

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of the foreign exchange rates of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as currently the Renminbi is not a free convertible currency and an on-shore forward market has not been developed. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total project investment amount, is required to be paid in US or HK Dollars. As a result, CITIC Pacific has an increasing exposure to the Renminbi. As of 31 December 2004, around 28% of the Group's total assets were based in mainland China and the Group was long RMB15 billion.

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration the general market trend, the Group's cash flow pattern and interest coverage ratio. The Group actively employs various interest rate instruments to manage long term interest risk.

The Company only uses derivative transactions for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Company only deals with financial institutions with credit rating at least investment grade. The counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

現金流量

由於本集團之大部份債項由控股公司安排，故各項業務為本公司帶來的現金流量淨額，乃衡量本公司償還債項能力之重要指標。期內，本集團之現金流量持續穩定強勁。以下為各業務之現金流量概覽：

Cash Flow

By design, most of the Group's debt is raised at the holding company level. As such, the net amount of cash flow from each business to the Company is an important indicator as to the Company's ability to service its debts. During the period, the Group's cash flow remained stable and strong. Following is a summary of the cash contributions by each business segment:

港幣百萬元	*HK$ million*	**2004**	2003
基本建設	**Infrastructure**		
發電	Power Generation	**469**	317
航空	Aviation	**649**	334
基礎設施	Civil Infrastructure	**362**	283
信息業	Communications	**111**	232
特種鋼鐵業	**Special Steel Manufacturing**	**153**	0
物業	**Property**	**1,573**	1,090
銷售及分銷	**Marketing & Distribution**	**35**	123
其他	**Others**	**50**	72
合計	**Total**	**3,402**	2,451

業務之現金流量
Cash Flow from Operations

港幣拾億元
HK$ billion



15-
10-
5-
0-
00
01
02
03
04

出售業務 Sale of Businesses

銷售及分銷 Marketing & Distribution

物業 Property

特種鋼鐵業及其他 Special Steel Manufacturing & Others

基本建設 Infrastructure

每股現金流量
Cash Flow per Share

港幣元
HK$



0.7
2.7
2.0
2.4
1.1
4.6
3.5
2.8
4.0
1.2
0.1
1.7
1.6
00
01
02
03
04

出售業務之每股現金流量 From Cash Flow per Share from the Sale of Businesses

經常性收入之每股現金流量 From Regular Cash Flow per Share

由於大昌行年內將其大部份盈餘現金投放在於中國之多個新投資項目，因此本集團來自銷售及分銷之現金貢獻有所下跌。

Cash contribution from Marketing & Distribution to the Group reduced since Dah Chong Hong reinvested most of its operating cashflow to various new projects in the mainland.

綜合現金流量概覽 *港幣百萬元*	Summary of Consolidated Cash Flow Statement *HK$ million*	2004	2003
現金淨額來自/(投資於)	Net Cash generated from / (invested in)		
綜合業務	consolidated activities	**1,204**	1,535
共同控制實體	jointly controlled entities	**49**	23
聯營公司	associated companies	**1,526**	(266)
投資	investments	**393**	263
出售業務權益及有價證券	Sale of business interests and marketable securities	**109**	6,370
資本開支及於新業務之投資	Capital expenditure and investment in new businesses	**(7,460)**	(1,207)
稅項	Tax	**(178)**	(148)
已支付利息淨額	Net interest paid	**(310)**	(397)
		(4,667)	6,173
已支付股息	Dividends paid	**(2,189)**	(4,377)
借貸增加	Increase in borrowings	**3,698**	1,151
已行使購股權	Share options exercised	**68**	–
		1,577	(3,226)
現金及等同現金之(減少)/增加	(Decrease)/Increase in cash and cash equivalents	**(3,090)**	2,947

集團債項及流動資金

於二零零四年十二月三十一日，本集團之借貸總額為港幣一百四十六億元(二零零三年十二月三十一日：港幣一百零五億元)，而現金及銀行存款則為港幣二十四億元，淨負債為港幣一百二十二億元，而二零零三年十二月三十一日之淨負債則為港幣五十億元。淨負債之增長原因，主要為資本開支部份所述之新投資項目。槓桿比率根據淨負債佔總資本計算為24%(二零零三年十二月三十一日：11%)。

Group Debt and Liquidity

As of 31 December 2004, the Group's total outstanding debt was HK$14.6 billion (31 December 2003: HK$10.5 billion), cash and deposits with banks were HK$2.4 billion giving a net debt of HK$12.2 billion compared to HK$5 billion at 31 December 2003. The increase in net debt was mainly due to new investments as detailed under Capital Expenditure Section. Leverage, measured by the net debt to total capital, was 24% (31 December 2003: 11%).

總負債

總負債因港幣七十四億六千萬元之資本開支及新投資項目而增加。於二零零四年十二月三十一日，將於二零零五年底到期之借貸佔總負債6%，而本集團於該日之銀行存款為港幣二十四億元，超過於二零零五年到期償還之貸款。

Total Debt

Total debt increased due to capital expenditure and new investments of HK$7,460 million. The debt at 31 December 2004 that will mature to the end of 2005 amounted to 6% of the total debt and at that date the Group had deposits with banks of HK$2.4 billion, exceeding the loans due for repayment in 2005.



總負債
Total debt
港幣拾億元
HK$ billion
20
15
10
5
0
00
01
02
03
04
五年後 After the fifth year
三至五年內（包括首尾兩年）
In the third to fifth year inclusive
兩年內 In the second year
一年內 In the first year

本集團於二零零四年十二月三十一日之借貸，現金及存款結餘按幣種綜合如下：

The denomination of the Group's borrowings as well as cash and deposit balances in various currencies as of 31 December 2004 is summarised as follows:

幣種	Denomination	港幣 HK$	美元 US$	人民幣 Renminbi	日圓 Yen	其他 Other	合計 Total
港幣百萬元等值	*HK$ million Equivalent*						
借貸	Borrowings	8,364	4,491	1,053	575	97	**14,580**
現金及存款	Cash and Deposits	342	981	966	89	39	**2,417**
淨借貸	Net Borrowings	8,022	3,510	87	486	58	**12,163**

此外，如「衍生工具」一節所述，中信泰富採用外滙遠期或期權合約工具。

In addition, the Company had entered into currency forward / option contracts as described under 'Derivative Products'.

備用融資來源

於二零零四年十二月三十一日，在本集團尚未提用之信貸額中，港幣七十二億元為獲承諾之長期貸款，港幣十七億元為貨幣市場信貸額，而港幣二十二億元則為貿易信貸額。

Available Sources of Financing

As of 31 December 2004, the Group's undrawn available facilities consisted of HK$7.2 billion in committed long term loans and HK$1.7 billion of money market lines. In addition, available trade facilities amounted to HK$2.2 billion.

港幣百萬元	*HK$ million*	信貸總額 Total Facilities	已提用信貸額 Outstandings	尚未提用信貸額 Available Facilities
承諾信貸額	**Committed Facilities**			
銀行貸款	Bank Loans	16,867	9,710	7,157
全球債券	Global Bonds	3,510	3,510	0
私人配售	Private Placement	780	780	0
獲承諾總額	**Total Committed**	**21,157**	**14,000**	**7,157**
非承諾信貸額	**Uncommitted Facilities**			
貨幣市場信貸額	Money Market Lines	2,310	568	1,742
貿易信貸額	Trade Facilities	2,579	379	2,200

未償還負債之到期結構

本集團積極管理及延展集團之債務到期結構，以確保集團每年到期之債務不會超出同年預期之現金流量及集團在該年度為有關債務進行再融資之能力：

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year:

港幣百萬元 *HK$ million*	2005	2006	2007	2008	2009	二零一零年及以後 2010 and Beyond	合計 Total	百分率 Percentage
母公司[1] Parent Company[1]	33	934	2,687	2,565	1,667	4,733	12,619	87%
附屬公司 Subsidiaries	778	680	170	151	182	0	1,961	13%
到期債務總額 Total Maturing Debt	811	1,614	2,857	2,716	1,849	4,733	14,580	100%
百分率 Percentage	6%	11%	19%	19%	13%	32%	100%	

1. 包括一間專為特定目的而成立之全資附屬公司所發行總值四億五千萬美元二零一一年到期之全球債券。

1. Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.

財務狀況一覽

以下為本集團於二零零四年十二月三十一日之負債所涉及類別、利率、到期年份以及幣種分析：

Financial Position at a Glance

The charts below show the type, interest rate, maturity and currency profiles of borrowings of the Group as at 31 December 2004:

尚未提用之信貸額
Available Facilities by Type

合共港幣一百一十一億元
Total HK$11.10 billion


64%
16%
20%
有期限 Term Loan
貨幣市場 Money Market
貿易 Trade

未償還負債
Outstanding Debt by Type

合共港幣一百四十五億八千萬元
Total HK$14.58 billion


67%
24%
5% 4%
有期限 Term Loan
債券 Bond
私人配售 Private Placement
貨幣市場 Money Market

按幣種分類之未償還負債
Outstanding Debt by Currency


57%
31%
7% 5%
港元 HKD
美元 USD
人民幣 RMB
其他幣種 Other Currency

按到期年份分類之未償還負債
Outstanding Debt by Maturity


6% 11% 51% 32%
一年內 In the 1st year
兩年內 In the 2nd year
三至五年內 3rd to 5th years
五年後 After the 5th year

利率計算基準（超過一年）
Interest Rate Base (Over One Year)


港元 HKD
33% 67%
美元 USD
54% 46%
所有貨幣 All Currencies
35% 65%
固定 Fixed
浮動 Floating

財務擔保及抵押資產

在少數情況下，本公司或其附屬公司為融資提供財務擔保及其他形式之支援，該等擔保或支援可能尚未反映在綜合負債內。於二零零四年十二月三十一日，中信泰富按其控股比例為吉林發電廠之銀行融資提供了總額為港幣六億五千萬元之擔保。此外，本公司新近收購之湖北新冶鋼有限公司（「新冶鋼」，為本公司擁有95%權益之附屬公司），為大冶特殊鋼股份有限公司提供了總額為人民幣十一億二千萬元之銀行信貸額擔保。中信泰富購入大冶特殊鋼股份有限公司58%之權益，有關交易有待監管機構批准。新冶鋼亦已為大冶特殊鋼股份有限公司提供資產抵押用以支持人民幣一億三千一百萬元之銀行信貸額。

此外，新冶鋼為冶鋼集團有限公司之銀行借貸提供擔保（最高責任為人民幣一億二千三百萬元）及資產抵押（最高責任為人民幣二億九千四百萬元）。冶鋼集團有限公司為新冶鋼原來之控股公司。上述安排在中信泰富參與前早已存在；根據收購協議，該等擔保及抵押所涉及之責任將於完成收購時解除。

Financial Guarantees and Pledged Assets

Financial guarantees and other forms of support were given by the Company or its subsidiaries for loan facilities which were not included in the consolidated borrowings in a limited number of cases. As of 31 December 2004, CITIC Pacific provided a guarantee to support its share of loan facilities totaling HK$650 million at Jilin Power Station. In addition, Hubei Xin Yegang Co., Ltd. ('Xin Yegang'), a 95% owned subsidiary newly acquired by the Company, provided guarantees to Daye Special Steel Co., Ltd. in connection with loan facilities totaling RMB1,120 million. CITIC Pacific acquired 58% equity interest in Daye Special Steel Co., Ltd. and the transaction is pending for regulatory approval. Xin Yegang also pledged assets to support loan facilities of Daye Special Steel Co., Ltd. for amount up to RMB131 million.

Separately, Xin Yegang provided guarantees (obligation up to RMB123 million) and pledged assets (obligation up to RMB294 million) to support the bank borrowings of Daye Steel Group Corporation. Daye Steel Group Corporation was the original holding company of Xin Yegang. These arrangements were incurred prior to CITIC Pacific's involvement and the obligations will be released upon completion according to the acquisition agreement.

於二零零四年十二月三十一日，為數港幣五億三千八百萬元之資產用於銀行信貸之抵押，主要涉及新冶鋼（詳見上文）及大昌行之海外業務。

As at 31 December 2004, assets of HK$538 million were pledged to secure banking facilities, mainly related to Xin Yegang (details are described in above paragraphs) and Dah Chong Hong's business overseas.

共同控制實體及聯營公司之債務/現金

基於會計原因，本集團部份業務分類為共同控制實體或聯營公司。以下為共同控制實體及聯營公司於二零零四年十二月三十一日之債務/現金詳情，根據香港之會計準則，此等債務/現金並不包括在集團之綜合賬目內。

Debt / Cash in Jointly Controlled Entities and Associated Companies

For accounting purposes, some of the Group's businesses are classified as jointly controlled entities and associated companies. The following table shows the debt / cash position of jointly controlled entities and associated companies as of 31 December 2004 which under Hong Kong generally accepted accounting standards is not consolidated into the Group's accounts.

業務分類 *港幣百萬元*	Business Sector *HK$ million*	總淨負債/（現金） Total Net Debt/ (Cash)	中信泰富應佔之淨負債/（現金） Proportion of Net Debt/ (Cash) attributable to CITIC Pacific	獲中信泰富或其附屬公司擔保之負債 Amount of debt guaranteed by CITIC Pacific or its subsidiaries
基本建設	**Infrastructure**			
發電	Power Generation	11,657	3,652	650
航空	Aviation	15,275	3,739	
基礎設施	Civil Infrastructure	2,382	842	
信息業	Communications	1,135	680	
特種鋼鐵業	**Special Steel Manufacturing**	(39)	(29)	
物業	**Property**	(203)	(45)	
銷售及分銷	**Marketing & Distribution**	792	400	
其他	**Others**	(149)	(75)	
合計	**Total**	30,850	9,164	650

除財務擔保所述有關吉林發電廠之擔保外，上表所列之債務均由聯營公司及共同控制實體安排，並對股東無任何追索權。本集團部份投資（例如又一城及愉景灣項目）均由股東全數出資，並無向外借貸。

Except for the guarantee related to Jilin Power Station as described under Financial Guarantees, the debt amount shown in the above table were arranged by associated companies and jointly controlled entities without recourse to their shareholders. Certain Group's investments, such as Festival Walk and Discovery Bay, are 100% financed by their shareholders and do not have external borrowings.

衍生工具

中信泰富以不同形式之金融工具（包括衍生工具）調控利率及滙率波動之風險。本集團最少會每半年一次按集團本身的計算（若適用）或根據從主要金融機構取得之報價計算所持有的衍生工具交易的公平價值。

Derivative Products

CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. The fair market value of outstanding derivative transactions is calculated at least semi-annually based on the Group's own calculation where applicable, or price quotations obtained from major financial institutions.

本公司利用利率掉期、遠期利率協議及利率期權合約對沖風險或更改借貸之利率性質。於二零零四年十二月三十一日，本公司共有面值港幣一百零二億元之利率掉期／期權合約。經利率掉期後，本集團之浮動利率借貸為港幣九十四億元，佔借貸總額之65%，其餘借貸以固定利率計息。

二零零四年整體之加權平均借貸成本（包括費用及對沖成本）約為3.4%（二零零三年：4.6%）。

集團業務產生之現金流主要為港元或人民幣。本公司以外滙掉期、外滙合約及期權把美元負債之外滙風險降至最低。於二零零四年十二月三十一日，該等合約總值六億美元。此外，大昌行亦使用外滙合約對沖外滙風險。於二零零四年十二月三十一日，該等合約總值港幣七億九千五百萬元。

國內項目產生人民幣現金流，項目公司在支付股息予總部時需把人民幣兑換成美元。本公司以無本金交割之外滙合約（即「NDF」）來對沖此等應收股息之滙率風險。於二零零四年十二月三十一日，本公司持有的NDF合約總值為二千五百萬美元。

中信泰富所有衍生工具交易，均以調控利率或滙率變動之風險為目的。根據本公司自己之計算及／或根據向主要金融機構索取之市場報價，集團全部衍生工具交易於二零零四年十二月三十一日之公平價值總額約為負數值港幣一億二千二百萬元，這主要是由於在二零零四年第四季度期間，港幣長期利率下跌，及美元／港幣遠期滙率下跌所引致。假設所有衍生工具交易提前在二零零四年十二月三十一日結束，中信泰富須支付此公平價值予交易對手。

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. As of 31 December 2004, the Company had outstanding interest rate swap / option contracts with a notional amount of HK$10.2 billion. After the swaps, effectively HK$9.4 billion or 65% of the Group's total borrowings were paying floating rate and the remaining were effectively paying fixed rate of interest.

The overall weighted average all-in cost of debt (including fees and hedging costs) in 2004 was about 3.4%, compared with 4.6% in 2003.

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. To minimise potential US dollar debt principal and interest payment exposure, the Company entered into foreign exchange swap, forward and option contracts. As of 31 December 2004, such contracts outstanding amounted to US$600 million. In addition, Dah Chong Hong also employs foreign exchange forward contracts to hedge its exposure to currency rates. As of 31 December 2004, such contracts outstanding amounted to HK$795 million.

Dividend payments from projects based in the mainland China are originally denominated in Renminbi and are required to be converted to USD at the time of the payment. The Company entered into Renminbi Non Deliverable Forward, known as 'NDF', contracts for purpose of hedging the projected dividend flows from various projects in the mainland. As of 31 December 2004, total outstanding NDF contracts amounted to US$25 million.

All derivative transactions are employed for the purpose of managing exposure to fluctuations in interest or currency rates. Based on the Company's calculation and / or the mark to market price quotation obtained from major financial institutions, the aggregate fair value of all the outstanding derivative transactions as at 31 December 2004 was approximately a negative value of HK$122 million, which was mainly caused by the decline in the HKD fixed interest rates and the increase in USD/HKD currency forward discount rates during the last quarter of 2004. This fair value represents the net amount we would pay if all outstanding derivative transactions were closed out at 31 December 2004.

或然負債

在二零零四年十二月三十一日，集團之或然負債較去年底有重大改變，因一間新近收購佔95%的附屬公司為其相關公司及第三方向多間銀行提供了最高額為人民幣十七億元之銀行信貸的信用擔保及資產抵押。詳情列明於「財務擔保及抵押資產」一節。

Contingent Liabilities

As at 31 December 2004, the Group's contingent liabilities changed significantly from the last year end due to a newly acquired 95% subsidiary has provided guarantees and pledged assets to various banks to support banking facilities of up to RMB1.7 billion to its related company and third parties. Details of which are set out in the Financial Guarantees and Pledged Assets Section.

槓桿比率

於二零零四年十二月三十一日，淨負債佔總資本24%，而二零零三年底則為11%。

Leverage

Net debt divided by total capital was 24% at 31 December 2004 compared with 11% at the end of 2003.



槓桿比率
Leverage
港幣拾億元 HK$ billion
60
50
40
30
20
10
0
20%
19%
14%
11%
24%
00
01
02
03
04
總資本 Total Capital
淨負債佔總資本% Net Debt/Total Capital %
淨負債 Net Debt



利息倍數
Interest Cover
港幣拾億元 HK$ billion
6
5
4
3
2
1
0
5x
6x
12x
8x
15x
00
01
02
03
04
不包括利息支出、稅項、折舊及攤銷之淨溢利 EBITDA
不包括利息支出、稅項、折舊及攤銷之淨溢利佔利息支出 (x = 倍)
EBITDA/Interest Expense (x = times)
利息支出 Interest Expense

利息倍數

於二零零四年，不包括利息支出、稅項、折舊及攤銷之淨溢利除以利息支出為15.1，而二零零三年則為7.8，原因為溢利增加175%，及利息支出總額減少6%。

Interest Cover

EBITDA divided by interest expense for 2004 was 15.1 compared to 7.8 in 2003, due to the 175% increase in profit and a 6% decrease of total interest expense.

借貸承諾

為了管理集團借貸結構以及債項方面之規定，中信泰富已制訂一套標準借貸承諾。財務承諾包括資本淨值最低保證、借貸總額佔資本淨值之最高比率以及抵押資產佔集團總資產之上限。本集團均符合其所有借貸承諾。

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to minimum net worth undertaking; a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific is in compliance with all of its loan covenants.

信貸評級

穆迪投資及標準普爾給予本公司之外幣長期信貸投資評級分別為Baa3及BBB-。兩項評級均顯示本公司目前之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。

於二零零四年，集團之槓桿比率（根據淨負債佔總資本計算）為24%，而利息倍數（根據不包括利息支出、稅項、折舊及攤銷之淨溢利除以利息支出計算）則為15.1。集團深信上述之財務指標反映集團財務穩健、實力雄厚。本公司之目標為維持既有之穩健財務政策，務求進一步提升其信貸評級。

Credit Ratings

The Company has been assigned an investment grade foreign currency long term credit rating of Baa3 by Moody's Investor Service and BBB- by Standard & Poor's. For both ratings, the current credit outlook is stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cashflow.

The Group's leverage, measured by the net debt to total capital, was 24%. Interest cover, defined as EBITDA divided by interest expense, was 15.1 in 2004. We believe that these financial indicators demonstrated the Group's financial strength. The Company's objective is to maintain its financial discipline aiming to improve its credit rating going forward.

前瞻聲明

本年報載有若干涉及本集團財政狀況、業績及業務之前瞻聲明。該等前瞻聲明乃本公司對未來事件之預期或信念，且涉及已知及未知風險及不明朗因素，而此等因素足以令實際業績、表現或事態發展與該等聲明所表達或暗示之情況存在重大差異。

前瞻聲明涉及固有風險及不明朗因素。敬請注意：多項因素均可令實際業績有別於任何前瞻聲明所預測或暗示之業績；在若干情況下，更可能存在重大差異。

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

十年統計
10 Year Statistics

年終（港幣百萬元）	At year end (HK$ million)	1995	1996	1997	1998	1999	2000	2001	2002	2003	**2004**
股東資金	Shareholders' funds	26,971	36,912	40,538	42,032	38,240	41,304	41,471	42,488	38,772	**37,892**
每股（港幣元）	per share (HK$)	13.40	17.30	19.06	19.76	17.98	18.81	18.94	19.41	17.72	**17.29**
負債	Debt										
負債	Debt	9,706	10,243	23,302	22,075	18,563	15,709	14,639	9,267	10,528	**14,580**
銀行存款	Bank deposits	614	594	710	900	8,044	5,201	4,631	2,545	5,511	**2,417**
淨負債佔總資本	Net debt / total capital	25%	21%	36%	34%	22%	20%	19%	14%	11%	**24%**
利息倍數（倍）	Interest cover (times)	10	19	6	4	4	5	6	12	8	**15**
資金運用	Capital employed	36,677	47,155	63,840	64,107	56,803	57,013	56,110	51,755	49,300	**52,472**
固定資產	Fixed assets	9,045	9,929	10,472	11,765	11,916	13,433	14,702	15,804	15,526	**18,762**
共同控制實體	Jointly controlled entities	509	798	859	831	1,396	2,019	2,365	3,582	4,085	**7,852**
聯營公司	Associated companies	20,046	25,393	38,812	38,799	20,987	23,630	22,893	22,377	22,805	**21,662**
投資	Investments	5,644	9,183	11,170	11,548	14,511	9,264	8,070	7,092	1,027	**1,121**
市值	Stockmarket capitalisation	53,000	95,800	65,520	35,530	62,230	60,720	37,993	31,514	43,332	**48,444**
股東總數	Number of shareholders	6,545	6,215	8,642	14,987	13,506	9,808	11,044	12,260	12,198	**11,554**
員工	Staff	11,500	11,750	11,800	11,871	10,490	11,354	11,733	11,643	12,174	**15,915**
年度（港幣百萬元）	*For the year (HK$ million)*										
除税後淨溢利	Net profit after tax										
除税後淨溢利	Net profit after tax	2,963	6,769	7,201	2,628	2,735	3,291	2,092	3,843	1,301	**3,581**
每股（港幣元）	per share (HK$)	1.47	3.18	3.38	1.24	1.29	1.49	0.96	1.76	0.59	**1.63**
主要業務的溢利貢獻	Contribution by major business										
發電	Power Generation	186	186	170	230	440	314	281	245	229	**439**
航空	Aviation	707	1,054	702	(11)	659	1,475	324	1,263	421	**1,398**
基礎設施	Civil Infrastructure	467	800	1,099	1,382	1,292	1,320	1,362	1,238	635	**329**
信息業	Communications	974	648	322	65	51	92	277	521	230	**133**
特種鋼鐵業	Special Steel Manufacturing	39	21	2	18	22	29	95	126	178	**438**
物業	Property	734	602	1,587	270	740	422	633	894	508	**608**
銷售及分銷	Marketing & Distribution	277	330	360	330	230	226	119	227	264	**284**
消費信用	Consumer Credit	78	89	84	167	–	–	–	–	–	**–**
投資物業重估（減值）/升值	*Investment Properties Revaluation (Deficit)/Surplus*	–	–	–	–	–	–	–	–	*(587)*	***181***
不包括利息支出、税項、折舊及攤銷之淨溢利	EBITDA	4,040	4,321	5,706	4,739	4,763	5,240	3,923	5,693	3,128	**5,668**
每股股息（港幣元）	Dividends per share (HK$)										
普通	Regular	0.55	0.62	0.70	0.70	0.75	0.85	0.80	1.00	1.00	**1.10**
特別	Special	–	0.30	0.30	–	2.00	–	–	1.00	–	**–**
倍數（倍）	Cover (times)	2.7	2.7	2.7	1.8	1.7	1.8	1.2	1.8	0.6	**1.5**

附註：

1. 由於本集團採納了經修訂之香港會計準則第12號「所得税」，所以二零零二年度之數字有所調整。至於二零零一年度及以前之數字，並無因本集團採納該項新修訂會計準則而作出相應調整，以茲比較。

Note:

1. Figures have been adjusted in year 2002 following the adoption of revised accounting standard of SSAP 12 'Income Tax'. For comparative purposes, the figures for years 2001 and before have not been adjusted for effects on the adoption.

人力資源
Human Resources

在二零零四年十二月三十一日，本集團位於香港之總公司，主要附屬公司及合資企業合共僱用員工15,915人（二零零三年：12,174人）。中國內地僱員人數上升至11,680人（二零零三年：7,827人），香港僱員人數則下降至3,995人（二零零三年：4,129人）。其他國家之僱員人數則輕微上升至240人（二零零三年：218人）。

香港及區內經濟的改善為員工締造了穩定的工作環境，使他們發揮更高效率，取得更大成效，達致更佳的工作表現。

As at the end of December 2004, the Group employed 15,915 staff (2003: 12,174) in its headquarters in Hong Kong and its principal subsidiaries and joint ventures companies. Employees working in mainland China increased to 11,680 (2003: 7,827) while those working in Hong Kong decreased to 3,995 (2003: 4,129). The number of employees in other countries slightly increased to 240 (2003: 218).

The improving economy in Hong Kong and in the region provides a stable employment environment for staff to operate effectively and efficiently to attain better level of performance.

按主要城市分類之僱員人數
Headcount by Major City


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
香港
Hong Kong
北京
Beijing
上海
Shanghai
江蘇省 江陰
Jiangyin, Jiangsu Province
江蘇省 無錫
Wuxi, Jiangsu Province
湖北
Hubei
廣東省 廣州
Guangzhou, Guangdong Province
其他中國城市
Other China Cities
其他國家
Other Countries

2004 2003

按業務分類之僱員人數
Headcount by Business Segment


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
總辦事處
Head Office
基礎設施
Civil Infrastructure
信息業
Communications
發電
Power Generation
銷售及分銷
Marketing & Distribution
物業
Property
工業製造
Industrial Manufacturing
其他
Others

2004 2003

人力資源管理

中信泰富乃是採納並落實平等僱傭政策，認同及尊重個人權利的僱主。本集團致力採取一致及公正之人力資源管理政策，與員工皆能互相得益，並堅持高度商業道德標準及員工個人操守。本集團之每位僱員在進行業務時均需嚴格遵照集團紀律守則所涵蓋之專業及技術準則，而所有部門主管亦有責任向有關人士闡釋本集團之規定。

Human Resources Management

CITIC Pacific is an equal opportunity employer and adheres to non-discriminatory employment practices and procedures in recognising and respecting individual's rights. Striving to administer a fair and consistent human resources management policy to the mutual benefit of its employees and the Group, we also uphold a high standard of business ethics and personal conduct of our employees. Every employee of the Group is required to strictly follow the Code of Conduct which covers the professional and technical standard of requirements in conducting business, and all heads of business units are charged with the responsibility of disseminating the Group's requirements to the stake holders concerned.

員工薪酬

中信泰富致力吸引、挽留及激勵具備有相關技能、知識及能力之員工，以拓展、支持及延續本集團之成就。僱員之現金報酬一般包括基本薪酬及浮動薪酬，而浮動薪酬主要為與表現掛鈎之花紅，根據公司業績及員工個人之表現而酌情發放。高級管理人員的現金報酬中，較大部份由浮動薪酬組成，此措施反映出對本集團業績及盈利能作出貢獻的員工，本集團會作出適當獎勵，藉此強化優秀表現獎賞文化，不斷提升本集團的整體質素。本集團在過去三年以獎勵為主的浮動薪酬取代多個形式的保證花紅及定額花紅，此改變並得到員工的接受及支持。此外，本集團每年均檢討員工之薪酬及福利計劃，以確保整體待遇對內公平公正，對外與業務所在地及業界水平相若，並能配合本集團業務發展需要。本集團的成員公司均符合是項政策。

Employee Compensation

CITIC Pacific aims to attract, retain and motivate employees who have the relevant skills, knowledge and abilities to develop, support and sustain the continued success of the Group. An employee's cash remuneration typically comprises a base salary and a variable compensation, mainly in the form of a performance-related discretionary bonus which is based on the Company's and the individual's performance. Senior management of the Group receives a substantially higher portion of their cash remuneration in performance bonus, reflecting their ability to influence business outcomes and financial performance. Our compensation strategy is to cultivate a pay-for-performance culture to incentivise and reward employee performance that will lead to a long-term enhancement of the overall caliber of the Group. The Group has in the past three years undertaken to replace many forms of guaranteed and fixed bonuses with performance-based variable compensation, which has been well accepted and supported by staff members. On an annual basis, the Group reviews the cash compensation and benefit programs provided for its employees to ensure that the overall compensation is internally equitable, consistent with local and industry norms, as well as in support of the Group's business strategy. Towards this end, Group companies are largely in conformity with this policy.

薪酬委員會

於二零零三年八月成立之薪酬委員會，成員包括三名非執行董事，其中兩名為獨立非執行董事。該委員會由何厚鏘先生擔任主席，每年召開至少一次會議。

該委員會的主要任務乃行使董事會之權力，以檢討及審批各執行董事及主要行政人員之薪酬，包括基本薪金、花紅、各項福利及所參與之購股權或其他計劃的條款，並考慮到業內相若公司之薪金水平、本集團成員公司各董事及主要行政人員之時間貢獻、職責及聘用條件，依據表現訂定報酬以激勵高質僱員，同時保障股東利益。

有關中信泰富股份獎勵計劃二零零零之資料連同授出購股權之詳情，載於第76至80頁，董事酬金總額為港幣一億一千四百九十萬元（二零零三年：港幣九千五百五十萬元）。有關董事酬金之進一步資料，載於第115頁。

退休福利

對於香港僱員，中信集團退休計劃（「退休計劃」）已於二零零三年八月由中信集團強制性公積金計劃（「強積金計劃」）所取代。強積金計劃由兩個基金經理所管理，包括由富達退休集成信託計劃提供九個基金及由恒生強積金精選計劃提供五個基金，以供成員作投資選擇。該兩個計劃分別由匯豐信託（香港）有限公司及匯豐投資管理（香港）有限公司信託管理。雖然成員之新供款皆歸入強積金計劃，但原為退休計劃之滾存結餘則繼續以封閉基金形式運作，直至現有退休計劃成員離職或把其滾存結餘轉移。本集團已委任匯豐信託（香港）有限公司為退休計劃的信託人，確保該封閉計劃根據信託契約及條例細則營運。而匯豐投資管理（香港）有限公司及富達投資（香港）有限公司則被委託為投資經理。

至於中國及其他國家之僱員退休福利，則主要根據當地之僱傭法規而制定。

Remuneration Committee

The Remuneration Committee, which was established in August 2003 comprising three non-executive directors, two of whom are independent non-executive directors. The Committee is chaired by Mr Norman Ho and will meet at least once a year.

The principal role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and key executives, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option or other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and key executives, employment conditions elsewhere in the Group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are reported on pages 76 to 80. Total remuneration paid to directors was HK$114.9 million (2003: 95.5 million) and further information on Directors' Emoluments can be found on page 115.

Retirement Benefits

For the Hong Kong employees, The CITIC Group Retirement Plan ('ORSO Plan') was replaced by The CITIC Group Mandatory Provident Fund Scheme ('MPF Scheme') in August 2003. The MPF Scheme is managed by two fund managers offering its members investment choices of 9 funds in the Fidelity Retirement Master Trust and 5 funds in the Hang Seng Mandatory Provident Fund – SuperTrust. HSBC Trustee (Hong Kong) Limited and HSBC Institutional Trust Services (Asia) Limited are the appointed Trustee respectively. While the new contributions are all made to the MPF Scheme, investments of the contributed benefits and vesting still continue under the ORSO Plan as a closed fund until the existing ORSO members cease their employment or have their vested benefits transferred out. The Group has appointed HSBC Trustee (Hong Kong) Limited as Trustee of the ORSO Plan to ensure that the closed Plan is operated in accordance with provisions of the Trust Deed and Rules. HSBC Asset Management (Hong Kong) Limited and Fidelity Investment Management (Hong Kong) Limited are appointed as investment managers.

Retirement benefits for employees in mainland China and other locations are based primarily on local mandatory requirements.

培訓及發展

中信泰富致力提供健康之企業環境，讓員工各展所長，並鼓勵他們工餘進修，不斷自我增值。除了定期邀請專業機構舉辦研討會及課程外，本集團亦定期為員工提供內部培訓，藉以協助員工改善工作表現，為將來發展做好準備。如有需要，本集團會安排外界服務機構舉辦專題訓練課程，包括管理發展、工作地點安全及最新技術介紹等。

隨著中港兩地跨境商業活動愈趨頻繁，本集團鼓勵並積極推動兩地業務的融合及兩地員工知識交流與技術轉移。

為加強工作地點安全，本集團屬下公司之安全及健康委員會定期召開會議，除了檢討各項相關措施外，亦向公司建議適合員工參與之培訓計劃。

此外，中信泰富亦相信要投資在社會年青一輩之培訓及發展。本集團已在旗下附屬公司設立多項學徒訓練計劃，並參與香港政府為年青離校人士推出之展翅計劃。同時本集團亦支持本地大學的中國職業發展計劃，為香港學生提供在本集團國內公司實習交流的機會。

Training & Development

CITIC Pacific is committed to providing a healthy organisational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by taking responsibility for their own learning and self-development. Seminars, courses by professional institutions and in-house training are organised regularly to help employees improve job performance and prepare for future development. Where applicable, the Group arranges external service providers to conduct customised training programs on specific subjects such as managerial development, work place safety and updates on new technology.

With the ever growing cross-border business activities between Hong Kong and the mainland, the Group encourages and is actively promoting business integration, knowledge sharing and skills transfer between staff in the two territories.

To promote work place's safety, the safety and health committees in Group companies meet regularly to review related measures and recommend appropriate training for staff.

CITIC Pacific also believes in investing in the training and development of the younger members of society. The Group has put in place various apprentice training programs in different industries of subsidiary companies. It also participates in the Government's Youth Pre-employment Training Program for young school leavers and supports the local university's initiatives in the China Career Development Programme by providing internship opportunities in our mainland China operations for the Hong Kong students.

社會服務
In the Community

一如以往多年，本集團在支持慈善工作及推廣教育、環保、康體、文化及藝術各方面不遺餘力，積極贊助在香港、中國及海外舉辦之多項活動。今年本集團曾參與舉辦國家奧運獎牌得主訪港慶祝活動外，亦很榮幸贊助第33屆香港藝術節*魏松先生與香港管弦樂團*之演出。另外，香港公益金及紅十字會更是中信泰富及其附屬公司長期支持之機構，除踴躍捐款外，更積極參與各項推廣及籌款活動。為了向南亞海嘯受害者提供經濟援助，本集團與員工均踴躍向賑濟基金捐款。

As in the past many years, the Group supports charitable work and the promotion of education, environment protection, sports, culture and the arts by sponsoring many activities in Hong Kong, mainland China and overseas. Particularly, the Group has hosted celebration events for the China Olympics Games medal winners who visit Hong Kong, and is also proud to be one of the sponsors of the 33rd Hong Kong Arts Festival presenting the *Wei Song with the Hong Kong Philharmonic Orchestra* performance. Most notably, the Group and its subsidiary companies have been long-term supporters of the Community Chest of Hong Kong and the Red Cross by making donations and participating in their campaigns and fund raising activities. To provide financial assistance to the victims of South Asia Tsunami Disaster, the Group and its employees also donated generously to the relief fund.

公司管治
Corporate Governance

公司管治操守

中信泰富致力在公司管治方面達致卓越水平及奉行第一等級之商業操守。董事會相信良好的公司管治操守日益重要，以維持及增加投資者信心。由於公司管治要求不斷改變，因此董事會須定時檢討公司管治操守，以確保它們符合有關人士的預期、遵守法律及專業準則，同時反映最新的本地及國際發展。董事會將不斷致力達致高質素的公司管治。

Corporate Governance Practices

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Corporate governance requirements keep changing, therefore the Board reviews its corporate governance practices from time to time to ensure they meet stakeholders' expectation, comply with legal and professional standards and reflect the latest local and international developments. The Board will continue to commit itself to achieving a high quality of corporate governance.

董事證券交易

集團已採納上市規則附錄十所載之「上市公司董事進行證券交易的標準守則」。在向所有董事作出具體查詢後，彼等於二零零四年內均已完全遵守上述守則所規定之標準。

Directors' Securities Transactions

The Group has adopted the Model Code for Securities Transactions by Directors of Listed Companies contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all directors have fully complied with the required standard set out in the Model Code throughout the year of 2004.

董事會

董事會現由十名執行董事及六名非執行董事組成。根據聯交所的界定，在該六名非執行董事中，四名具有獨立身份（董事之個人資料載於第64至67頁）。獨立非執行董事及非執行董事分別佔董事會人數四分之一及逾三分之一。根據本公司之公司章程，所有董事必須輪值告退，亦必須先獲得股東在股東週年大會上投票支持方可膺選連任。

董事會監察集團的策略性發展，決定集團的目標、策略及政策。董事會亦會監察及控制營運及財政表現，以期達致集團的策略性目標。董事會成員已定時審閱有關集團的業務文件及資料。如有需要，所有董事及董事會轄下之委員會均可向外尋求獨立之法律及其他專業意見，相關費用由本集團承擔。

兩個由董事會成立之委員會，分別名為審核委員會及薪酬委員會，是為了監察集團在特別方面的事務。董事會已將集團業務的日常管理與營運委派予管理層負責。

Board of Directors

The Board currently comprises ten executive and six non-executive directors of whom four are independent as defined by the Stock Exchange (the biographies of the directors are set out on pages 64 to 67). Independent non-executive directors are one-quarter and the non-executive directors are over one-third of the Board. Under the Company's articles of association, all directors are subject to retirement by rotation and their re-election is subject to a vote of shareholders at the Annual General Meeting.

The Board oversees the Group's strategic development, and determines the objectives, strategies and policies of the Group. The Board also monitors and controls operating and financial performance in pursuit of the Group's strategic objectives. The Board members have access to appropriate business documents and information about the Group on a timely basis. All directors and Board committees have recourse to external legal counsel and other professionals for independent advice at the Group's expense if they require it.

Two Board committees, namely, the Audit Committee and the Remuneration Committee have been established to oversee particular aspects of the Group's affairs. The Board has delegated the day-to-day management and operation of the Group's businesses to management.

董事會定期召開會議，以檢討本集團及旗下營業單位之財政及營運表現，以及通過未來之發展策略。二零零四年召開了四次董事會會議，平均的出席率為89%。在二零零四年，每位董事在董事會會議、審核委員會會議及薪酬委員會會議之個別出席率詳情如下：

The Board meets regularly to review the financial and operating performance of the Group and other business units, and approve future strategy. Four Board meetings were held in 2004 and the average attendance rate was 89%. Individual attendance of each director at the Board meetings, the Audit Committee meetings and the Remuneration Committee meetings during 2004 is set out below:

		出席率 / 會議次數 Attendance / Number of Meetings		
董事	Director	董事會 Board	審核委員會 Audit Committee	薪酬委員會 Remuneration Committee
執行董事	**Executive Director**			
榮智健先生－*主席*	Mr. Larry Yung Chi Kin – *Chairman*	4/4		
范鴻齡先生	Mr. Henry Fan Hung Ling	4/4		
莫偉龍先生	Mr. Vernon Francis Moore	4/4		
李松興先生	Mr. Peter Lee Chung Hing	4/4		
阮紀堂先生	Mr. Norman Yuen Kee Tong	4/4		
姚進榮先生	Mr. Yao Jinrong	4/4		
常振明先生	Mr. Chang Zhenming	1/4		
李士林先生	Mr. Li Shilin	2/4		
榮明杰先生	Mr. Carl Yung Ming Jie	4/4		
劉基輔先生	Mr. Liu Jifu	4/4		
獨立非執行董事	**Independent Non-executive Director**			
何厚浠先生	Mr. Hamilton Ho Hau Hay	3/4		
韓武敦先生 (審核委員會主席)	Mr. Alexander Reid Hamilton (Chairman of the Audit Committee)	4/4	4/4	3/3
陸鍾漢先生	Mr. Hansen Loh Chung Hon	4/4	4/4	
何厚鏘先生 (薪酬委員會主席)	Mr. Norman Ho Hau Chong (Chairman of the Remuneration Committee)	3/4		3/3
非執行董事	**Non-executive Director**			
張偉立先生	Mr. Willie Chang	4/4	4/4	3/3
德馬雷先生 (其中兩次會議皆由德馬雷先生之替任董事出席。)	Mr. André Desmarais (Two of the meetings were attended by the alternate of Mr. André Desmarais.)	4/4		

為了有效地執行董事會所採納之策略及計劃，由執行董事及高層管理人員組成之常務委員會每月召開一次會議，以檢討集團的業務表現、協調整體資源，以及作出財務及營運上的決策。

To implement the strategies and plans adopted by the Board effectively, an executive committee of selected executive directors and senior managers meets monthly to review the performance of the businesses of the Group, co-ordinate overall resources and make financial and operational decisions.

主席及行政總裁

主席及董事總經理的職責有清楚劃分，主席肩負領導之責，須管理董事局及制訂公司的策略，而董事總經理則負責執行公司的策略。

Chairman and Chief Executive Officer

There is a segregation of duties between the Chairman's responsibility for leadership and management of the Board and the Company's strategy, and the Managing Director's responsibility to implement the Company's strategy.

非執行董事

現時有六名非執行董事，其中四名具有獨立身份。按照本公司之公司章程第104(A)條，每年須有三分之一的董事輪值告退，但未有清晰條文要求董事須按照「企業管治常規守則」的新守則所規定，每三年最少告退一次。在二零零五年五月十二日舉行的股東週年大會上，將建議進行表決，修改公司章程以符合新守則的條文。

Non-executive Directors

There are currently six non-executive directors of whom four are independent. Under Article 104(A) of the Company's Articles of Association, they are subject to the retirement of nearest to one-third of the board each year but not explicitly subject to retirement at least once every 3 years as required by the new Code on Corporate Governance Practices. A resolution will be proposed at the annual general meeting scheduled on 12 May 2005 to amend the Articles of Association in line with the new code provision.

審核委員會

董事會於一九九五年成立審核委員會。所有委員會成員均為非執行董事，包括主席在內，其中兩名具有獨立身份。審核委員會成員具有不同行業之豐富經驗，委員會主席亦屬財務及審核工作之專才。委員會每年與高級管理人員及核數師（包括內部及外界核數師）召開四次會議。

在二零零四年，審核委員會檢討外界核數師之預計核數酬金；與外界核數師審議其獨立性、核數之性質及範圍；在向董事會提呈中期及全年財務報表之前先審閱該等報表，特別是審閱具判斷性之內容；審閱外界核數師之管理建議書以及管理層之回覆；檢討內部審核計劃、所得之結果及管理層之回覆；以及檢討本集團對下文所述守則之恪守程度。因此，他們建議董事會接納二零零四年的中期及全年報告。

Audit Committee

The Board established an Audit Committee in 1995. All Committee members are non-executive directors and two of them including the Chairman are independent. The Committee members possess diversified industry experience and the Chairman is an expert on financial and auditing matters. The Committee meets four times each year, together with senior management and auditors, both internal and external.

During 2004, the Audit Committee considered the external auditors' projected audit fees; discussed with the external auditors their independence and the nature and scope of the audit; reviewed the interim and annual financial statements, particularly judgmental areas, before submission to the Board; reviewed the external auditors' management letter and management's response; reviewed the internal audit programme, findings and management's response; and reviewed the Group's adherence to various Codes described below. As a result, they recommended the Board to adopt the interim and annual report for 2004.

薪酬委員會

在二零零四年，薪酬委員會檢討薪酬政策及審批所有執行董事及高級行政人員之薪酬及花紅，並檢討集團之薪酬政策及審批授出購股權。委員會於二零零四年召開三次會議，出席率為100%。所有薪酬委員會成員均為非執行董事，包括主席在內，其中兩名具有獨立身份。

Remuneration Committee

During 2004, the Remuneration Committee reviewed the remuneration policies and approved the salary and bonus of the executive directors and certain key executives, reviewed the remuneration policy of the Group and approved the granting of options. Three meetings were held in 2004 with the attendance rate of 100%. All Committee members are non-executive directors and two of them including the Chairman are independent.

並無執行董事參與有關其本身薪酬的討論。董事會每位成員可獲港幣十五萬元之袍金。董事在審核委員會及薪酬委員會可分別獲得港幣十萬元及港幣五萬元之額外袍金。

中信泰富薪酬政策詳情載於第53至54頁「人力資源」部份。「董事酬金」及「退休福利」載於第115 至116。中信泰富股份獎勵計劃二零零零及授出購股權則載於第76至80頁。

No executive director takes part in any discussion about his own remuneration. The fee for each individual director sitting on the Board is HK$150,000. The additional fees for the directors serving in the Audit Committee and the Remuneration Committee are HK$100,000 and HK$50,000 respectively.

Details of CITIC Pacific's remuneration policies are set out in the Human Resources section on pages 53 to 54. Directors' emoluments and retirement benefits are disclosed on pages 115 to 116. Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are disclosed on pages 76 to 80.

內部監控

董事會明白本身有責任維持一個適當之內部監控系統，以及確保能盡早向股東及公眾人士如實報告本公司之業務狀況。

內部監控系統旨在提高營運效力與效率，確保資產不會被擅用及未經授權處理；維持恰當的會計紀錄及真實公平的財務報告，並同時遵守相關的法律及規定。它會就是否存在重大錯誤陳述或損失，作出合理但不絕對的確定，並會管理而非消除與其業務活動有關的風險。

Internal Controls

The Board recognises its responsibility for maintaining an adequate system of internal control and prompt and transparent reporting of the Company's activities to the shareholders and to the public.

The internal control system is designed to facilitate the effectiveness and efficiency of operations, safeguard assets against unauthorised use and disposition, ensure the maintenance of proper accounting records and the truth and fairness of the financial statements, and ensure compliance with relevant legislation and regulations. It provides reasonable, but not absolute, assurance against material mis-statement or loss and the management rather than elimination of risks associated with its business activities.

核數師費用

羅兵咸永道會計師事務所自一九八九年開始獲股東每年委任為中信泰富之外界核數師。年內，羅兵咸永道會計師事務所就其對本公司及本公司附屬公司進行之法定審核服務費用為港幣七百萬元（二零零三年：港幣六百萬元），另外其他服務費用為港幣五百萬元（二零零三年：港幣五十萬元）。而法定審核以外服務包括財務核查、稅務事宜及中期檢討。至於並非由羅兵咸永道會計師事務所擔任審核工作之附屬公司之核數費用為港幣七百萬元（二零零三年：港幣六百萬元）。

Auditor's Remuneration

Annually since 1989 PricewaterhouseCoopers have been appointed as CITIC Pacific's external auditors by shareholders. During the year, the fees charged to the accounts of the Company and its subsidiaries for PricewaterhouseCoopers' statutory audit services amounted to HK$7 million (2003: HK$6 million), and in addition HK$5 million (2003: HK$0.5 million) for other services. The non-statutory audit services consist of financial due diligence, tax compliance and the interim review. The cost of audit services of subsidiaries not performed by PricewaterhouseCoopers was HK$7 million (2003: HK$6 million).

內部稽核

集團內部稽核部對集團內各營業單位及附屬公司於一段時間內進行有系統之獨立分析，藉以支援管理層，而有關分析之頻率在評估牽涉之風險後釐定。審核委員會每年批核內部稽核計劃。集團內部核數師可在不受限制之情況下審查業務運作之每個環節，且可在彼認為有需要時直接聯絡各階層管理人員，包括主席或審核委員會主席。集團內部稽核部定期根據經批准之內部稽核程序表向審核委員會提交報告供委員會審閱。集團內部稽核部匯報之關注事項會由管理層逐季進行監察，直至採取合適的補救措施為止。

守則

為確保業務上奉行最高之操守標準，本集團訂立「紀律守則」，為員工界定操守之標準及確定本集團之平等僱傭政策。本集團定期安排有關該守則之訓練課程予所有員工，而每年審核委員會亦收到實施有關守則及守則需予修訂之報告。

於二零零四年間，本集團已遵守香港聯合交易所證券上市規則附錄十四所載之「最佳應用守則」。

本集團已響應「香港僱主聯合會」所制定之良好僱傭行為指引，以便提高良好及負責任之僱傭標準。

關連交易

期內，中信泰富已透過報章公佈若干項「關連交易」。該等交易之詳情載於第73至76頁之「董事會報告」內，而相關之報章公佈可於本公司網頁(www.citicpacific.com)瀏覽。

Internal Audit

The Group Internal Audit Department supports management by carrying out systematic independent reviews of all business units and subsidiaries in the Group over a period of time. The frequency of review is determined after an assessment of the risks involved. The Audit Committee endorses the internal audit programme annually. The Group Internal Auditor has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as he considers necessary. The Group Internal Audit Department submits regular reports for the Audit Committee's review in accordance with the approved internal audit programme. Concerns which have been reported by the Group Internal Audit Department are monitored quarterly by management until appropriate remedial actions have been taken.

Codes

To ensure the highest standard of integrity in our businesses, the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code are held regularly for all employees and the Audit Committee receives a report on the operation, and the need for revision, of the Code every year.

Throughout the year of 2004, the Group has complied with the Code of Best Practice containing in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Connected Transactions

During the period, CITIC Pacific has issued press announcements in respect of a number of 'connected transactions', details of which have been included in the Directors' Report on pages 73 to 76 and the related press announcements can be viewed in the Group's website (www.citicpacific.com).

公平披露及投資者關係

中信泰富致力向所有希望獲得本公司資料之人士發放有關本集團之重要資料。本公司在透過香港聯交所發表公佈時，有關資料將同時發放予記者及投資分析員（倘知悉其電郵地址或圖文傳真號碼），並在短時間內登載於本公司網站供股東瀏覽。

中信泰富明白本身有責任向持有合法權益之人士交代其業務狀況及回應彼等之提問。本公司定期接待及拜訪投資者，藉以闡釋本集團之業務。在二零零四年，本公司在辦公室或發佈會，以及香港、美國、歐洲、中國及新加坡舉行的路演，簡佈過來自約二百間投資公司的代表。公眾人士、個別股東及投資分析員就有關本公司及其產品和服務所提出之問題，本公司均盡快解答。在任何情況下本公司均採取審慎態度確保不會披露任何影響股價之資料。

有關中信泰富之資料可登入本集團網頁查閱，包括各項業務之簡介及中信泰富於過去六年之年報。

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be on its way to journalists and investment analysts where an e-mail address or fax number is known and will be available to shareholders on the Company's website shortly thereafter.

CITIC Pacific recognises its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's businesses. During 2004, representatives of about 200 investment houses were briefed in our office or at conferences and our roadshows in Hong Kong, U.S., Europe, China and Singapore. Questions on the Company and its products and services received from the general public, individual shareholders and investment analysts were answered promptly. In all cases great care has been taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website including descriptions of each business and the Annual Reports for last six years.

財務報告

董事會明白本身有責任編製真實而公平的賬目，並根據香港會計師公會公佈而普遍被採用之香港會計準則。本公司選擇合適之會計政策並貫徹採用，所作判斷及估計均屬審慎及合理。香港所採用之會計準則一向大致遵從國際會計標準，在二零零四年，香港會計師公會已頒佈許多全新及修訂會計準則，藉此令香港的準則與國際準則接軌。本集團已採用了三項最新或經修訂準則—香港財務報告準則第3號業務合併、香港會計準則第36號資產減值及香港會計準則第38號無形資產。其他新標準將於二零零五年採用。董事致力在財務報告上對本集團的現有狀況及前景作出中肯及易於理解的評估。

Financial Reporting

The Board recognises its responsibility to prepare the Company's accounts which give a true and fair view and are in accordance with generally accepted accounting standards published by the Hong Kong Institute of Certified Public Accountants. Appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. Hong Kong accounting standards have always broadly followed international accounting standards and in 2004 the Hong Kong Institute of Certified Public Accountants adopted many new and revised accounting standards to converge Hong Kong standards with international standards. The Group has chosen to early adopt three of the new or revised accounting standards - HKFRS No. 3 Business Combinations; HKAS No. 36 Impairment of Assets and HKAS No. 38 Intangible Assets. The other new standards will be adopted in 2005. The Directors endeavour to ensure a balanced and understandable assessment of the Group's position and prospects in financial reporting.

公司資料
Corporate Information

總辦事處及註冊辦事處
香港中環添美道一號中信大廈三十二樓
電話：2820 2111
圖文傳真：2877 2771

網址
www.citicpacific.com載有中信泰富的業務簡介、向股東發放的整份年報及財務摘要報告、公佈、新聞稿及其他資料。

證券編號
香港聯合交易所：0267
彭博資訊：267 HK
路透社：0267. HK
美國預託證券編號：CTPCY
CUSIP參考編號：17304K102

股份過戶登記處
有關股份轉讓、更改名稱或地址、或遺失股票等事宜，股東應聯絡本公司的股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下），亦可致電2980 1333，或圖文傳真至2810 8185。

年報及中期報告
股東可向股份過戶登記處索取年報及中期報告的印刷本。其他人士應聯絡公司秘書，電話號碼為2820 2111，圖文傳真號碼為2877 2771，或按contact@citicpacific.com發送電郵以索取有關的印刷本。

投資者關係
投資者、股東及研究分析員可聯絡投資者關係部門，電話號碼為2820 2004，圖文傳真號碼為2104 6632，或按investor.relations@citicpacific.com發送電郵。

財務日程
暫停辦理過戶登記：二零零五年五月六日至二零零五年五月十二日
股東週年大會：二零零五年五月十二日
上午十時三十分
香港法院道太古廣場第二期
港島香格里拉酒店五樓香島殿
派發末期股息：二零零五年五月十七日

Headquarters and Registered Office
32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Telephone: 2820 2111
Fax: 2877 2771

Website
www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary reports to shareholders, announcements, press releases and other information.

Stock Codes
The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depository Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars
Shareholders should contact our Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Annual and Interim Reports
Shareholders may obtain printed copies of annual and interim reports from the Registrars. Other should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com for a printed report.

Investor Relations
Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

Financial Calendar
Closure of Register: 6 May 2005 to 12 May 2005
Annual General Meeting: 12 May 2005, 10:30 a.m.
Island Ballroom, Level 5, Island Shangri-La Hotel
Two Pacific Place, Supreme Court Road, Hong Kong
Final Dividend Payable: 17 May 2005

董事及高級經理
Directors and Senior Managers

執行董事

榮智健（主席），現年六十三歲，自一九九零年起成為董事，為中信（香港集團）有限公司（「中信香港」）之副主席兼董事總經理，亦為中國中信集團公司（「中信北京」）之常務董事。彼於一九七八年來港前，在中華人民共和國（「中國」）電力部工作十四年。彼於一九八七年中信香港成立前，已具有豐富之管理經驗。

范鴻齡（董事總經理），現年五十六歲，自一九九零年起成為董事，為國泰航空有限公司（「國泰」）副主席、港龍航空有限公司（「港龍」）之董事，及中信香港之副董事總經理。彼亦為香港交易及結算所有限公司之非執行董事。范先生於一九八七年加入中信香港前，於多間公司擔任高級管理職位，並為執業大律師。

莫偉龍（副董事總經理），現年五十八歲，自一九九零年起成為董事兼集團首席財務主管，彼為國泰、中電控股有限公司（「中電控股」）及香港空運貨站有限公司之董事，亦為新香港隧道有限公司（「東隧」）及香港西區隧道有限公司（「西隧」）之主席，並為中信資本市場控股有限公司之副主席。莫先生於一九八七年加入中信香港成為執行董事前，曾於多間財務機構擔任高級管理職位。

李松興（副董事總經理），現年五十一歲，為江陰鋼廠及湖北新冶鋼有限公司之董事長、中信國安有限公司（「中信國安」）及中國國際貨運航空有限公司之副董事長，亦為港龍及本集團其他有關工業、信息業及貿易業務之公司董事。於一九八八年加入中信香港前，李先生曾任職於香港之主要銀行及航運集團。彼於一九九零年加入中信泰富有限公司（「中信泰富」）。

Executive Directors

Larry Yung Chi Kin (Chairman), aged 63, a Director since 1990, is the Vice Chairman and Managing Director of CITIC Hong Kong (Holdings) Limited ('CITIC HK') and an Executive Director of CITIC Group ('CITIC Beijing'). He worked for 14 years with the Ministry of Electric Power in the People's Republic of China ('PRC') before coming to Hong Kong in 1978, and had extensive management experience before establishing CITIC HK in 1987.

Henry Fan Hung Ling (Managing Director), aged 56, a Director since 1990, is a Deputy Chairman of Cathay Pacific Airways Limited ('Cathay'), a director of Hong Kong Dragon Airlines Limited ('Dragonair') and a Deputy Managing Director of CITIC HK. He is a non-executive director of Hong Kong Exchanges and Clearing Limited. Before joining CITIC HK in 1987, Mr Fan held senior management positions with a number of corporations and also practised law as a barrister.

Vernon Francis Moore (Deputy Managing Director), aged 58, a Director and the Group Chief Financial Officer since 1990, is a director of Cathay, CLP Holdings Limited ('CLP Holdings') and Hong Kong Air Cargo Terminals Limited, the Chairman of New Hong Kong Tunnel Company Limited ('NHKTC') and the Western Harbour Tunnel Company Limited ('WHT') and the Deputy Chairman of CITIC Capital Markets Holdings Limited. Mr Moore joined CITIC HK in 1987 as Executive Director after holding senior management positions with a number of financial institutions.

Peter Lee Chung Hing (Deputy Managing Director), aged 51, is the Chairman of Jiangyin Steel Mills and Hubei Xin Yegang Co., Ltd., the Vice Chairman of CITIC Guoan Co., Ltd. ('CITIC Guoan') and Air China Cargo and a director of Dragonair and other Group companies concerned with communications and trading businesses. Before joining CITIC HK in 1988, Mr Lee was with major banking and shipping groups in Hong Kong. He joined CITIC Pacific Limited ('CITIC Pacific') in 1990.

阮紀堂（副董事總經理），現年五十六歲，自二零零一年起成為董事，為中信泰富信息科技有限公司（「中信泰富信息科技」）之主席，亦為中信泰富於澳門電訊有限公司董事會之代表。阮先生曾任電訊盈科有限公司之副行政總裁，在電訊業具豐富經驗。彼為多個政府諮詢委員會的成員，亦為太平紳士。

Norman Yuen Kee Tong (Deputy Managing Director), aged 56, a Director since 2001, is the Chairman of CITIC Pacific Communications Limited ('CPC') and the representative of CITIC Pacific on the Board of Companhia de Telecomunicacoes de Macau S.A.R.L.. Mr Yuen was previously the deputy chief executive officer of Pacific Century CyberWorks Limited and had extensive experience in the telecommunications business. He serves on several public bodies and advisory committees and is a Justice of the Peace.

姚進榮（執行董事），現年六十五歲，自二零零零年起成為董事，為中信泰富（中國）投資有限公司董事總經理。彼於一九八五年初加入中信北京，曾任職榮毅仁先生（前中信北京董事長）秘書兼辦公廳主任。一九九五年至二零零零年，姚先生任中信北京之副總經理及常務董事，現為中信北京之董事。

Yao Jinrong (Executive Director), aged 65, a Director since 2000, is the Managing Director of CITIC Pacific China Holdings Limited. He joined CITIC Beijing in early 1985 and once served concurrently as executive secretary to CITIC Beijing's former Chairman Mr Rong Yiren and director of CITIC Beijing's general office. From 1995 to 2000, Mr Yao was one of CITIC Beijing's Vice Presidents and Executive Directors. He is now a director of CITIC Beijing.

常振明（執行董事），現年四十八歲，自二零零零年起成為董事，於財務、銀行和證券業均具有豐富經驗。常先生為中國建設銀行股份有限公司之副董事長及行長。彼曾為中信北京之常務董事。

Chang Zhenming (Executive Director), aged 48, a Director since 2000, has extensive experience in finance, banking and securities business. Mr Chang is the Vice Chairman and President of China Construction Bank Corporation. Formerly, he was an Executive Director of CITIC Beijing.

李士林（執行董事），現年五十五歲，自二零零零年起成為董事，為中信北京之常務董事兼副總經理，彼亦為中信國安集團公司、信德電信國際合作有限責任公司、中信國安信息產業股份有限公司及中信海洋直升機股份有限公司之董事長。

Li Shilin (Executive Director), aged 55, a Director since 2000, is an Executive Director and a Vice President of CITIC Beijing. He is also the Chairman of CITIC Guoan Group, Xin De Telecom International Ventures Co., Ltd., CITIC Guoan Information Industry Co., Ltd. and CITIC Offshore Helicopter Co., Ltd.

榮明杰（執行董事），現年三十六歲，為國泰及本集團其他有關中國基建及工業項目之公司董事。榮先生於一九九三年加入中信泰富。彼為榮智健先生之兒子。

Carl Yung Ming Jie (Executive Director), aged 36, is a director of Cathay and other Group companies concerned with infrastructure and industrial projects in the PRC. He joined CITIC Pacific in 1993. He is the son of Mr Larry Yung Chi Kin.

劉基輔（執行董事），現年六十一歲，自二零零一年起成為董事，為中信香港及中信國際金融控股有限公司之董事。於二零零零年加入中信香港前，劉先生曾在中國社會科學院財貿經濟研究所工作五年，在此之前，彼曾任中國光大集團總公司常務董事、中國光大旅游總公司及中國平和進出口有限公司之董事長。

Liu Jifu (Executive Director), aged 61, a Director since 2001, is a director of CITIC HK and CITIC International Financial Holdings Limited. Before joining CITIC HK in 2000, Mr Liu worked with the Financial and Economics Research Institute in the China Academy of Social Sciences for 5 years. Formerly, he was an Executive Director of China Everbright Group Limited, the Chairman of China Everbright Travel Inc and China PINGHE Import & Export Co., Ltd.

非執行董事

張偉立，現年六十一歲，自一九八七年起成為董事，為張偉立律師行之獨資經營者，執業超過三十五年，包括曾為孖士打律師行合夥人。†‡

何厚浠，現年五十四歲，自一九九二年起成為董事，為大昌行集團有限公司、新世界發展有限公司及景福集團有限公司之董事，並為恒威投資有限公司（「恒威」）及德雄（集團）有限公司（「德雄」）之執行董事。彼為何厚鏘先生之兄長。*

韓武敦，現年六十三歲，自一九九四年起成為董事，曾為羅兵咸永道會計師事務所合夥人，執業達十六年。彼現為香港多間公司包括中遠太平洋有限公司、香格里拉（亞洲）有限公司、思捷環球控股有限公司及八達通卡有限公司之董事。*†‡

陸鍾漢，現年六十七歲，自一九九四年起成為董事，為偉倫紡織有限公司董事總經理、富聯美國運通旅遊有限公司主席，以及中電控股之董事。*†

何厚鏘，現年四十九歲，自一九九四年起成為董事，為恒威及德雄之執行董事，亦為香港小輪（集團）有限公司、利興發展有限公司及多間上市公司之董事。彼為何厚浠先生之弟。*‡

Non-Executive Directors

Willie Chang, aged 61, a Director since 1987, is the sole proprietor of Willie Chang & Co., Solicitors, with over 35 years' experience in legal practice, including as a partner of Johnson, Stokes and Master.†‡

Hamilton Ho Hau Hay, aged 54, a Director since 1992, is a director of Dah Chong Hong Holdings Limited, New World Development Company Limited and King Fook Holdings Limited, an Executive Director of Honorway Investments Limited ('Honorway') and Tak Hung (Holding) Company Limited ('Tak Hung'). He is the brother of Mr Norman Ho Hau Chong.*

Alexander Reid Hamilton, aged 63, a Director since 1994, was a partner of PricewaterhouseCoopers where he practised for 16 years. He is a director of a number of Hong Kong companies including COSCO Pacific Limited, Shangri-La Asia Limited, Esprit Holdings Limited and Octopus Cards Limited.*†‡

Hansen Loh Chung Hon, aged 67, a Director since 1994, is the Managing Director of Wyler Textiles, Limited, Chairman of Farrington American Express Travel Services Limited and a director of CLP Holdings.*†

Norman Ho Hau Chong, aged 49, a Director since 1994, is an Executive Director of Honorway and Tak Hung, and a director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, and a number of other quoted companies. He is the brother of Mr Hamilton Ho Hau Hay.*‡

德馬雷，現年四十八歲，自一九九七年起成為董事，為加拿大鮑爾公司之主席兼聯席行政總裁。彼為香港特別行政區政府行政長官特設國際顧問委員會成員及中信國際顧問委員會成員。

彼得•克萊特（德馬雷先生之替任董事），現年四十九歲，自二零零三年起成為替任董事，為加拿大鮑爾公司之副主席、Power Pacific Corporation Limited之主席及加中貿易理事會之主席。

* *獨立非執行董事*
† *審核委員會成員*
‡ *薪酬委員會成員*

高級經理

畢玉璞（電力部之總經理），現年六十三歲，為中信香港之副董事總經理及中信泰富北京代表處之首席代表。於一九八七年加入中信香港集團前，畢先生曾在中國電力部工作二十年，曾出任華北電力試驗研究所高級工程師及副所長。彼於一九九三年加入中信泰富。

周志賢（集團財務管理部之董事），現年四十九歲，於一九九零年加入中信泰富，為香港興業有限公司（「香港興業」）及本集團若干工業項目公司之董事。彼於一九八七年加入中信香港前，曾從事執業會計事務及於香港一間具規模之上市公司負責財務管理。

張立憲（集團財務部之董事），現年五十歲，為中信國安、香港隧道及高速公路管理有限公司（「紅隧管理公司」）及西隧之董事。於一九九四年加入中信泰富前，彼曾為畢馬威會計師事務所之合夥人，專職於金融服務業方面，亦曾為該會計師行於美國之中國業務總經理。

André Desmarais, aged 48, a Director since 1997, is the President and Co-Chief Executive Officer of Power Corporation of Canada. He is a member of the Chief Executive's Council of International Advisers of The Government of the Hong Kong Special Administrative Region and member of the CITIC International Advisory Council.

Peter Kruyt (Alternate Director to Mr André Desmarais), aged 49, an alternate director since 2003, is Vice President of Power Corporation of Canada, Chairman of Power Pacific Corporation Limited and Chairman of the Canada-China Business Council.

* *Independent Non-Executive Director*
† *Member of the Audit Committee*
‡ *Member of the Remuneration Committee*

Senior Managers

Bi Yupu (General Manager, Power Project Department), aged 63, is a Deputy Managing Director of CITIC HK and the chief representative of CITIC Pacific's Beijing Office. Before joining the CITIC HK Group in 1987, he worked for 20 years with the Ministry of Electric Power in the PRC as a senior engineer and deputy director of North China Electric Power Research Institute. He joined CITIC Pacific in 1993.

Chau Chi Yin (Director, Group Financial Control), aged 49, joined CITIC Pacific in 1990, is a director of Hong Kong Resort Company Limited ('HK Resort') and certain Group companies in the industrial sector projects. He joined CITIC HK in 1987 after experience in public accounting and in financial management with a major Hong Kong listed company.

Leslie Chang Li Hsien (Director, Group Finance), aged 50, is a director of CITIC Guoan, Hong Kong Tunnels and Highways Management Company Limited ('HKTHMC') and WHT. Before joining CITIC Pacific in 1994, he was a partner at KPMG specializing in the financial services industry and the Director of the firm's Chinese Practice in the United States.

榮明方(科技發展部之董事)，現年三十三歲，為中信泰富信息科技之副主席及東隧之董事。彼於一九九五年加入中信泰富，並負責科技項目之發展。彼為榮智健先生之女兒。

Frances Yung Ming Fong (Director, Technology Development), aged 33, is the Deputy Chairman of CPC and a director of NHKTC. She joined CITIC Pacific in 1995 and is responsible for the development of technology-based projects. She is the daughter of Mr Larry Yung Chi Kin.

羅銘韜(業務發展部之董事)，現年四十一歲，為港龍、東隧、西隧、紅隧管理公司、中信國安、中國國際貨運航空有限公司及本集團其他於基建、環境保護及工業方面之公司董事。於一九九二年加入中信泰富前，彼任職於銀行界。

Milton Law Ming To (Director, Business Development), aged 41, is a director of Dragonair, NHKTC, WHT, HKTHMC, CITIC Guoan, Air China Cargo and other Group companies in the infrastructure, environment and industrial sector. Before joining CITIC Pacific in 1992, he worked in the banking industry.

陳翠嫦(公司秘書處之董事)，現年四十二歲，彼於一九八八年加入中信香港及於一九九零年加入中信泰富，之前任職公司秘書業。

Stella Chan Chui Sheung (Director, Company Secretariat), aged 42. Before joining CITIC HK in 1988 and CITIC Pacific in 1990, she worked in the company secretarial field.

羅啟勝(集團人力資源及行政部之董事)，現年四十九歲，於二零零五年一月加入中信泰富。彼於多個行業擁有多年人力資源管理經驗，其中包括電子製造業、跨國企業集團及綜合多媒體服務業等，並於一九九七年至二零零零年曾任職大昌行之集團人力資源及傳訊部總經理。

Paul Lo Kai Sing (Director, Group Human Resources and Administration), aged 49, joined CITIC Pacific in January 2005. He has many years experience in human resources management in a variety of industries, including electronics manufacturing, multinational trading conglomerates and integrated multi-media services, and once served as the General Manager, Group Human Resources and Communications of Dah Chong Hong from 1997 to 2000.

許應斌(大昌行之集團行政總裁)，現年五十八歲，亦兼任汽車部之行政總裁，主管大昌行集團於香港、中國、新加坡、日本及加拿大之整體業務。彼於一九六六年加入大昌行，於行政管理、汽車銷售及中國貿易方面具有多年經驗。

Hui Ying Bun (Group Chief Executive, Dah Chong Hong), aged 58, is also the Chief Executive - Motor, responsible for the overall management of the Dah Chong Hong Group's businesses in Hong Kong, the PRC, Singapore, Japan, and Canada. He joined Dah Chong Hong in 1966, obtaining extensive experience in executive management, motor distribution, and China Trade.

朱漢輝(大昌行貿易集團之行政總裁)，現年五十九歲，主管大昌行貿易集團於香港、中國、新加坡、日本及加拿大之業務，同時管理慎昌有限公司(「慎昌」)之業務。彼於一九六四年加入大昌行，於管理環球貿易、分銷及中國貿易方面具有豐富經驗。

Chu Hon Fai (Chief Executive - Trading, Dah Chong Hong), aged 59, is responsible for the management of Dah Chong Hong Trading Group's business in Hong Kong, the PRC, Singapore, Japan and Canada. He also manages the business of Sims Trading Company Limited ('Sims Trading'). He joined Dah Chong Hong in 1964 and obtained extensive experience in management of global trading, distribution and China trade.

石萃鳴（中信電訊1616有限公司（「電訊1616」）之主席），現年六十五歲，於二零零四年二月加入中信泰富。彼於中國電訊業的改革及發展具有豐富經驗，在加入本集團前曾在中國最大電訊企業歷任高層要職。

Shi Cui Ming (Chairman, CITIC Telecom 1616 Limited ('Telecom 1616')), aged 65, joined CITIC Pacific in February 2004. He has extensive experience in the reform and development of the telecommunications industry in China, and held various senior management positions in a leading telecommunications corporation in China prior to joining the Group.

陳廣才（電訊1616之董事總經理），現年四十一歲，於二零零零年中信泰富收購電訊1616有限公司時加入中信泰富，彼於電訊業具有豐富經驗。

Peter Chan Kwong Choi (Managing Director, Telecom 1616), aged 41, joined CITIC Pacific in 2000, when CITIC Pacific bought Telecom 1616 Limited where he gained extensive experience in the telecommunications industry.

史密夫（慎昌之行政總裁），現年五十二歲，於二零零一年中信泰富收購慎昌時加入中信泰富，彼於消費產品之市場推廣及批發業務方面具有多年經驗。

Glenn Robert Sturrock Smith (Chief Executive, Sims Trading), aged 52, joined CITIC Pacific in 2001 when CITIC Pacific bought Sims Trading where he had many years of experience in the marketing and distribution of consumer products.

黃遐亨（地產部項目發展之總經理），現年四十六歲，為香港興業之執行董事及東隧之董事，亦為本集團其他有關物業及環保項目之公司董事。彼於一九九六年加入中信泰富前，曾任職於英國及香港一間國際顧問公司。

Aaron Wong Ha Hang (General Manager – Projects, Property Department), aged 46, is an Executive Director of HK Resort, a director of NHKTC and other Group companies concerned with property and environmental projects. Before joining CITIC Pacific in 1996, he worked for an international consulting firm in the United Kingdom and in Hong Kong.

關潔瑩（地產部營業及市務之總經理），現年四十二歲，於一九九六年加入中信泰富前，於物業銷售、市場拓展及租賃方面，均具有豐富經驗。

Cindy Kwan Kit Ying (General Manager – Sales & Marketing, Property Department), aged 42, joined CITIC Pacific in 1996 after broad experience in property sales, marketing, and leasing.

何偉中（CPCNet Hong Kong Limited之行政總裁），現年四十六歲，為中信泰富信息科技之執行副主席。彼於二零零一年加入中信泰富前，已於電訊業具有十九年經驗。

Stephen Ho Wai Chung (Chief Executive Officer, CPCNet Hong Kong Limited), aged 46, is the Executive Vice-President, Operations of CPC. He joined CITIC Pacific in 2001 after 19 years of experience in the telecommunications industry.

葉小慧（東隧之執行董事及總經理），現年四十一歲，於一九九九年一月加入東隧任職副總經理，於二零零四年一月被委任為執行董事及總經理。彼於公共行政方面具有豐富經驗。

Miranda Yip Siu Wai (Executive Director and the General Manager, NHKTC), aged 41, joined NHKTC in January 1999 as Deputy General Manager and was appointed as Executive Director and General Manager in January 2004. She has extensive experience in public administration.

董事會欣然將截至二零零四年十二月三十一日止年度之年報送呈各股東省覽。

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2004.

主要業務

本公司之主要業務為持有其附屬公司，而其附屬公司與聯營公司之主要業務連同主要營運範圍載於第7至31頁之業務回顧內。

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 7 to 31.

股息

董事會已宣派截至二零零四年十二月三十一日止年度之中期股息為每股港幣0.30元，該等股息已於二零零四年九月二十二日派發。董事會建議於二零零五年五月十七日向於二零零五年五月十二日營業時間結束時名列股東名冊上之股東派發截至二零零四年十二月三十一日止年度之末期股息每股港幣0.80元，惟須獲股東於即將舉行之股東週年大會上批准方可作實。

Dividends

The Directors declared an interim dividend of HK$0.30 per share in respect of the year ended 31 December 2004 which was paid on 22 September 2004. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.80 per share in respect of the year ended 31 December 2004 payable on 17 May 2005 to shareholders on the Register of Members at the close of business on 12 May 2005.

儲備

本年度撥入及撥自儲備之金額與詳情載於賬目附註22。

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 22 to the accounts.

捐款

本集團年內之捐款為港幣一千八百萬元。

Donations

Donations made by the Group during the year amounted to HK$18 million.

固定資產

固定資產之變動情況載於賬目附註12。

Fixed Assets

Movements of fixed assets are set out in Note 12 to the accounts.

主要客戶及供應商

本集團之供應商及客戶之應佔購買及銷售百分比率如下：

Major Customers and Suppliers

The percentage of purchases and sales with the Group's suppliers and customers are as follows:

購買	Purchases	**2004**	2003
最大供應商	The largest supplier	**10**	13
五大供應商合計	Five largest suppliers combined	**20**	21

本集團五大客戶之應佔銷售百分比率合共少於30%。

The aggregate percentage of sales to the Group's five largest customers is less than 30%.

本公司董事、其聯繫人士或股東（就董事所知擁有本公司股本超過5%者）於年內任何時間概無擁有上述供應商或客戶任何權益。

No directors, their associates or shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) were interested at any time in the year in the above suppliers or customers.

附屬公司

Subsidiary Companies

主要附屬公司之名稱、主要營運地點、註冊成立地點及已發行股本之詳情載於賬目附註30。

The names of the principal subsidiary companies, their principal places of operation, their countries of incorporation and particulars of their issued share capital are set out in Note 30 to the accounts.

發行債務證券

Issue of Debt Securities

於一九九六年二月十五日，本公司根據一九九六年二月十五日之票據購買協議，向金融機構發行及出售本金共值一億美元之7.37%之票據（「票據」）。該等票據於二零零六年到期，全部票據於本年底時仍未被註銷或贖回。

On 15 February 1996, the Company issued and sold US$100 million aggregate principal amount of its 7.37% Senior Notes due 2006 ('Senior Notes') to financial institutions pursuant to note purchase agreements dated 15 February 1996. All of the Senior Notes remained outstanding at the end of the year.

於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協議，向投資者發行及出售共值四億五千萬美元之7.625%之保證票據（「保證票據」），以便為本公司之債項進行再融資及籌集一般營運資金。該等保證票據於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

除上述者外，本公司或其附屬公司概無發行任何債務證券。

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

借貸

Borrowings

本集團之借貸詳情載於賬目附註23。

Particulars of borrowings of the Group are set out in Note 23 to the accounts.

董事

Directors

於截至二零零四年十二月三十一日止財政年度內，本公司之在任董事之姓名及個人詳細資料載於第64至67頁。

The directors of the Company whose names and biographical details appear on pages 64 to 67 were the directors in office during the financial year ended 31 December 2004.

由二零零五年四月一日起，張立憲先生獲委任為本公司之執行董事。因此，根據本公司新組織章程細則第95條，彼之任期至即將舉行之股東週年大會，並符合資格膺選連任。除此之外，根據本公司新組織章程細則第104(A)條，莫偉龍先生、姚進榮先生、常振明先生、何厚鏘先生及德馬雷先生於即將舉行之股東週年大會上輪值退任，惟各人均合符資格連任，並已表示願意膺選連任。

本公司確認已收到每位獨立非執行董事根據香港聯合交易所有限公司證券上市規則(「上市規則」)新制訂的獨立性指引，就其個人獨立性作出的年度確認函；而本公司仍認為彼等董事屬獨立人士。

管理合約

本公司與中信(香港集團)有限公司(「中信香港」)於一九九一年四月十一日訂立管理協議；協議之效力可追溯至一九九零年三月一日。根據該協議，中信香港同意向本公司及其附屬公司提供管理服務，而管理費將根據成本基準按季下期付予中信香港。該管理協議可由任何一方給予兩個月之通知予以終止。由於榮智健先生、范鴻齡先生、莫偉龍先生及劉基輔先生均為中信香港之董事，彼等於該管理協議中擁有間接權益。該管理協議之副本將於二零零五年五月十二日舉行之股東週年大會上可供查閱。

董事於重大合約之權益

本公司任何董事現時或於年內任何時間，並無在本公司或其任何附屬公司所訂立之任何合約(對本公司業務而言屬於重大合約，並且在年終或年內任何時間仍然有效)中，直接或間接擁有任何重大權益。

Mr Leslie Chang Li Hsien has been appointed as an executive director of the Company with effect from 1 April 2005. Thus, in accordance with Article 95 of the New Articles of Association of the Company, he shall hold office only until the forthcoming Annual General Meeting and is then eligible for re-election. In addition, pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Vernon Francis Moore, Yao Jinrong, Chang Zhenming, Norman Ho Hau Chong and André Desmarais shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to the new independence guidelines under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ('Listing Rules') and that the Company still considers such directors to be independent.

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 12 May 2005.

Directors' Interests in Contracts of Significance

None of the directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

關連交易

根據上市規則須予披露之關連交易如下：

1. 根據(i)本公司之全資附屬公司永勝投資控股有限公司(「永勝投資」)與中國中信集團公司(「中信北京」，本公司之主要股東)於二零零三年十月十三日訂立之協議，以及(ii)永勝投資與中信北京於二零零三年十月十三日訂立之協議，永勝投資向中信北京購入(a)新力能源開發有限公司(前稱新力能源開發公司)(「新力能源」)之65%註冊資本連同新力能源負欠中信北京為數人民幣四千六百八十九萬元之股東貸款及累計未付利息之權益(但不包括新力能源所持有之陝西新力發電有限責任公司(「陝西新力」)之51%註冊資本)，以及(b)內蒙古豐泰發電有限公司之20%註冊資本。新力能源實益擁有江蘇利港電力有限公司(「利港」)13.44%之權益和深圳市協誠電氣工業有限公司85%之權益。代價為人民幣三億六千零九十六萬元。此外，就一項由獨立第三者向陝西新力提供人民幣三億一千五百四十九萬元之銀行信貸(中信北京已就該項信貸向有關銀行提供擔保，而新力能源亦已在一九九七年十二月二十九日作出反擔保)，中信北京已與永勝投資就中信北京因向銀行提供擔保而引致之任何賠償達成協議，中信北京與永勝投資將平均攤分有關賠償之責任，永勝投資將向中信北京相應地作出賠償保證，以人民幣五千萬元為上限。

2. 根據於二零零四年四月九日由遵義市城市管理局代表遵義市人民政府及Compagnie Generale des Eaux(「CGDE」)代表合營公司(定義見下文)訂立之特許權協議(「特許權協議」)，其中一家合營公司獲授予許可權購入位於中華人民共和國的兩所現有水處理設施，即南郊水廠及北郊水廠(「各水廠」)，代價為人民幣一億五千二百萬元，並會運行及維護各水廠。特許權協議須待(其中包括)合營公司獲發營業執照之後方可作實。

Connected Transactions

Connected transactions disclosed in accordance with the Listing Rules are as follows:

1. Pursuant to (i) the agreement dated 13 October 2003 made between Everwin Holdings Ltd. ('Everwin'), a wholly owned subsidiary of the Company, and CITIC Group ('CITIC Beijing'), being a substantial shareholder of the Company, and (ii) the agreement dated 13 October 2003 made between Everwin and CITIC Beijing, Everwin acquired from CITIC Beijing (a) 65% of the registered capital of Sunburst Energy Development Co., Ltd. (formerly Sunburst Energy Development Inc.) ('Sunburst'), together with the benefit of a shareholder's loan of RMB46,890,000 due by Sunburst to CITIC Beijing and interest outstanding thereunder (but excluding 51% of the registered capital of Shaanxi Xin Li Power Generation Company Limited ('Shaanxi Xin Li') held by Sunburst) and (b) 20% of the registered capital of Inner Mongolia Fengtai Electric Power Generation Company Limited. Sunburst in turn beneficially owns 13.44% of Jiangsu Ligang Electric Power Company Limited ('Ligang') and 85% of Shenzhen Xiecheng Electric Industry Company Limited. The consideration was RMB360,960,000. In addition, in relation to a banking facility of RMB315,490,000 (extended by an independent third party) to Shaanxi Xin Li under which CITIC Beijing has provided a guarantee to the bank and Sunburst has provided the counter indemnity dated 29 December 1997, it was agreed that in relation to any claim against CITIC Beijing under its guarantee to the bank, CITIC Beijing and Everwin will share such claim equally and Everwin will indemnify CITIC Beijing accordingly, up to a maximum amount of RMB50 million.

2. Pursuant to a concession agreement dated 9 April 2004 ('Concession Agreement') entered into between Zunyi Municipal Administration Bureau on behalf of the Zunyi Municipal People's Government and Compagnie Generale des Eaux ('CGDE') on behalf of the JV Companies (as defined below), one of the JV Companies was granted the right to acquire two existing water treatment facilities, the Nanjiao Facility and the Beijiao Facility in the People's Republic of China ('the Facilities') at RMB152 million and to operate and maintain the Facilities. The Concession Agreement is conditional upon, among other things, the business licences of JV Companies having been issued.

於二零零四年六月九日，本集團與CGDE簽訂兩項協議，成立遵義通用水務水處理有限公司(「資產公司」)及遵義通用水務水處理運行有限公司(「運行公司」，與資產公司合稱「合營公司」)。本集團及CGDE將會分別擁有資產公司的75%及25%的權益，以及運行公司的25%及75%的權益。

於二零零四年六月十八日，本集團與CGDE代表合營公司再簽訂一項委託協議(「委託協議」)，待合營公司成立後，資產公司將其運行及維護各水廠之權利交託運行公司，年期長達三十五年。根據委託協議，資產公司將會向運行公司按月支付委託費，包括(i)按計劃購買的已處理水基本用量支付的基本委託費及(ii)按照運行公司每日實際供應超出基本用量的已處理水支付的額外委託費。根據委託協議，預計本公司每個財政年度須就委託安排而支付的最高總值限額不超過人民幣五千一百萬元。

待合營公司成立後，合營公司將與(其中包括)CGDE簽訂一項特許權約務更替轉讓協議(「特許權更替協議」)及一項委託約務更替轉讓協議(「委託更替協議」)，讓合營公司正式承擔根據特許權協議及委託協議下的義務及責任。待合營公司成立後，CGDE將成為資產公司的主要股東，並將會成為本公司的關連人士。簽訂特許權更替協議及委託更替協議將構成本公司的關連交易。根據委託協議下之委託安排將構成本公司旳持續關連交易。

直至二零零四年十二月三十一日止，合營公司仍未成立。因此，特許權更替協議及委託更替協議尚未簽訂，以及根據委託協議下之委託安排仍未展開。

On 9 June 2004, the Group entered into two agreements with CGDE to form CGE (Zunyi) Water Treatment Co., Ltd. ('Asset Company') and CGE (Zunyi) Water Treatment Operation Co., Ltd. ('Operation Company', together with Asset Company, the 'JV Companies'). The Group and CGDE will be respectively interested in 75% and 25% of Asset Company, and 25% and 75% of Operation Company.

On 18 June 2004, the Group and CGDE further entered into a delegation agreement ('the Delegation Agreement') on behalf of the JV Companies so that upon their formation, Asset Company shall delegate the right to operate and maintain the Facilities to Operation Company for up to 35 years. Under the Delegation Agreement, Asset Company shall pay to Operation Company a monthly delegation fee consisting of (i) the basic delegation fee for the basic volume of treated water planned to be purchased and (ii) the additional delegation fee for the actual daily volume of treated water supplied by Operation Company in excess of the basic volume. It is expected that the maximum aggregate annual value for the arrangement under the Delegation Agreement for each financial year of the Company will not exceed RMB51 million.

Upon formation of the JV Companies, the JV Companies will enter into a concession novation agreement ('Concession Novation Agreement') and a delegation novation agreement ('Delegation Novation Agreement') with, inter alia, CGDE to formally take up their rights and obligations under the Concession Agreement and the Delegation Agreement. Upon establishment of the JV Companies, CGDE will be a substantial shareholder of Asset Company and will become a connected person of the Company. The entering into of the Concession Novation Agreement and the Delegation Novation Agreement will constitute connected transactions of the Company. The arrangement under the Delegation Agreement will constitute continuing connected transactions of the Company.

As at 31 December 2004, the JV Companies have not yet been formed. Accordingly, the Concession Novation Agreement and the Delegation Novation Agreement have not been entered into and the delegation arrangements under the Delegation Agreement have not commenced.

3. 於二零零四年六月二十四日，樂暉有限公司（「樂暉」）（本公司之全資附屬公司）、江陰鋼廠及天水投資有限公司（「天水」）就成立新合營公司（「新合營公司」）而訂立合營合同及公司章程，以生產及銷售黑色金屬材料。新合營公司投資總額和註冊資本分別為二千九百八十萬美元及一千一百九十二萬美元。新合營公司於成立後，將由樂暉約佔80%、江陰鋼廠佔11.7%及天水約佔8.3%。

江陰鋼廠為本公司旗下多家附屬公司之主要股東，該等附屬公司之其中一位董事擁有天水42.8%權益，故江陰鋼廠及天水均為本公司的關連人士。

4. 根據本公司之全資附屬公司Tallian Corp.（「Tallian」）與本公司之主要股東中信北京於二零零四年十月十五日訂立之協議，Tallian向中信北京購入A-A動力投資有限公司（「A-A動力」）之全部已發行股本及A-A動力結欠中信北京為數約港幣九千九百四十七萬七千二百九十元之股東貸款，總代價人民幣一億四千八百萬元。A-A動力持有淮北國安電力有限公司（「淮北國安電力」）12.5%股本權益。淮北國安電力之業務為建設、擁有及經營淮北第二發電廠以及於中國發電與銷售電力。

5. 根據本公司之全資附屬公司新宏電力投資有限公司（「新宏」）與利港之其他股東於二零零五年二月二十八日訂立的原則性協議，合營公司的合營期限將作出修訂，合營合同及章程內一切規定新宏及合營公司須於第一期電廠展開商業運行之後十五年之期屆滿時，及於第二期電廠展開商業運行之後二十年之期屆滿時，將其所享的一切權利及利益以無償方式轉讓予利港之其他股東的條文將告失效，而合營合同及章程的條款將修改為長期合資模式，代價為新宏向利港之其他股東支付合共人民幣五億元之補償（「補償」）。新宏將以現金支付補償予利港之其他股東，與其各自於利港所佔的權益比例相若。

3. On 24 June 2004, Noble Full Company Limited ('Noble Full') (a wholly owned subsidiary of the Company), Jiangyin Steel Mill and Bright Trinity Enterprises Ltd. ('Bright Trinity') entered into a joint venture contract and an articles of association for the establishment of a joint venture company ('the New JV') for the production and sale of ferrous metal materials. The total investment and the registered capital of the New JV amount to US$29.8 million and US$11.92 million respectively. Upon its establishment, the New JV would be owned as to approximately 80% by Noble Full, 11.7% by Jiangyin Steel Mill and approximately 8.3% by Bright Trinity.

As Jiangyin Steel Mill is a substantial shareholder of various subsidiaries of the Company and a director of the said subsidiaries holds 42.8% interest in Bright Trinity, Jiangyin Steel Mill and Bright Trinity are connected persons of the Company.

4. Pursuant to an agreement dated 15 October 2004 made between Tallian Corp. ('Tallian'), a wholly owned subsidiary of the Company, and CITIC Beijing, a substantial shareholder of the Company, Tallian acquired from CITIC Beijing the entire issued share capital in A-A Dynamic Investments Limited ('A-A Dynamic'), which holds a 12.5% equity interest in Huai Bei Guoan Power Company Ltd. ('Huai Bei Guoan Power'), and a shareholder's loan of approximately HK$99,477,290 owed by A-A Dynamic to CITIC Beijing, at an aggregate consideration of RMB148 million. Huai Bei Guoan Power is engaged in the business of building, possession and operation of Huai Bei No. 2 Power Plant, generation and sale of electricity in the People's Republic of China.

5. Pursuant to an agreement-in-principle dated 28 February 2005 made between Sunspark Power Investment Company Limited ('Sunspark'), a wholly owned subsidiary of the Company, and the other shareholders of Ligang, in consideration of Sunspark paying an aggregate compensation of RMB500 million ('Compensation') to the other shareholders of Ligang, the terms of the joint venture shall be amended so that all those provisions of the joint venture contract and articles that stipulate the transfer of the rights and benefits in Phase I, upon expiry of a 15-year period after commencement of its commercial operation, and Phase II, upon expiry of a 20-year period after commencement of its commercial operation, from Sunspark and the joint venture to the other shareholders of Ligang at nil consideration shall cease to have effect and the terms of the joint venture contract and articles shall be changed to a long term joint venture. The Compensation will be paid in cash to the other shareholders of Ligang approximately in proportion to their respective equity interests in Ligang.

無錫市地方電力公司(「無錫電力」)實益擁有利港8.74%的權益，其控股公司為本公司旗下若干附屬公司之主要股東，而國投電力公司(「國投電力」)實益擁有利港12.77%的權益，亦為本公司旗下一間附屬公司之主要股東，故無錫電力與國投電力均屬本公司之關連人士。

6. 於二零零五年三月十一日，佳富投資有限公司(本公司之全資附屬公司)與中信信托投資有限責任公司(「中信信托」)就向中信信托收購沃爾瑪華東百貨有限公司35%股本權益而訂立收購協議。收購之代價為3,580,000美元，乃參考中信信托向沃爾瑪華東百貨有限公司注入註冊資本加上資金成本後釐定。由於中信信托屬中信北京(本公司主要股東)全資附屬公司，故中信信托屬本公司之關連人士。

購股權計劃

本公司於二零零零年五月三十一日採納中信泰富股份獎勵計劃二零零零(「該計劃」)。該計劃之主要條款如下：

1. 該計劃旨在透過(i)給予參與者額外獎賞，以鼓勵彼等繼續加倍努力為本公司締造佳績，及(ii)吸引及挽留菁英人才參與本公司之持續業務營運，從而促進本公司及其股東之利益。

2. 該計劃參與者為獲董事會邀請之本公司或其附屬公司之任何董事、行政人員或僱員。

3. 根據該計劃可授出購股權之股份數目上限，不得超出(i)本公司不時之已發行股本或(ii)本公司於採納該計劃當日之已發行股本(以較低者為準)之10%。於二零零五年三月十五日，根據該計劃可予發行之股份上限為194,881,016股，佔已發行股本約8.89%。

Wuxi Local Electric Power Company ('Wuxi Power'), beneficially holding 8.74% of Ligang, and its holding company are substantial shareholders of certain subsidiaries of the Company and SDIC Electric Power Co. ('SDIC'), beneficially holding 12.77% of Ligang, is also a substantial shareholder of a subsidiary of the Company. Thus, both Wuxi Power and SDIC are connected persons of the Company.

6. On 11 March 2005, Sky Rich Investments Ltd. (a wholly owned subsidiary of the Company) entered into an acquisition agreement with CITIC Trust & Investment Co., Ltd. ('CITIC Trust') to acquire from CITIC Trust a 35% equity interest in Wal-Mart East China Stores Co., Ltd. The consideration for the acquisition was US$3,580,000 and was determined with reference to the registered capital contribution from CITIC Trust to Wal-Mart East China Stores Co., Ltd. plus the cost of fund. As CITIC Trust is wholly owned by CITIC Beijing being a substantial shareholder of the Company, CITIC Trust is a connected person of the Company.

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000. The major terms of the Plan are as follows:

1. The purpose of the Plan is to promote the interests of the Company and its shareholders by (i) providing the participants with additional incentives to continue and increase their efforts in achieving success in the business of the Company, and (ii) attracting and retaining the best available personnel to participate in the on-going business operation of the Company.

2. The participants of the Plan are any director, executive or employee of the Company or its subsidiaries as invited by the Board.

3. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower. As at 15 March 2005, the maximum number of shares available for issue under the Plan is 194,881,016, representing approximately 8.89% of the issued share capital.

4. 倘參與者在全面行使獲授予之購股權時，將導致其權益上限超逾該計劃所涉及之股份總數上限之25%，則參與者將不獲授予購股權。

5. 根據該計劃所授出之任何購股權，其行使期不得超逾十年，由授出日期起計。

6. 承授人如欲接納授予購股權，必須由授出日期起計二十八日內支付港幣1.00元（概不退還）辦理接納手續。

7. 行使價由董事會釐定，最少為以下各項之較高者：(i)本公司股份在授出購股權日期於香港聯合交易所有限公司（「聯交所」）日報表上所列之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價；及(iii)本公司股份之面值。

8. 該計劃將持續生效至二零一零年五月三十日止。

自採納該計劃後，本公司分別於二零零二年五月二十八日及二零零四年十一月一日授出兩批購股權。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部份行使。而於截至二零零四年十二月三十一日止年度，所有授出之購股權概無被註銷或作廢。本公司股份在緊接二零零四年十一月一日授出購股權日期前之收市價為港幣19.90元。

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25 per cent of the maximum aggregate number of shares subject to the Plan.

5. The exercise period of any option granted under the Plan must not be more than ten years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

7. The exercise price determined by the Board will be at least the higher of (i) the closing price of the Company's shares as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited ('Stock Exchange') on the date of grant; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares.

8. The Plan shall be valid and effective till 30 May 2010.

Since adoption of the Plan, the Company have granted two lots of share options on 28 May 2002 and 1 November 2004 respectively. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant and none of such options were cancelled or lapsed during the year up to 31 December 2004. The closing price of the Company's shares immediately before the grant on 1 November 2004 was HK$19.90.

在該計劃下授出之購股權於二零零四年十二月三十一日止年度之變動歸納如下：

A summary of the movements during the year ended 31 December 2004 of the share options granted under the Plan is as follows:

A. 本公司之董事

A. Directors of the Company

董事姓名 Name of director	授出日期 Date of grant	行使價 港幣元 Exercise price HK$	購股權數目 Number of Share Options: 於04年1月1日之結存 Balance as at 1.1.04	於04年12月31日止年度內授出 Granted during the year ended 31.12.04	於04年12月31日止年度內行使 Exercised during the year ended 31.12.04	於04年12月31日之結存 Balance as at 31.12.04	佔已發行股本百分率 Percentage of issued share capital %
榮智健	28.5.02	18.2	2,000,000	–	–	2,000,000	
Larry Yung Chi Kin	1.11.04	19.9	–	2,000,000	–	2,000,000	
						4,000,000	0.182
范鴻齡	28.5.02	18.2	1,600,000	–	1,600,000	–	
Henry Fan Hung Ling	1.11.04	19.9	–	1,600,000	1,600,000[1]	–	–
莫偉龍	28.5.02	18.2	1,000,000	–	–	1,000,000	
Vernon Francis Moore	1.11.04	19.9	–	1,000,000	–	1,000,000	
						2,000,000	0.091
李松興	28.5.02	18.2	1,000,000	–	–	1,000,000	
Peter Lee Chung Hing	1.11.04	19.9	–	1,000,000	–	1,000,000	
						2,000,000	0.091
阮紀堂	28.5.02	18.2	500,000	–	–	500,000	
Norman Yuen Kee Tong	1.11.04	19.9	–	500,000	–	500,000	
						1,000,000	0.046
姚進榮	28.5.02	18.2	300,000	–	–	300,000	
Yao Jinrong	1.11.04	19.9	–	500,000	–	500,000	
						800,000	0.036
常振明 Chang Zhenming	28.5.02	18.2	500,000	–	–	500,000	0.023
李士林 Li Shilin	28.5.02	18.2	300,000	–	–	300,000	0.014
榮明杰	28.5.02	18.2	300,000	–	–	300,000	
Carl Yung Ming Jie	1.11.04	19.9	–	500,000	–	500,000	
						800,000	0.036
劉基輔	28.5.02	18.2	300,000	–	–	300,000	
Liu Jifu	1.11.04	19.9	–	500,000	–	500,000	
						800,000	0.036

附註：

1. 本公司股份在緊接該等購股權行使日期前之加權平均收市價為港幣20.85元。

Note:

1. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised is HK$20.85.

B. 除董事以外，根據僱傭條例界定下按持續合約受聘之本公司僱員

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

		購股權數目 Number of Share Options			
授出日期 Date of grant	行使價 港幣元 Exercise price HK$	於04年1月1日之結存 Balance as at 1.1.04	於04年12月31日止年度內授出 Granted during the year ended 31.12.04	於04年12月31日止年度內行使 Exercised during the year ended 31.12.04	於04年12月31日之結存 Balance as at 31.12.04
28.5.02	18.2	3,400,000	–	30,000[2]	3,370,000
1.11.04	19.9	–	5,180,000	–	5,180,000

附註：

2. 本公司股份在緊接該等購股權行使日期前之加權平均收市價為港幣21.95元。

Note:

2. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised is HK$21.95.

C. 其他

C. Others

		購股權數目 Number of Share Options			
授出日期 Date of grant	行使價 港幣元 Exercise price HK$	於04年1月1日之結存 Balance as at 1.1.04	於04年12月31日止年度內授出 Granted during the year ended 31.12.04	於04年12月31日止年度內行使 Exercised during the year ended 31.12.04	於04年12月31日之結存 Balance as at 31.12.04
28.5.02	18.2	350,000	–	350,000[3]	–

附註：

3. 可認購50,000股本公司購股權乃授予一名按持續合約受聘之前任僱員，而該僱員於二零零三年退休。而可認購300,000股本公司購股權乃授予一名於二零零四年一月一日榮休的前任董事，該等購股權於年內行使。本公司股份在緊接該等購股權行使日期前之加權平均收市價為港幣19.5元。

Note:

3. Options for 50,000 shares in the Company granted to a former employee under continuous contract, who had retired in 2003, and options for 300,000 shares in the Company granted to a former director, who retired on 1 January 2004, were exercised during the year. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised is HK$19.5.

每項可認購一股中信泰富股份之購股權於二零零四年十一月一日(即授出日)之公平價值為港幣3.54元，乃採用柏力克—舒爾斯模式按下列假設釐定：

- 行使價為每股港幣19.90元
- 預期波幅為35%(依據由二零零五年一月三十一日起計過去五年的股價波幅計算)
- 預期每年股息率為5%(依據過往派息紀錄)
- 所授購股權的估計年期為3.01年(依據假設的僱員流失率及提早行使的假設)
- 無風險利率每年為1.95%(依據於授出日以3.01年限期的香港外匯基金票據息率直接計入)

倘上述假設出現變動，足以嚴重影響柏力克—舒爾斯模式之結果，故購股權之實際價值可能因是項定價模式之限制而有別於購股權之估計公平價值。

所有於該計劃屆滿前遭沒收之購股權將被視作失效，不得重新加入根據該計劃可供發行之股份數目。

本集團沒有提早採用最新香港財務報告準則第2號「以股份為基礎的支付」，該準則將於二零零五年一月一日或以後之會計年度開始生效。因此，於截至二零零四年十二月三十一日止之會計年度內並未就員工購股權成本入賬。本集團將由二零零五年一月一日或以後之會計年度開始採用根據香港財務報告準則第2號規定之要求。

The fair value of an option on one CITIC Pacific share measured as at the date of grant of 1 November 2004 was HK$3.54 based on the following assumptions using the Black-Scholes Model:

- Exercise price of HK$19.90
- Expected volatility of 35% (based on volatility of share prices of the past 5 years as of 31 January 2005)
- Expected annual dividend yield of 5% (based on historical dividend payments)
- Estimated expected life of the options granted is 3.01 years (taking into account assumed turnover rate and an early exercise assumption)
- Risk-free interest rate of 1.95% per annum (based on linearly interpolated yields of Hong Kong Exchange Fund Notes with a term of 3.01 years at the grant date)

The result of the Black-Scholes Model can be materially affected by changes in these assumptions so an option's actual value may differ from the estimated fair value of the options due to limitations of the Model.

All the options forfeited before expiry of the Plan will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Plan.

The Group has not early adopted the new HKFRS 2 'Share Based Payment' which is effective for accounting periods beginning on or after 1 January 2005. Thus, no employee stock option cost is recognised in the accounts for the year ended 31 December 2004. The Group will follow the requirement of HKFRS 2 for accounting periods commencing on or after 1 January 2005.

董事之證券權益

在二零零四年十二月三十一日，根據證券及期貨條例(「證券及期貨條例」)第352條須予保存之登記名冊內記錄，董事於本公司或任何相聯法團(定義見證券及期貨條例第XV部)股份之權益如下：

Directors' Interests in Securities

The interests of the directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2004 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. 本公司及相聯法團之股份

1. Shares in the Company and Associated Corporation

		股份數目 Number of Shares				
		個人權益 Personal interests	法團權益 Corporate interests	家族權益 Family interests	信託及類似權益 Trusts and similar interests	佔已發行股本百分率 Percentage to the issued share capital %
中信泰富有限公司	**CITIC Pacific Limited**					
榮智健	Larry Yung Chi Kin		400,381,000			18.265
范鴻齡	Henry Fan Hung Ling		1,600,000		44,600,000	2.108
莫偉龍	Vernon Francis Moore				3,200,000	0.146
李松興	Peter Lee Chung Hing	500,000				0.023
阮紀堂	Norman Yuen Kee Tong	33,000				0.002
劉基輔	Liu Jifu	40,000				0.002
陸鍾漢	Hansen Loh Chung Hon	1,050,000	500,000[1]	500,000[1]		0.071
德馬雷	André Desmarais	99,800	100,242,000[2]			4.578
彼得●克萊特（德馬雷先生之替任董事）	Peter Kruyt (alternate director to Mr André Desmarais)	2,100				0.0001
國泰航空有限公司	**Cathay Pacific Airways Limited**					
陸鍾漢	Hansen Loh Chung Hon	450,000				0.013

附註：

1. 由於所列500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重疊。

2. 在所持有之100,242,000股股份中，12,000股乃透過一間由有關董事控制之法團持有，而100,230,000股乃透過一間由有關董事出任主席兼聯席行政總裁之法團間接持有。

Note:

1. The corporate interests and the family interests of the relevant director duplicate each other as the 500,000 shares are held through a company in which the relevant director and his family are interested.

2. Out of 100,242,000 shares, 12,000 shares are held by a corporation controlled by the relevant director and 100,230,000 shares are held indirectly by a corporation of which the relevant director is the President and Co-Chief Executive Officer.

2. 本公司之購股權

本公司各董事持有之購股權權益（被界定為沒有上市之實貨交易股票衍生產品）於上文購股權計劃一節內予以詳盡披露。

除上文所披露者外，在二零零四年十二月三十一日，本公司各董事概無在本公司或其相聯法團之股份、相關股份或債券中擁有、被認為擁有、或視作擁有根據證券及期貨條例第XV部所界定之任何權益或淡倉，又或擁有、被認為擁有或視作擁有必須記錄在本公司根據證券及期貨條例第352條須予保存之登記名冊內之任何權益，又或擁有、被認為擁有或視作擁有根據上市規則所載上市公司董事進行證券交易的標準守則而必須通知本公司及聯交所之任何權益。

2. Share Options in the Company

The interests of the directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

Save as disclosed above, as at 31 December 2004, none of the directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

除上文所披露者外，於年內任何時間，本公司或其任何附屬公司概無參予任何安排，以使本公司之董事藉取得本公司或任何其他機構之股份或債券而獲益。

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東

Substantial Shareholders

在二零零四年十二月三十一日，根據證券及期貨條例第336條須予保存之股份及淡倉登記名冊內記錄，主要股東(本公司董事或其各自相聯人士除外)在本公司股份之權益如下：

As at 31 December 2004, the interests of the substantial shareholders, other than the directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

名稱	Name	本公司之股份數目 Number of Shares of the Company	佔已發行股本百分率 Percentage to the issued share capital %
中信北京	CITIC Beijing	632,066,285	28.835
中信香港	CITIC HK	632,066,285	28.835
Heedon Corporation	Heedon Corporation	498,424,285	22.738
Honpville Corporation	Honpville Corporation	310,988,221	14.187

中信香港透過下列全資附屬公司，間接成為本公司之主要股東：

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

中信香港之附屬公司名稱	Name of Subsidiary Companies of CITIC HK	本公司之股份數目 Number of Shares of the Company	佔已發行股本百分率 Percentage to the issued share capital %
Affluence Limited	Affluence Limited	43,266,000	1.974
Winton Corp.	Winton Corp.	30,718,000	1.402
Westminster Investment Inc.	Westminster Investment Inc.	101,960,000	4.651
Jetway Corp.	Jetway Corp.	22,500,000	1.026
Cordia Corporation	Cordia Corporation	32,258,064	1.472
Honpville Corporation	Honpville Corporation	310,988,221	14.187
Hainsworth Limited	Hainsworth Limited	80,376,000	3.667
Southpoint Enterprises Inc.	Southpoint Enterprises Inc.	10,000,000	0.456

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

中信北京為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司；Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中信北京在本公司之權益，與中信香港在本公司之權益重疊。中信香港在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Kotron Company Ltd.在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。

CITIC Beijing is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Beijing in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

股本

於截至二零零四年十二月三十一日止年度，本公司並無贖回其任何股份。而於截至二零零四年十二月三十一日止年度，本公司或其任何附屬公司亦概無購回或出售本公司之任何股份。

截至二零零四年十二月三十一日止之年度，本公司根據中信泰富股份獎勵計劃二零零零已發行3,580,000股股份。

Share Capital

The Company has not redeemed any of its shares during the year ended 31 December 2004. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2004.

During the year ended 31 December 2004, the Company has issued 3,580,000 shares under the CITIC Pacific Share Incentive Plan 2000.

服務合約

在二零零四年十二月三十一日，本集團屬下任何公司與擬於即將舉行之股東週年大會上膺選連任之任何董事，概無簽訂僱主不可於一年內免付賠償（法定賠償除外）即可終止之服務合約。

Service Contracts

As at 31 December 2004, there were no service contracts which were not determinable by the employer within one year without payment of compensation (other than statutory compensation) between any company in the Group and any director proposed for re-election at the forthcoming Annual General Meeting.

根據上市規則第13.22條之持續披露規定

本公司根據上市規則第13.22條而附上聯屬公司之備考合併資產負債表。聯屬公司包括聯營公司及共同控制實體。

Continuing Disclosure Requirements Under Rule13.22 Of The Listing Rules

The Company has included a proforma combined balance sheet of affiliated companies as required therein under Rule 13.22 of the Listing Rules. Affiliated companies include associated companies and jointly controlled entities.

聯屬公司之備考合併資產負債表

Proforma combined balance sheet of affiliated companies

以港幣百萬元計算	*in HK$ million*	集團應佔權益 Group's attributable interest 二零零四年十二月三十一日止結算 As at 31 December 2004
固定資產	Fixed Assets	**10,153**
共同控制實體	Jointly Controlled Entities	**652**
投資	Investments	**212**
遞延稅項資產	Deferred Tax Assets	**7**
無形資產	Intangible Assets	**9**
退休金資產	Pension Assets	**16**
遞延開支	Deferred Expenses	**26**
長期應收賬款	Long Term Receivable	**2,135**
流動資產負債	Net Current Liabilities	**(312)**
資產總額減流動負債	Total Assets Less Current Liabilities	**12,898**
長期借款	Long Term Borrowings	**(1,483)**
遞延稅項負債	Deferred Tax Liabilities	**(193)**
股東貸款	Loans from Shareholders	**(7,349)**
		3,873

附註：
本公司及/或其附屬公司於聯屬公司之應佔權益詳情於財務報表之賬目附註30中披露。

Note:
Details of attributable interest of the Company and/or its subsidiary company in the affiliated companies as disclosed in Notes to the Accounts no. 30 of Financial Statements.

核數師

本年度之賬目已由羅兵咸永道會計師事務所審核。該會計師事務所將依章退任，惟彼等合符資格，並願意膺聘連任。

最低公眾持股量

本公司根據公開資料，以及在各董事的認知範圍內，董事會確認本公司於二零零四年十二月三十一日止之財政年度內仍維持上市條例規定下的最低公眾持股量。

承董事會命
榮智健 *主席*
香港，二零零五年三月十五日

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31 December 2004.

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 15 March 2005

綜合損益賬
Consolidated Profit and Loss Account

截至二零零四年十二月三十一日止年度 for the year ended 31 December 2004

以港幣百萬元計算	*in HK$ million*	附註 Note	2004	重列 As restated 2003
營業額	Turnover	2	**22,912**	26,180
綜合業務溢利	Profit from Consolidated Activities	3 & 4	**2,293**	1,127
所佔溢利減虧損	Share of Profits Less Losses of	3		
共同控制實體	Jointly Controlled Entities		**570**	341
聯營公司	Associated Companies		**2,036**	769
財務支出淨額	Net Finance Charges	5	**(302)**	(320)
除稅前溢利	Profit before Taxation		**4,597**	1,917
稅項	Taxation	6	**(686)**	(370)
年內溢利	Profit for the Year		**3,911**	1,547
少數股東權益	Minority Interests		**(330)**	(246)
股東應佔溢利	Profit Attributable to Shareholders	7	**3,581**	1,301
股息	Dividends	8	**(2,411)**	(2,189)
每股盈利(港幣元)	Earnings per Share (HK$)	9		
基本	Basic		**1.63**	0.59
攤薄	Diluted		**1.63**	0.59

綜合資產負債表
Consolidated Balance Sheet

二零零四年十二月三十一日止結算 as at 31 December 2004

以港幣百萬元計算	*in HK$ million*	附註 Note	2004	重列 As restated 2003
固定資產	**Fixed Assets**	12	**18,762**	15,526
共同控制實體	**Jointly Controlled Entities**	14	**7,852**	4,085
聯營公司	**Associated Companies**	15	**21,662**	22,805
投資	**Investments**	16	**1,121**	1,027
商譽	**Goodwill**	17	**272**	223
遞延稅項資產	**Deferred Tax Assets**	24	**94**	85
流動資產	**Current Assets**			
待售物業	Properties held for sale	12	**327**	336
存貨	Inventories	18	**2,778**	1,880
應收賬項、應收賬款、按金及預付款項	Debtors, accounts receivable, deposits and prepayments	19	**4,188**	4,248
現金及銀行存款	Cash and bank deposits		**2,417**	5,511
			9,710	11,975
流動負債	**Current Liabilities**			
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts			
有抵押	secured		**104**	49
無抵押	unsecured		**707**	826
應付賬項、應付賬款、按金及應付款項	Creditors, accounts payable, deposits and accruals	20	**4,742**	3,976
稅項撥備	Provision for taxation		**249**	98
			5,802	4,949
流動資產淨額	**Net Current Assets**		**3,908**	7,026
資產總額減流動負債	**Total Assets Less Current Liabilities**		**53,671**	50,777
長期借款	**Long Term Borrowings**	23	**(13,769)**	(9,653)
遞延稅項負債	**Deferred Tax Liabilities**	24	**(333)**	(325)
		3	**39,569**	40,799
資金來源	*Financed by*			
股本	**Share Capital**	21	**877**	875
儲備	**Reserves**	22	**35,261**	36,365
建議股息	**Proposed Dividend**		**1,754**	1,532
股東資金	**Shareholders' Funds**		**37,892**	38,772
少數股東權益	**Minority Interests**		**1,677**	2,027
			39,569	40,799

榮智健 Larry Yung Chi Kin
董事 Director

范鴻齡 Henry Fan Hung Ling
董事 Director

資產負債表
Balance Sheet

二零零四年十二月三十一日止結算 as at 31 December 2004

以港幣百萬元計算	*in HK$ million*	附註 Note	2004	2003
固定資產	**Fixed Assets**	12	**33**	40
附屬公司	**Subsidiary Companies**	13	**39,067**	34,499
共同控制實體	**Jointly Controlled Entities**	14	**1,314**	137
聯營公司	**Associated Companies**	15	**4,743**	3,836
流動資產	**Current Assets**			
應收賬項、應收賬款、按金及預付款項	Debtors, accounts receivable, deposits and prepayments	19	**98**	79
現金及銀行存款	Cash and bank deposits		**197**	3,910
			295	3,989
流動負債	**Current Liabilities**			
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts			
無抵押	unsecured		**33**	26
應付賬項、應付賬款、按金及應付款項	Creditors, accounts payable, deposits and accruals	20	**73**	58
			106	84
流動資產淨額	**Net Current Assets**		**189**	3,905
資產總額減流動負債	**Total Assets Less Current Liabilities**		**45,346**	42,417
長期借款	**Long Term Borrowings**	23	**(9,075)**	(5,325)
			36,271	37,092
資金來源	*Financed by*			
股本	**Share Capital**	21	**877**	875
儲備	**Reserves**	22	**33,640**	34,685
建議股息	**Proposed Dividend**		**1,754**	1,532
股東資金	**Shareholders' Funds**		**36,271**	37,092

榮智健 Larry Yung Chi Kin
董事 *Director*

范鴻齡 Henry Fan Hung Ling
董事 *Director*

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零四年十二月三十一日止年度 for the year ended 31 December 2004

以港幣百萬元計算	in HK$ million	2004	重列 As restated 2003
綜合業務之現金流量	**Cash Flows from Consolidated Activities**		
扣除財務支出淨額後之綜合業務溢利	*Profit from Consolidated Activities after Net Finance Charges*	**1,991**	807
利息開支淨額	Net interest expense	**268**	290
來自投資收益	Income from investments	**(404)**	(314)
折舊及攤銷	Depreciation and amortisation	**695**	609
商譽攤銷	Amortisation of goodwill	**–**	12
負商譽已計入綜合業務溢利內	Negative goodwill credited to consolidated profit from consolidated activities	**(126)**	–
商譽之減值虧損	Impairment loss of goodwill	**–**	26
出售待發展之物業	Disposal of property held for development	**247**	–
出售其他固定資產之虧損	Loss on disposal of other fixed assets	**1**	5
固定資產撇賬	Written off of fixed asset	**22**	38
投資物業重估(盈餘)/減值	Investment properties revaluation (surplus) / deficit	**(181)**	587
出售附屬公司之溢利	Profit on disposal of subsidiary companies	**(112)**	(2)
出售共同控制實體之虧損	Loss on disposal of jointly controlled entities	**4**	–
出售聯營公司之溢利	Profit on disposal of associated companies	**–**	(2)
出售投資之溢利	Profit on disposal of investments	**–**	(327)
共同控制實體及非上市投資之減值虧損撥備	Provision for jointly controlled entities / unlisted investments	**2**	2
未計營運資金變動之經營溢利	*Operating Profit before Working Capital Changes*	**2,407**	1,731
存貨增加	Increase in inventories	**(552)**	(25)
應收賬項、應收賬款、按金及預付款項增加	Increase in debtors, accounts receivable, deposits and prepayments	**(41)**	(1,107)
上市投資減少	Decrease in listed investments	**–**	24
應付賬項、應付賬款、按金及應付款項(減少)/增加	(Decrease) / Increase in creditors, accounts payable, deposits and accruals	**(592)**	937
外幣滙率影響	Effect of foreign exchange rates	**(18)**	(25)
綜合業務產生之現金	*Cash Generated from Consolidated Activities*	**1,204**	1,535
已收利息	Interest received	**82**	46
已付利息	Interest paid	**(392)**	(443)
已付所得稅	Income taxes paid	**(178)**	(148)
綜合業務之現金淨額	**Net Cash from Consolidated Activities**	**716**	990

以港幣百萬元計算	in HK$ million	2004	重列 As restated 2003
投資業務之現金流量	**Cash Flows from Investing Activities**		
購入附屬公司(扣除所得現金及等同現金)(附註a)	Purchase of subsidiary companies (net of cash and cash equivalents acquired) (Note a)	**(191)**	–
購入附屬公司權益之增加	Purchase of additional interests in subsidiary companies	**(383)**	–
購入固定資產	Purchase of fixed assets	**(2,538)**	(954)
於共同控制實體之投資	Investment in jointly controlled entities	**(3,218)**	(269)
於聯營公司之投資	Investment in associated companies	**(937)**	(17)
投資之增加	Increase in investments	**(221)**	–
出售其他固定資產所得	Proceeds on disposal of other fixed assets	**28**	33
出售投資所得	Proceeds on disposal of investments	**2**	6,356
出售聯營公司所得	Proceeds on disposal of associated companies	**2**	–
出售附屬公司(扣除出售之現金及等同現金)(附註b)	Disposal of subsidiary companies (net of cash and cash equivalents) (Note b)	**105**	14
借予共同控制實體之貸款增加	Increase in loans to jointly controlled entities	**(36)**	(22)
借予聯營公司之貸款減少/(增加)	Decrease / (increase) in loans to associated companies	**734**	(774)
從聯營公司之股息收入	Dividend income from associated companies	**792**	508
從共同控制實體之股息收入	Dividend income from jointly controlled entities	**85**	45
從各項投資所得收益	Income from investments	**393**	263
(用於)/來自投資業務之現金淨額	**Net Cash (used in) / from Investing Activities**	**(5,383)**	5,183
來自融資之現金流量	**Cash Flows from Financing Activities**		
根據購股權計劃發行股份	Issue of shares pursuant to the Plan	**68**	–
新借款項	New borrowings	**4,941**	4,280
償還貸款	Repayment of loans	**(1,020)**	(3,027)
少數股東權益之減少	Decrease in minority interests	**(223)**	(102)
已派股息	Dividends paid	**(2,189)**	(4,377)
來自/(用於)融資之現金淨額	**Net Cash from / (used in) Financing Activities**	**1,577**	(3,226)
現金及等同現金之(減少)/增加淨額	**Net (Decrease) / Increase in Cash and Cash Equivalents**	**(3,090)**	2,947
在一月一日之現金及等同現金	**Cash and Cash Equivalents at 1 January**	**5,469**	2,513
外幣滙率變動之影響	**Effect of Foreign Exchange Rate Changes**	**2**	9
在十二月三十一日之現金及等同現金	**Cash and Cash Equivalents at 31 December**	**2,381**	5,469
現金及等同現金結存之分析	**Analysis of the Balances of Cash and Cash Equivalents**		
現金及銀行存款	Cash and bank deposits	**2,417**	5,511
銀行透支(附註c)	Bank overdrafts (Note c)	**(36)**	(42)
		2,381	5,469

a 購入附屬公司

年內，本集團主要收購湖北新冶鋼有限公司（「新冶鋼」）95%的權益及大連泰富數碼科技有限公司（「大連」）33.3% 的權益。於二零零四年十月，新冶鋼在成立時的資產及負債分別被確認為港幣十八億零一百萬元及港幣十億九千二百萬元。大連及其他被收購之公司的資產及負債在收購日的總款額分別被確認為港幣二億七千六百萬元及港幣一億九千二百萬元，亦即等同其賬面值。自收購後，被收購之業務的總收益為港幣五億五千八百萬元，總淨虧損為港幣一百萬元。

大連及其他被收購之公司的總收益及總淨虧損視作為於期初生效的合併業務分別為港幣二千二百萬元及港幣一千萬元。

購入資產淨值及商譽之詳情如下：

a Purchase of Subsidiary Companies

During the year, the Group mainly acquired 95% interest in Hubei Xin Yegang Co. Ltd. ('Xin Yegang') and 33.3% interest in Dalian CP Digital Technology Co. Ltd. ('Dalian'). The amounts recognised upon incorporation of Xin Yegang in October 2004 of its assets and liabilities are HK$1,801 million and HK$1,092 million respectively. The aggregate amounts recognised, which was same as the carrying amount of Dalian and other acquired companies at the acquisition date of their assets and liabilities are HK$276 million and HK$192 million respectively. The acquired business contributed aggregate revenues of HK$558 million and aggregate net loss of HK$1 million since acquisition.

The aggregate revenue and aggregate net loss of Dalian and other acquired companies as though the acquisition for the business combinations effected during the period had been the beginning of that period are HK$22 million and HK$10 million respectively.

Details of net assets acquired and goodwill are as follows:

以港幣百萬元計算	*in HK$ million*	2004
購入作價	*Purchase consideration*	
支付現金	Cash paid	541
收購之直接成本	Direct costs relating to the acquisition	4
應付賬款	Accounts payable	64
於聯營公司之權益	Interest in an associated company	73
購入作價總額	Total purchase consideration	682
購入資產淨值之公平價值	Fair value of net assets acquired	(668)
商譽	Goodwill	14

此商譽乃來自信息業務的發展潛質。

The goodwill is attributable to the potential of communications business.

a 購入附屬公司*續*　a Purchase of Subsidiary Companies *continued*

以港幣百萬元計算	*in HK$ million*	2004
購入資產淨值	**Net Assets Acquired**	
固定資產	Fixed assets	971
存貨	Inventories	417
應收賬款及預收款項	Accounts receivable and prepayments	335
現金及銀行存款	Cash and bank deposits	354
銀行貸款	Bank loans	(130)
應付賬項及應付款項	Creditors and accruals	(1,037)
稅項撥備	Provision for taxation	(117)
少數股東權益	Minority interests	(125)
		668
減：於聯營公司之權益	Less: Interest in an associated company	(73)
商譽	Goodwill	14
		609
支付方式	*Satisfied by*	
現金	**Cash**	545
應付賬款	**Accounts payable**	64
		609

有關購入附屬公司之現金及等同現金流出淨額之分析　Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiary companies

以港幣百萬元計算	*in HK$ million*	2004
現金作價	Cash consideration	545
購入之現金及銀行存款	Cash and bank deposits acquired	(354)
		191

截至二零零三年十二月三十一日止年度內並無收購活動。

There were no acquisitions in the year ended 31 December 2003.

b 出售附屬公司 b Disposal of Subsidiary Companies

以港幣百萬元計算	in HK$ million	2004	2003
出售資產淨值	**Net Assets Disposal**		
固定資產	Fixed assets	**50**	72
共同控制實體	Jointly controlled entities	**26**	–
存貨	Inventories	**60**	6
應收賬款及預付款項	Accounts receivable and prepayments	**162**	12
現金及銀行存款	Cash and bank deposits	**36**	3
應付賬款及應付款項	Accounts payable and accruals	**(87)**	(20)
銀行貸款	Bank loans	**(20)**	(21)
遞延税項資產	Deferred tax assets	**1**	–
少數股東權益	Minority interests	**(62)**	(37)
商譽	Goodwill	**2**	–
		168	15
出售溢利	Profit on disposal	**112**	2
儲備回撥	Release of reserve	**(4)**	–
		276	17
收入方式	*Satisfied by*		
現金	**Cash**	**141**	17
上市投資	**Listed Investment**	**113**	–
應收賬款	**Accounts Receivable**	**22**	–
		276	17

有關出售附屬公司之現金及等同現金流入淨額之分析

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiary companies

以港幣百萬元計算	in HK$ million	2004	2003
現金作價	Cash consideration	**141**	17
出售之現金及銀行存款	*Cash and bank deposits disposed of*	**(36)**	(3)
		105	14

c 有關銀行貸款、其他貸款及透支之現金及等同現金結存之對賬 c Reconciliation of the Balance of Cash and Cash Equivalents in Respect of Bank Loans, Other Loans and Overdrafts

以港幣百萬元計算	in HK$ million	2004	2003
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts	**811**	875
銀行貸款及其他貸款	Bank loans and other loans	**(775)**	(833)
銀行透支	Bank overdrafts	**36**	42

綜合權益變動表
Consolidated Statement of Changes in Equity

截至二零零四年十二月三十一日止年度 for the year ended 31 December 2004

以港幣百萬元計算	*in HK$ million*	附註 Note	**2004**	2003
一月一日，重前所列	**At 1 January, as Previously Reported**		**38,826**	42,538
提早採納最新的香港財務報告準則及香港會計準則	**Early Adoption of New Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards**	1c	**(2,160)**	–
往年數字調整	**Prior Year Adjustments**			
一間附屬公司少報之銷售成本	Understatement of cost of sales of a subsidiary company		**(54)**	(50)
所佔聯營公司	Share of associated company			
溢利確認之改變	Change in profit recognition		**(64)**	–
重列	**As Restated**		**36,548**	42,488
所佔聯營公司儲備	**Share of Reserves of Associated Companies**		**(130)**	(584)
所佔共同控制實體儲備	**Share of Reserves of Jointly Controlled Entity**		**11**	–
因出售回撥儲備	**Reserves Written Back on Disposal**		**1**	11
物業重估產生之虧絀	**Deficit on Revaluation of Properties**		**–**	(87)
外幣換算差額	**Exchange Translation Differences**		**2**	(6)
商譽之減值虧損	**Impairment Loss on Goodwill**		**–**	26
未於綜合損益賬確認之淨虧損	**Net Losses Not Recognised in the Consolidated Profit and Loss Account**		**(116)**	(640)
股東應佔溢利	**Profit Attributable to Shareholders**		**3,581**	1,301
根據購股權計劃發行股份	**Issue of Shares Pursuant to the Plan**		**68**	–
股息	**Dividends**	8	**(2,189)**	(4,377)
十二月三十一日	**At 31 December**		**37,892**	38,772
代表	*Representing*			
十二月三十一日已計入建議末期股息	**At 31 December after Proposed Final Dividend**		**36,138**	37,240
建議末期股息	**Proposed Final Dividend**	8	**1,754**	1,532
			37,892	38,772

賬目附註
Notes to the Accounts

1 主要會計政策

a 編製準則

本賬目已按照香港普遍採納之會計原則編製，並符合香港會計師公會公佈之會計準則。中信泰富之聯營公司國泰航空有限公司(「國泰航空」)若干長期負債之滙兑差額並無符合香港會計實務準則(「香港會計準則」)第11號，惟已符合國際財務報告準則(「國際財務報告準則」)。國泰航空之政策闡釋載於下文會計政策附註1q段。

本賬目根據實際成本編製，並因應重估投資物業及並非長期持有之上市投資而作出修訂。有關闡釋載於下文之會計政策內。

香港會計師公會已頒佈最新及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，適用於由二零零五年一月一日或以後開始之會計年度。

根據新香港財務報告準則，本集團已於二零零四年一月一日決定採納以下三項最新及經修訂準則，其對本財務報表之影響載於以下會計政策：

香港財務報告準則第3號 業務合併；

香港會計準則第36號 資產減值；

香港會計準則第38號 無形資產。

在截至二零零四年十二月三十一日止年度中，除了以上所披露之處外，本集團尚未在本財務報表中採納新香港財務報告準則，並正評估這些香港財務報告準則在未來的會計年度中對本集團之影響。

1 Significant Accounting Policies

a Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (the 'HKICPA') (Formerly Hong Kong Society of Accountants). The recognition of exchange differences on certain long-term liabilities in CITIC Pacific's associated company Cathay Pacific Airways Limited ('Cathay Pacific') does not comply with Hong Kong Statement of Standard Accounting Practice ('SSAP') No. 11 but does comply with International Financial Reporting Standards ('IFRS') and Cathay Pacific's policy is explained in accounting policy Note 1(q) below.

The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties and listed investments not held for long term as explained in the accounting policies set out below.

The HKICPA has issued new and revised Hong Kong Financial Reporting Standards ('HKFRS') and Hong Kong Accounting Standards ('HKAS')('new HKFRSs') which are effective for accounting periods beginning on or after 1 January 2005.

As permitted under the new HKFRSs, the Group has chosen to adopt these three of the new and revised standards as of 1 January 2004, their impact on the financial statement is set out in the respective accounting policy below:

HKFRS No. 3 Business Combinations;

HKAS No. 36 Impairment of Assets;

HKAS No. 38 Intangible Assets.

The Group has not early adopted the new HKFRSs in the financial statements for the year ended 31 December 2004, except as disclosed in the above, and is in the process of assessing the impact of these HKFRSs on future accounting periods.

1 主要會計政策*續*

a 編製準則*續*

往年數字調整

往年數字調整代表本集團內信息業之一間附屬公司在過去數年少報了的銷售成本。基於這些少報的數項，截至二零零三年十二月三十一日止年度之除税前溢利及除税後溢利被分別高估了港幣五百萬元及港幣四百萬元。本集團於二零零三年十二月三十一日之保留溢利則減少港幣五千四百萬元。

故此，若干比較數字已重列(包括分類資料)，以記錄這些銷售成本，以及須付給供應商的相應數項，並為税務作準備。

此外，一間於航空業之聯營公司已更改其收益確認政策，部份在過去已即時確認的收益現已在損益賬中攤銷。因此，於二零零四年一月一日本集團之保留溢利及截至二零零四年十二月三十一日止年度之溢利，分別減少港幣六千四百萬元及港幣一千五百萬元。

b 綜合賬目之準則

綜合賬目乃綜合本公司及其全部附屬公司截至結算日止之賬目。於本年度收購或出售之附屬公司，其業績分別由收購之生效日期起計或計至出售之生效日期為止。

c 商譽

因收購附屬公司、共同控制實體及聯營公司而產生之正商譽，為其收購成本超出本集團應佔所收購可辨認資產、負債及或然負債之公平價值之數額。

- 就二零零一年一月一日之前所進行之收購而言，正商譽乃於收購年度在股本內扣除，或按其對本集團之估計可使用年期攤銷。

1 Significant Accounting Policies *continued*

a Basis of Preparation *continued*

Prior Year Adjustments

Prior year adjustments have been made for the understatement of cost of sales of a subsidiary company in the Group's Communications segment in prior years. As a result of these understatements, profit before taxation and profit after taxation for year ended 31 December 2003 was overstated by HK$5 million and HK$4 million respectively. The Group's retained earnings as at 31 December 2003 was decreased by HK$54 million.

The comparative figures, including the segmental information, have, therefore, been restated to record these cost of sales and the corresponding payable to suppliers, as well as the provision for taxation.

Also, an associated company in the Aviation segment has changed its revenue recognition policy. Certain revenues which were recognised immediately in the past are now amortised to the profit and loss accounts. As a result, the retained profits as at 1 January 2004 and the profit for the year ended 31 December 2004 of the Group is reduced by HK$64 million and HK$15 million respectively.

b Basis of Consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiary companies made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included as from the effective dates of acquisition or up to the effective dates of disposal respectively.

c Goodwill

Positive goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

- for acquisitions before 1 January 2001, positive goodwill is recognised as a deduction from equity in the year of acquisition or amortised over a period no longer than its useful life to the Group.

1 主要會計政策續

c 商譽續

- 就二零零一年一月一日或之後所進行之收購而言，正商譽乃按其不超過二十年之估計可使用年期以直線法攤銷。
- 由二零零四年一月一日起，正商譽之攤銷經已終止；以前被確認並從股本內扣除的正商譽，無論與這項正商譽有關之全部或部分業務已被出售；或是與這項正商譽有關之現金來源個體被減值；正商譽將不會在損益賬內確認。正商譽將會被列入綜合資產負債表內為一項獨立資產；或包括在共同控制實體及聯營公司內經最少每年一次的減值重估後以成本價減除累積減值虧損入賬。

因收購附屬公司及聯營公司而產生之負商譽，為本集團應佔所收購可辨認資產、負債及或然負債之公平價值超出其收購成本之數額。

- 就二零零一年一月一日之前所進行之收購而言，負商譽均撥入資本儲備內。
- 就二零零一年一月一日或之後所進行之收購而言，倘負商譽涉及預計將於未來出現之虧損及支出（此等虧損及支出均在收購計劃中確定，並能可靠地衡量），則是項商譽須於確認日後出現之虧損及支出時在綜合損益賬中確認。任何剩餘之負商譽（但不超過所收購非貨幣資產之公平價值）乃於該等可予折舊或可予攤銷之非貨幣資產之加權平均可用年期內在綜合損益賬上確認，惟代表收購投資物業所得折扣之負商譽則列入綜合資產負債表，以供抵銷日後出現之重估虧絀。超出所收購非貨幣資產公平價值之負商譽均即時在綜合損益賬上確認。
- 就二零零四年一月一日後所進行之收購而言，負商譽在購入後均即時在損益賬上確認。

1 Significant Accounting Policies *continued*

c Goodwill *continued*

- for acquisitions on or after 1 January 2001, positive goodwill is amortised on a straight line basis over its estimated useful life not exceeding 20 years.
- Since 1 January 2004, amortisation of positive goodwill has been discontinued and the positive goodwill previously recognised as a deduction from equity will not be recognised in profit and loss when all or part of the business to which the positive goodwill relates is disposed or when a cash-generating unit to which the positive goodwill relates becomes impaired. Positive goodwill will be stated in the consolidated balance sheet as a separate asset or included within jointly controlled entities and associated companies at cost less accumulated impairment losses and subject to impairment testing at least annually.

Negative goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired over the cost of the acquisition.

- for acquisitions before 1 January 2001, negative goodwill is credited to the capital reserve.
- for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable except that negative goodwill representing discount on acquisition of investment properties is carried in the consolidated balance sheet for setting off valuation deficit in future. Negative goodwill in excess of the fair value of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.
- for acquisitions after 1 January 2004, negative goodwill is recognised in profit or loss immediately on acquisition.

1 主要會計政策*續*

c 商譽*續*

本集團根據香港財務報告準則第3號而採納有限的追溯方式，選擇由二零零四年一月一日起採用以下準則的規定：

先前已確認之商譽

由二零零四年一月一日起，正商譽之攤銷經已終止。因此，本集團在截至二零零四年十二月三十一日止年度之溢利增加港幣二億零二百萬元。

先前已確認之負商譽

於二零零四年一月一日，負商譽的賬面值，包括已存於資本儲備內的金額，已在期初的保留溢利中計入。因此，本集團於二零零四年一月一日的期初保留溢利增加港幣十四億二千九百萬元，而資本儲備及負商譽則分別相應減少港幣十三億八千二百萬元及港幣三千五百萬元，共同控制實體則增加港幣一千二百萬元。

在二零零四年一月一日，包括於聯營公司所佔之資產淨值內，其中港幣二十二億零七百萬元並不符合香港會計準則第38號內的新確認準則。這筆款項為本集團於收購一間聯營公司時，當時本集團應佔這間公司之公平價值超出其收購成本。因此，於二零零四年一月一日之期初資本儲備及佔聯營公司之資產淨值，較二零零三年十二月三十一日期末結存減少港幣二十二億零七百萬元。

d 附屬公司

附屬公司乃本公司透過直接或間接權益而擁有其控制權之公司。擁有控制權代表本公司可以影響該公司之財務及營運政策。

在本公司資產負債表內於附屬公司之投資，乃以成本減去任何減值虧損入賬。附屬公司之業績則以已收及應收股息計算在本公司之內。

1 Significant Accounting Policies *continued*

c Goodwill *continued*

The Group has adopted the limited retrospective application provided in the HKFRS No. 3 and selected to apply the requirements of the standard from 1 January 2004 as follows:

Previously Recognised Goodwill

Since 1 January 2004, the amortisation of positive goodwill has been discontinued. As a result, the Group's profit for the year ended 31 December 2004 is increased by HK$202 million.

Previously Recognised Negative Goodwill

The carrying amount of negative goodwill as at 1 January 2004, including that credited to the capital reserve, has been credited to the opening balance of retained earnings. As a result, the Group's opening retained earnings as at 1 January 2004 increased by HK$1,429 million with the corresponding decrease in the capital reserve of HK$1,382 million and HK$35 million of negative goodwill and increase in jointly controlled entities of HK$12 million.

Included in the share of net assets of associated companies at 1 January 2004 is HK$2,207 million which does not meet the new identifiability criterion in HKAS No. 38. This amount was the excess of the Group's share of the fair value ascribed to the net assets of an associated company over the cost of acquisition at the time of acquisition. As a result, the opening capital reserve and the net asset of associated companies as at 1 January 2004 had been reduced by HK$2,207 million from the closing balance at 31 December 2003.

d Subsidiary Companies

A subsidiary company is a company which is controlled by the Company through direct or indirect interest. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried in the Company's balance sheet at cost less any impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1 主要會計政策續

e 共同控制實體

共同控制實體為本集團與其他人士組成之合資企業，其經濟活動由本集團與該等其他人士共同控制，概無任何一方享有單獨控制權。

綜合損益賬已包括本集團應佔共同控制實體在本年度之業績，並就商譽之減值虧損作出調整（如有者）。綜合資產負債表已包括本集團應佔共同控制實體之資產淨值以及在收購時產生之商譽。

在本公司資產負債表內於共同控制實體之投資，乃以成本減去減值虧損入賬。共同控制實體之業績則以已收及應收股息計算在本公司之內。

f 聯營公司

聯營公司指除附屬公司及共同控制實體外，由本集團長期持有不多於百分之五十股權，而又能對其管理運用顯著影響力之公司。

綜合損益賬包括本集團在該年度所佔聯營公司之業績，並就商譽之攤銷及減值虧損作出調整（如有者）。綜合資產負債表內包括本集團所佔聯營公司之資產淨值，及已包括於收購日所佔其資產淨值之公平價值。

在本公司資產負債表內，於聯營公司之投資乃以成本減去減值虧損入賬。聯營公司之業績則以已收及應收股息計算在本公司之內。

1 Significant Accounting Policies *continued*

e Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year adjusted by impairment losses of goodwill, if any. The consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill on acquisition.

In the Company's balance sheet the investments in jointly controlled entities are stated at cost less impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

f Associated Companies

Associated companies are companies, other than subsidiary companies or jointly controlled entities, in which the Group holds not more than 50 per cent of their equity share capital for the long term and can exercise significant influence in their management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year adjusted by impairment losses of goodwill, if any. The consolidated balance sheet includes the Group's share of net assets of the associated companies, after attributing fair values to the net assets at the date of acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

1 主要會計政策續

g 折舊

除投資物業、待發展之物業及在建工程外，所有固定資產均以成本減去累積折舊及累積減值虧損入賬。

反映物業市道、折舊及其他因素之投資物業價值之變化，皆按附註1h所述基準編入年度賬目。

永久業權之土地不作攤銷。租約土地按有關租約之餘期折舊。

行車隧道之折舊乃根據預計隧道使用量及實質使用量比較計算。

其他固定資產用直線法在估計使用年期內足以撇銷其成本或估值（扣除減值虧損）之折舊率折舊，年率如下：

- 樓宇：2%–4%或該土地之租約餘期
- 機器：9%–20%
- 其他固定資產，包括電訊設備、交通設備、貨運駁船、電腦裝備、汽車、傢俬、裝置及設備：10%–25%

h 投資物業

投資物業指建築及發展工程皆已完成而因有投資潛質而持有之土地及樓宇權益。

凡未屆滿租約之投資物業而租期超過二十年者，每年須由具有專業資格之獨立估值師估值。估值乃按各項物業之公開市值基準進行，土地與樓宇並無分開評估其價值。各項估值列入年度賬目內。估值之增值列入投資物業重估儲備，減值則先按整體為準以較早估值之增值抵銷，然後在經營溢利中扣除。

1 Significant Accounting Policies *continued*

g Depreciation

All fixed assets except investment properties, properties held for development and construction in progress are carried at cost less accumulated depreciation and accumulated impairment losses.

Changes in the value of investment properties reflecting market conditions, depreciation and other factors are incorporated in the annual accounts on the basis set out in Note 1(h).

Freehold land is not amortised. Leasehold land is depreciated over the remaining portion of the relevant lease.

Depreciation of the vehicular tunnel was provided with reference to projected usage of the tunnel as compared to the actual tunnel usage.

Other fixed assets are depreciated at rates sufficient to write off their cost or valuation, less impairment losses, if any, over their estimated useful lives on a straight line basis at the following annual rates:

- Buildings: 2%–4% or the remaining lease period of the land
- Plant and Machinery: 9%–20%
- Other fixed assets, comprising telecommunications equipment, traffic equipment, cargo lighters, computer installations, motor vehicles, furniture, fixtures and equipment: 10%–25%

h Investment Properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than twenty years are valued annually by independent professionally qualified valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed separately to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment property revaluation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are charged to operating profit.

1 主要會計政策續

h 投資物業續

凡未屆滿租約之投資物業而租期為二十年或短於二十年者，則按租約餘期加以折舊。

待出售投資物業後，過往估值之重估儲備已變現之有關部份，會由投資物業重估儲備撥回損益賬。

i 待發展物業

待發展物業包括留待日後發展之土地、建築中之樓宇及於發展中惟未決定是否保留作投資用途或出售以賺取收入之物業。此等投資以成本減去任何累積減值虧損入賬。

j 撥作發展成本之支出

物業發展支出包括利息及專業費用，皆撥作發展成本。

需要長時間籌備方能擬作使用或出售之發展中資產，其涉及之借貸成本皆撥作發展中資產之賬面值。

發展中資產所借貸資金之資本化比率，乃根據本集團之借貸成本釐定。

其他借貸成本皆於該期內之損益賬支銷。

1 Significant Accounting Policies *continued*

h Investment Properties *continued*

Investment properties held on leases with unexpired periods of twenty years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment property revaluation reserve to the profit and loss account.

i Properties Held for Development

Properties held for development consist of investments in land for future development and buildings under construction and properties under development pending any positive intention either to retain them for investment purposes or to sell them for proceeds. The investments are stated at cost less any accumulated impairment losses.

j Capitalisation of Development Costs

Property development expenditure, inclusive of interest and professional fees, is capitalised as cost of development.

Borrowing costs incurred on assets under development that take a substantial period of time to get ready for their intended use or sale are capitalised into the carrying value of the assets under development.

The capitalisation rate applied to funds borrowed for the development of the assets is based on the attributable cost of funds to the Group.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

1 主要會計政策*續*

k 收益認算

i) 汽車

來自汽車銷售之收益，乃於簽發登記文件或將車輛付運時（以較早為準）及當顧客一併接收該貨品連同有關之風險和擁有權時入賬。收益已扣除任何政府稅項及減去任何貿易折扣。

ii) 出售發展中物業及待售物業

來自出售發展中物業之收益，於發展供出售之物業在竣工前售出及工程項目之結果可按照建築工程進度合理地確認時入賬。溢利在該項發展期間內每年以該項發展之估計溢利總額按比例入賬。所用之比例經計入或然事項之適當準備後，參照於結算日已支出之建築成本與該項發展竣工之估計總建築成本之比例及已收銷售所得款項計算。

來自待售物業之收益於簽訂買賣合約之日入賬。

iii) 來自合作合營公司之收益

其他來自合作合營公司所得之收入或股息，均於收取之權利確定時入賬。

就本集團已獲最低回報率保證之合作合營公司權益而言，收益應以最低回報率計算。任何超逾最低回報率之收益，均於該年度作已收款項或應收款項入賬。

出售合作合營公司之收益於簽訂買賣合約日期時入賬。

1 Significant Accounting Policies *continued*

k Revenue Recognition

i) Motor Vehicles

Revenue arising from the sale of motor vehicles is recognised when the registration document is issued or on delivery of motor vehicles, whichever is earlier, which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes any government taxes and is after deduction of any trade discounts.

ii) Sales of Properties under Development and Properties Held for Sale

Income from sales of properties under development is recognised when the properties developed for sale are sold in advance of completion and the outcome of projects can be ascertained with reasonable certainty by reference to the construction progress. Profit is recognised over the course of the development and is computed in each year as a proportion of the total estimated profit of the development. The proportion used is calculated by reference to the proportion of construction costs incurred to date to the estimated total construction costs to completion of the development and the extent of the sales proceeds received, after taking into account due allowance for contingencies.

Income from properties held for sale is recognised at the date when sale agreement is signed.

iii) Income from Co-operative Joint Venture

Other income or dividend from co-operative joint venture is recognised when the right to receive is established.

Where the Group has been guaranteed a minimum rate of return on its investment in co-operative joint ventures, income is accrued at the minimum rate of return, and any return in excess of the minimum is recognised in the year in which it is received, or becomes receivable.

Income from disposal of co-operative joint venture is recognised at the date when sale agreement is signed.

1 主要會計政策續

k 收益認算續

iv) 其他貨品

來自貨品銷售之收益於交貨予顧客時入賬。收益經已扣除任何貿易折扣。

v) 提供服務

佣金收入及提供維修服務之收入，分別於有關貨物售予顧客及有關工作完成時入賬。

vi) 來自電訊服務之收益於提供服務予顧客時入賬。

vii) 股息收入

股息收入於收取股息之權利確定時入賬。

本集團參與投資之公司於其結算日後建議或宣派之股息，均不確認為於結算日之收入，改為於確立收取股息權利之日期予以確認。

l 待售物業

待售物業歸入流動資產一類，並以成本值及可變現淨值之較低者入賬。

m 投資

於中華人民共和國之合作合營公司以成本（扣除資本歸還額）減去減值虧損入賬，或（如有者）以成本按不超過本集團估計可使用之年期予以攤銷。

其他長期持有之上市及非上市投資之權益，乃以成本減去減值虧損入賬。於結算日個別上市投資之賬面值會作出檢討，以評估其公平價值是否低於賬面值。倘跌值非屬暫時性質，該等證券之賬面值將減至其公平價值。減少之金額會列入損益賬內之支出項目下。

1 Significant Accounting Policies *continued*

k Revenue Recognition *continued*

iv) Other Goods

Revenue arising from the sale of other goods is recognised on the delivery of goods to customers. Revenue is determined after deduction of any trade discounts.

v) Rendering of Services

Commission income and revenue arising from the rendering of repairing services are recognised when the goods concerned are sold to customers and when the relevant work is completed respectively.

vi) Revenue from the provision of telecommunications services is recognised upon delivery of the services.

vii) *Dividend Income*

Dividend income is recognised when the right to receive the dividend is established.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are not recognised as revenue at the balance sheet date but on the date when the right to receive is established.

l Properties Held for Sale

Properties held for sale are classified under current assets and are stated at the lower of cost and net realisable value.

m Investments

Co-operative joint ventures in the People's Republic of China are stated at cost (net of capital repayment) less impairment losses or where appropriate, the cost is amortised over a period no longer than its estimated useful life to the Group.

Interest in other listed and unlisted investments held for the long term are stated at cost less impairment losses. The carrying amounts of individual listed investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The amount of the reduction is recognised as an expense in the profit and loss account.

1 主要會計政策續

m 投資續
其他非長期持有之上市投資之權益乃按其公平價值入賬。於結算日，因該等投資之公平價值有所變動而產生之未變現損益淨額已在損益賬中確認。出售該等投資之損益為銷售所得款項淨額與賬面值之差額，會於出現時在損益賬中確認。

n 營業租約
資產擁有權之全部利益及風險實際上仍保留於出租公司之租約，列為營業租約處理。營業租約之應付及應收租金按各租期以直線法計算。

o 資產減值
本集團於每年及在發生若干事件或情況有所轉變而致某項資產之賬面值可能無法收回時檢討資產（包括商譽）之賬面值以確定是否存在減值。倘有關資產被視作出現減值，將於損益賬內確認之減值乃根據該等資產之賬面值超出可收回金額而釐定。

p 存貨
存貨主要包括汽車、零件、電器用品、食品、貿易項目及鋼鐵，乃以成本值及可變現淨值之較低者入賬。成本指購置之實質成本，並適當地以先進先出法、個別鑑定法或加權平均法計算。可變現淨值乃參照結算日後日常業務往來出售貨品所得銷售收入計算，而在其他情況下，則參照管理層根據現行市場情況及重置成本淨值所作估計計算。

1 Significant Accounting Policies *continued*

m Investments *continued*
Interest in other listed investments not held for the long term are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of such investments are recognised in the profit and loss account. Profits or losses on disposal of such investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

n Operating Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are accounted for on a straight line basis over the respective periods of the leases.

o Impairment of Assets
The Group reviews the carrying amounts of assets including goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised in the profit and loss account is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

p Inventories
Inventories comprising mainly motor vehicles, spare parts, electrical appliances, food, trading items and steels are valued at the lower of cost and net realisable value. Cost represents the actual cost of purchase and is calculated on the first-in first-out, specific identification or weighted average basis as appropriate. Net realisable value is determined by reference to the sale proceeds of items sold in the ordinary course of business after the balance sheet date, and in other cases, to management's estimates based on prevailing market conditions and net replacement costs.

1 主要會計政策續

q 外幣

附屬公司及聯營公司以外幣結算之資產負債表，全部根據結算日之滙率換算，而損益賬則根據平均滙率換算。所引致之滙兌盈虧已包括在儲備之變動內。

年內以外幣為單位之各項交易均按照交易日之滙率換算為港幣，以外幣為單位之貨幣資產及負債則按結算日之市場滙率換算為港幣。因此而引致之滙兌盈虧已包括於損益賬內；但下述者除外：

國泰航空於編製賬目時，為減少未來營業現金流量受滙率波動影響之風險，將對其飛機及相關設備之外幣借款及租賃責任作出安排，致使預期之營業現金流量足以還款。此等借款、租賃責任、貨幣衍生工具及在國泰航空之資產負債表內相關抵押存款之任何未實現滙兌差額，會透過權益變動表直接計入儲備。該等滙兌差額將作為收益調整，在同期或對沖交易影響淨損益時包括在損益賬內。按照附註1a段所述，以上入賬法符合國際財務報告準則之規定；惟並不符合香港會計準則第11號之規定，即要求將此等滙兌差額計入損益賬中。國泰航空董事認為，所採取之入賬法能真實公平反映賬目，而該入賬法亦獲國泰航空之核數師同意。

r 遞延税項

遞延税項採用資產負債表負債法計算，用以確認資產及負債兩者本身税基與賬面值之臨時差額。因滙付保留溢利產生之預扣税，只會在公司現階段有意滙付此等溢利之情況下方進行撥備。至於涉及尚未動用賦税虧損之遞延税項資產，則只會在未來有可能動用有關虧損時方予確認。

1 Significant Accounting Policies *continued*

q Foreign Currencies

The balance sheets of subsidiary companies and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at an average rate. Exchange differences arising are dealt with as a movement in reserves.

Transactions arising in foreign currencies during the year are translated into Hong Kong dollars at rates ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into Hong Kong dollars at market rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account with the following exception:

Cathay Pacific prepares its accounts on the basis that borrowings and leasing obligations relating to aircraft and related equipment are so arranged that repayments are covered by the anticipated future operating cash flows in the related currencies in order to reduce exposure to exchange rate fluctuations. Any unrealised exchange differences on these borrowings, leasing obligations and currency derivatives, and on related security deposits in Cathay Pacific's balance sheet, are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss. As mentioned in Note 1(a) this complies with IFRS but does not comply with SSAP No. 11 which would have required the exchange differences to pass through the profit and loss account. The directors of Cathay Pacific consider the adopted treatment gives the accounts a true and fair view and the auditors of Cathay Pacific agree.

r Deferred Taxation

A balance sheet liability method is adopted whereby deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets are recognised to the extent that the future utilisation is probable.

2 營業額

本公司之主要業務為持有其附屬公司，而其附屬公司之主要業務載於本賬目附註30。

本集團之營業額包括向顧客供應貨品（如適用，經扣除政府稅項）及提供服務之總發票值、電訊服務收費、出售投資及物業所得總額、就股息已收及應收之款項、來自合作合營公司之收入、隧道收費、總物業租金，以及貨倉及冷藏倉庫收入，分析如下：

2 Turnover

The principal activity of the Company is holding its subsidiary companies and the principal activities of its principal subsidiary companies are set out in Note 30 to the accounts.

Turnover of the Group comprises the total invoiced value of goods supplied net of government taxes where applicable, and services rendered to customers, fees from provision of telecommunication services, gross proceeds from sale of investments and properties, amounts received and receivable in respect of dividends, income from co-operative joint ventures, toll income, gross property rental and godown and cold storage income, analysed as follows:

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2004**	2003
貨品銷售	Sales of goods	**18,599**	15,968
出售於合作合營公司之投資	Sale of investment in co-operative joint ventures	**–**	6,160
提供予顧客之服務	Services rendered to customers	**1,924**	2,236
股息收入及合作合營公司收益	Dividend income and income from co-operative joint ventures	**400**	313
隧道收費	Toll income	**503**	491
其他	Others	**1,486**	1,012
		22,912	26,180

3 分類資料

分類資料乃按本集團之業務及地理區域劃分。選擇以業務分類作為主要之呈報方式，因此舉較切合本集團之內部財務滙報程序。

3 Segment Information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

3 分類資料*續*

3 Segment Information *continued*

a 營業額及分類業務溢利

以下為按業務分類之本集團營業額及綜合業務溢利，以及所佔共同控制實體及聯營公司除稅前溢利減虧損之分析：

a Turnover and Segment Profit

An analysis of the Group's turnover and profit from consolidated activities and share of profits less losses before taxation of jointly controlled entities and associated companies by business are as follows:

以港幣百萬元計算 *in HK$ million*	營業額 Turnover 2004	2003	綜合業務溢利 Profit from consolidated activities 2004	2003	所佔共同控制實體之溢利減虧損 Share of profits less losses of jointly controlled entities 2004	2003	所佔聯營公司之溢利減虧損 Share of profits less losses of associated companies 2004	2003	集團總額 Group total 2004	2003	分類業務分配 Segment allocations 2004	2003	分類業務溢利 Segment profit 2004	2003
發電 Power Generation	**400**	308	**342**	227	**208**	(3)	**46**	–	**596**	224	**–**	–	**596**	224
航空 Aviation	**–**	–	**–**	–	**37**	–	**1,553**	368	**1,590**	368	**–**	–	**1,590**	368
基礎設施 Civil Infrastructure	**536**	6,676	**322**	628	**108**	76	**62**	67	**492**	771	**–**	–	**492**	771
信息業 Communications	**1,449**	1,590	**9**	85	**94**	106	**91**	91	**194**	282	**–**	–	**194**	282
特種鋼鐵業 Special Steel Manufacturing	**7,177**	4,611	**872**	374	**–**	–	**–**	–	**872**	374	**–**	–	**872**	374
物業（附註） Property (Note)	**768**	401	**421**	315	**–**	–	**278**	233	**699**	548	**72**	75	**771**	623
銷售及分銷（附註） Marketing & Distribution (Note)	**12,078**	12,136	**398**	345	**30**	22	**6**	10	**434**	377	**(72)**	(75)	**362**	302
其他 Others	**504**	458	**124**	87	**93**	140	**–**	–	**217**	227	**–**	–	**217**	227
投資物業重估盈餘／（減值） Investment Properties Revaluation Surplus / (Deficit)	**–**	–	**181**	(587)	**–**	–	**–**	–	**181**	(587)	**–**	–	**181**	(587)
減：一般及行政費用 Less: General and Administration Expenses	**–**	–	**(376)**	(347)	**–**	–	**–**	–	**(376)**	(347)	**–**	–	**(376)**	(347)
	22,912	26,180	**2,293**	1,127	**570**	341	**2,036**	769	**4,899**	2,237	**–**	–	**4,899**	2,237
財務支出淨額 Net finance charges													**(302)**	(320)
稅項 Taxation													**(686)**	(370)
年內溢利 Profit for the year													**3,911**	1,547

附註：

營業額與分類營業額的呈報相同，除物業分類業務營業額如上述披露之分配作調整外。

Note:

The presentation of segment turnover is same as turnover with an exception of segment allocations attributable to property segment as disclosed above.

3 分類資料續

3 Segment Information *continued*

以下為按地理區域劃分之本集團營業額分析：

An analysis of the Group's turnover by geographical area is as follows:

以港幣百萬元計算	*in HK$ million*	集團 Group 2004	2003
香港	Hong Kong	**8,230**	7,482
中國	Mainland China	**13,650**	17,559
日本	Japan	**484**	420
其他	Others	**548**	719
		22,912	26,180

b 資產及負債

b Assets and Liabilities

以下為按業務類別劃分之本集團分類資產及負債分析：

An analysis of the Group's segment assets and liabilities by business segment is as follows:

以港幣百萬元計算 *in HK$ million*	分類資產 Segment assets 2004	2003	共同控制實體投資 Investments in jointly controlled entities 2004	2003	聯營公司投資 Investments in associated companies 2004	2003	分類負債 Segment liabilities 2004	2003	總額 Total 2004	2003
發電 Power Generation	**659**	883	**2,745**	625	**989**	–	**–**	–	**4,393**	1,508
航空 Aviation	**–**	–	**543**	–	**11,204**	12,880	**–**	–	**11,747**	12,880
基礎設施 Civil Infrastructure	**1,304**	1,401	**1,248**	1,200	**89**	38	**(36)**	(37)	**2,605**	2,602
信息業 Communications	**1,382**	1,946	**1,260**	1,205	**292**	373	**(496)**	(1,316)	**2,438**	2,208
特種鋼鐵業 Special Steel Manufacturing	**7,518**	3,717	**578**	–	**–**	–	**(2,302)**	(890)	**5,794**	2,827
物業 Property	**11,668**	10,606	**–**	–	**8,965**	9,423	**(417)**	(230)	**20,216**	19,799
銷售及分銷 Marketing & Distribution	**4,497**	4,108	**297**	202	**123**	91	**(1,360)**	(1,331)	**3,557**	3,070
其他 Others	**279**	423	**1,181**	853	**–**	–	**–**	(52)	**1,460**	1,224
分類資產/(負債) Segment assets / (liabilities)	**27,307**	23,084	**7,852**	4,085	**21,662**	22,805	**(4,611)**	(3,856)	**52,210**	46,118
企業營運 Corporate	**2,558**	5,667	**–**	–	**–**	–	**(14,711)**	(10,648)	**(12,153)**	(4,981)
税項撥備 Provision for taxation									**(249)**	(98)
遞延税項負債淨額 Net deferred tax liabilities									**(239)**	(240)
									39,569	40,799

3 分類資料續

3 Segment Information *continued*

以下為按地理區域劃分之本集團分類資產分析：

An analysis of the Group's segment assets by geographical area is as follows:

以港幣百萬元計算	*in HK$ million*	集團 Group 2004	2003
香港	Hong Kong	**11,540**	11,573
中國	Mainland China	**14,781**	10,737
日本	Japan	**503**	410
其他	Others	**483**	364
		27,307	23,084

4 綜合業務溢利

4 Profit from Consolidated Activities

以港幣百萬元計算	*in HK$ million*	集團 Group 2004	2003
綜合業務溢利已計入	*The profit from consolidated activities is arrived at after crediting*		
出售投資之溢利	Profit on disposal of investments	**–**	327
來自上市投資之股息收入	Dividend income from listed investments	**–**	5
來自非上市投資之股息收入	Dividend income from unlisted investments	**400**	300
投資物業重估盈餘	Investment properties revaluation surplus	**181**	–
租金收入	Rental income from		
投資物業	investment properties		
總收益	Gross income	**428**	403
減：直接支出	Less: Direct outgoings	**(75)**	(81)
		353	322
其他營業租約	other operating leases	**174**	154

4 綜合業務溢利 續

4 Profit from Consolidated Activities *continued*

以港幣百萬元計算	*in HK$ million*	集團 Group 2004	2003
並已扣除	*and after charging*		
銷售成本（附註）包括存貨成本港幣一百五十八億六千三百萬元（二零零三年：港幣一百三十九億八千二百萬元）	Cost of sales (Note) including cost of inventories of HK$15,863 million (2003: HK$13,982 million)	**18,064**	21,873
分銷成本（附註）	Distribution costs (Note)	**763**	740
其他營運成本（附註）	Other operating costs (Note)	**1,918**	2,440
核數師酬金	Auditors' remuneration	**14**	12
僱員退休金計劃供款	Contributions to staff retirement schemes	**52**	53
折舊及攤銷	Depreciation and amortisation	**695**	609
商譽攤銷	Amortisation of goodwill	**–**	12
商譽之減值虧損	Impairment loss of goodwill	**–**	26
投資物業重估減值	Investment properties revaluation deficit	**–**	587
支付予中信（香港集團）有限公司（「中信香港」）之管理費	Management fee payable to CITIC Hong Kong (Holdings) Limited ('CITIC HK')	**2**	2
營業租約租金 土地及樓宇	Operating lease rentals land and buildings	**120**	106
因增持某些附屬公司權益而產生的負商譽已計入綜合業務溢利內	Negative goodwill credited to profit from consolidated activities arising from additional interests in certain subsidiary companies	**(126)**	–

附註：
包括在銷售成本、分銷成本及其他營運成本內之員工成本為港幣十四億一千七百萬元（二零零三年：港幣十三億一千三百萬元）。

Note:
Included in cost of sales, distribution costs and other operating costs are staff costs of HK$1,417 million (2003: HK$1,313 million).

以下為本集團日後根據不可撤銷之營業租約所應收取之最低租約付款總額：

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

以港幣百萬元計算	*in HK$ million*	2004	2003
一年內	Within 1 year	**373**	338
一年後但於五年內	After 1 year but within 5 years	**277**	332
五年後	After 5 years	**10**	12
		660	682

5 財務支出淨額

5 Net Finance Charges

以港幣百萬元計算	in HK$ million	集團 Group 2004	2003
利息支出	*Interest expense*		
須於五年內全部償還之銀行貸款及透支	Bank loans and overdrafts wholly repayable within five years	**47**	88
不須於五年內全部償還之銀行貸款	Bank loans not wholly repayable within five years	**1**	–
須於五年內全部償還之其他貸款	Other loans wholly repayable within five years	**78**	82
不須於五年內全部償還之其他貸款	Other loans not wholly repayable within five years	**268**	268
		394	438
減：已撥充資本之款項	Less: Amount capitalised	**(18)**	(38)
		376	400
利息收入	*Interest income*	**(108)**	(110)
		268	290
其他財務支出	*Other finance charges*	**34**	30
		302	320

6 稅項

香港利得稅根據年內估計應課稅溢利按稅率17.5%（二零零三年：17.5%）計算。海外稅項則根據年內估計應課稅溢利，再按本集團經營業務國家當地適用之稅率計算。稅項撥備將定期作出檢討，以反映法例、慣例及商討情況之改變。

6 Taxation

Hong Kong profits tax has been calculated at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2004**	2003
本公司及其附屬公司	*Company and subsidiary companies*		
香港利得稅	Hong Kong profits tax	**269**	71
海外稅項	Overseas taxation	**109**	79
遞延稅項（附註24）	Deferred taxation (Note 24)	**(7)**	(3)
		371	147
共同控制實體	*Jointly controlled entities*		
香港利得稅	Hong Kong profits tax	**20**	30
海外稅項	Overseas taxation	**50**	47
遞延稅項	Deferred taxation	**12**	(21)
		82	56
聯營公司	*Associated companies*		
香港利得稅	Hong Kong profits tax	**80**	39
海外稅項	Overseas taxation	**104**	103
遞延稅項	Deferred taxation	**49**	25
		233	167
		686	370

6 稅項續

6 Taxation *continued*

採用本集團除稅前溢利計算之稅項，與採用本公司所屬國家稅率計算之理論上稅項比較，兩者差異如下：

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2004**	2003
除稅前溢利	Profit before taxation	**4,597**	1,917
按17.5%之稅率計算（二零零三年：17.5%）	Calculated at taxation rate of 17.5% (2003: 17.5%)	**804**	335
其他國家不同稅率之影響	Effect of different taxation rates in other countries	**(56)**	(24)
毋須課稅之收入及費用	Income and expenses not subject to taxation	**(171)**	26
未確認之稅項虧損於本年度抵銷及扣減不被確認之稅項虧損	Utilisation of unrecognised tax losses this year and net of tax losses not recognised	**(19)**	48
因稅率提高而引致期初遞延稅項負債淨額之增加	Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**–**	(16)
年前之撥備不足／（過高）	Under / (over) provision in prior years	**147**	(6)
其他	Others	**(19)**	7
稅項開支	Taxation charge	**686**	370

7 股東應佔溢利

已列入本公司賬目之股東應佔溢利為港幣十三億元(二零零三年：港幣二十九億零五百萬元)。

7 Profit Attributable to Shareholders

The Group's profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$1,300 million (2003: HK$2,905 million).

8 股息

8 Dividends

以港幣百萬元計算	in HK$ million	2004	2003
已派二零零三年末期股息：每股港幣0.70元(二零零二年：港幣0.70元)	2003 Final dividend paid: HK$0.70 (2002: HK$0.70) per share	**1,532**	1,532
已派二零零三年特別股息：每股港幣1.00元	2003 Special dividend paid: HK$1.00 per share	**–**	2,188
		1,532	3,720
已派二零零四年中期股息：每股港幣0.30元(二零零三年：港幣0.30元)	2004 Interim dividend paid: HK$0.30 (2003: HK$0.30) per share	**657**	657
建議二零零四年末期股息：每股港幣0.80元(二零零三年：港幣0.70元)	2004 Final dividend proposed: HK$0.80 (2003: HK$0.70) per share	**1,754**	1,532
		2,411	2,189
每股股息(港幣元)	Dividend per share (HK$)	**1.10**	1.00

9 每股盈利

每股盈利乃按股東應佔溢利港幣三十五億八千一百萬元(二零零三年：港幣十三億零一百萬元)。

每股盈利乃按年內已發行股份之加權平均數2,190,347,374股(二零零三年：已發行股份2,188,460,160股)計算。已攤薄每股盈利則按2,191,793,568股股份(即年內已發行股份之加權平均數加上在全部尚餘之購股權獲行使時將視作以無償方式發行之1,446,194股股份之加權平均數)計算，(二零零三年：由於年內全部尚餘之購股權在行使時並無攤薄每股盈利，故並無展示已攤薄每股盈利數字)。

9 Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$3,581 million (2003: HK$1,301 million).

The basic earnings per share is based on the weighted average number of 2,190,347,374 shares in issue during the year (2003: 2,188,460,160 shares in issue). The diluted earnings per share is based on 2,191,793,568 shares which is the weighted average number of shares in issue during the year plus the weighted average number of 1,446,194 shares deemed to be issued at no consideration if all outstanding options had been exercised (2003: No diluted earnings per share is presented as the exercise of all the options outstanding during the year has no dilutive effect on the earnings per share).

10 董事酬金

10 Directors' Emoluments

以港幣百萬元計算	*in HK$ million*	集團 Group 2004	2003
袍金	Fees	**2.9**	1.8
薪金	Salaries	**8.9**	10.4
花紅	Bonuses	**103.1**	83.3
		114.9	95.5

董事酬金分析如下：

The directors' emoluments are analysed as follows:

酬金範圍	Emoluments Bands	董事人數 Number of directors 2004	2003
港幣0 元至港幣 1,000,000元	HK$0 – HK$1,000,000	**6**	6
港幣1,500,001 元至港幣 2,000,000元	HK$1,500,001 – HK$2,000,000	**2**	4
港幣2,000,001 元至港幣 2,500,000元	HK$2,000,001 – HK$2,500,000	**2**	–
港幣3,000,001 元至港幣 3,500,000元	HK$3,000,001 – HK$3,500,000	**–**	1
港幣3,500,001 元至港幣 4,000,000元	HK$3,500,001 – HK$4,000,000	**–**	1
港幣5,500,001 元至港幣 6,000,000元	HK$5,500,001 – HK$6,000,000	**1**	–
港幣9,000,001 元至港幣 9,500,000元	HK$9,000,001 – HK$9,500,000	**–**	1
港幣9,500,001 元至港幣10,000,000元	HK$9,500,001 – HK$10,000,000	**1**	–
港幣13,000,001元至港幣13,500,000元	HK$13,000,001 – HK$13,500,000	**–**	1
港幣14,000,001元至港幣14,500,000元	HK$14,000,001 – HK$14,500,000	**1**	–
港幣15,500,001元至港幣16,000,000元	HK$15,500,001 – HK$16,000,000	**–**	1
港幣19,500,001元至港幣20,000,000元	HK$19,500,001 – HK$20,000,000	**1**	1
港幣23,000,001元至港幣23,500,000元	HK$23,000,001 – HK$23,500,000	**–**	1
港幣25,500,001元至港幣26,000,000元	HK$25,500,001 – HK$26,000,000	**1**	–
港幣30,000,001元至港幣30,500,000元	HK$30,000,001 – HK$30,500,000	**1**	–

年內，獨立非執行董事之酬金為港幣一百四十萬元（二零零三年：港幣七十萬元）。

Emoluments paid to independent non-executive directors during the year amounted to HK$1.4 million (2003: HK$0.7 million).

年內，本集團最高薪酬之五位人士皆為董事，其酬金亦已包括在上述分析內。

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

年內，本公司若干董事獲本公司根據中信泰富股份獎勵計劃二零零零授予7,600,000股購股權（二零零三年：無）。

During the year, 7,600,000 share options were granted (2003: Nil) to certain directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

11 退休福利

在獲得極大部份成員同意下，中信泰富已於二零零三年八月一日起停止向集團在香港的主要退休計劃中信集團退休計劃(「退休計劃」)供款。退休計劃已成為封閉式基金，並繼續由一名獨立信託人根據信託契約及條例細則管理。

所有退休計劃之成員已改為參加中信集團強制性公積金計劃(「強積金計劃」)——員工可選擇參加富達退休集成信託計劃或恒生強積金精選計劃。強積金計劃之供款連同僱主自願供款中所沒收之金額，將根據各集成信託計劃之條款及細則管理。

退休計劃及強積金計劃之資產，均由各計劃之獨立信託人所管理之基金分開持有。

中國及其他地區之員工的退休福利乃基於當地法例要求而制定。

11 Retirement Benefits

With the consent of the majority of its members, the Group ceased making contributions to The CITIC Group Retirement Plan ('ORSO Plan'), one of its principal retirement schemes in Hong Kong, with effect from 1 August 2003. The ORSO Plan will be operated as a closed fund and continue to be managed by an independent trustee according to the provisions of the Trust Deed and Rules.

All ORSO Plan members were enrolled onto the CITIC Group Mandatory Provident Fund Scheme ('MPF Scheme') – with a choice of either the Fidelity Retirement Master Trust or the Hang Seng Mandatory Provident Fund – SuperTrust. Contributions to the MPF Scheme as well as forfeited amounts derived from the employer voluntary contributions are administered in accordance with the terms and provisions of the master trusts.

Assets of the ORSO Plan and the MPF Scheme are held separately in funds under the custody of the respective trustees.

Retirement benefits for employees in China and other locations are based primarily on local manadatory requirements.

12 固定資產

12 Fixed Assets

a 集團

a Group

以港幣百萬元計算	in HK$ million	投資物業 Investment properties	自用物業 Self-used properties	待發展之物業 Properties held for development	行車隧道 Vehicular tunnel	機器 Plant and machinery	其他(附註iii) Others (Note iii)	總額 Total
成本或估值	*Cost or valuation*							
二零零四年一月一日	At 1 January 2004	7,923	3,611	713	1,983	2,237	2,417	18,884
兌換調整	Exchange adjustments	11	7	–	–	4	10	32
添置	Additions							
透過收購附屬公司	through acquisition of subsidiary companies	–	–	–	–	954	17	971
其他方式	others	1	559	1,224	9	551	666	3,010
出售	Disposals							
透過出售附屬公司	through disposal of subsidiary companies	–	(29)	–	–	(33)	(23)	(85)
其他方式	others	(1)	(15)	(230)	–	(40)	(85)	(371)
重估盈餘	Revaluation surplus	181	–	–	–	–	–	181
重新分類	Reclassification	–	32	–	–	196	(228)	–
減值虧損	Impairment loss	–	–	–	–	–	(1)	(1)
二零零四年十二月三十一日	At 31 December 2004	8,115	4,165	1,707	1,992	3,869	2,773	22,621
累積折舊	*Accumulated depreciation*							
二零零四年一月一日	At 1 January 2004	–	665	–	622	824	1,247	3,358
兌換調整	Exchange adjustments	–	2	–	–	1	3	6
本年度折舊	Charge for the year	–	76	–	92	215	234	617
因出售撥回	Written back on disposals							
透過出售附屬公司	through disposal of subsidiary companies	–	(11)	–	–	(14)	(10)	(35)
其他方式	others	–	(7)	–	–	(22)	(58)	(87)
二零零四年十二月三十一日	At 31 December 2004	–	725	–	714	1,004	1,416	3,859
賬面淨值	*Net book value*							
二零零四年十二月三十一日	At 31 December 2004	8,115	3,440	1,707	1,278	2,865	1,357	18,762
二零零三年十二月三十一日	At 31 December 2003	7,923	2,946	713	1,361	1,413	1,170	15,526
上述資產之成本或估值分析如下：	*The analysis of cost or valuation of the above assets is as follows:*							
成本	At cost	–	4,165	1,707	1,992	3,869	2,773	14,506
專業估值－二零零四年	At professional valuation – 2004	8,115	–	–	–	–	–	8,115
		8,115	4,165	1,707	1,992	3,869	2,773	22,621

12 固定資產續

12 Fixed Assets *continued*

附註：

i) 除投資物業外，在固定資產內已撥充資本之利息總額為港幣一千萬元（二零零三年：港幣二千五百萬元）。

ii) 於二零零四年十二月三十一日，本集團部份自用物業及機器，總賬面額為港幣四億九千七百萬元（二零零三年：無），用作本集團其中一間附屬公司、一間相關公司及第三方銀行信貸之抵押。

iii) 其他固定資產包括交通設備、貨運駁船、電腦裝備、電訊設備、汽車、傢俬、裝置及設備。

Note:

i) Interest capitalised in fixed assets other than investment properties amounts to HK$10 million (2003: HK$25 million).

ii) As at 31 December 2004, certain of the Group's self-used properties and plant and machinery with the aggregate carrying value of HK497 million (2003: Nil) were pledged to secure banking facilities granted to a subsidiary, a related company of the Group and a third party.

iii) Other fixed assets comprise traffic equipment, cargo lighters, computer installations, telecommunications equipment, motor vehicles, furniture, fixtures and equipment.

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2004**	2003
按業務劃分之添置分析	*Analysis of additions by business*		
基礎設施	Civil Infrastructure	**12**	5
信息業	Communications	**141**	117
特種鋼鐵業	Special Steel Manufacturing	**2,407**	545
物業	Property	**1,248**	109
銷售及分銷	Marketing & Distribution	**167**	180
其他	Others	**1**	2
企業營運	Corporate	**5**	5
		3,981	963
按地理區域劃分之添置分析	*Analysis of additions by geographical area*		
香港	Hong Kong	**868**	212
中國	Mainland China	**3,080**	702
日本及其他	Japan & Others	**33**	49
		3,981	963
按業務劃分之折舊分析	*Analysis of depreciation by business*		
基礎設施	Civil Infrastructure	**96**	70
信息業	Communications	**86**	74
特種鋼鐵業	Special Steel Manufacturing	**254**	211
物業	Property	**42**	44
銷售及分銷	Marketing & Distribution	**126**	117
企業營運	Corporate	**13**	12
		617	528
按業務劃分之減值虧損分析	*Analysis of impairment loss by business*		
信息業	Communications	**1**	–

12 固定資產續

12 Fixed Assets *continued*

b 公司

b Company

以港幣百萬元計算	*in HK$ million*	汽車、設備、傢俬及裝置 Motor vehicles, equipment, furniture and fixtures
成本	*Cost*	
二零零四年一月一日	At 1 January 2004	**95**
添置	Additions	**4**
二零零四年十二月三十一日	At 31 December 2004	**99**
累積折舊	*Accumulated depreciation*	
二零零四年一月一日	At 1 January 2004	**55**
本年度折舊	Charge for the year	**11**
二零零四年十二月三十一日	At 31 December 2004	**66**
賬面淨值	*Net book value*	
二零零四年十二月三十一日	At 31 December 2004	**33**
二零零三年十二月三十一日	At 31 December 2003	40

c 本集團物業之年期如下：

c The tenure of the properties of the Group is as follows:

以港幣百萬元計算	*in HK$ million*	投資物業 Investment properties	自用物業 Self-used properties	待發展之物業 Properties held for development	總額 Total
租約物業	*Leasehold properties held*				
香港	*in Hong Kong*				
超過50年之租約	Leases of over 50 years	**601**	**24**	**–**	**625**
10至50年之租約	Leases of between 10 to 50 years	**2,995**	**2,200**	**924**	**6,119**
少於10年之租約	Leases of less than 10 years	**–**	**76**	**–**	**76**
中國	*in mainland China*				
超過50年之租約	Leases of over 50 years	**950**	**–**	**622**	**1,572**
10至50年之租約	Leases of between 10 to 50 years	**3,300**	**1,626**	**161**	**5,087**
海外物業	*Properties held overseas*				
永久業權	Freehold	**269**	**239**	**–**	**508**
		8,115	**4,165**	**1,707**	**13,987**

12 固定資產續

12 Fixed Assets *continued*

d 物業估值

本集團之投資物業已由獨立估值師於二零零四年十二月三十一日按公開市值標準重新估值。獨立認可估值師之詳情如下：

d Property Valuation

The Group's investment properties have been independently revalued on an open market value basis as at 31 December 2004. The details of the independent qualified valuers are as follows:

物業位於	Properties located in	估值師	Valuers
香港及上海	Hong Kong and Shanghai	萊坊國際物業顧問	Knight Frank
日本	Japan		Tekko Building Co., Limited

e 本集團持作營業租約用途以產生租金收入之固定資產及於流動資產項目下之待售物業如下：

e Fixed assets and properties held for sale under current assets of the Group let under operating leases to generate rental income are as follows:

以港幣百萬元計算	*in HK$ million*	投資物業 Investment properties	自用物業 Self-used properties	其他固定資產 Other fixed assets	固定資產總額 Fixed assets total	待售物業 Properties held for sale
成本或估值	Cost or valuation	**8,115**	**23**	**293**	**8,431**	**316**
累積折舊	Accumulated depreciation	**–**	**(3)**	**(122)**	**(125)**	**–**
賬面淨值	Net book value					
二零零四年十二月三十一日	at 31 December 2004	**8,115**	**20**	**171**	**8,306**	**316**
本年度折舊	Depreciation charges for the year	**–**	**–**	**26**	**26**	**–**

13 附屬公司

13 Subsidiary Companies

以港幣百萬元計算	*in HK$ million*	公司 Company 2004	2003
非上市股份，按成本減去減值虧損	Unlisted shares, at cost less impairment losses	**169**	169
附屬公司欠負金額	Amounts due by subsidiary companies	**45,814**	41,627
欠附屬公司金額	Amounts due to subsidiary companies	**(6,916)**	(7,297)
		39,067	34,499

主要附屬公司資料載於賬目附註30。

Particulars of the principal subsidiary companies are shown in Note 30.

14 共同控制實體 14 Jointly Controlled Entities

以港幣百萬元計算	in HK$ million	集團 Group 2004	2003
所佔資產淨值	Share of net assets	**5,850**	2,893
商譽（附註17）	Goodwill (Note 17)	**208**	168
共同控制實體欠負之貸款（附註b）	Loans due from jointly controlled entities (Note b)	**1,932**	1,159
欠負共同控制實體之貸款（附註b）	Loans due to jointly controlled entities (Note b)	**(138)**	(135)
		7,852	4,085

以港幣百萬元計算	in HK$ million	公司 Company 2004	2003
非上市股份成本	Unlisted shares, at cost	**789**	270
共同控制實體欠負之貸款	Loans due from jointly controlled entities	**660**	–
欠負共同控制實體之貸款	Loans due to jointly controlled entities	**(135)**	(133)
		1,314	137

附註：

a. 共同控制實體中香港西區隧道有限公司（「西隧」），該公司之財政年度結算日為七月三十一日，與本集團之結算日不同。西隧之業績已按其由二零零四年一月一日至二零零四年十二月三十一日期間之管理賬目以權益法入賬。

b. 除在共同控制實體欠負之貸款內約港幣七億八千三百萬元（二零零三年：欠負共同控制實體之貸款約港幣一千一百萬元）為免息貸款外，其餘共同控制實體欠負及欠負共同控制實體之貸款均按市場利率計息。該等貸款並沒有固定之還款期。

c. 主要共同控制實體資料載於賬目附註30。

Note:

a. Included in jointly controlled entities is Western Harbour Tunnel Company Limited ('WHTCL') whose year end is 31 July which is not coterminous with the Group. The results of WHTCL has been equity accounted for based on its management accounts for the period from 1 January 2004 to 31 December 2004.

b. Loans due from jointly controlled entities and loans due to jointly controlled entities are interest bearing at market rates except for an amount of approximately HK$783 million (2003: HK$11million loans from jointly controlled entities) loans to jointly controlled entities, which are non-interest bearing. These loans have no fixed repayment terms.

c. Particulars of the principal jointly controlled entities are shown in Note 30.

15 聯營公司

15 Associated Companies

以港幣百萬元計算	*in HK$ million*	集團 Group 2004	2003
所佔資產淨值	Share of net assets	**14,361**	15,058
商譽(附註17)	Goodwill (Note 17)	**1,825**	1,856
		16,186	16,914
聯營公司欠負之貸款(附註b)	Loans due from associated companies (Note b)	**5,501**	5,917
欠負聯營公司之貸款(附註b)	Loans due to associated companies (Note b)	**(25)**	(26)
		21,662	22,805
投資成本	*Investment at cost*		
非上市股份	Unlisted shares	**6,142**	5,194
香港上市股份	Shares listed in Hong Kong	**8,591**	8,591
		14,733	13,785
上市股份之市值	Market value of listed shares	**12,632**	12,675

15 聯營公司續

15 Associated Companies *continued*

以港幣百萬元計算	in HK$ million	公司 Company 2004	2003
投資成本	*Investment at cost*		
非上市股份	Unlisted shares	**1,245**	303
香港上市股份	Shares listed in Hong Kong	**931**	931
		2,176	1,234
聯營公司欠負之貸款	Loans due from associated companies	**2,586**	2,623
欠負聯營公司之貸款	Loans due to associated companies	**(19)**	(21)
		4,743	3,836
上市股份之市值	Market value of listed shares	**1,053**	1,056

年內從聯營公司獲取之股息收入如下：

Dividend income from associated companies during the year is as follows:

以港幣百萬元計算	in HK$ million	集團 Group 2004	2003
上市聯營公司	Listed associated companies	**558**	266
非上市聯營公司	Unlisted associated companies	**326**	242
		884	508

附註：

a. *聯營公司中香港興業有限公司(「香港興業」)，該公司之財政年度結算日為三月三十一日，與本集團之結算日不同。香港興業之業績已按其由二零零四年一月一日至二零零四年十二月三十一日期間之管理賬目以權益法入賬。*

b. *除在聯營公司欠負之貸款內約港幣二千五百萬元(二零零三年：港幣三千三百萬元)為免息貸款外，其餘聯營公司欠負及欠負聯營公司之貸款均按市場利率計息。該等貸款並無固定還款期。*

c. *主要聯營公司資料載於賬目附註30。*

Note:

a. *Included in associated companies is Hong Kong Resort Company Limited ('HKR') whose year end is 31 March which is not coterminous with the Group. The results of HKR has been equity accounted for based on its management accounts for the period from 1 January 2004 to 31 December 2004.*

b. *Loans due from associated companies and loans due to associated companies are interest bearing at market rates except for an amount of approximately HK$25 million (2003: HK$33 million) loans to associated companies, which are non-interest bearing. These loans have no fixed repayment terms.*

c. *Particulars of the principal associated companies are shown in Note 30.*

16 投資

16 Investments

以港幣百萬元計算	in HK$ million	集團 Group 2004	2003
合作合營公司	*Co-operative joint ventures*		
非上市投資成本	Unlisted investments, at cost	**1,317**	1,437
合作合營公司欠款	Amounts due by co-operative joint ventures	**57**	116
		1,374	1,553
減：攤銷	Less: Amortisation	**(673)**	(613)
		701	940
上市投資成本	*Listed investments, at cost*		
於海外上市股份	Shares listed in overseas	**374**	–
非上市投資	*Unlisted investments*		
股份成本	Shares, at cost	**70**	108
加：預付款項	Add: Advances made	**19**	25
		89	133
減：減值虧損	Less: Impairment	**(40)**	(40)
		49	93
減：已收款項	Less: Advances received	**(3)**	(6)
		46	87
		1,121	1,027
上市股份之市值	Market value of listed shares	**680**	–

攤銷為發電之投資攤銷。

Amortisation represents amortisation of investment in Power.

主要合作合營公司資料載於賬目附註30。

Particulars of the principal co-operative joint ventures are shown in Note 30.

17 商譽

17 Goodwill

以港幣百萬元計算	in HK$ million	附屬公司 Subsidiary companies	共同控制實體 Jointly controlled entities	聯營公司 Associated companies
正商譽	**Positive Goodwill**			
成本	*Cost*			
二零零四年一月一日，重前所列	At 1 January 2004, as previously reported	**298**	**185**	**3,629**
抵扣於二零零四年一月一日累積攤銷	Eliminated with accumulated amortisation at 1 January 2004	**(40)**	**(17)**	**(1,773)**
重列	As restated	**258**	**168**	**1,856**
添置	Addition	**14**	**40**	**–**
出售	Disposal	**–**	**–**	**(31)**
二零零四年十二月三十一日	At 31 December 2004	**272**	**208**	**1,825**
累積攤銷	*Accumulated amortisation*			
二零零四年一月一日，重前所列	At 1 January 2004 as previously reported	**40**	**17**	**1,773**
抵扣於二零零四年一月一日成本	Eliminated with cost at 1 January 2004	**(40)**	**(17)**	**(1,773)**
重列	As restated	**–**	**–**	**–**
賬面淨值	*Net book value*			
二零零四年十二月三十一日	At 31 December 2004	**272**	**208**	**1,825**
成本	*Cost*			
二零零三年一月一日及十二月三十一日	At 1 January and 31 December 2003	298	185	3,629
累積攤銷	*Accumulated amortisation*			
二零零三年一月一日	At 1 January 2003	28	7	1,593
本年度攤銷	Amortisation for the year	12	10	180
二零零三年十二月三十一日	At 31 December 2003	40	17	1,773
賬面淨值	*Net book value*			
二零零三年十二月三十一日	At 31 December 2003	258	168	1,856
負商譽	**Negative Goodwill**			
成本	*Cost*			
二零零四年一月一日，重前所列	At 1 January 2004, as previously reported	**(35)**	**–**	**–**
根據香港財務報告準則第3號過渡安排之撤回確認	Derecognised pursuant to transitional arrangement of HKFRS No. 3	**35**	**–**	**–**
二零零四年一月一日，重列及二零零四年十二月三十一日	At 1 January 2004, as restated and 31 December 2004	**–**	**–**	**–**

18 存貨

於二零零四年十二月三十一日，按可變現淨值列賬之存貨賬面值為港幣六億八千七百萬元（二零零三年：港幣五億六千八百萬元）。

18 Inventories

At 31 December 2004, the carrying amount of inventories that are carried at net realisable value amounted to HK$687 million (2003: HK$568 million).

19 應收賬項、應收賬款、按金及預付款項

19 Debtors, Accounts Receivable, Deposits and Prepayments

		集團 Group		公司 Company	
以港幣百萬元計算	*in HK$ million*	**2004**	2003	**2004**	2003
應收貿易賬項	*Trade debtors*				
一年內	Within 1 year	**1,754**	1,954	**–**	–
一年以上	Over 1 year	**179**	527	**–**	–
		1,933	2,481	**–**	–
應收賬款 按金及預付款項	Accounts receivable, deposits and prepayments	**2,255**	1,767	**98**	79
		4,188	4,248	**98**	79

附註：

i) 應收貿易賬項已扣除撥備；到期日按發票日期分類。

ii) 各營業單位均按照本身情況製訂明確之信貸政策。

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) The Group has a defined credit policy for the respective business units.

20 應付賬項、應付賬款、按金及應付款項

20 Creditors, Accounts Payable, Deposits and Accruals

		集團 Group		公司 Company	
以港幣百萬元計算	*in HK$ million*	**2004**	2003	**2004**	2003
應付貿易賬項	*Trade creditors*				
一年內	Within 1 year	**1,608**	1,723	**–**	–
一年以上	Over 1 year	**94**	413	**–**	–
		1,702	2,136	**–**	–
應付賬款、按金及應付款項	Accounts payable, deposits and accruals	**3,040**	1,840	**73**	58
		4,742	3,976	**73**	58

21 股本

21 Share Capital

		每股面值港幣0.40元之股份數目 Number of shares of HK$0.40 each	港幣百萬元 HK$ million
法定	*Authorised*		
二零零三年及二零零四年十二月三十一日	At 31 December 2003 and 2004	3,000,000,000	1,200
已發行並繳足	*Issued and fully paid*		
二零零四年一月一日	At 1 January 2004	2,188,460,160	875
根據購股權計劃而發行股份	Issue of shares pursuant to the Plan	3,580,000	2
二零零四年十二月三十一日	At 31 December 2004	2,192,040,160	877

年底後之變動：

由二零零五年一月一日至本報告日期，本公司根據購股權計劃所授出之購股權因獲行使，故本公司發行及配發合共20,000股及50,000股股份，行使價分別為每股港幣18.20元及港幣19.90元。

Changes subsequent to the year end:

Since 1 January 2005 to the date of this report, the Company issued and allotted a total of 20,000 shares at HK$18.20 per share and 50,000 shares at HK$19.90 per share upon the exercise of share options which were granted under the Plan.

購股權計劃：

根據在二零零零年五月三十一日採納之中信泰富股份獎勵計劃二零零零(「該計劃」)，董事會可邀請本公司或其任何附屬公司之任何董事、行政人員或僱員接納可認購本公司股份之購股權，而每接納該項邀請則須支付港幣1元。認購價由董事會釐定，價格最少為以下各項之較高者：(i)本公司股份在授出購股權日期於聯交所日報表上所列之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價；及(iii)本公司股份面值。根據該計劃可授出購股權所涉及之最高股份數目，不得超過下列其中一項之10%(以較低者為準)：(i)本公司不時之已發行股本；或(ii)在採納該計劃日期本公司之已發行股本。

Share Option Plan:

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiary companies to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

21 股本續

由採納該計劃後，本公司曾分別於二零零二年五月二十八日及二零零四年十一月一日授出兩批購股權。在二零零二年五月二十八日，根據該計劃授出合共可認購11,550,000股本公司股份之購股權，佔已發行股本0.53%，行使價為每股港幣18.20元。本公司股份在緊接授出購股權日期前之收市價為港幣18.10元。在二零零四年十一月一日，根據該計劃授出合共可認購12,780,000股本公司股份之購股權，佔已發行股本0.58%，行使價為每股港幣19.90元。本公司股份在緊接授出購股權日期前之收市價為港幣19.90元。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部份行使。所有授出之購股權已獲接納；於截至二零零四年十二月三十一日止期間內，概無予以註銷或作廢。

未行使之購股權流量變動：

21 Share Capital *continued*

Since adoption of the Plan, the Company have granted two lots of share options on 28 May 2002 and 1 November 2004 respectively. On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$18.10. On 1 November 2004 options to subscribe for a total of the 12,780,000 shares in the Company representing 0.58% of the issued share capital, at the exercise price of HK$19.90 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$19.90. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were cancelled or lapsed in the period up to 31 December 2004.

Movements in options outstanding comprise:

		股份數目 Number of shares	
		2004	2003
一月一日	At 1 January	**11,550,000**	11,550,000
年內授出之購股權	Options granted during the year	**12,780,000**	–
年內獲行使之購股權	Options exercised during the year	**(3,580,000)**	–
十二月三十一日	At 31 December	**20,750,000**	11,550,000

年內獲行使之購股權詳情：

Details of share options exercised during the year:

時期	Period	行使價 Exercise price 港幣元 HK$	股份數目 Number of shares **2004**	2003
二零零四年一月十二日至十二月十六日	12 January to 16 December 2004	18.20	**1,980,000**	–
二零零四年十一月八日至十一月三十日	8 November to 30 November 2004	19.90	**1,600,000**	–
			3,580,000	–

本集團並無提前採納新香港財務報告準則第2號「以股份為基礎的支付」，有關準則於二零零五年一月一日或之後會計年度方開始生效。因此，於截至二零零四年十二月三十一日止年度的賬目內並未有為員工購股權計劃而確認成本，本集團將由二零零五年一月一日或以後開始之會計年度採納香港財務報告準則第2號的要求。

The Group has not early adopted the new HKFRS No. 2 'Share Based Payment' which is effective for accounting periods beginning on or after 1 January 2005. Thus, no employee stock option cost is recognised in the accounts for the year ended 31 December 2004. The Group will follow the requirement of HKFRS No. 2 for accounting periods commencing on or after 1 January 2005.

22 儲備

22 Reserves

a 集團

a Group

以港幣百萬元計算 in HK$ million	股份溢價 Share premium	資本贖回儲備 Capital redemption reserve	資本儲備 Capital reserve	投資物業重估儲備 Investment property revaluation reserve	滙率波動儲備 Exchange fluctuation reserve	普通儲備 General reserve	保留溢利 Retained profits	總額 Total
二零零三年一月一日，重前所列 At 1 January 2003, as previously reported	24,782	19	1,053	847	159	142	14,661	41,663
往年數字調整 Prior year adjustment								
一間附屬公司少報之銷售成本 Understatement of cost of sales of a subsidiary company	–	–	–	–	–	–	(50)	(50)
重列 As restated	24,782	19	1,053	847	159	142	14,611	41,613
所佔聯營公司儲備 Share of reserves of associated companies	–	–	–	(242)	(342)	–	–	(584)
因出售之商譽回撥 Goodwill written back on disposal	–	–	11	–	–	–	–	11
商譽之減值虧損 Impairment loss on goodwill	–	–	26	–	–	–	–	26
物業重估產生之虧絀 Deficit on revaluation of properties	–	–	–	(87)	–	–	–	(87)
外幣換算差額 Exchange translation differences	–	–	–	5	(11)	–	–	(6)
撥自溢利 Transfer from profits	–	–	–	–	–	40	(40)	–
股東應佔溢利 Profit attributable to shareholders	–	–	–	–	–	–	1,301	1,301
股息（附註8） Dividends (Note 8)	–	–	–	–	–	–	(4,377)	(4,377)
二零零三年十二月三十一日 At 31 December 2003	24,782	19	1,090	523	(194)	182	11,495	37,897
代表 Representing								
二零零三年十二月三十一日已計入建議末期股息 At 31 December 2003 after proposed final dividend								36,365
建議二零零三年末期股息 2003 Final dividend proposed								1,532
								37,897
由下列公司保留之款項 Retained by								
本公司及附屬公司 Company and subsidiary companies	24,782	19	1,085	–	6	164	7,099	33,155
共同控制實體 Jointly controlled entities	–	–	2	–	–	15	412	429
聯營公司 Associated companies	–	–	3	523	(200)	3	3,984	4,313
	24,782	19	1,090	523	(194)	182	11,495	37,897

22 儲備 續

22 Reserves *continued*

a 集團 續

a Group *continued*

以港幣百萬元計算 *in HK$ million*	股份溢價 Share premium	資本贖回儲備 Capital redemption reserve	資本儲備/(商譽) Capital reserve / (Goodwill)	投資物業重估儲備 Investment property revaluation reserve	滙率波動儲備 Exchange fluctuation reserve	普通儲備 General reserve	保留溢利 Retained profits	總額 Total
二零零四年一月一日,重前所列 At 1 January 2004, as previously reported	24,782	19	1,090	523	(194)	182	11,549	37,951
提早採納最新香港財務報告準則第3號(附註1c) Early adoption of new HKFRS No. 3 (Note 1c)	–	–	(3,589)	–	–	–	1,429	(2,160)
往年數字調整 Prior year adjustments								
一間附屬公司少報之銷售成本 Understatement of cost of sales of a subsidiary company	–	–	–	–	–	–	(54)	(54)
所佔聯營公司溢利確認之改變 Share of associated company for change in profit recognition	–	–	–	–	–	–	(64)	(64)
重列 As restated	24,782	19	(2,499)	523	(194)	182	12,860	35,673
所佔聯營公司儲備 Share of reserves of associated companies	–	–	–	1	(131)	–	–	(130)
所佔共同控制實體儲備 Share of reserves of jointly controlled entity	–	–	–	–	–	11	–	11
外幣換算差額 Exchange translation differences	–	–	–	–	2	–	–	2
根據購股權計劃發行股份 Issue of shares pursuant to the Plan	66	–	–	–	–	–	–	66
因出售回撥儲備 Reserves written back on disposal	–	–	5	–	(2)	(2)	–	1
撥自溢利 Transfer from profits	–	–	–	–	–	53	(53)	–
股東應佔溢利 Profit attributable to shareholders	–	–	–	–	–	–	3,581	3,581
股息(附註8) Dividends (Note 8)	–	–	–	–	–	–	(2,189)	(2,189)
二零零四年十二月三十一日 At 31 December 2004	24,848	19	(2,494)	524	(325)	244	14,199	37,015
代表 *Representing*								
二零零四年十二月三十一日已計入建議末期股息 At 31 December 2004 after proposed final dividend								35,261
建議二零零四年末期股息 2004 Final dividend proposed								1,754
								37,015
由下列公司保留之款項 *Retained by*								
本公司及附屬公司 Company and subsidiary companies	24,848	19	(2,494)	–	6	226	8,881	31,486
共同控制實體 Jointly controlled entities	–	–	–	–	–	15	660	675
聯營公司 Associated companies	–	–	–	524	(331)	3	4,658	4,854
	24,848	19	(2,494)	524	(325)	244	14,199	37,015

22 儲備*續*

22 Reserves *continued*

a 集團*續*

a Group *continued*

附註：

滙率波動儲備包括本集團佔國泰航空之滙兑儲備。如會計政策第1q段所述，倘國泰航空已採納香港會計準則第11號，本集團截至二零零四年十二月三十一日止年度之損益賬應已減少港幣一億三千一百萬元（二零零三年：港幣三億四千二百萬元）。

Note :

The exchange fluctuation reserve included the Group's share of the exchange reserve of Cathay Pacific. As set out in accounting policies No.1(q), the Group's profit and loss account for the year ended 31 December 2004 would have decreased by HK$131 million (2003: HK$342 million) had SSAP No.11 been adopted by Cathay Pacific.

b 公司

b Company

以港幣百萬元計算	*in HK$ million*	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	保留溢利 Retained profits	總額 Total
二零零三年一月一日	At 1 January 2003	19	24,782	12,888	37,689
年內可供分派溢利（附註7）	Profit for the year available for distribution (Note 7)	–	–	2,905	2,905
股息（附註8）	Dividends (Note 8)	–	–	(4,377)	(4,377)
二零零三年十二月三十一日	At 31 December 2003	19	24,782	11,416	36,217
代表	*Representing*				
二零零三年十二月三十一日已計入建議末期股息	At 31 December 2003 after proposed final dividend				34,685
建議二零零三年末期股息	2003 Final dividend proposed				1,532
					36,217

以港幣百萬元計算	*in HK$ million*	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	保留溢利 Retained profits	總額 Total
二零零四年一月一日	At 1 January 2004	**19**	**24,782**	**11,416**	**36,217**
根據購股權計劃發行股份	Issue of shares pursuant to the Plan	**–**	**66**	**–**	**66**
年內可供分派溢利（附註7）	Profit for the year available for distribution (Note 7)	**–**	**–**	**1,300**	**1,300**
股息（附註8）	Dividends (Note 8)	**–**	**–**	**(2,189)**	**(2,189)**
二零零四年十二月三十一日	At 31 December 2004	**19**	**24,848**	**10,527**	**35,394**
代表	*Representing*				
二零零四年十二月三十一日已計入建議末期股息	At 31 December 2004 after proposed final dividend				**33,640**
建議二零零四年末期股息	2004 Final dividend proposed				**1,754**
					35,394

22 儲備續

b 公司續

根據香港公司條例第79B條計算之本公司可供分派儲備，於二零零四年十二月三十一日為港幣一百零五億二千七百萬元（二零零三年：港幣一百一十四億一千六百萬元）。

22 Reserves *continued*

b Company *continued*

Distributable reserves of the Company at 31 December 2004, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$10,527 million (2003: HK$11,416 million).

23 長期借款

23 Long Term Borrowings

a

		集團 Group		公司 Company	
以港幣百萬元計算	*in HK$ million*	**2004**	2003	**2004**	2003
銀行貸款	*Bank loans*				
無抵押	unsecured	**9,522**	5,554	**8,322**	4,571
有抵押	secured	**108**	65	**–**	–
		9,630	5,619	**8,322**	4,571
其他貸款	*Other loans*				
無抵押	unsecured	**4,290**	4,290	**780**	780
		13,920	9,909	**9,102**	5,351
一年內到期之貸款 列入流動負債內	Amounts repayable within one year included under current liabilities	**(151)**	(256)	**(27)**	(26)
		13,769	9,653	**9,075**	5,325

附註：

i) 本集團無須於五年內完全償還之銀行貸款及其他貸款為港幣四十七億三千三百萬元（二零零三年：港幣三十五億一千萬元）。

ii) 本公司發行一億美元於二零零六年屆滿之票據（「票據」）。該票據享有與本公司其他債務同等之收款權利，票據利息將每隔半年期末支付，年息為7.37%。票據將於二零零六年二月十五日到期，本公司提早償還者除外。

iii) 於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協議發行及出售本金額共值四億五千萬美元之7.625%保證票據（「保證票據」）予投資者，以便為本公司之債務進行再融資及撥作一般營運資金。該等保證票據將於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

iv) 除保證票據外，銀行貸款及其他貸款須於二零一零年或之前全部償還，息率按市場利率計算。

v) 於二零零四年十二月三十一日，本集團若干存貨及應收賬款合共賬面值港幣四千一百萬元（二零零三年：港幣五千三百萬元），用作本集團若干附屬公司貸款及銀行信貸之抵押。

Note:

i) Bank loans and other loans of the Group not wholly repayable within five years amounted to HK$4,733 million (2003: HK$3,510 million).

ii) The Company has issued a US$100,000,000 Senior Note due 2006 (the 'Notes'). The Notes will rank in right of payment pari passu to all other indebtedness of the Company. Interest on the Notes is payable semi-annually in arrears at 7.37% per annum. The Notes will mature on 15 February 2006 unless previously prepaid by the Company.

iii) On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

iv) Bank loans and other loans, other than the Guaranteed Notes, are fully repayable up to 2010 and bear interest at the prevailing market rate.

v) As at 31 December 2004, certain of the Group's inventories and accounts receivable with the aggregate carrying value of HK$41 million (2003: HK$53 million) were pledged to secure loans and banking facilities granted to certain subsidiary companies of the Group.

23 長期借款*續*

23 Long Term Borrowings *continued*

b 本集團及本公司之長期負債到期情況如下：

b The maturity of the Group's and the Company's long term liabilities is as follows:

		集團 Group		公司 Company	
以港幣百萬元計算	*in HK$ million*	**2004**	2003	**2004**	2003
銀行貸款之償還期	*Bank loans are repayable*				
一年內	in the first year	**151**	256	**27**	26
二年內	in the second year	**834**	650	**154**	133
三至五年內（包括首尾兩年）	in the third to fifth years inclusive	**7,422**	4,713	**6,918**	4,412
五年後	after the fifth year	**1,223**	–	**1,223**	–
		9,630	5,619	**8,322**	4,571
其他貸款之償還期	*Other loans are repayable*				
一年內	in the first year	**–**	–	**–**	–
二年內	in the second year	**780**	–	**780**	–
三至五年內（包括首尾兩年）	in the third to fifth years inclusive	**–**	780	**–**	780
五年後	after the fifth year	**3,510**	3,510	**–**	–
		4,290	4,290	**780**	780
		13,920	9,909	**9,102**	5,351

24 遞延稅項

a 集團

遞延稅項乃根據臨時差額按負債法及主要稅率17.5%（二零零三年：17.5%）全數計算。年內，在綜合資產負債表確認之遞延稅項（資產）及負債連同有關變動如下：

24 Deferred Taxation

a Group

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2003: 17.5%). The components of deferred tax (assets) and liabilities recognised in the consolidated balance sheet and the movements during the year is as follows:

以港幣百萬元計算 *in HK$ million*	超出有關折舊之折舊免稅額 Depreciation allowances in excess of related depreciation **2004**	 2003	虧損 Losses **2004**	 2003	其他 Others **2004**	 2003	總額 Total **2004**	 2003
遞延稅項來自 *Deferred tax arising from*								
一月一日 At 1 January	**293**	263	**(90)**	(71)	**37**	44	**240**	236
兌換調整 Exchange adjustment	**2**	4	**–**	–	**2**	4	**4**	8
扣除自／（撥入）重估儲備 Charged / (Credited) to revaluation reserve	**–**	–	**–**	–	**2**	(1)	**2**	(1)
扣除自／（撥入）綜合損益賬 Charged / (Credited) to consolidation profit and loss account	**–**	26	**(6)**	(19)	**(1)**	(10)	**(7)**	(3)
十二月三十一日 At 31 December	**295**	293	**(96)**	(90)	**40**	37	**239**	240

以港幣百萬元計算	*in HK$ million*	**2004**	2003
在綜合資產負債表確認之遞延稅項資產淨額	Net deferred tax assets recognised on the consolidated balance sheet	**(94)**	(85)
在綜合資產負債表確認之遞延稅項負債淨額	Net deferred tax liabilities recognised on the consolidated balance sheet	**333**	325
		239	240

24 遞延稅項續

24 Deferred Taxation *continued*

b 並未確認之遞延稅項資產

本集團並未對以下項目之遞延稅項資產進行確認：

b Deferred Tax Assets Unrecognised

The Group has not recognised deferred tax assets in respect of the following items:

以港幣百萬元計算	*in HK$ million*	集團 Group 2004	2003
可扣減臨時差額	Deductible temporary difference	**60**	68
稅項虧損	Tax losses	**3,730**	4,050
應課稅臨時差額	Taxable temporary difference	**(674)**	(605)
		3,116	3,513

以港幣百萬元計算	*in HK$ million*	公司 Company 2004	2003
可扣減臨時差額	Deductible temporary difference	**11**	10
稅項虧損	Tax losses	**339**	335
應課稅臨時差額	Taxable temporary difference	**–**	(3)
		350	342

附註：

在若干稅務地區合共港幣二億零六百萬元（二零零三年：港幣二億一千三百萬元）之可扣減臨時差額及稅項虧損將於未來五年作廢。根據現時稅務條例，其餘金額並無作廢期限。

Note:

Deductible temporary differences and tax losses in certain tax jurisdictions of HK$206 million (2003: HK$213 million) will expire within the next five years. The rest of the amount does not expire under current tax legislation.

c 並未確認之遞延稅項負債

在二零零四年十二月三十一日，附屬公司之尚未分派溢利所涉及之臨時差額為港幣七億一千五百萬元（二零零三年：港幣六億一千七百萬元）。鑑於本公司控制該等附屬公司之股息政策，而該等附屬公司亦已決定在可見將來極可能不派發溢利，導致並未確認可能因分派該等保留溢利所產生稅項而涉及之遞延稅項負債港幣一億四千五百萬元（二零零三年：港幣一億二千六百萬元）。

c Deferred Tax Liabilities Not Recognised

At 31 December 2004, temporary differences relating to the undistributed profits of subsidiaries amounted to HK$715 million (2003: HK$617 million). Deferred tax liabilities of HK$145 million (2003: HK$126 million) have not been recognised in respect of the tax that would be payable on the distribution of these retained profits as the company controls the dividend policy of these subsidiaries and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

25 資本承擔

25 Capital Commitments

以港幣百萬元計算	in HK$ million	集團 Group 2004	2003
已批准但未簽約（附註）	Authorised but not contracted for (Note)	**1,159**	2
已簽約但未撥備（附註）	Contracted but not provided for (Note)	**3,370**	1,963

以港幣百萬元計算	in HK$ million	公司 Company 2004	2003
已簽約但未撥備	Contracted but not provided for	**1,229**	610

附註：

本集團已批准但未簽約及已簽約但未撥備之資本承擔涉及機器、物業及設備，分別為港幣十一億五千九百萬元（二零零三年：港幣二百萬元）及港幣二十億八千七百萬元（二零零三年：港幣六億三千一百萬元）。已簽約但未撥備之承擔餘額為投資於航空項目港幣一千八百萬元（二零零三年：六億七千六百萬元），於發電項目港幣十一億零八百萬元（二零零三年：五億四千六百萬元）及其他項目港幣一億五千七百萬元（二零零三年：港幣一億一千萬元）。

Note:

The capital commitments of authorised but not contracted for and contracted but not provided for of the Group in respect of plant, property and equipment amount to HK$1,159 million (2003: HK$2 million) and HK$2,087 million (2003: HK$631 million) respectively. The balance of contracted but not provided for represents amount committed for investments in aviation of HK$18 million (2003: HK$676 million), power generation of HK$1,108 million (2003: HK$546 million) and others of HK$157 million (2003: HK$110 million).

26 營業租約承擔

26 Operating Lease Commitments

於十二月三十一日，本集團日後根據不可撤銷之營業租約必須支付之最低租約付款總額如下：

The future aggregate minimum lease payments under non-cancellable operating leases at 31 December are as follows:

以港幣百萬元計算	in HK$ million	集團 Group 2004	2003	公司 Company 2004	2003
物業承擔	*Properties commitments*				
一年內	Within 1 year	**88**	93	**6**	16
一年後但五年內	After 1 year but within 5 years	**103**	102	**–**	6
五年後	After 5 years	**32**	24	**–**	–
		223	219	**6**	22
其他承擔	*Other commitments*				
一年內	Within 1 year	**38**	35	**–**	–
一年後但五年內	After 1 year but within 5 years	**66**	25	**–**	–
五年後	After 5 years	**54**	14	**–**	–
		158	74	**–**	–
		381	293	**6**	22

27 或然負債

a 本公司連同香港西區隧道有限公司(「西隧」)其他實益股東同意共同及個別向香港特別行政區政府提供擔保,保證西隧可於約港幣七十五億元之預算內建成西區海底隧道(「隧道」),包括由隧道開始運作後至發出保養證明書之前所需之維修費用。隧道於一九九七年四月完成,總成本約為港幣六十八億元(尚待發出保養證明書)。

就根據上述擔保而提出之任何索償,西隧之實益股東已同意按各自於西隧所佔之最終擁有權比例攤分有關索償金額及彼等因此而須承擔之一切成本、費用及支出。

b 本公司為其一間全資附屬公司發行之四億五千萬美元保證票據提供擔保。

c 本公司為吉林新力熱電有限公司之人民幣五億七千一百萬元貸款及七千萬美元貸款提供最高達60%之個別擔保。

d 本公司就一間銀行授予本公司一間附屬公司之港幣三億三千二百萬元貸款提供最高達79.998%之個別擔保。

e 本公司就一間銀行授予本公司一間附屬公司之港幣三億元貸款提供最高達79.998%之個別擔保。

f 本公司為一間附屬公司之人民幣六億元銀行信貸(於二零零四年十二月三十一日已被提用之金額為人民幣三億元)提供擔保。

27 Contingent Liabilities

a The Company together with other beneficial shareholders of Western Harbour Tunnel Company Limited ('WHTCL') have agreed jointly and severally to guarantee the Government of the Hong Kong Special Administrative Region that WHTCL will complete the Western Harbour Crossing ('Crossing') within budget of approximately HK$7.5 billion including repair costs to be incurred after the operation date of the Crossing but before the issuance of the Maintenance Certificate. The Crossing was completed in April 1997 with total cost of approximately HK$6.8 billion, pending the issuance of the Maintenance Certificate.

The beneficial shareholders of WHTCL have agreed that in relation to any claim made or asserted under the aforesaid guarantee, as between themselves, the total of all liabilities in respect of a claim thereunder and of all costs, charges and expenses suffered or incurred by any of them resulting therefrom or attributable thereto shall be shared by them in proportion to their respective ultimate ownership in WHTCL.

b The Company has provided a guarantee on the US$450 million Guaranteed Notes issued by a wholly owned subsidiary of the Company.

c The Company has provided a several guarantee of up to 60% to support loan facilities of RMB571 million and US$70 million to Jilin Xinli Power Cogeneration Co., Ltd.

d The Company has provided a several guarantee of up to 79.998% to support a loan facility of up to HK$332 million granted by a bank to a subsidiary of the Company.

e The Company has provided a several guarantee of up to 79.998% to support loan facilities of HK$300 million granted by a bank to a subsidiary of the Company.

f The Company has provided a guarantee to support a banking facility of RMB600 million (RMB300 million was utilised as at 31 December 2004) to a subsidiary of the Company.

27 或然負債續

g 湖北新冶鋼有限公司，本公司佔95%權益的附屬公司，為一間相關公司大冶特殊鋼股份有限公司之人民幣十一億二千萬元銀行信貸及冶鋼集團之公司之人民幣一億二千三百萬元銀行信貸提供擔保。湖北新冶鋼有限公司亦以資產抵押支持大冶特殊鋼股份有限公司之人民幣一億三千一百萬元銀行信貸及冶鋼集團一間公司之人民幣二億九千四百萬元銀行信貸。

27 Contingent Liabilities *continued*

g Hubei Xin Yegang Co. Ltd., a 95% owned subsidiary of the Company, has provided guarantees to support banking facilities of up to RMB1,120 million to a related company, Daye Special Steel Co., Ltd., and banking facilities of up to RMB123 million to Daye Steel Group companies. Hubei Xin Yegang Co., Ltd. has also pledged assets to support banking facilities of up to RMB131 million to Daye Special Steel Co. Ltd., and banking facilities of up to RMB294 million to a Daye Steel Group company.

28 比較數字

比較數字已根據現行的呈報方式作出調整。

28 Comparative Figures

Comparative figures have been adjusted to conform with the current presentation.

29 批核賬目

本賬目已於二零零五年三月十五日獲董事會批核。

29 Approval of Accounts

The accounts were approved by the Board of Directors on 15 March 2005.

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司

下列乃董事會認為主要影響本集團之業績及資產淨值之本集團主要附屬公司、共同控制實體、聯營公司及合作合營公司。董事會認為詳列所有附屬公司資料會使本報表過於冗長。

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures

The following are the principal subsidiary companies, jointly controlled entities, associated companies and co-operative joint ventures of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of all companies would in the opinion of the directors result in particulars of excessive length.

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料[1] Particulars of issued shares[1] 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
發電 **Power Generation**							
共同控制實體 *Jointly controlled entities*							
淮北國安電力有限公司(收購日期：二零零四年十月二十七日) Huaibei Guoan Power Company Ltd. (Date of acquisition: 27 October 2004)	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	12.5	–	12.5	–	–	建設、擁有及經營電廠及發電與銷售電力 Building, possession and operation of power plant and sale of electricity
內蒙古豐泰發電有限公司 Inner Mongolia Fengtai Electric Power Generation Company Limited	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	35	–	35	–	–	火力發電廠之經營及管理 Coal-fired power station operation and management
江陰利港發電股份有限公司 Jiangyin Ligang Electric Power Generation Company Limited	中華人民共和國 外商投資股份制企業* People's Republic of China Foreign investment stock company*	54.31	–	54.31	1,170,000,000	人民幣1元 RMB1	發電站建築及經營 Electric power plant construction and operation

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
吉林新力熱電有限公司 Jilin Xinli Power Cogeneration Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	60	–	60	–	–	火力熱電廠之建設、經營及相關業務 Coal-fired co-generation power plant construction and operation and related business
開封新力發電有限公司§ Kaifeng Xinli Power Generation Co., Ltd.§	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	火力發電廠之經營 Coal-fired power station operation
新力能源開發有限公司（前稱新力能源開發公司）（收購日期：二零零四年三月十五日） Sunburst Energy Development Co., Ltd. (Formerly Sunburst Energy Development Inc.) (Date of acquisition: 15 March 2004)	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	65	–	65	–	–	投資控股 Investment holding
偉融投資有限公司§ Widewin Investments Limited§	英屬處女羣島 British Virgin Islands	50	–	50	–	–	投資控股 Investment holding
無錫太湖抽水蓄能電力有限公司 Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	70	–	70	–	–	抽水蓄能電站之籌建 Pumped storage hydraulic power plant construction

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點 / 主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
江陰利電能源材料有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	54.31	–	54.31	–	–	煤炭相關業務及提供電力設備的檢修和技術服務 Coal related businesses and provision of maintenance and technical services for electrical appliances
聯營公司 *Associated companies*							
北方聯合電力有限責任公司 North United Power Corporation	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	20	20	–	–	–	投資控股及電熱力生產供應及相關業務 Investment holding and generation of electricity and heat and related businesses
合作合營公司 *Co-operative joint ventures*							
江蘇利港電力有限公司(「利港」)(附註a) Jiangsu Ligang Electric Power Company Limited ('Ligang') (Note a)	中華人民共和國 合作合營公司* People's Republic of China Co-operative joint venture*	56.31	–	56.31	–	–	發電站建築及經營 Electric power plant construction and operation
鄭州新力電力有限公司(「新力」)(附註b) Zhengzhou Xinli Electric Power Co., Ltd. ('Xinli') (Note b)	中華人民共和國 合作合營公司* People's Republic of China Co-operative joint venture*	50	–	50	–	–	發電站建築及經營 Electric power plant construction and operation

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
隧道 Tunnels							
附屬公司 Subsidiary companies							
新香港隧道有限公司 New Hong Kong Tunnel Company Limited	香港 Hong Kong	70.8	–	70.8	75,000,000	港幣10元 HK$10	隧道經營 Tunnel operation
共同控制實體 Jointly controlled entities							
Eastern Harbour Crossing Company Limited§	香港 Hong Kong	50	–	50	–	–	隧道經營 Tunnel operation
香港隧道及高速公路管理有限公司 Hong Kong Tunnels and Highways Management Company Limited	香港 Hong Kong	35	–	35	–	–	管理、經營及保養海底隧道 Management, operation and maintenance of the Cross Harbour Tunnel
香港西區隧道有限公司§ Western Harbour Tunnel Company Limited§	香港 Hong Kong	35	–	35	–	–	以專營權方式興建及經營西區海底隧道 Franchise to construct and operate the Western Harbour Crossing

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點/主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
環境保護 **Environmental**							
共同控制實體 *Jointly controlled entities*							
衡業廢物轉運有限公司 Ecoserve Limited	香港 Hong Kong	50	–	50	–	–	設計、興建及經營廢物轉運站 Design, construction and operation of refuse transfer station
聯營公司 *Associated companies*							
衡和化學廢料處理有限公司 Enviropace Limited	香港 Hong Kong	20	–	20	–	–	設計、興建、經營及管理化學廢料處理廠 Design, construction, operation and management of chemical waste treatment plant
翠谷工程有限公司 Green Valley Landfill, Limited	香港 Hong Kong	30	–	30	–	–	興建及經營廢物堆填區 Landfill construction and operation
南華廢物轉運有限公司 South China Transfer Limited	香港 Hong Kong	30	–	30	–	–	設計、興建及經營廢物轉運站 Design, construction and operation of transfer station
上海老港生活垃圾處置有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	30	–	30	–	–	設計、興建及經營廢物堆填區 Design, construction and operation of landfill

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
信息業 **Communications**							
附屬公司 *Subsidiary companies*							
AAA Internet Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供互聯網服務及廣告代理 Provision of internet services and advertising agency
亞太互聯網交換中心有限公司（前稱Market Dynamic Holdings Limited） Asia Pacific Internet Exchange Limited (Formerly Market Dynamic Holdings Limited)	香港 Hong Kong	75	–	75	100,000	港幣1元 HK$1	提供互聯網服務 Provision of internet services
華奧星空（北京）信息技術有限公司 China Interactive Sports Technology Company Limited	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	提供體育相關網上服務 Provision of sports related online services
中信概念1616有限公司 CITIC Concept 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供電訊服務 Provision of telecommunications services
中信顧問服務1616有限公司 CITIC Consultancy 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供電訊顧問服務 Provision of telecommunications consultancy services

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司 續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
中信數據1616有限公司 CITIC Data 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供數據傳輸服務 Provision of data transmission services
中信移動服務1616有限公司（前稱俊勵有限公司） CITIC Mobile Services 1616 Limited (Formerly Invest Network Limited)	香港 Hong Kong	100	–	100	1	港幣1元 HK$1	提供電訊服務 Provision of telecommunications services
中信網絡1616有限公司 CITIC Networks 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供電訊服務 Provision of telecommunications services
中信泰富信息科技有限公司 CITIC Pacific Communications Limited	百慕達 Bermuda	100	–	100	100,000	港幣1元 HK$1	投資控股 Investment holding
中信電訊1616有限公司 CITIC Telecom 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供國際電訊服務 Provision of international telecommunications services
中信系統1616有限公司 CITIC TeleSoft 1616 Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	提供軟件開發工程 Provision of software development services
CPCNet Hong Kong Limited	香港 Hong Kong	100	–	100	394,866,986	港幣1元 HK$1	提供互聯網服務 Provision of internet services
CPCNet Japan株式會社 CPCNet Japan Limited	日本 Japan	100	–	100	10,000	1,000日圓 JPY1,000	提供互聯網服務 Provision of internet services

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
CPCNet澳門有限公司 CPCNet Macau Limited	澳門 Macau	100	–	100	不適用 N/A	不適用 N/A	提供互聯網及電子商貿服務 Provision of internet and e-commerce services
CPCNet Singapore Private Limited	新加坡 Singapore	100	–	100	2	1新加坡元 S$1	提供互聯網服務 Provision of internet services
大連泰富數碼科技有限公司（重組日期：二零零四年四月二十一日） Dalian CP Digital Technology Co., Ltd. (Date of re-organisation: 21 April 2004)	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	73.30	–	73.30	不適用 N/A	不適用 N/A	寬頻網絡及相關業務 Broadband network and related businesses
Data Communication Services Limited	香港 Hong Kong	100	–	100	1,000 38,000,000‡	港幣1元 港幣1元 HK$1 HK$1	提供電訊設備 Provision of telecommunications equipment
世界通電腦資訊有限公司 Global Link Information Services Limited	香港 Hong Kong	100	–	100	300,000	港幣10元 HK$10	提供互聯網服務 Provision of internet services
香港天網有限公司 Vision Network Limited	香港 Hong Kong	100	–	100	2,250,000	港幣1元 HK$1	提供互聯網服務 Provision of internet services
寰航有限公司 World Navigation Limited	香港 Hong Kong	100	–	100	1,000 2,000,000‡	港幣1元 港幣1元 HK$1 HK$1	提供國際電訊服務 Provision of international telecommunications services

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司 續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
廣州市泰富信通技術有限公司	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	提供互聯網增值服務 Provision of internet value added services
廣州市泰富信通科技有限公司	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	提供互聯網增值服務 Provision of internet value added services
共同控制實體 *Jointly controlled entities*							
中信國安有限公司 CITIC Guoan Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	投資控股 Investment holding
聯營公司 *Associated companies*							
澳門電訊有限公司 Companhia de Telecomunicacoes de Macau S.A.R.L.	澳門 Macau	20	20	–	–	–	電訊傳訊服務 Telecommunications services

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
航空 Aviation							
共同控制實體 Jointly controlled entities							
中國國際貨運航空有限公司 Air China Cargo	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	25	25	–	–	–	國際、國內航空貨運及相關地面服務 Operation of international and domestic air-cargo services and related ground services
聯營公司 Associated companies							
國泰航空有限公司# Cathay Pacific Airways Limited#	香港 Hong Kong	25.498	2.124	23.374	–	–	航空及有關服務 Airlines and related services
港龍航空有限公司 Hong Kong Dragon Airlines Limited	香港 Hong Kong	28.50	–	28.50	–	–	航空業務 Aviation
Swire Aviation Limited	香港 Hong Kong	33.33	–	33.33	–	–	持有香港空運貨站有限公司之10%實際權益 Investment in Hong Kong Air Cargo Terminals Limited with 10% effective interest

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
銷售與分銷 **Marketing & Distribution**							
附屬公司 *Subsidiary companies*							
安達貿易株式會社 Adachi Trading Company Limited	日本 Japan	100	–	100	250	50,000日圓 JPY50,000	汽車零件貿易 Trader of motor vehicle spare parts
合信汽車有限公司 Confidence Motors Limited	香港 Hong Kong	100	–	100	1,000	港幣100元 HK$100	汽車經銷商 Motor vehicle distributor
大聯合零件銷售中心有限公司 Consolidated Parts & Accessories Sales Centre Limited	香港 Hong Kong	100	–	100	1,000	港幣100元 HK$100	汽車零件貿易 Trader of motor vehicle spare parts
大昌貿易行(加拿大)有限公司 Dah Chong Hong (Canada) Ltd.	加拿大 Canada	100	–	100	650,000	加幣1元 CAN$1	一般進出口及投資控股 General import/ export and investment holding
大昌－港龍機場地勤設備服務有限公司 Dah Chong Hong – Dragonair Airport GSE Service Limited	香港 Hong Kong	70	–	70	10,000	港幣1元 HK$1	提供機場地勤儀器維修服務 Provision of airport ground support equipment maintenance services

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
大昌貿易行工程有限公司 Dah Chong Hong (Engineering) Limited	香港 Hong Kong	100	–	100	100,000	港幣100元 HK$100	工程服務 Engineering services
大昌行集團有限公司(前稱大昌貿易行集團有限公司) Dah Chong Hong Holdings Limited	香港 Hong Kong	100	–	100	21,031,837	港幣10元 HK$10	投資控股 Investment holding
大昌貿易行有限公司 Dah Chong Hong, Limited	香港 Hong Kong	100	–	100	50,000	港幣1,000元 HK$1,000	投資控股；進出口及零售食品、電器用品及其他產品 Investment holding; general importers, retailers and exporters dealing in foodstuffs, electrical appliances and other products
株式會社大昌貿易行 Dah Chong Hong (Japan) Limited	日本 Japan	100	–	100	480,000	1,000日圓 JPY1,000	食品、汽車及成衣進出口；物業投資及投資控股 Importer and exporter of foodstuffs, motor vehicles and garments; property investment and investment holding
大昌貿易行汽車(中國)有限公司 Dah Chong Hong Motors (China) Limited	香港 Hong Kong	100	–	100	20,000	港幣100元 HK$100	投資控股 Investment holding

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
大昌行(汽車租賃服務)有限公司 Dah Chong Hong (Motor Leasing) Limited	香港 Hong Kong	100	–	100	10,000	港幣10元 HK$10	汽車租賃 Motor leasing
大昌貿易行汽車服務中心有限公司 Dah Chong Hong (Motor Service Centre) Limited	香港 Hong Kong	100	–	100	2,000	港幣100元 HK$100	汽車維修服務 Motor vehicle repairing and servicing
大昌貿易行汽車(日產－中國)有限公司 Dah Chong Hong Motors (Nissan – China) Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	汽車經銷商 Motor vehicle distributor
大昌貿易行(新加坡)私人有限公司 Dah Chong Hong Trading (Singapore) Pte. Ltd.	新加坡 Singapore	100	–	100	3,500,000	1新加坡元 S$1	投資控股及食品貿易 Investment holding and trading of foodstuffs
大昌－港龍航材支援有限公司 DAS Aviation Support Limited	香港 Hong Kong	70	–	70	10,000	港幣1元 HK$1	空運設備及有關零件經銷商 Distributor of air cargo equipment and related spare parts
大昌－港龍空運設備有限公司 DAS Nordisk Limited	香港 Hong Kong	49	–	49	10,000	港幣1元 HK$1	空運貨櫃維修保養服務及有關零件銷售 Repairs and maintenance services for air cargo containers and sale of related spare parts

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
大昌行飲品拓展有限公司 DCH Beverage Solutions Limited	香港 Hong Kong	100	–	100	60,000	港幣10元 HK$10	貿易 Trading
大昌行物流有限公司 DCH Logistics Company Limited	香港 Hong Kong	100	–	100	10,000	港幣10元 HK$10	提供倉儲及運輸服務 Provision of warehouse and transportation services
大昌貿易行汽車（賓利）有限公司 DCH Motors (Bentley) Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	汽車經銷商 Motor vehicle distributor
DCH Motors Ltd.	加拿大 Canada	100	–	100	100	加幣1元 CAN$1	汽車經銷商 Motor vehicle distributor
合威汽車有限公司 Epic Motors Limited	香港 Hong Kong	100	–	100	22,000	港幣10元 HK$10	汽車經銷商 Motor vehicle distributor
紳迪汽車機械有限公司 Gentech Vehicle Engineering Limited	香港 Hong Kong	100	–	100	166,000	港幣1元 HK$1	經銷特種用途汽車 Trading of special function vehicles
合泰汽車有限公司 Harmony Motors Limited	香港 Hong Kong	100	–	100	1,000	港幣100元 HK$100	汽車經銷商 Motor vehicle distributor
合誠汽車有限公司 Honest Motors, Limited	香港 Hong Kong	100	–	100	3,000	港幣1,000元 HK$1,000	汽車經銷商 Motor vehicle distributor

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點/主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
捷高汽車零件行有限公司 Japan Auto Parts Company Limited	香港 Hong Kong	100	–	100	1,000	港幣100元 HK$100	汽車零件貿易 Trader of motor vehicle spare parts
江門大昌慎昌工業開發有限公司 Jiangmen Dah Chong Hong – Sims Industrial Development Limited	中華人民共和國 People's Republic of China	100	–	100	不適用 N/A	不適用 N/A	興建及發展工業廠房及倉庫 Construction and development of industrial factories and warehouses
合朗汽車有限公司 Metro Motors Limited	香港 Hong Kong	100	–	100	3,000,000	港幣1元 HK$1	汽車經銷商 Motor vehicle distributor
合迪汽車有限公司 Premium Motors Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	汽車經銷商 Motor vehicle distributor
合德汽車有限公司 Regal Motors, Limited	香港 Hong Kong	100	–	100	2,000	港幣100元 HK$100	汽車經銷商 Motor vehicle distributor
合群汽車有限公司 Reliance Motors, Limited	香港 Hong Kong	100	–	100	3,000	港幣1,000元 HK$1,000	汽車經銷商 Motor vehicle distributor
慎昌有限公司 Sims Trading Company Limited	香港 Hong Kong	100	–	100	3,000	港幣100元 HK$100	批發 Wholesaling

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司 *續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
上海大昌行食品工業有限公司 Shanghai DCH Food Industries Ltd.	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	食品加工及貿易 Food processing and trading
合眾汽車私人有限公司 Triangle Auto Pte Ltd	新加坡 Singapore	100	–	100	3,000,000	1新加坡元 S$1	汽車經銷商 Motor vehicle distributor
合眾汽車有限公司 Triangle Motors Limited	香港 Hong Kong	100	–	100	30,000	港幣100元 HK$100	汽車經銷商 Motor vehicle distributor
合眾汽車(中國)有限公司 Triangle Motors (China) Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	投資控股及汽車貿易 Investment holding and trading of motor vehicles
全太國際有限公司 Twin Tiger International Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	貿易 Trading
江門大昌慎昌食品加工倉儲有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	90	–	90	不適用 N/A	不適用 N/A	食品加工及物流服務 Processing of food products and provision of logistics services

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
共同控制實體 *Jointly controlled entities*							
資生堂大昌行化粧品有限公司 Shiseido Dah Chong Hong Cosmetics Limited	香港 Hong Kong	50	–	50	–	–	化粧品貿易 Trading in cosmetic products
聯營公司 *Associated companies*							
歐圖中國有限公司[§] Alto China Limited[§]	香港 Hong Kong	50	–	50	–	–	分銷音響器材及零件 Distributor of audio equipment and components
上海雙滙大昌泰森有限公司[§] Shanghai Shineway DCH Tyson Co., Ltd.[§]	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	22	–	22	–	–	生產及出售肉類及有關食品 Production and selling of meat and related food products
偉德利(香港)實業國際有限公司 Victory (HK) Industries International Company Limited	香港 Hong Kong	20	–	20	–	–	銷售及分銷家庭電器 Sales and distribution of household electrical appliances

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
物業 **Property**							
附屬公司 *Subsidiary companies*							
加文有限公司 Admarch Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資 Property investment
加文物業管理有限公司 Admarch Property Management Company, Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業管理 Property management
Borgia Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資 Property investment
百匯中心管理有限公司 Broadway Centre Property Management Company Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業管理 Property management
金醇發展有限公司 Campbellton Development Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業發展 Property development
貴地有限公司 Famous Land Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業投資 Property investment
Glenridge Company Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資 Property investment
Goldenburg Properties Limited	香港 Hong Kong	70	–	70	1,000	港幣10元 HK$10	物業投資 Property investment
恒聯昌置業有限公司 Hang Luen Chong Investment Company, Limited	香港 Hong Kong	100	–	100	80,000	港幣100元 HK$100	物業投資 Property investment

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
恒聯昌物業管理有限公司 Hang Luen Chong Property Management Company, Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業管理 Property management
恒華昌置業有限公司 Hang Wah Chong Investment Company Limited	香港 Hong Kong	100	–	100	50,000	港幣100元 HK$100	物業投資 Property investment
Lindenford Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資 Property investment
領星投資有限公司 Neostar Investment Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業投資 Property investment
超儀有限公司 Pacific Grace Limited	香港 Hong Kong	100	–	100	2	港幣1元 HK$1	物業投資 Property investment
上海雄華置業有限公司 Shanghai Super Property Co., Ltd.	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	物業投資及管理 Property investment and management
Tendo Limited	香港 Hong Kong	100	–	100	2	港幣10元 HK$10	物業投資及管理 Property investment and management
裕林貨倉凍房有限公司 Yee Lim Godown & Cold Storage Limited	香港 Hong Kong	100	–	100	1,000,000	港幣1元 HK$1	經營凍房貨倉 Operate a dry and cold storage godown

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司*續*

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
上海中信泰富廣場有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	80	–	80	不適用 N/A	不適用 N/A	物業投資及管理 Property investment and management
上海老西門新苑置業有限公司	中華人民共和國 中外合作經營企業* People's Republic of China Sino-foreign co-operative joint venture*	100	–	100	不適用 N/A	不適用 N/A	物業發展 Property development
無錫太湖景發展有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	70	–	70	不適用 N/A	不適用 N/A	運動健身服務 Sports related services
無錫太湖苑置業有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	70	–	70	不適用 N/A	不適用 N/A	物業投資及發展 Property investment and development
無錫太湖美生態環保有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	70	–	70	不適用 N/A	不適用 N/A	環境保護 Environmental protection

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
聯營公司 *Associated companies*							
中信大廈管理有限公司 CITIC Tower Property Management Company Limited	香港 Hong Kong	40	–	40	–	–	物業管理 Property management
又一城控股有限公司§ Festival Walk Holdings Limited§	香港 Hong Kong	50	–	50	–	–	物業投資 Property investment
金蓬投資有限公司 Goldon Investment Limited	香港 Hong Kong	40	–	40	–	–	物業投資 Property investment
香港興業有限公司§ Hong Kong Resort Company Limited§	香港 Hong Kong	50	–	50	–	–	物業發展 Property development
Kido Profits Limited	英屬處女羣島／香港 British Virgin Islands / Hong Kong	15	–	15	–	–	物業發展 Property development
康富達有限公司§ Shinta Limited§	香港 Hong Kong	20	–	20	–	–	物業投資 Property investment
新港置業有限公司§ Sun Kong Investment Company, Limited§	香港 Hong Kong	40	–	40	–	–	物業發展 Property development

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
工業製造 **Industrial Manufacturing**							
附屬公司 *Subsidiary companies*							
江陰興澄特種鋼鐵有限公司 Jiangyin Xingcheng Special Steel Works Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	79.47	–	79.47	不適用 N/A	不適用 N/A	鋼鐵生產 Steel making
江陰興澄鋼材有限公司 Jiangyin Xingcheng Steel Products Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	80	–	80	不適用 N/A	不適用 N/A	鋼鐵生產 Steel making
江陰興澄儲運有限公司 Jiangyin Xingcheng Storage and Transportation Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	80	–	80	不適用 N/A	不適用 N/A	裝卸業務 Loading and unloading business
江蘇泰富興澄特殊鋼有限公司（前稱江蘇泰富興澄特殊鋼股份有限公司） Jiangsu CP Xingcheng Special Steel Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	77.37	–	77.37	不適用 N/A	不適用 N/A	鋼鐵生產 Steel making
無錫興澄鋼材有限公司 Wuxi Xingcheng Steel Products Co., Ltd.	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	80	–	80	不適用 N/A	不適用 N/A	生產及銷售黑色金屬材料 Production and sale of ferrous metal materials

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	面值 Par value	主要業務 Principal activities
江陰泰富興澄特種材料有限公司	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	78.82	–	78.82	不適用 N/A	不適用 N/A	生產和銷售熱裝鐵水及相關產品 Production and sale of hot iron and the related products
湖北新冶鋼有限公司（收購日期：二零零四年十月十五日） Hubei Xin Yegang Co., Ltd. (Date of acquisition: 15 October 2004)	中華人民共和國 中外合資經營企業* People's Republic of China Sino-foreign equity joint venture*	95	–	95	不適用 N/A	不適用 N/A	鋼鐵生產 Steel making

財務
Finance

附屬公司
Subsidiary companies

名稱 Name	註冊成立地點 Place of incorporation	集團應佔 %	本公司 %	附屬公司 %	股份數目	面值	主要業務
CITIC Pacific Finance (2001) Limited	英屬處女群島 British Virgin Islands	100	100	–	1,000	1美元 US$1	融資安排 Financing
Idealand Investment Inc.	巴拿馬共和國 Republic of Panama	100	–	100	100	1美元 US$1	融資安排 Financing

聯營公司
Associated companies

名稱 Name	註冊成立地點 Place of incorporation	集團應佔 %	本公司 %	附屬公司 %	股份數目	面值	主要業務
Cheer First Limited[§]	香港 Hong Kong	40	–	40	–	–	融資安排 Financing
Treasure Trove Limited	香港 Hong Kong	50	–	50	–	–	融資安排 Financing
滙昌財務有限公司 Way Chong Finance Limited	香港 Hong Kong	50	–	50	–	–	提供租購及租賃融資 Provision of hire purchase and leasing finance

30 主要附屬公司、共同控制實體、聯營公司及合作合營公司續

30 Principal Subsidiary Companies, Jointly Controlled Entities, Associated Companies and Co-operative Joint Ventures *continued*

名稱 Name	註冊成立地點／主要營運地點 法人類別* Place of incorporation / Principal place of operation Kind of legal entity*	集團應佔 % Attributable to the Group %	持有股權 Interest in equity shares held by 本公司 % Company %	 附屬公司 % Subsidiary %	已發行股份資料† Particulars of issued shares† 股份數目 No. of shares	 面值 Par value	主要業務 Principal activities
其他 **Others**							
附屬公司 *Subsidiary companies*							
中信泰富（中國）投資有限公司 CITIC Pacific China Holdings Limited	中華人民共和國 外商獨資企業* People's Republic of China Wholly foreign-owned enterprise*	100	–	100	不適用 N/A	不適用 N/A	投資控股 Investment holding
上海滬信東倉儲有限公司	中華人民共和國 中外合作經營企業* People's Republic of China Sino-foreign co-operative joint venture*	100	–	100	不適用 N/A	不適用 N/A	物流配套發展 Logistic development
共同控制實體 *Jointly controlled entities*							
中信資本市場控股有限公司 CITIC Capital Markets Holdings Limited	香港 Hong Kong	50	–	50	–	–	投資控股 Investment holding

附註：

(a) 利港之第一期及第二期均作為本集團之合作合營公司入賬，因為本集團於該等項目之權益將會在上述發電站投產後分別滿十五年及二十年時歸中華人民共和國之合營夥伴所有。故此，該等投資項目之業績僅計算已收及應收股息，並已減去攤銷款額。

(b) 新力作為本集團之合作合營公司入賬，因為本集團於該等項目之權益將會在第三台機組投產後滿十五年時歸中華人民共和國之鄭州市建設投資公司所有。故此，該投資項目之業績僅計算已收及應收股息，並已減去攤銷款額。

† *除另有指明外，指普通股份。*

‡ *無投票權遞延股份－此等股份之權利、特權及限制列載於有關公司之組織章程細則內。*

§ *於二零零四年十二月三十一日在本公司及其附屬公司的擔保下獲得財務資助及信貸的連繫公司。*

本集團之主要聯營公司國泰航空有限公司已公佈賬目之摘要載於第165及166頁。

Note :

(a) Ligang Phase I and II are accounted for as a co-operative joint venture of the Group as the Group's interests therein will revert to the joint venture partners in the People's Republic of China after fifteen years and twenty years respectively from the date on which the electricity generators became operational. Accordingly their results are accounted for to the extent of dividends received and receivable, less amounts amortised.

(b) Xinli is accounted for as a co-operative joint venture of the Group as the Group's interest therein will revert to Zhengzhou Construction Investment Co. in the People's Republic of China after fifteen years from the date on which the third unit commenced commercial operation. Accordingly its results are accounted for to the extent of dividends received and receivable, less amounts amortised.

† *Represented ordinary shares, unless otherwise stated.*

‡ *Non-voting deferred shares – the rights, privileges and restrictions of which are set out in the Articles of Association of the respective company.*

§ *The above companies are the affiliated companies have been given to financial assistance and guarantees given for facilities granted by the Company and/or its subsidiary company as at 31 December 2004.*

Extracts from the published accounts of Cathay Pacific Airways Limited, a significant associated company of the Group, are shown on pages 165 and 166.

核數師報告
Auditors' Report

致中信泰富有限公司
(於香港註冊成立之有限公司)全體股東

本核數師已完成審核第86至第162頁的賬目，該等賬目乃按照香港普遍採納的會計原則編製(刊於第105頁之會計政策附註第1(q)段所闡釋者除外)。

Auditors' report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 86 to 162 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy Note 1(q) on page 105.

董事及核數師各自的責任

香港公司條例規定董事須編製真實兼公平的賬目。在編製該等真實兼公平的賬目時，董事必須採用適當的會計政策，並且貫徹應用該等會計政策。

本核數師的責任是根據審核的結果，對該等賬目作出獨立意見，並按照香港公司條例第141條僅向整體股東報告。除此之外本報告別無其他目的。本核數師不會就本報告內容向任何其他人士負上或承擔任何責任。

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見的基礎

本核數師已按照香港會計師公會所頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關的憑證，亦包括評審董事於編製賬目時所作出的重大估計和判斷，所採用的會計政策是否適合 貴公司與 貴集團的具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需的資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理的確定。在作出意見時，本核數師亦已評估該賬目所載的資料在整體上是否足夠。本核數師相信，我們的審核工作已為下列意見提供合理的基礎。

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

意見

本核數師認為，上述的賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零四年十二月三十一日結算時的財務狀況，及 貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例妥為編製。

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
執業會計師

香港，二零零五年三月十五日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15 March 2005

國泰航空有限公司已公佈賬目之摘要
Extract from Published Accounts of Cathay Pacific Airways Limited

a 綜合損益賬 — a Consolidated Profit and Loss Account

截至二零零四年十二月三十一日止年度 for the year ended 31 December 2004

以港幣百萬元計算	in HK$ million	2004	2003
營業額	**Turnover**		
客運服務	Passenger services	**26,407**	18,663
貨運服務	Cargo services	**11,395**	9,913
航空飲食及其他服務	Catering and other services	**1,263**	1,002
營業總額	**Total Turnover**	**39,065**	29,578
開支	**Expenses**		
員工	Staff	**(8,842)**	(8,035)
航線	Route	**(6,890)**	(5,416)
燃料	Fuel	**(7,836)**	(5,236)
飛機維修	Aircraft maintenance	**(3,784)**	(2,856)
折舊及營業租賃	Depreciation and operating leases	**(5,170)**	(4,860)
佣金	Commissions	**(529)**	(400)
其他	Others	**(767)**	(550)
營業開支	**Operating Expenses**	**(33,818)**	(27,353)
營業溢利	**Operating Profit**	**5,247**	2,225
財務支出	Finance charges	**(1,628)**	(1,807)
財務收入	Finance income	**1,045**	1,187
財務支出淨額	Net finance charges	**(583)**	(620)
應佔聯屬公司溢利	Share of profits of associated companies	**356**	151
除稅前溢利	**Profit before Tax**	**5,020**	1,756
稅項	Taxation	**(504)**	(409)
除稅後溢利	**Profit after Tax**	**4,516**	1,347
少數股東權益	Minority interests	**(99)**	(44)
股東應佔溢利	**Profit Attributable to Shareholders**	**4,417**	1,303
股息	**Dividends**		
中期－已派	Interim – paid	**674**	100
末期－擬派	Final – proposed	**1,517**	572
特別－已派	Special – paid	**–**	943
		2,191	1,615
每股盈利 (港幣仙)	**Earnings per Share** (HK¢)		
基本	Basic	**131.4**	39.0
攤薄	Diluted	**130.7**	38.8
每股股東資金 (港幣元)	**Shareholders' Funds per Share** (HK$)	**9.8**	9.3

b 綜合資產負債表

二零零四年十二月三十一日結算

b Consolidated Balance Sheet

as at 31 December 2004

以港幣百萬元計算	*in HK$ million*	**2004**	2003
資產及負債	**Assets and Liabilities**		
非流動資產及負債	*Non-current assets and liabilities*		
固定資產	Fixed assets	**51,808**	51,357
無形資產	Intangible assets	**348**	405
於聯屬公司之投資	Investments in associated companies	**1,743**	1,661
其他長期應收款項及投資	Other long-term receivables and investments	**4,076**	1,263
		57,975	54,686
長期負債	Long-term liabilities	**(27,698)**	(33,022)
相關已抵押存款	Related pledged security deposits	**10,036**	11,604
長期負債淨額	Net long-term liabilities	**(17,662)**	(21,418)
退休福利責任	Retirement benefit obligations	**(102)**	(181)
遞延稅項	Deferred taxation	**(7,280)**	(7,762)
		(25,044)	(29,361)
非流動資產淨值	*Net non-current assets*	**32,931**	25,325
流動資產及負債	*Current assets and liabilities*		
存貨	Stock	**524**	398
貿易及其他應收款項	Trade and other receivables	**5,311**	4,753
流動資金	Liquid funds	**11,474**	15,200
		17,309	20,351
長期負債之流動部分	Current portion of long-term liabilities	**(7,096)**	(6,754)
相關已抵押存款	Related pledged security deposits	**2,127**	1,875
長期負債之流動部分淨額	Net current portion of long-term liabilities	**(4,969)**	(4,879)
貿易及其他應付款項	Trade and other payables	**(7,163)**	(5,543)
未獲運輸收益	Unearned transportation revenue	**(3,622)**	(2,839)
稅項	Taxation	**(1,497)**	(1,259)
		(17,251)	(14,520)
流動資產淨值	*Net current assets*	**58**	5,831
資產總值減流動及非流動負債	*Total assets less current and non-current liabilities*	**32,989**	31,156
少數股東權益	Minority interests	**(134)**	(104)
資產淨值	*Net assets*	**32,855**	31,052
資本及儲備	**Capital and Reserves**		
股本	Share capital	**674**	669
儲備	Reserves	**32,181**	30,383
股東資金	Shareholders' funds	**32,855**	31,052

詞彙定義
Definition of Terms

詞語 / Terms

詞語		Terms	
資金運用	股東資金加上總負債	**Capital employed**	Shareholders' funds + total debt
所有業務之現金貢獻	中信泰富有限公司來自附屬公司、共同控制實體、聯營公司及其他投資之現金流入	**Cash contributed from all business**	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments
總負債	短期及長期貸款、票據及債券	**Total debt**	Short term and long term loans, notes and bonds
淨負債	總負債減現金及銀行存款	**Net debt**	Total debt less cash and bank deposits
總資本	股東資金＋淨負債	**Total capital**	Shareholders' funds + net debt
EBITDA	不包括利息支出、稅項、折舊及攤銷之淨溢利	**EBITDA**	Net profit less interest expense, taxation, depreciation and amortisation
溢利貢獻	業務之稅後溢利，並無分攤集團在利息、營運以及商譽方面之開支	**Contribution**	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

比率 / Ratios

每股盈利 $= \dfrac{\text{股東應佔溢利}}{\text{年內已發行股份之加權平均股數（按日）}}$

Earnings per share $= \dfrac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$

每股股東資金 $= \dfrac{\text{股東資金}}{\text{年底已發行並繳足股份總數}}$

Shareholders' funds per share $= \dfrac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$

槓桿比率 $= \dfrac{\text{淨負債}}{\text{總資本}}$

Leverage $= \dfrac{\text{Net debt}}{\text{Total capital}}$

每股現金流量 $= \dfrac{\text{來自所有業務之現金貢獻}}{\text{年底已發行並繳足股份總數}}$

Cashflow per share $= \dfrac{\text{Cash contributed from all business}}{\text{Total issued and fully paid shares at end of the year}}$

利息倍數 $= \dfrac{\text{不包括利息支出、稅項、折舊及攤銷之淨溢利}}{\text{利息支出}}$

Interest cover $= \dfrac{\text{EBITDA}}{\text{Interest expense}}$

集團持有之主要物業
Major Properties Held by the Group

截至二零零四年十二月三十一日結算 as at 31 December 2004

地點／地段號數 Address / Lot No.	租契屆滿期 Leasehold Expiry	集團權益% Group's Interest %	概約樓面面積（平方呎） Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
主要投資物業 **Major Properties Held For Investment**				
* 1. 九龍深旺道3號嘉運大廈 九龍內地段第9706號及其展延部份2700份之2604份 Skyway House, 3 Sham Mong Road, Kowloon, H.K. 2604/2700th shares of KIL, No. 9706 & the extension thereto	2041	100	309,000	寫字樓及商舖 Office and Shop
2. 葵涌葵樂街2-28號與葵喜街2-6號裕林工業中心C座 葵涌市地段第333號9000份之4000份 Block C of Yee Lim Industrial Centre, 2-28 Kwai Lok Street, and 2-6 Kwai Hei Street, Kwai Chung, H.K. 4000/9000th shares of KCTL No: 333	2047	100	320,000	冷藏倉庫及貨倉 Cold Storage and Godown
3. 香港銅鑼灣禮頓道9-11號合誠汽車大廈 內地段第5431及5432號 Honest Motors Building, 9-11, Leighton Road, Causeway Bay, H.K. HKIL No. 5431 and 5432	2880	100	48,000	寫字樓及商舖 Office and Shop
4. 新界葵涌大連排道192-210號偉倫中心第一期，偉倫中心第二期第1及第2地庫及2樓第P50及P51號車位 葵涌市地段第130號及其伸延部份之餘段11152份之5779份 Wyler Centre 1, Basement 1 & 2 and Parking Spaces Nos P50 and P51 on 2nd Floor of Wyler Centre 2, 192-210 Tai Lin Pai Road, Kwai Chung, H.K. 5779/11152th shares of and in the Remaining Portion of Kwai Chung Town Lot No. 130 and the extension thereto	2047	100	393,000	工業 Industrial
5. 新界葵涌葵福路93號百匯中心，葵涌市地段第435號 Broadway Centre, No. 93 Kwai Fuk Road, Kwai Chung, H.K. KCTL No. 435	2047	100	342,000	貨倉及附屬寫字樓 Godown and Ancillary Office
6. 香港鰂魚涌華蘭路25號大昌行商業中心 內地段第8854號 DCH Commercial Centre, No. 25, Westlands Road, Quarry Bay, H.K. HKIL8854	2047	100	389,000	寫字樓及餐廳 Office and Restaurants
7. 香港中環添美道1號中信大廈 內地段第8822號 CITIC Tower, No. 1 Tim Mei Avenue, Central, H.K. HKIL No. 8822	2047	40	562,000	寫字樓及商舖 Office and Shop

地點／地段號數 Address / Lot No.	租契屆滿期 Leasehold Expiry	集團權益% Group's Interest %	概約樓面面積（平方呎） Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
8. 九龍又一村達之路又一城，新九龍內地段第6181號 Festival Walk, Tat Chee Avenue, Yau Yat Tsuen, Kowloon, H.K. NKIL No. 6181	2047	50	1,200,000	寫字樓及商舖 Office and Shop
9. 中國上海靜安區南京西路1168號中信泰富廣場 CITIC Square, 1168 Nanjing Xi Lu, Jingan District, Shanghai, the PRC	2044	80	1,137,000	寫字樓及商舖 Office and Shop
10. 中國上海靜安區華山路688號華山公寓 Royal Pavilion, 688 Hua Shan Lu, Jingan District, Shanghai, the PRC	2063	100	374,000	住宅 Residential
11. Hiro-o Garden Hills, West Hill I-1204, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權 Freehold	100	873	住宅 Residential
12. Hiro-o Garden Hills, Centre Hill H-1403, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權 Freehold	100	2,012	住宅 Residential
13. Hiro-o Garden Hills, South Hill D-507, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權 Freehold	100	2,264	住宅 Residential
14. Dah Chong No. 1 Building, 12-6, Roppongi, 3-chome, Minato-ku, Tokyo, Japan	永久業權 Freehold	100	34,528	商業及餐廳等 Commercial & Restaurants, etc.
15. Dah Chong No. 2 Building, B1/F-4/F, 18-2, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	永久業權 Freehold	100	13,067	商業及餐廳等 Commercial & Restaurants, etc.
16. Toriizaka House 14-19, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	永久業權 Freehold	100	7,352	住宅及寫字樓 Residential & Office

* *除地下之油站連同地庫部份之附屬儲油箱以及一樓之儲物室外*
* *excluding a petrol filling station on the ground floor with an ancillary storage tank in part of the basement and a storeroom on the first floor*

地點/地段號數 Location / Lot No.	竣工階段 Stage of Completion	估計竣工日期 Estimated Completion Date	類別 Classification	租契屆滿期 Leasehold Expiry	集團權益 % Group's Interest %	概約地盤面積(平方呎) Approximate Site Area (sq. ft.)	概約樓面面積(平方呎) Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
待發展之主要物業 **Major Properties Held For Development**								
1. 新界元朗 第121號丈量約份第390號地段之餘段、394號地段之餘段、395、396、397、399、400、401、402、405、406、407、409、410號地段之餘段、412號地段之餘段、413號地段之餘段、414號地段之餘段、416、417、418、419及424號地段及丈量約份第127號第274號地段之餘段、第278號地段之餘段、279號地段之餘段、282號地段之餘段、283號地段之餘段、284、285、286號B段之餘段、第286號B段第一分段及第286號地段之餘段 Lot Nos. 390Rp, 394Rp, 395, 396, 397, 399, 400, 401, 402, 405, 406, 407, 409, 410Rp, 412Rp, 413Rp, 414Rp, 416, 417, 418, 419 and 424 in D.D. No. 121 and Lot Nos. 274Rp, 278Rp, 279Rp, 282Rp, 283Rp, 284, 285, 286sB Rp, 286sB ss1 and 286Rp in D.D. No. 127 Yuen Long, New Territories, H.K.	不適用 N/A	不適用 N/A	不適用 N/A	2047	100	193,652	不適用 N/A	建築地盤 Construction Site
2. 九龍長沙灣通州街500及502號 新九龍內地段第6365號 No. 500 and 502, Tung Chau Street, Cheung Sha Wan, Kowloon, H.K. NKIL No. 6365	設計階段 Design in progress	二零零八年 2008	住宅及商業 Residential & Commercial	2055	100	35,600	321,000	建築地盤 Construction Site

地點/地段號數 Location / Lot No.	竣工階段 Stage of Completion	估計竣工日期 Estimated Completion Date	類別 Classification	租契屆滿期 Leasehold Expiry	集團權益 % Group's Interest %	概約地盤面積（平方呎） Approximate Site Area (sq. ft.)	概約樓面面積（平方呎） Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
3. 上海市黃埔區西藏南路/建國東路老西門新苑 New Westgate Garden, Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	正進行上蓋工程 Super-structure in progress	第一期於二零零六年落成 Phase 1 in 2006	住宅及商業 Residential & Commercial	2072	100	734,783	3,000,000	建築地盤 Construction Site
4. 上海青浦區住宅 Residential Development, Qing Pu District, Shanghai, the PRC	設計階段 Design in progress	二零零八年 2008	住宅 Residential	2074	100	1,450,000	1,000,000	建築地盤 Construction Site

地點/地段號數 Address / Lot No.	租契屆滿期 Leasehold Expiry	集團權益% Group's Interest %	概約樓面面積（平方呎） Approximate Gross Floor Area (sq. ft.)	現今用途 Existing Use
待發售之主要物業 **Major Properties Held for Sale**				
九龍嘉道理道109-135號嘉陵大廈 九龍內地段第2657號D段第1及第2分段及餘段 Grand Court, 109-135 Kadoorie Avenue, Kowloon, H.K. Subsections 1 and 2 and the Remaining Portion of Section D of KIL No. 2657	2006	100	135,000	住宅 Residential

目錄　Contents

股東可隨時選擇收取財務摘要報告或年報的印刷本，或依賴在本公司網站上登載的該等文件。彼等亦可隨時選擇收取財務摘要報告以代替年報或收取年報以代替財務摘要報告。股東可致函本公司的股份過戶登記處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)更改就上述事項而作出的選擇。

倘股東已選擇依賴在本公司網站上登載的財務摘要報告或年報，但難以登入瀏覽該等文件，則彼等可即時要求本公司免費寄發該等文件的印刷本，請將有關要求逕寄本公司的股份過戶登記處。

Shareholders may at any time choose to receive the Summary Financial Report or the Annual Report in printed form or to rely on their versions posted on the Company's website. They may also at any time choose to receive the Summary Financial Report or the Annual Report in place of the other. Shareholders may change their choice on these matters by writing to the Company's Share Registrars, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

If Shareholders have already chosen to reply on the versions of the Summary Financial Report or the Annual Report posted on the Company's website and have difficulty in gaining access to those documents, they will, promptly upon request, be sent those documents in printed form free of charge. Please send the request to the Company's Share Registrars.

Designed by Sedgwick Richardson
Printed on environmentally friendly paper

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 傳真：2877 2771
www.citicpacific.com

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com


CITIC PACIFIC
中信泰富
Summary Financial Report
財務摘要報告
2004

本二零零四年度財務摘要報告摘錄中信泰富有限公司的二零零四年度年報，其內容僅為該年報的資料及詳情的摘要。股東可致函本公司的股份過戶登記處登捷時有限公司免費索取二零零四年度年報的印刷本。

This Summary Financial Report 2004 only gives a summary of the information and the particulars of CITIC Pacific Limited's Annual Report 2004 from which the Summary Financial Report is derived. Shareholders may obtain a printed copy of the 2004 Annual Report free of charge by writing to the Company's Share Registrars, Tengis Limited.

財務概要
Financial Highlights

以港幣百萬元計算	in HK$ million	2004	重列 As restated 2003
股東應佔溢利	**Profit Attributable to Shareholders**	**3,581**	1,301
主要業務對公司之溢利貢獻	**Major Businesses' Contribution**		
發電	Power Generation	**439**	229
航空	Aviation	**1,398**	421
基礎設施	Civil Infrastructure	**329**	635
信息業	Communications	**133**	230
特種鋼鐵業	Special Steel Manufacturing	**438**	178
物業	Property	**608**	508
銷售及分銷	Marketing & Distribution	**284**	264
投資物業重估	*Investment Properties Revaluation*	***181***	*(587)*
所有業務之現金貢獻	**Cash Contributed from all Businesses**	**3,402**	2,451
資金運用	**Capital Employed**	**52,472**	49,300
股東資金	**Shareholders' Funds**	**37,892**	38,772
淨負債	**Net Debt**	**12,163**	5,017
尚未提用之信貸	**Available Loan Facilities**	**8,899**	6,368

以港幣元計算	in HK$		
每股盈利	**Earnings per Share**	**1.63**	0.59
每股股息	**Dividends per Share**	**1.10**	1.00
員工數目	**Staff**	**15,915**	12,174

詞彙定義請參閱第71頁　*Please see page 71 for definition of terms used*

主席致股東報告
Chairman's Letter to Shareholders

本人欣然向各位股東報告中信泰富二零零四年之淨溢利為港幣三十五億八千一百萬元，每股盈利為港幣1.63元，較二零零三年均增長175%。董事會建議向股東派發末期股息每股港幣0.8元，全年派息港幣1.10元，較二零零三年增加10%。

與二零零三年相比，集團大多數業務都有較好的表現，尤以航空、特鋼生產和發電三項業務最為突出。詳情將於本財務摘要報告稍後部份向股東作分析及闡述。

二零零四年集團不僅在盈利上取得了顯著的增長，而且在落實集團多項長期投資計劃方面有所進展。我們所投資的領域均屬未來中國經濟將賴以發展，且集團又擁有專長的幾個主要行業。

發電

集團於二零零四年一月參與組建了**北方聯合電力有限責任公司**（「北方電力」），持有其20%之股權。北方電力位處內蒙古，有豐富的煤炭資源。所發的電量除了能滿足自治區內之用電需求，亦可通過電網輸往周邊省份和地區。在二零零四年，**利港電廠第三期**（2 x 60萬千瓦）、**第四期**（2 x 60萬千瓦）以及**鄭州第三期**（2 x 20萬千瓦）的建設均按計劃進展，預期將於二零零六和二零零七年相繼完成並進入商業運轉。此外，集團於二零零四年與中國華能電力集團聯合收購了河北省邯峰電廠（2 x 66萬千瓦）40%的股權。

目前，中信泰富所擁有之已運行的電廠總權益裝機容量已達291萬千瓦。在建電廠工程全部竣工後，集團權益裝機容量將增至508萬千瓦。

I am pleased to report to shareholders that in 2004 CITIC Pacific achieved a net profit of HK$3,581 million, 175% more than 2003, as were earnings per share at HK$1.63. The board recommends a final dividend of HK$0.80 per share giving shareholders a total 2004 dividend of HK$1.10, an increase of 10% from 2003.

Better profit performance was seen in almost all of CITIC Pacific's businesses particularly in the aviation, special steel manufacturing and power generation segments. The details are analysed and described later in this summary financial report to shareholders.

Our company not only made a significant gain in terms of profit growth in 2004, but also made progress in implementing our long term plans to expand our growing investment in the key sectors of the Chinese economy in which we have particular skills.

Power

In January 2004 CITIC Pacific purchased 20% of **North United Power Corporation**, which generates power for Inner Mongolia and the surrounding provinces and has ready supplies of coal nearby. Through 2004 construction of the **Ligang Power Station phase III** (2 x 600MW) and **phase IV** (2 x 600MW) and the **Zhengzhou phase III** (2 x 200MW) progressed according to plans leading to commercial operation in 2006 and 2007. In addition, an equal partnership of CITIC Pacific and China Huaneng Power Group acquired a 40% stake in the **Hanfeng Power Plant** (2 x 660MW) located in Hebei Province in 2004.

Today, CITIC Pacific has 2,916MW of attributable generating capacity, which will rise to 5,083MW on completion of the plants under construction.

集團電廠二零零四年的發電總量較二零零三年有大幅增長，反映了中國內地對電力的需求仍保持強勁增長的勢頭。有鑒於目前中國人均用電仍處於一個較低的水平，我們相信，國民經濟的持續增長將帶動用電需求的不斷增加。多年來，我們在中國內地積累了興建及運營電廠之豐富經驗，使中信泰富更有能力發揮優勢，為滿足電力需求做出貢獻。

二零零四年煤炭價格的大幅增長及供應趨緊對於所有發電商來說是一個挑戰。對此，公司管理層已採取了簽訂長期供貨合同等相應對策。

特鋼生產

二零零四年中國內地的特鋼需求依然十分強勁。**江陰興澄鋼廠**之全年生產量創下一百七十六萬噸的新紀錄。其中，國內銷售及出口分別為一百五十八萬及十八萬二千零四十噸。江陰興澄一直在全國特鋼生產行業中佔領先地位。為保持其行業的龍頭，江陰興澄特鋼將與住友金屬小倉進行合作生產主要用於汽車零部件所需之「替代進口」高級特殊鋼材。

集團於二零零四年十月收購了位於湖北省黃石市之**湖北新冶鋼有限公司**95%的權益（該公司之前名為東方鋼鐵有限公司），並以此為平台，同時收購了包括在深圳證券交易所上市之**大冶特鋼**及其他資產。有待證券監管部門的批准，集團在大冶特鋼之權益將增至約58%。所收購之鋼廠在二零零四年之總鋼產量約為一百七十三萬噸。此項收購將增強集團的總體特鋼生產能力，並將在產品多元化及市場覆蓋率等多方面，進一步鞏固中信泰富在全國特鋼行業的領先地位。

The substantial increase in electricity generated by our power plants in 2004 compared with 2003 is evidence that demand for electric power remains strong in mainland China. Our belief is that as the Chinese economy continues to grow, the current low per capita consumption of power will rise, requiring a considerable increase in generating capacity. With our many years of experience and expertise in building and operating power stations in mainland China, CITIC Pacific is ideally placed to contribute to meeting the demand.

During 2004 there was a significant increase in the price of coal and obtaining a sufficient supply was a challenge to which management responded well by securing long-term supply contracts.

Special Steel Manufacturing

Demand for high quality special steel products remain strong and our **Jiangyin Xingcheng** steel plant produced a record 1.76 million tonnes in 2004, 1.58 million tonnes was for domestic consumption and 182,040 tonnes was exported. Jiangyin Xingcheng continues to be a leader in the manufacture of special steel in China. To enhance its leading position in the special steel industry, Jiangyin Xingcheng is proceeding to cooperate with Sumitomo Metals Kokura to produce high-grade special steel primarily substituting existing imported auto-component grade steel.

In October 2004, CITIC Pacific acquired a 95% stake in the **Hubei Xin Yegang Co.** (formerly Dongfang Iron and Steel Co.) in Huangshi, Hubei province, through which other assets were acquired including an interest in the Shenzhen Stock Exchange listed **Daye Special Steel Co.**. Subject to regulatory approval, our interest in this company will increase to approximately 58%. In 2004, these plants manufactured approximately 1.73 million tonnes of steel. These acquisitions will strengthen our leading position in China's special steel market by expanding our product range and geographical coverage.

我們的特鋼主要客戶分佈於汽車零部件製造，發電設備生產和工業機械製造等行業。預計在未來十年，此等行業仍將有大幅增長，因此，集團對特鋼生產之前景充滿信心。

航空

與飽受非典型性肺炎影響的二零零三年相比，**國泰航空**及**港龍航空**在二零零四年的業績有強勁的反彈。由於經濟環境的改善，加上受惠於內地訪港旅客及出遊人數不斷上升，兩家航空公司年內均創出載客人數歷史新高。

中國國際航空貨運於二零零四年一月正式開始運作，並於首年即錄得盈利。

國際油價持高不下一直是航空業的憂患，但我們的航空公司管理層在整體成本控制方面成績顯著，並致力逐年提高經營效率。我深信這些努力仍將繼續在二零零五年取得成效。

信息業

澳門電訊面臨日益激烈的競爭，但同時亦受益於澳門之經濟增長。**中信電訊1616**在二零零四年注重於不斷改善進出中國大陸之通信業務的邊際利潤，並正在香港建立第二個互聯網交換中心。

Our major customers are in the auto-component, power equipment, and machine tool industries where underlying demand is expected to grow considerably in the coming decade giving confidence in the future of the special steel sector.

Aviation

Both **Cathay Pacific** and **Dragonair** experienced a dramatic turnaround compared with 2003 when the industry was severely affected by SARS. In 2004 a record number of passengers were carried thanks to a better economic environment and the increasing number of mainland travellers to Hong Kong and other destinations.

Air China Cargo began official operation in January 2004 and had a profitable first year.

Higher oil prices remain a concern in the aviation sector but the management of all our airline associates have demonstrable success in reducing overall unit costs and become more efficient year-by-year and I am confident these efforts will continue in 2005.

Communications

Macau Telecom operates in an increasingly competitive market but is benefiting from the great economic development in Macau while, **CITIC Telecom 1616** has concentrated on improving margins on the considerable flow of traffic in and out of mainland China, and establishing the second Hong Kong internet exchange.

物業

位於上海的投資物業**中信泰富廣場**及**華山公寓**繼續維持極高的出租率，租金收入穩定。在過去幾年中，此兩個項目在上海商業及高級住宅市場建立了良好的形象，其物業質量及管理水準均在市場享有美譽。集團將在浙江省寧波市興建一個一百萬平方呎之商業中心，擬同樣取名「中信泰富廣場」，進一步提高其品牌。

在發展物業方面，**老西門新苑**項目第一期進展順利，第一批255個單位於二零零四年八月推出市場，數天內即全部售罄。第一期其他單位計劃於二零零五年上半年分批出售，鑒於市場對高質量住宅的強勁需求，我們有信心再創銷售佳績。

集團於二零零四年十二月通過公開投標，在上海市**青浦區**取得了一幅面積為145萬平方呎之建築用地開發低密度住宅項目。最近，公司正計劃收購附近的兩幅土地，以便整體規劃開發。集團將擇機逐步增加在中國內地的土地儲備，為持續發展提供保証。

隨著市場的復甦，集團於香港的投資物業表現理想，租金收入穩定並為集團提供了可觀的現金流貢獻。特別是又一城項目，租金回報逐年提高。

最近，位於九龍**通州街**的一個320,000平方呎商住項目以及位於新界**洪水橋**的一幅農地改為537,000平方呎的住宅用地已達成了補地價協議。而有關重建九龍**嘉陵大廈**之可行性研究工作也已經展開。

Property

Occupancy of our Shanghai investment properties **CITIC Square** and **Royal Pavilion** remains high and they provide stable rental income. In the past few years, these two properties, known for their quality and management, have established an excellent reputation and image in Shanghai's commercial and luxury residential markets. We are planning a 1 million sq. ft. commercial development in Ningbo Zhejiang province, to be also named CITIC Square to further enhance our brand name.

As for our development properties, the first phase of our **New Westgate Garden** project is proceeding smoothly. The first 255 units were marketed in August 2004 and were all sold within a few days. The other units of the first phase are to be sold in batches in the first half of 2005. Given the strong demand for high quality housing, we are confident that excellent sales results will be achieved.

In December 2004, 1.45 million sq. ft. of land zoned for low-density residential development in the **Qingpu district** in Shanghai was bought in a public tender. We are also in the process of acquiring two blocks of land nearby to enhance the overall development. CITIC Pacific will seek opportunities to gradually build up our land bank in mainland China for sustainable future development.

Performance of our Hong Kong investment properties was satisfactory in a recovering market with stable rental income, which contributes to the Group's substantial cash flow. Festival Walk, in particular, has seen rental returns increase over the years.

Land premiums have been settled on a 320,000 sq ft. residential and commercial development at **Tung Chau Street**, Kowloon, and the conversion of an agricultural land at **Hung Shui Kiu**, New Territories into 537,000 sq ft. of residential usage. The possibility of upgrading **Grand Court**, Kowloon is also being explored.

銷售及分銷

大昌行及慎昌繼續擴展其在中國各地之業務網絡，其有序的發展計劃預期將在未來幾年顯現成效。集團所銷售代理的產品種類繁多，這將有助於其業務及產品的互補性，雖每年的分項銷售比例會有所不同，但整體來看，業績增長穩定。二零零四年貿易業務業績理想，特別是資生堂(Shiseido)化妝品及品牌商品的分銷代理業務都有不俗的表現。二零零四年香港汽車市場同零三年相比復蘇強勁，但內地進口貨車的銷售量不盡理想，主要是受到信貸緊縮和二零零四年十二月三十一日取消進口車的配額制度等因素影響。

中信泰富於二零零五年三月十一日與中國中信集團公司簽訂了一份收購協議，按成本基準收購其於**沃爾瑪華東百貨有限公司**之35%權益，此項收購須取得有關政府部門的批准。該合資企業將在上海市、浙江省及江蘇省經營沃爾瑪超級市場。預計有關收購完成後，將進一步促進集團貿易分銷業務的發展，並將為集團之物業發展業務帶來協同效應。

集團財務

集團之財務狀況健康，現金流穩定，並擁有充足的備用信貸支持集團未來發展之需。中信泰富將繼續奉行其保守穩健的理財原則，在快速發展的同時，保持其健康強壯的財務能力。

Marketing and Distribution

Dah Chong Hong and **Sims Trading** continued to develop the infrastructure of their business in mainland China following a plan that expects solid results in the coming years. Our trading business operates in many different segments and products and every year the balance of business is different, but taking the whole, progress is made year-by-year. In 2004 the general trading business made particular progress especially in Shiseido cosmetics and distribution of branded goods. The motor market in Hong Kong revived strongly compared with 2003, while in the mainland imported commercial vehicle sales were affected by tightened credit and the anticipation that the import quota system would be abolished on 31 December 2004.

On 11 March 2005, CITIC Pacific entered into an agreement with CITIC Group to acquire at cost a 35% interest in **Wal-Mart East China Stores Co.** The acquisition is subject to obtaining the necessary approvals from the relevant government authorities. The joint venture will operate Wal-Mart stores in the city of Shanghai as well as Zhejiang and Jiangsu provinces. This acquisition will facilitate the development of our Marketing and Distribution business and will also bring synergies to our property development business.

Finance

The Group's financial position remains healthy with stable cash flows and sufficient available facilities to support the needs of our future expansion. At the same time, CITIC Pacific will continue to employ conservative and sound financial planning to ensure that our finances stay strong.

前景

中國內地經濟預期在未來數年將持續高速地增長，因此中信泰富的業務發展重點將更加集中在中國內地。集團之策略是注重發展自身熟悉並具有優勢的行業，通過有效的管理，不斷提高投資回報，以達到增加股東價值之最終目的。我們相信，多元化之業務模型對一個投資地域相對集中的公司來說是適合的。

在此，本人謹代表所有董事感謝中信泰富全體員工在過去一年中所作出的不懈努力，並希望全體員工齊心合力，使中信泰富進一步發展，取得更好的成績。

榮智健
主席
香港，二零零五年三月十五日

Our Future

CITIC Pacific's business is increasingly focused in mainland China where I expect continued high economic growth in the foreseeable future. The strategy of CITIC Pacific is to develop the businesses we know and operate well to improve our returns, and increasing shareholder value is our ultimate objective. Our belief continues to be that a diversified business model is most appropriate to a company focusing on one geographical area.

On behalf of all the directors, I thank all the staff of CITIC Pacific for their hard work in the past year and hope that we will all work together for the future development and success of CITIC Pacific.

Larry Yung Chi Kin
Chairman
Hong Kong, 15 March 2005

業務回顧
Business Review

公司架構
Corporate Structure

中信泰富 CITIC Pacific

- **基礎建設 Infrastructure**
  - 發電 Power
  - 航空 Aviation
  - 基礎設施 Civil Infrastructure
  - 信息業 Communications
- **特鋼製造 Special Steel Manufacturing**
  - 江陰鋼廠 Jiangyin Steel 79%
  - 新冶鋼 Xin Yegang 95%
  - 大冶特鋼 Daye Special Steel 19%
- **物業 Property**
  - 投資物業 Investment Properties
  - 發展項目 Development Properties
- **銷售及分銷 Marketing & Distribution**
  - 大昌行 Dah Chong Hong 100%
  - 慎昌 Sims Trading 100%
- **其他 Others**
  - 中信資本市場 CITIC Capital Markets 50%

基礎建設
Infrastructure

發電 Power

以港幣百萬元計算	in HK$ million	2004	2003
溢利貢獻	Contribution	**439**	229
佔總溢利貢獻比例	Proportion of total contribution	**12%**	9%
淨資產	Net assets	**4,393**	1,508
資本開支	Capital expenditure	**2,739**	144

中信泰富的電力從業人員有十多年在中國大陸從事電廠運營管理的豐富經驗。參與尋找投資機會，督導電廠興建工程，以及電廠的日常經營管理等各個環節的工作。

於二零零四年，中信泰富參與投資的電廠總裝機容量為974.6萬千瓦，權益裝機容量為291萬千瓦。這些電廠所在地區大部分都有強勁的電力需求。不包括新增電廠，總發電量達到182.7億千瓦時，較二零零三年增長8.4%；而二零零四年新增的北方電力、邯峰及淮北電廠，全年共發電527.8億千瓦時。集團發電利潤總額較去年增長92%，主要是因為北方電力的首度利潤貢獻，以及利港一、二期權益的增加。

CITIC Pacific's power team has over 10 years of experience as a power operator in mainland China and they have first hand experience, knowledge and expertise in seeking investment opportunities, supervising construction and active involvement in the management of the plants' day to day operations.

In 2004, demand for electricity remained strong in most of the regions where our 9,746MW of installed and 2,916MW of attributable capacities are located. Excluding newly acquired power plants, a total of 18,269 million kwh of electricity was generated, an increase of 8.4% from 2003. North United Power, Hanfeng and Huaibei, which were added in 2004, generated a total of 52,776 million kwh of electricity. Profits rose 92%, a result of first time contribution from North United Power and an increased ownership in Ligang phase I and II.

中信泰富參與的電廠總裝機容量及權益容量
CITIC Pacific's Total and Attributable Installed Capacity



兆瓦 MW
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
97
98
99
00
01
02
03
04
05
06
07
權益裝機容量 Attributable Capacity
新增容量預測 New Capacity Forecast
總裝機容量預測 Total Installed Forecast
總裝機容量 Total Installed Capacity
權益容量預測 Attributable Forecast

中信泰富所屬電廠經營資料統計 Operational statistics of CITIC Pacific's power plants

	所在地 Location	裝機容量 (兆瓦) Installed Capacity (MW)	擁有權 Ownership %	機組形式 Type	使用小時 Utilisation Hours	電量生產 Electricity Generated			熱量生產 Heat Generated		
						2004 (m kWh)	2003 (m kWh)	變化率 change %	**2004 (kGJ)**	2003 (kGJ)	變化率 change %
利港 Ligang	江蘇 Jiangsu	1,400	65	燃煤 Coal fired	6,803	**9,524**	8,944	6.49	**–**	–	–
邯峰 Hanfeng	河北 Hebei	1,320	20	燃煤 Coal fired	6,562	**8,662**	†	–	**–**	–	–
淮北 Huaibei	安徽 Anhui	600	12.5	燃煤 Coal fired	6,415	**3,849**	†	–	**–**	–	–
開封 Kaifeng	河南 Henan	125	50	燃煤 Coal fired	5,630	**704**	696	1.15	**–**	–	–
北方電力 North United	內蒙古 Inner Mongolia	5,041	20	燃煤及熱電聯產 Coal fired and Co-generation	7,268	**40,259**	*	–	**37,650**	–	–
鄭州 Zhengzhou	河南 Henan	600	50	熱電聯產 Co-generation	5,735	**3,441**	3,232	6.47	**5,331**	5,944	-10.31
呼和浩特 Hohhot	內蒙古 Inner Mongolia	400	35	熱電聯產 Co-generation	7,222	**2,889**	2,638	9.51	**1,730**	883	95.92
吉林 Jilin	吉林 Jilin	200	60	熱電聯產 Co-generation	6,897	**1,379**	965	42.89	**1,150**	243	373.25
威海 Weihai	山東 Shandong	36	49	熱電聯產 Co-generation	3,427	**123**	174	-29.28	**2,573**	2,575	-0.08
晨鳴 Chenming	山東 Shandong	24	49	熱電聯產 Co-generation	8,616	**207**	201	2.99	**110萬噸 1.1m tonnes**	140萬噸 1.4m tonnes	-21.43

* *二零零四年開始投產 operation began in 2004*
† *新收購 newly acquired*

中信泰富投身於電力行業的長期發展。我們深信，隨著中國經濟的發展，用電需求將持續增長。作為中國電力市場的獨立發電公司，中信泰富在有效地進行運營管理以及與合作夥伴一起投資發展新項目方面取得了良好的成績。我們相信，高效率、低成本的管理是使發電業務保持其吸引力、並取得好回報的關鍵。

主要進展情況如下：

於二零零五年二月，中信泰富與其合資夥伴就**利港一期**(2 x 35萬千瓦)及**二期**(2 x 35萬千瓦)之合作方式達成協議，將原有BOT形式轉成合資企業形式。根據最初簽訂的BOT合同，

CITIC Pacific has a long-term commitment to the power generation business as we believe that demand for electricity will continue to rise as the Chinese economy develops. As an independent power producer in the power market in China, CITIC Pacific has proven track record of operating efficiently and working with partners on attractive new investments. We believe that efficient, low cost management of our plants is the key to power generation remaining an attractive business with good returns.

The following progress was made:

In February 2005, CITIC Pacific entered into an agreement with its joint venture partners to change **Ligang phase I** (2 x 350MW) and II (2 x 350MW) from their existing BOT structure to an equity joint venture. Under the original BOT contract, CITIC Pacific would have to

中信泰富要在合作期期滿後，將其在一、二期所有權無償轉讓給其他合資夥伴。但在新的合同中，此條款將被取消。此項交易有待有關政府部門審批。

利港三期(2 x 60萬千瓦)建設正按計劃進行，預期於二零零六年投入商業運行。**利港四期**(2 x 60萬千瓦)的建設亦在順利進行中，計劃於二零零七年完成。

鄭州發電廠三期擴建40萬千瓦(2 x 20萬千瓦)工程正順利進行，預計於二零零六年投產。

由中信泰富與其他三家股東共同合資組建的**北方聯合電力有限責任公司**(「北方電力」)於二零零四年一月正式開始運營，並首年為中信泰富作出盈利貢獻。隨著73萬千瓦新裝機組發電容量於二零零四年投產，北方電力的總權益裝機容量達到504.1萬千瓦。北方電力位處煤炭資源豐富的內蒙古，不但能以相對其他發電廠較低價格取得充足的煤炭供應，同時也節省了昂貴的運輸費用。該合資企業將繼續在內蒙古自治區尋找新的投資機會，實現不但向內蒙古供電，而且向中國華北、東北及北京供電的目標。

二零零四年十月，中信泰富收購了位於安徽省的**淮北國安電廠**(2 x 30萬千瓦)12.5%之權益。

二零零四年，中信泰富與中國華能集團按50/50的比例聯合收購了位於河北省的**邯峰電廠**40%的權益，令中信泰富實益擁有該電廠20%的權益。該電廠還有18年的專營權。邯峰電廠已作投產，共有兩台66萬千瓦機組，分別於二零零一年三月和九月投產。

中國電廠大多是燃煤發電廠，由於二零零四年中國的電力需求持續強勁，因此造成電煤價格大幅上漲。而發電公司未能相應上調電價，這就意味著發電公司之利潤空間將受到擠壓。如果政府的煤電價格聯動機制一旦付諸實施，則可減輕這方面的壓力。我們將繼續在爭取簽定煤炭長期供應合同、控制成本及提高運行效率上做更大的努力。

transfer all its rights and benefits, at the expiration of the franchise period, to the other JV partners at nil consideration. These conditions will cease to exist under the new joint venture arrangement. This transaction is subject to approval by the relevant authorities.

Construction of the **Ligang phase III**, which consists of two 600MW units, is progressing on schedule with commercial operation expected in 2006. **Phase IV** (2 x 600MW) is also underway scheduled for completion in 2007.

Construction of **Zhengzhou phase III**, a 400MW (2 x 200MW) expansion is progressing well with commercial operation on target for 2006.

North United Power Corporation, a joint venture CITIC Pacific formed with three other partners officially began operation in January 2004 and made its first full year contribution to CITIC Pacific's power profits. 730MW of new generating capacity was completed by North United Power in 2004, bringing the total attributable capacity of North United Power to 5,041MW. Strategically located in Inner Mongolia, an area with an abundance of coal, North United Power is not only able to obtain sufficient supply of coal at a lower price than many other companies but also save on otherwise high transportation costs. The joint venture will continue to seek attractive new opportunities in the autonomous region with the goal of supplying electricity not only locally but also to the North, the Northeast of China and Beijing.

In October 2004, CITIC Pacific acquired a 12.5% stake in the **Huaibei Guoan Power plant** (2 x 300MW), in Anhui Province.

In 2004, CITIC Pacific acquired a 40% stake in the **Hanfeng Power Plant** located in Hebei Province through a 50/50 joint venture with China Huaneng Group, giving CITIC Pacific an attributable ownership of 20%. The plant has a remaining franchise period of 18 years. The Hanfeng plant is an operating power plant that has two generating units of 660MW each commissioned in March and September 2001.

In 2004, the price of coal rose substantially due to continued high demand for power in China where the majority of power plants are coal fired. The inability of generators to raise tariffs means that profits for power generators are being squeezed. The government's intention of linking fuel cost to tariffs, if implemented, will provide some much needed relief. More work to secure long-term coal supply contracts, managing costs and improving operating efficiency will be undertaken.

航空 Aviation

	地點		Headquarters	擁有權 Ownership
國泰航空	香港	Cathay Pacific	Hong Kong	25.5%
港龍航空	香港	Dragonair	Hong Kong	28.5%
香港空運貨站	香港	HACTL	Hong Kong	10%
中國國際貨運	北京	Air China Cargo	Beijing	25%

以港幣百萬元計算	*in HK$ million*	**2004**	2003
國泰航空	Cathay Pacific	**1,097**	330
港龍航空	Dragonair	**186**	20
香港空運貨站	HACTL	**90**	71
中國國際貨運	Air China Cargo	**25**	–
溢利貢獻	Contribution	**1,398**	421
佔總溢利貢獻比例	Proportion of total contribution	**37%**	16%
淨資產	Net assets	**11,747**	12,880
資本開支	Capital expenditure	**518**	–

國泰航空 Cathay Pacific


月載客人數
Monthly Passengers Carried
1,400
1,200
1,000
800
600
400
200
以千計 in '000
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002


月載貨量
Monthly Cargo Carried
100
90
80
70
60
50
以千噸計 in '000 tonne
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002

國泰航空(www.cathaypacific.com)是一間立基於香港的國際客運及貨運航空公司，為乘客提供飛往全球九十二個目的地之最佳服務。中信泰富從一九九一年成為國泰航空之第二大股東以來，透過在該公司董事局、管理及其他委員會之委派代表，積極參與國泰航空的各項管理工作。

二零零四年國泰航空全年總載客人數為一千三百七十萬人，貨運量為972,416噸，較二零零三年分別上升了36%和11%，均破歷史紀錄。營業額較二零零三年增長32%，達港幣391億元。溢利則增長239%，達港幣44億元。由於經濟環境的改善使得旅遊外出的需求增加，是國泰取得此優異成績的主要原因。往返悉尼及紐約等城市的航班班次及貨運能力都有所增加。

二零零四年九月中港航管協議簽署後，國泰航空開始提供往返中國大陸多條航線的服務。這將使國泰航空更有利地利用其遍佈全球的航線網絡，為往來中國大陸的乘客提供同一航空公司的便利的服務，從而使國泰航空充分抓住在中國大陸航運市場不斷發展的機會。於二零零四年十二月，國泰航空開始營辦每日往返北京的航班，並於二零零五年一月開通了每日往來上海的貨運航班。另外，國泰航空於二零零五年二月二十八日開通了一週三班往來廈門的航班服務。於二零零四年十二月，國泰航空在中國國際航空首次公開招股時策略性入股10%。根據在此之前雙方簽訂的意向書，兩家航空公司將在工程、地勤、餐飲、貨運及資訊服務等方面展開廣泛合作。這將促進對雙方互利的緊密合作夥伴關係和合作。

港龍航空(www.dragonair.com)經營往返亞洲三十個目的地的航班服務，其中二十一個目的地是中國大陸城市。二零零四年溢利增長820%，達港幣六億五千二百萬元。二零零四年港龍全年總載客人數及貨運量均創下紀錄，分別為460萬人次及342,413噸。載客人數較二零零三年上升49%，其主要原因是由於各航線的載客量都有增長，並以往來中國大陸的航線增長最為突出。為滿足需求，二零零四年

Cathay Pacific (www.cathaypacific.com), an international passenger and freight carrier based in Hong Kong, provides top quality services to 92 destinations around the world. CITIC Pacific is the second largest shareholder and, through participation on the board, the executive and other committees, has been actively involved in Cathay Pacific's management since it first became a shareholder in 1991.

2004 was a record year in the history of Cathay Pacific in which it carried 13.7 million passengers and 972,416 tonnes of freight, an increase of 36% and 11% respectively from 2003. Revenue rose 32% to HK$39.1 billion and profit 239% to HK$4.4 billion over those of 2003. This strong performance is the result of a better economic environment in which demand for travel surged. Frequencies to certain cities such as Sydney and New York were increased and new cargo capacity was added.

Following the Air Traffic Agreement between Hong Kong and Beijing signed in September of 2004, the airline began offering a number of services to mainland China. These services will allow Cathay Pacific to capture its share of the growing mainland China air travel market to fully take advantage of its global network by providing customers the convenience of accessing China on the same carrier. In December 2004, Cathay Pacific began daily service to Beijing. A new daily freighter service to Shanghai was launched in January 2005. In addition, the airline began flying to Xiamen three times a week on 28 February 2005. In December 2004, Cathay Pacific made a strategic investment in Air China by acquiring a 10% stake in the Chinese major airline's IPO after signing an earlier letter of understanding covering co-operation between the two airlines in the areas of engineering, ground handling, catering, cargo services and information technology among others. This will promote close partnership and co-operation between the two airlines, which will be mutually beneficial to both.

Dragonair (www.dragonair.com) operates passenger services to 30 destinations in Asia, of which 21 are to mainland Chinese cities. Profit rose 820% to HK$652 million in 2004. The airline achieved record numbers of passengers and cargo carried reaching 4.6 million passengers and 342,413 tonnes of freight. The 49% growth in the number of passengers was underpinned by increased demand for travel to all destinations, in particular to and from mainland China. In response to this, in 2004, Dragonair's flights to Shanghai were increased to 87 a week and a service to Tokyo was launched in April. The 27% growth in cargo

港龍航空 Dragonair



月載客人數
Monthly Passengers Carried
500
400
300
200
100
0
以千計 in '000
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002



月載貨量
Monthly Cargo Carried
35
30
25
20
15
10
5
0
以千噸計 in '000 tonne
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002

港龍航空往返上海的班次增加到每週87班，並於二零零四年四月開通了來往東京的航班服務。貨運較二零零三年上升27%，主要是受中國生產加工地區強勁的貨運需求以及貨運網絡的擴大所帶動，港龍航空將其貨運網絡已擴大至包括法蘭克福、倫敦和長江三角洲重鎮—南京市。

香港空運貨站(www.hactl.com)經營全球最大的航空貨運中心—超級一號貨站。二零零四年全年處理貨物量2,262,703噸，較二零零三年增長12.6%。這主要是得益於強勁的出口需求(尤其向歐、美和中國大陸市場)。香港超級一號貨站有潛力每年可處理350萬噸的貨運，將有充分的容量來支持香港和中國大陸未來空運貨量的高度增長。

中國國際貨運航空有限公司於二零零四年一月開始正式運作並首度為中信泰富作出盈利貢獻。中信泰富佔合資公司25%之權益。其主要業務為中國國際航空的貨運及其相關的地勤業務。二零零四年貨運總量達642,184噸。至二零零四年底為止，公司擁有5架貨機，並同時用中國國際航空的145架客機之貨倉來運輸貨物。公司計劃於二零零五年新增兩架貨機。目前航線覆蓋70個國內及40個國際目的地。

was driven by strong demand from manufacturing regions in China and an expanded cargo network including the addition of Frankfurt, London and Nanjing, one of the largest cities in the Yantze River Delta area.

HACTL (www.hactl.com), the operator of the largest air cargo terminal in the world, SuperTerminal 1, handled a total of 2,262,703 tonnage of cargo, an increase of 12.6% from the previous high in 2003. This was primarily driven by strong exports, in particular to Europe, mainland China and the U.S. SuperTerminal 1 has a potential capacity of 3.5 million tonnes per annum, providing adequate capacity to support a robust growth of air cargo in Hong Kong and mainland China into the future.

Air China Cargo, a joint venture in which CITIC Pacific has a 25% interest, began operation in January 2004 and made its first profit contribution to CITIC Pacific. It handles all of Air China's international and domestic cargo and related ground service businesses. Total freight carried in 2004 was 642,184 tonnes. At the end of 2004, the company employs 5 freighter planes and the belly space in Air China's 145 passenger planes to carry cargo. Two additional freighters will be added in 2005. It flies to 70 domestic and 40 international destinations.

基礎設施 Civil Infrastructure

	地點		Location	擁有權 Ownership
東區海底隧道	香港	Eastern Harbour Tunnel	Hong Kong	
– 公路		– Road		71%
– 鐵路		– Rail		50%
西區海底隧道	香港	Western Harbour Tunnel	Hong Kong	35%
四個環境保護項目	香港	Four waste treatment facilities	Hong Kong	20% – 50%
老港填埋場四期	上海	Laogang Phase 4 Landfill	Shanghai	30%

以港幣百萬元計算	*in HK$ million*	**2004**	2003
溢利貢獻	Contribution	**329**	635
佔總溢利貢獻比例	Proportion of total contribution	**9%**	24%
淨資產	Net assets	**2,130**	2,113
資本開支	Capital expenditure	**61**	5

香港的隧道 Tunnels in Hong Kong


九龍 Kowloon
西區海底隧道
Western Harbour Tunnel
紅磡海底隧道
Cross Harbour Tunnel
東區海底隧道
Eastern Harbour Tunnel
香港 Hong Kong


西隧每日平均交通流量
Western Harbour Tunnel Average Daily Traffic
45,000
42,000
39,000
36,000
33,000
30,000
27,000
車輛 number of vehicles
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002


東隧每日平均交通流量
Eastern Harbour Tunnel Average Daily Traffic
77,000
74,000
71,000
68,000
65,000
車輛 number of vehicles
1 2 3 4 5 6 7 8 9 10 11 12
月份 month
2004
2003
2002

東區海底隧道「東隧」(www.easternharbourtunnel.com.hk)由於香港經濟形勢好轉，東隧二零零四年平均日交通流量增長3%，達73,478架次。中信泰富是此隧道公路部分的控股股東，佔71%權益；在鐵路部份的權益則為50%。根據原合同內規定的為投資者提供合理但不過高回報的目標，東隧於二零零二年九月申請調高隧道收費，但被香港政府否決。二零零五年一月獨立仲裁人裁定私家車收費將調高港幣十元，其他類型車輛收費也都將相應調高，新收費將於二零零五年五月開始執行。

西區海底隧道「西隧」(www.westernharbourtunnel.com)是連接港島、中國大陸及赤鱲角機場的三號幹線的主要路段。中信泰富擁有西隧35%的權益。雖然二零零四年七月私家車隧道收費上調了港幣三元，二零零四年隧道平均日交通流量仍增長5%，達39,188架次。另外，西隧的交通增長受限主要是由於接駁道路網絡遲遲未能完成，特別是中環—灣仔繞道，以及香港政府所擁有之紅磡海底隧道之收費水平偏低所造成的競爭。

Eastern Harbour Tunnel ('EHT') (www.easternharbourtunnel.com.hk) registered an average daily traffic increase of 3% in 2004 to 73,478 vehicles due to improvement in economic conditions. CITIC Pacific is the controlling shareholder in the road tunnel with a 71% interest, and has a 50% interest in the rail tunnel. With the objective of providing investors with a reasonable but not excessive remuneration as set in the original contract, EHT applied for a toll increase in September 2002, which was refused by the Hong Kong Government. In January 2005, the arbitrator awarded a toll increase of HK$10 for private cars with corresponding increases for other categories of vehicles which will be implemented beginning May 2005.

Western Harbour Tunnel ('WHT') (www.westernharbourtunnel.com) is a key section of the Route 3 highway, which links Hong Kong Island, mainland China and Chek Lap Kok Airport. CITIC Pacific's shareholding is 35%. Average daily traffic in 2004 registered a 5% increase to 39,188 vehicles even after a toll increase of HK$3 for private cars in July 2004. WHT's traffic growth is limited by the delay in the completion of access roads, particularly the Central-Wanchai bypass and competition from the low tolls at the government-owned Cross Harbour Tunnel.

中信泰富還持有管理紅磡海底隧道之公司35%股權，該公司自一九九九年九月起一直為香港政府負責管理紅磡海底隧道。該管理合同將在二零零六年到期。

CITIC Pacific also has a 35% interest in the company that has managed the **Cross Harbour Tunnel** under contract for the government since September 1999. The current contract will expire in 2006.

環境保護

中信泰富在香港擁有權益的四個環境保護項目：包括一個化學廢料處理中心、二個廢物轉運站總設計容量為每日4,000噸；另外還包括一個設計容積達4,300萬立方米之堆填區。於二零零四年，上述設施共處理廢料總量共四百萬噸。

在上海，中信泰富與威立雅環境之全資子公司Onyx及上海城投環境投資有限公司組成之合資公司負責設計、建設、運營及維護「上海市老港生活垃圾衛生填埋場」四期工程，為期二十年。項目建設工程正按計劃進行，並已於二零零五年二月開始試運行。

Environmental

CITIC Pacific has an interest in four waste treatment facilities in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes of daily waste processing capacity, and we also operate a landfill site with a 43 million cubic metre capacity. In 2004, a total of 4 million tonnes of waste was processed.

In Shanghai, the joint venture between CITIC Pacific, Onyx, a wholly owned subsidiary of Veolia Environment, and Shanghai Chengtou Environment Industry Development Co., Ltd. is responsible for the design, construction, operation and maintenance of the **Phase 4 of Laogang Municipal Waste Landfill** for 20 years. Construction is progressing as planned and trial operation commenced in February 2005.

信息業　Communications

		地點	Location	擁有權 Ownership
中信電訊1616	CITIC Telecom 1616	香港	Hong Kong	100%
CPCNet	CPCNet	香港	Hong Kong	100%
中信國安	CITIC Guoan	北京	Beijing	50%
澳門電訊	CTM (Macau Telecom)	澳門	Macau	20%

以港幣百萬元計算	*in HK$ million*	**2004**	2003
營業額	Turnover	**1,449**	1,590
溢利貢獻	Contribution	**133**	230
佔總溢利貢獻比例	Proportion of total contribution	**3%**	9%
淨資產	Net assets	**2,525**	2,330
資本開支	Capital expenditure	**177**	185

中信泰富之信息業務包括全業務電訊運營商—澳門電訊及其他提供增值服務的業務。

澳門電訊

中信泰富由一九九一年起擁有澳門電訊(www.ctm.net) 20%的權益。該公司為澳門特別行政區之首選電訊供應商，為其市民提供固網、移動電話及互聯網接入等服務。由於移動電話服務競爭激烈，二零零四年澳門電訊之溢利下跌8%。然而澳門的固網及互聯網業務仍保持健康快速的增長勢頭，為未來的發展打下了基礎。

國際長途電話批發及數據業服務

中信電訊1616 (www.citic1616.com)在亞洲長途電話批發市場佔領先地位。現為80多個國家超過200個國際電訊及移動電話運營商提供服務。二零零四年1616處理了大約35億分鐘的國際長途通話量，其中56%是進入中國大陸的流量。1616儘力維持進出中國大陸通話量的邊際利潤是導致總通話量減少的主要原因。

CITIC Pacific's communications businesses include Macau Telecom, a full service telecommunications operator and others that focus on providing value-added services.

CTM

20% owned by CITIC Pacific since 1991, Companhia de Telecomunicacoes de Macau S.A.R.L. ('CTM') (www.ctm.net) is the provider of choice of fixed line, mobile telephone and Internet access services to the people of Macau SAR. Due to competition for its mobile business, overall profit decreased 8% in 2004. However, its fixed line and Internet business remain healthy and the rapid development of Macau in recent times provides more opportunities for the future.

IDD Wholesale and Data Services

CITIC Telecom 1616 (www.citic1616.com) is a leader in Asia's IDD wholesale market, interconnected to more than 200 international telecom and mobile carriers in over 80 countries. In 2004, 1616 handled approximately 3.5 billion minutes of IDD traffic of which 56% is destined for mainland China. The drop in total call volume is a result of 1616's insistence on maintaining margins on mainland China related calls.

CPCNet Hong Kong (www.cpcnet-hk.com)是一家電訊網路商，專為大中華區之商業客戶提供互聯網服務。其TrueConnect™是大中華首個建立於多協定標簽交換式的IP-虛擬專網路。二零零四年，TrueConnect™之客戶群增加了62%；現在大中華地區擁有16個網路出口點(POPs)，提供連接亞洲、美國及歐洲的數據服務。預期2005年客戶數量將持續上升，從而使TrueConnect™有所盈利。

中信國安

中信國安之主營業務是持有在深圳證券交易所上市的**中信國安信息產業股份有限公司**（「國安信息」）62%的股權。國安信息之主要業務是在中國大陸經營有線電視網絡。至二零零四年底，國安信息在中國17個城市為約四百萬用戶提供服務。除有線電視網絡外，國安信息亦投資於系統集成及軟件開發。中信國安亦擁有位於北京的「國際大廈」，其二零零四年底出租率為98%。

電子商貿

中信泰富與「中華全國體育總會」及「中國奧委會」之聯盟正集中研究如何充分利用豐富的體育資料來開發新的業務模式並使之贏利。我們的互聯網遊戲業務正著重開發新遊戲，以吸引更多的玩家。

CPCNet Hong Kong (www.cpcnet-hk.com), a telecommunications carrier, provides Internet services to corporate customers in the Greater China area. Its 'TrueConnect' is the first Multiprotocol Label Switching based Internet Protocol Virtual Private Network built in Greater China. In 2004, the customer base of 'TrueConnect' increased 62% and it now has 16 self-owned Point of Presence (POPs) covering Greater China and service coverage spanning Asia, USA and Europe. It is anticipated that in 2005 further growth in customer numbers will make 'TrueConnect' profitable.

CITIC Guoan

CITIC Guoan's primary business is its 62% interest in **CITIC Guoan Information Industry Co., Ltd.** ('Guoan Information'), a Shenzhen Stock Exchange listed company whose primary business is operating cable TV networks in mainland China. At the end of 2004, Guoan Information had approximately 4 million subscribers in 17 cities in China. In addition to its CATV networks, Guoan Information also has interests in system integration and software development. CITIC Guoan also owns the CITIC Building in Beijing, which was 98% occupied at the end of 2004.

E-Commerce

CITIC Pacific's cooperation with All-China Sports Federation and the Chinese Olympic Committee continues to focus on developing business models, which aim to fully utilise the wealth of data available to the joint venture to make it profitable. Our Internet games business continues to focus on developing new games to attract more players.

特鋼製造
Special Steel Manufacturing

以港幣百萬元計算	in HK$ million	2004	2003
營業額	Turnover	**7,177**	4,611
溢利貢獻	Contribution	**438**	178
佔總溢利貢獻比例	Proportion of total contribution	**11%**	7%
淨資產	Net assets	**4,840**	1,421
資本開支	Capital expenditure	**3,417**	545

江陰特鋼：中信泰富於九十年代初收購了江蘇省江陰市的一家小型普鋼廠，並由此開始逐步進入特鋼生產行業。多年來，通過市場重新定位、引進新技術、採用現代化管理模式及不斷擴大投資，目前**江陰特鋼**的軸承鋼、齒輪鋼、彈簧鋼及高壓管坯鋼等高質量鋼種生產在全國佔領先地位，年產能力達2百萬噸。於二零零四年一月，中信泰富向其合資夥伴收購了24%的股份，使其在江陰特鋼的持股量增至79%。

江陰特鋼的產品主要用於生產和製造汽車零部件、發電設備、工業機械設備及石油和石化管道。多項產品均獲得了用戶的認證書，如瑞典SKF、德國FAG及美國Caterpillar。二零零四年江陰特鋼產量增長至176萬噸。儘管原料和最終用戶市場價格頗為波動，但與二零零三年相比，利潤仍增長了146%。多年來，江陰特鋼不斷進行技術改造和完善管理，努力提高效率，降低成本。為了進一步提高產品質量及鞏固其市場領導地位，江陰特鋼正與住友金屬小倉合作，生產高品質特鋼，主要用於生產採用進口鋼材的汽車零部件。

Jiangyin Special Steel: CITIC Pacific's interest in special steel manufacturing dates back to the early 1990s when the company bought a small general carbon steel maker in Jiangyin, Jiangsu Province. Over the years, with market repositioning, new technology, modern management and capital, **Jiangyin Special Steel** is now a leader in the manufacturing of high-grade special steel used in bearings, gears, springs and high-pressurized pipes in China with annual production capacity of 2 million tonnes. In January 2004, CITIC Pacific increased its shareholding in Jiangyin Special Steel to 79% by purchasing an additional 24% from its joint venture partner.

The plant's major products are mainly supplied to auto parts, power equipment, and industrial machinery manufacturers as well as to the petroleum and petrochemical industries. Many of the products have received certifications from users such as SKF of Sweden, FAG of Germany and Caterpillar of the United States. Production of Jiangyin Special Steel increased to 1.76 million tonnes in 2004. Profit grew 146% compared with 2003 in spite of fluctuating raw material and end-user markets. Over the years continuous efforts have been made to improve operating efficiency and lower production costs through technology innovation and better management. In an effort to upgrade the quality of its products and consolidate its leading position, Jiangyin Special Steel is co-operating with Sumitomo Metals Kokura to produce high-grade special steel targeting primarily import substitution for auto components.

新冶鋼及大冶特鋼：於二零零四年十月，中信泰富收購了位於湖北省黃石市之**湖北新冶鋼有限公司**95%的權益（前名東方鋼鐵有限公司），並通過新冶鋼收購了其他資產，包括在深圳證券交易所上市之**大冶特鋼**的股份。待有關監管部門審批後，中信泰富在大冶特鋼之股權將從現在的19%增加到58%。至二零零四年底，工廠總生產能力約200萬噸，實際產量約173萬噸。除生產與江陰特鋼類似的產品外，新冶鋼及大冶特鋼亦生產高質合金鋼、工具及模具鋼及無縫鋼管。此收購在增加產品種類及擴大客戶的地域覆蓋等方面均會產生協同效應。中信泰富之現代化管理模式、技術、營商經驗和特長將有助新冶鋼及大冶特鋼於鋼廠提高生產力及生產效率。

中國特鋼年產量約佔鋼鐵總產量2.7億噸的8%，而工業化國家此比例則為15–20%。隨著中國經濟的持續增長，尤其是汽車、發電設備、石油、石油化工以及機械製造業的持續增長，無可避免對特鋼之需求量將愈來愈大。江陰特鋼、新冶鋼及大冶特鋼的整合無疑使中信泰富在中國特鋼市場具有舉足輕重的地位。

Xin Yegang and Daye Special Steel: In October 2004, CITIC Pacific acquired a 95% stake in **Hubei Xin Yegang Co.** (formerly known as Dongfang Iron and Steel Co.) in Huangshi, Hubei Province through which also acquired other assets including an interest in the Shenzhen Stock Exchange listed **Daye Special Steel Co.** Subject to regulatory approval, the shareholding of CITIC Pacific in Daye Special Steel Co. will increase to 58% from the current 19%. At the end of 2004, total annual production capacity of the plants is approximately 2 million tonnes and 1.73 million tonnes were produced for the year. In addition to producing products that are supplementary to those of Jiangyin Special Steel, Xin Yegang and Daye Special Steel also manufacture high alloy steel, tool and die steel and seamless steel tubes. Through this acquisition, synergies can be created in broadening the products offered and improving geographic coverage of customers. Xin Yegang and Daye Special Steel will also benefit from the increased productivity and efficiency brought by modern management, techniques, and years of experience and expertise of CITIC Pacific.

The special steel market in China is roughly 8% of the approximately 270 million tonnes of total annual steel production, compared with 15–20% in industrialized countries. As China's economy and in particular its auto market, power equipment, petroleum, petrochemical and industrial machinery manufacturing industries continue to grow, it is inevitable that more and more special steel will be needed. The combination of Jiangyin Special Steel, Xin Yegang and Daye Special Steel makes CITIC Pacific a major factor in the special steel market in China.

物業
Property

以港幣百萬元計算	in HK$ million	2004	2003
營業額	Turnover	**768**	401
溢利貢獻	Contribution	**608**	508
佔總溢利貢獻比例	Proportion of total contribution	**16%**	19%
淨資產	Net assets	**19,519**	18,986
資本開支	Capital expenditure	**1,291**	104

	類別		Type	擁有權 Ownership	概約樓面面積（千平方呎） Approximate GFA ('000 sq. ft.)
香港物業		**Properties in Hong Kong**			
投資物業		***Investment Properties***			
中信大廈	商業	CITIC Tower	Commercial	40%	562
又一城	商業	Festival Walk	Commercial	50%	1,200
大昌行商業中心	商業	DCH Commercial Centre	Commercial	100%	389
偉倫中心	工業	Wyler Centre	Industrial	100%	393
百匯中心	工業	Broadway Centre	Industrial	100%	342
裕林工業中心	工業	Yee Lim Industrial Centre	Industrial	100%	320
其他	各類	Others	Various	100%	546
發展項目		***Development Properties***			
愉景灣	住宅區	Discovery Bay	Residential township	50%	3,000
長沙灣通州街	住宅及商業	Tung Chau Street, Cheung Sha Wan	Residential / Commercial	100%	321
其他	住宅	Others	Residential	100%	758
上海物業		**Properties in Shanghai**			
投資物業		***Investment Properties***			
中信泰富廣場	商業	CITIC Square	Commercial	80%	1,137
華山公寓	住宅	Royal Pavilion	Residential	100%	374
發展項目		***Development Properties***			
老西門新苑	住宅	New Westgate Garden	Residential	100%	3,000
青浦區項目	住宅	Qingpu Development	Residential	100%	1,000
浦東機場鎮	物流配套發展	Near Pudong Airport	Logistic Development	100%	3,000

中信泰富的主要物業投資分佈在香港及中國大陸，主要在上海及其周邊省份，包括大型住宅及商用投資物業及發展項目。中信泰富擁有一支經驗豐富的專業隊伍，積極參與由物色投資機會到建築工程監督以至建成後的物業管理的每個環節。

在香港，中信泰富擁有約410萬平方呎樓面面積的土地儲備可供未來物業發展，其中約300萬平方呎位於愉景灣。

中信泰富擁有**愉景灣**項目50%之權益。此項目是中信泰富聯同香港興業國際集團有限公司合作發展的一個大型住宅項目。自一九七三年項目開始至今，愉景灣已由一休閒渡假點發展成為一個完善、自給自足、華洋集處的住宅社區。其規劃建基於發展成一無私家車的綠色社區，並配套教育及各式設施，以滿足愉景灣居民的需要。愉景灣位於大嶼山的東北海岸，擁有偌大的空間，康樂及消閒設施包括私人沙灘、中央公園、觀景漫步區、哥爾夫球場及遊艇會。

位於愉景灣北部的二白灣發展樓面總面積達234萬平方呎，其中約98萬平方呎已發展成海澄湖畔一期(第十一期)及海澄湖畔二期(第十二期)。樓面面積為34萬平方呎之海澄湖畔一期已全部售出。樓面面積為64萬平方呎之海澄湖畔二期，截至二零零四年底已售出約98%。第十三期的可建樓面面積達53萬平方呎，施工正在進行中，預計於二零零五年底完成。

於二零零四年十月，中信泰富與香港政府就發展長沙灣**通州街地盤**達成補地價協議。該項目將發展成樓面面積約32萬平方呎之住宅及商用物業。設計及地盤工程已展開，預計項目將於二零零八年完成。

CITIC Pacific's properties are located in Hong Kong and mainland China, in particular Shanghai and its surrounding provinces. They consist of large-scale residential and commercial investment properties and development projects. CITIC Pacific has an experienced property team that actively participates in every aspect of a project, from identifying investment opportunities, supervising the construction of the property to managing the completed development.

In **Hong Kong**, CITIC Pacific has a land bank of about 4.1 million sq. ft. gross floor area available for development, of which about 3 million sq. ft. is in Discovery Bay.

Discovery Bay, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. Since its commencement in 1973, Discovery Bay has grown from a holiday resort to a fully integrated, self-contained suburban multinational residential community of both locals and expatriates. Its planning is based on the concept of a private car free, green town development with a comprehensive range of educational, community and social facilities to serve the Discovery Bay population. Situated on the Northeastern shore of Lantau Island, Discovery Bay is endowed with ample open space, recreational and leisure facilities including a private beach, a central park, scenic promenade, golf courses and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay with a total gross floor area of approximately 2.34 million sq. ft., of which 0.98 million sq. ft. has been developed as Siena One (Phase 11) and Siena Two (Phase 12). Siena One, with a gross floor area of 0.34 million sq. ft., has all been sold. Siena Two, with a gross floor area of 0.64 million sq. ft., was 98% sold at the end of 2004. Construction work for Phase 13, which has a gross floor area of 0.53 million sq. ft., is progressing well with completion being targeted for the end of 2005.

In October 2004, CITIC Pacific reached an agreement with the Hong Kong Government on the premium payable for development of the **Tung Chau Street Site** in Cheung Sha Wan, Kowloon into a residential and commercial development with a gross floor area of approximately 0.32 million sq. ft. The design and site works for the project is in progress with target completion in 2008.

中信泰富擁有40%股權的**中信大廈**，為本公司之總部所在，是香港中區海濱標誌建築之一，提供樓面面積為56萬2千平方呎的寫字樓及商場，並設有行人天橋連接金鐘地鐵站。中信大廈目前的租用率達99%。租金方面二零零四年較二零零三年度有所加強。

中信泰富擁有50%股權之「**又一城**」是聯同太古集團合作發展的項目。該項目位於九龍塘九廣鐵路與地鐵站交匯處，樓面面積達120萬平方呎，包括購物商場及寫字樓。又一城於一九九八年建成，現為香港的成功購物商場之一，其空置率極低，並提供穩定增長的租金收入。

CITIC Tower, 40% owned by CITIC Pacific, is our headquarters and a landmark on the Hong Kong waterfront comprising 562,000 sq. ft. of offices, retail shops and restaurants, and linked to the Admiralty MTR station with a footbridge. The building is currently 99% occupied. Rentals strengthened in 2004 compared with 2003.

Festival Walk, a 1.2 million sq. ft. of shopping and office complex, is 50% owned by CITIC Pacific. Jointly developed with the Swire Group, it is located at the interchange of the Kowloon Canton Railway and Mass Transit Railway in Kowloon Tong. Completed in 1998, Festival Walk is one of the most successful shopping centres in Hong Kong where vacancies are rare and rentals are firm.


火車路
Railway
地鐵一號幹線
Metro Network Route 1
地鐵二號幹線
Metro Network Route 2
地鐵八號幹線 (興建中)
Metro Network Route 8 (under construction)
南北高架路
North – South Viaduct
中山北路 ZHONGSHAN BEI LU
上海火車站
SHANGHAI RAILWAY STATION
BAOSHAN LU
N
W
E
S
天目西路 TIANMU XI LU
長壽路 CHANGSHOU LU
SHIMEN I LU
成都北路 CHENGDU BEI LU
蘇州河
SUZHOU CREEK
北京西路 BEIJING XI LU
靜安寺
JING AN TEMPLE
上海商城
SHANGHAI CENTRE
中信泰富廣場
CITIC SQUARE
華山公寓
ROYAL PAVILION
NANJING XI LU
NANJING DONG LU
和平飯店
PEACE HOTEL
ZHONGSHAN DONG I LU
黃浦江
HUANGPU RIVER
外灘
WAI TAN
靜安公園
JING AN PARK
上海展覽中心
SHANGHAI EXHIBITION CENTRE
人民公園
PEOPLES PARK
延安中路 YAN'AN ZHONG LU
XIZANG ZHONG LU
HENAN LU
華山路
丁香公園
DING XIANG GARDEN
淮海中路 HUAIHAI ZHONG LU
淮海公園
HUAI HAI PARK
HUA SHAN LU
HENG SHAN LU
ZHAOJIABANG LU
RUIJIN LU
老西門新苑
NEW WESTGATE GARDEN
南浦大橋
NANPU BRIDGE

中信泰富之物業發展策略著重於***中國大陸***，尤其是具有強烈優質住房需求的上海市及周邊省份。

老西門新苑位於上海黃浦區，毗鄰西藏南路及建國東路，正在興建的上海地鐵八號線復興路站近在咫尺。此項目包括多座住宅大樓及多層式商業裙樓及地下停車場，建成後可提供約300萬平方呎的建築面積。於二零零四年八月，首批共255個住宅單位在幾天內全部售罄，銷售反應非常熱烈。第二批共197個住宅單位亦於二零零五年三月初推出，並在短短數天內售罄。第一期餘下的住宅單位計劃於二零零五年上半年內推售。

中信泰富擁有80%股權的**中信泰富廣場**，乃位於上海南京西路的甲級寫字樓及購物商場，租金收入持續做好，目前全部樓面均已出租。中信泰富全資擁有之**華山公寓**，乃一位於靜安區的高級服務式住宅，租用率達96%，租金收入穩定。

中信泰富於**上海浦東機場鎮**亦擁有一約474萬平方呎之地塊可作為將來物流配套發展用途。

中信泰富於二零零四年十二月通過公開土地投標，取得**上海青浦區**一低密度住宅用地，土地面積約為145萬平方呎。中信泰富現正洽購其附近兩幅地塊。這三幅地塊將一併規劃發展。

另外，中信泰富於二零零四年十二月與浙江省**寧波市**一合作夥伴簽署合同並計劃發展一項樓面面積約100萬平方呎的商業項目。

CITIC Pacific's strategy in property going forward is very much focused on the ***mainland China*** market, in particular, Shanghai and its surrounding provinces where there is strong demand for quality housing.

The **New Westgate Garden** is located in the Huangpu District of Shanghai, adjacent to Xizang Nanlu and Jianguo Donglu. It is within walking distance from a future subway station of the new Metro Line 8. With a gross floor area of approximately 3 million sq. ft., it comprises residential towers, a multi-storey commercial complex with retail shops and a basement carpark. In August 2004, the sale of the first 255 flats met overwhelming interest and all were sold in a few days. The sale of the second set of 197 units began in early March 2005 and again, all units were sold within a few days. The rest of the 1st phase is scheduled for sale towards the end of the first half of 2005.

CITIC Square, 80% owned by CITIC Pacific, is a Grade A retail and office tower in Nanjing Xi Lu, Shanghai. Its rental continues to do well with full occupancy. **Royal Pavilion,** 100% owned by CITIC Pacific, is a luxury service apartment, with occupancy of 96%, and its rental income is stable.

CITIC Pacific also owns a site of about 4.74 million sq. ft. near **Shanghai Pudong Airport** for future logistic development.

In December 2004, CITIC Pacific won a public tender to buy a 1.45 million sq. ft. site in the **Qingpu District of Shanghai**, which is zoned for a 1 million sq. ft. low-density residential project. In addition, CITIC Pacific is also in the process of acquiring two blocks of land nearby to enhance overall development.

Also in December 2004, CITIC Pacific signed an agreement with a local party to form a joint venture company to develop a commercial project with a gross floor area of approximately 1 million sq. ft. in **Ningbo,** Zhejiang Province.

銷售及分銷
Marketing and Distribution

	地點		Location	擁有權 Ownership
大昌行	香港	Dah Chong Hong	Hong Kong	100%
慎昌	香港	Sims Trading	Hong Kong	100%

以港幣百萬元計算	in HK$ million	2004	2003
營業額	Turnover	**12,078**	12,136
溢利貢獻	Contribution	**284**	264
佔總溢利貢獻比例	Proportion of total contribution	**7%**	10%
淨資產	Net assets	**3,708**	3,234
資本開支	Capital expenditure	**203**	211

大昌行(www.dch.com.hk)以分銷汽車、消費品及糧油食品為主。其主要業務分佈於香港及中國大陸，同時也在日本、新加坡及加拿大發展業務。

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products with substantial operations in Hong Kong and mainland China, and businesses in Japan, Singapore and Canada.

大昌行汽車

DCH Motor

以港幣百萬元計算	in HK$ million	2004	2003
營業額	Turnover	**6,730**	7,083
溢利貢獻	Contribution	**148**	188

大昌行是***香港***最大的汽車分銷商之一。其二零零四年在香港市場佔有率為26%。大昌行所代理的汽車品牌為：

In ***Hong Kong***, DCH Motor is one of the largest distributors of motor vehicles with a 26% market share in 2004. It distributes a wide range of vehicles:

汽車類別	品牌	Type	Brands	售出數量 Units sold 2004	2003
私家車	極品、奧迪、賓利、本田、日產、歐寶、紳寶、福士	Passenger cars	Acura, Audi, Bentley, Honda, Nissan, Opel, Saab, Volkswagen	**5,539**	4,695
貨車	大富、五十鈴、猛獅、UD大賈力	Commercial vehicles	DAF, Isuzu, MAN, UD Nissan Diesel	**2,931**	2,310


大昌行香港汽車銷售
DCH Vehicle Sales in Hong Kong
數量 units
10,502
10,477
9,673
7,005
8,470
6,861
7,251
7,184
4,695
5,539
3,641
3,226
2,489
2,310
2,931
00
01
02
03
04
客車 Passenger
貨車 Commercial

香港汽車市場整體較二零零三年有明顯的改善。由於經濟環境好轉，消費者對經濟前景重拾信心，本地汽車銷售量上升了18.5%。大昌行的銷售量較市場理想，比去年增長了21%，其中貨車銷售更錄得27%的增幅。隨著跨境運輸復甦，大昌行把握時機擴展其貨車銷售，使整體貨車市場佔有率提升至34%。大昌行的轎車銷售亦較去年上升了20%。於二零零四年，大昌行與通用汽車簽下歐寶及紳寶兩個歐洲品牌的代理權，進一步加強了大昌行的產品組合。

除汽車銷售外，大昌行亦有大量與汽車相關的業務，如售後維修及檢測，零件銷售及分銷，汽車租賃及車隊管理，以及機場地勤支援服務。而位於九龍灣的大昌行汽車服務中心更是香港業內規模最大的汽車服務中心。

The overall performance of the Hong Kong motor market improved significantly from its low in 2003. Total vehicles sales in the territory rose 18.5%, the result of a better economic environment as consumers' confidence in the economy returned. DCH outperformed the market with total unit sales growth of 21%. Its commercial vehicle sales registered a gain of 27% compared with 2003 and DCH managed to expand its market share in this segment to 34% thanks to the revival of cross-border transportation. DCH's passenger car sales increased 20% compared with 2003. During 2004, DCH obtained from GM the dealerships of two European brands, Opel and Saab, broadening DCH's product portfolio.

In addition to selling motor vehicles, a big part of DCH's business is to provide an extensive range of motor related services such as after sales service and inspection, parts retail and distribution, leasing and fleet management, and aviation ground supporting services. DCH Motor Service Centre in Kowloon Bay is the largest in Hong Kong.

大昌行及慎昌中國分佈圖 Dah Chong Hong and Sims in China


哈爾濱 Harbin
長春 Changchun
烏魯木齊 Urumqi
瀋陽 Shenyang
北京 Beijing
天津 Tianjin
大連 Dalian
濟南 Jinan
青島 Qingdao
鄭州 Zhengzhou
西安 Xi'an
南京 Nanjing
無錫 Wuxi
蘇州 Suzhou
上海 Shanghai
合肥 Hefei
杭州 Hangzhou
寧波 Ningbo
武漢 Wuhan
成都 Chengdu
重慶 Chongqing
溫州 Wenzhou
長沙 Changsha
福州 Fuzhou
昆明 Kunming
南寧 Nanning
廣州 Guangzhou
廈門 Xiamen
汕頭 Shantou
T 惠州 Huizhou
深圳 Shenzhen
MT 香港 Hong Kong
T 東莞 Dongguan
T 番禺 Panyu
T 佛山 Foshan
MT 江門 Jiangmen
T 中山 Zhongzhan
T 順德 Shunde
T 珠海 Zhuhai
T 開平 Hoiping
海口 Haikou
M 大昌行汽車集團
DCH Motor Group
T 大昌行貿易集團及慎昌
DCH Trading Group & SIMS

在*中國大陸*，大昌行透過其內地合作夥伴分銷進口及國產汽車。與香港有別的是，中國的汽車代理商沒有獨家專營權。中國的整體汽車銷售較去年上升了15%；由於市場進入鞏固期，升幅較二零零三年的34%有大幅放緩。政府的宏觀調控措施使信貸供應出現緊張，對汽車銷售產生負面影響，特別是如五十鈴一類的大型及高價的卡車。由於進口卡車的銷售大幅減少，大昌行的貨車銷售較去年全盛期下跌了38%。進口轎車方面，雖然銷售數量增加，可是由於供應過剩、信貸緊迫、配額即將取消及經常性的減價速銷，導致利潤減少。預

In *mainland China*, DCH distributes both imported and domestically manufactured vehicles through local partners where, unlike Hong Kong, distributorships are not exclusive. Overall vehicle sales in the mainland grew 15% in 2004, a much slower pace than the 34% growth experienced in 2003 as the industry goes through a period of consolidation. The reduction of the availability of credit as a result of the macro economic measures taken by the Chinese government negatively impacted motor vehicle sales, in particular the sales of large, expensive trucks such as Isuzu. DCH's commercial vehicle sales dropped 38% compared with a robust 2003 primarily due to the sharp decrease in imported truck sales. On imported passenger vehicle front, even though unit sales increased, over supply, credit tightening, the eventual abolition of the import quota

汽車類別	品牌（大昌行與合作夥伴）	Type	Brands (DCH & partners)	售出數量 Units sold 2004	2003
私家車	**入口**：賓利、本田、日產、歐寶、雷諾	Passenger cars	**Imports:** Bentley, Honda, Nissan, Opel, Renault	**3,574**	2,983
	本地生產：北京現代、廣州本田、海南馬自達、東風日產		**Domestic:** Beijing Hyundai, Guangzhou Honda, Hainan Mazda, Dongfeng Nissan	**4,051**	3,188
貨車	**入口**：五十鈴、依維柯、UD大賓力	Commercial vehicles	**Imports:** Isuzu, Iveco, UD Nissan Diesel	**3,404**	6,586
	本地生產：慶鈴、東風日產柴、南京依維柯		**Domestic:** Qingling, Dongfeng Nissan Diesel, Naveco	**1,498**	1,346

期汽車進口政策改變後，只容許獨家的品牌總經銷，大昌行已加強發展國產車及進口車的品牌經銷店。於二零零四年，公司亦致力於系統發展及改善服務素質，為大昌行於中國大陸的未來發展打下基礎。

通過與內地夥伴緊密協作，大昌行在中國的銷售及服務網點已覆蓋十三個城市。當中包括十個集銷售、售後服務及零部件支援於一身的專賣店，中國汽車業發展政策的實施，將會為經驗豐富的經營者如大昌行，創造出較成熟規範的營商環境。

system and frequent price cuts resulted in reduced margins for this segment. In anticipation of the change in import vehicle policy that favours one exclusive wholesaler for each brand, DCH has expanded its efforts in developing local dealerships for both domestic and imported brands. In 2004, much effort was made in system development and service quality improvement to better position DCH in its future expansion in mainland China.

Working with local partners, DCH's sales and service network now covers 13 cities in mainland China including 10 integrated sales, service and spare parts centres. The implementation of the Automobile Industry Development Policy in China will certainly create a more matured business environment for experienced operators like DCH.


大昌行銷往中國大陸之汽車
DCH Vehicle Sales to mainland China
數量 units
1,351
1,914
3,265
1,354
3,118
4,472
4,306
9,434
13,740
7,932
6,171
14,103
4,902
7,625
12,527
00
01
02*
03*
04*


大昌行之香港及中國大陸汽車銷售
DCH Hong Kong vs mainland China Vehicle Sales
數量 units
10,502
3,265
10,477
4,472
9,673
13,740
7,005
14,103
8,470
12,527
00
01
02
03
04

客車 Passenger Car　貨車 Commercial Vehicle

香港 Hong Kong　中國大陸 mainland China

* 包括大昌行與合作夥伴 Including DCH & partners

汽車以外之貿易 / Non-Motor Trading

以港幣百萬元計算	in HK$ million	**2004**	2003
營業額	Turnover	**5,348**	5,053
溢利貢獻	Contribution	**136**	76

大昌行貿易：大昌行的消費品及糧油食品分銷業務包括各類食品、大米及穀物、食油、中國食品及肉類、化妝品、建築材料及家用電器，業務更涉及機電工程及維修服務。通過龐大的全球採購網絡，高效率的物流支援以及遍佈全國的分銷網絡，大昌行於二零零四年獲得理想的業績。大昌行擁有多元化的產品組合，能有效地分散貿易風險。例如替代產品銷售量的提高抵銷了瘋牛症及禽流感對轉口中國的凍肉業務所造成的負面影響。

在***中國大陸***業務方面，大昌行已經為進入上游的生產/加工及物流業務作充份準備，當中新會工業園及物流中心的業務預計於二零零五年下半年開始運作。大昌行亦參與投資一間位於順德的小家電製造廠以實現現有電器業務的向上整合。

慎昌：慎昌有限公司(www.simshk.com)在香港、澳門及中國大陸為零售及餐飲市場分銷品牌食品、飲料、家居用品及保健產品。慎昌在香港的主要品牌有寶礦力水特、阿華田、樂家杏仁糖、百得阿姨、愛護牌；而在中國大陸的主要品牌有品客、費列羅、金寶湯、樂家杏仁糖、悠哈、泰爾。慎昌亦致力為其客戶提供倉儲物流服務，客戶包括喜力、吉列、必勝客及7-Eleven。

二零零四年，慎昌透過積極拓展其代理的品牌數目及其市場銷售使利潤得以提高。展望未來，慎昌計劃從一個提供增值服務的分銷商，轉變為一個與生產商及其他經營者一起發展業務的合作夥伴，使慎昌能管理整條供應鏈的所有環節，並為其商業夥伴及客戶提供全面的解決方案。於二零零四年十一月，慎昌與大塚(中國)投資公司(Otsuka (China) Investment Co.)簽定合資合同，在廣東省製造及銷售寶礦力水特運動飲料。

DCH Trading: DCH distributes consumer and commodity food products including provisions, rice and cereal, edible oils, Chinese foodstuffs and meat, cosmetics, building materials, and home electric appliances, and is involved in E&M engineering projects and maintenance services. Through its extensive global sourcing network, efficient logistics support and nationwide distribution network, DCH was able to achieve good results in 2004. DCH's broad product portfolio enables it to spread trading risks. A good example was DCH's ability to offset the adverse sales impact on the frozen meat re-export business to China, where it was seriously affected by mad cow disease and avian flu control measures, through increased sales of alternative products.

In *mainland China*, much effort was made on laying the groundwork for participation in upstream production/processing and logistics business with the Xinhui industrial park and logistics hub being targeted for business commencement in the latter half of 2005. DCH took an equity interest in a small electrical appliance manufacturing plant in Shunde to realize upward integration for its existing electrical appliances business.

Sims Trading: Sims Trading (www.simshk.com) specialises in the distribution of branded food, beverage, household and healthcare products in Hong Kong, Macau, and mainland China for the retail and catering markets. The brands represented by Sims include Pocari Sweat, Ovaltine, Almond Roca, Barilla, Avoset for the Hong Kong market and Pringles, Ferrero, Campbell's, Almond Roca, UHA and Taier for the mainland China market. Sims provides third party logistics services to major companies such as Heineken, Gillette, Pizza Hut and Seven Eleven.

2004 saw Sims making significant progress in expanding its portfolio of representation and their distribution in the market, and as a result, profit increased. Looking ahead, Sims plans to transform its role from being an added value distributor to becoming a partner in manufacturing and other businesses, enabling Sims to manage the entire supply chain process and to provide total solutions for its business partners and customers. In November 2004, a joint venture agreement was signed with Otsuka (China) Investment Co. for the manufacturing and marketing of the Pocari Sweat sports drink in Guangdong.

中信資本市場

中信泰富為中信資本市場控股有限公司(「中信資本」www.citiccapital.com)之主要大股東，擁有其50%股權，中信資本乃是一家專注於中國市場的投資銀行，主要業務包括企業融資、股票及債務融資、資產管理、證券交易及股票市場研究。中信資本在二零零四年(其第二年運作)中繼續取得優異成績。

在企業融資方面，業務發展強勁，二零零四年成功協助多家企業上市，其中包括為濰柴動力及北青傳媒籌集港幣13億元及港幣10億元。債務融資業務方面，透過多種創新及彈性融資方式，為客戶籌集近港幣70億元貸款。資產管理業務增長同樣驕人，不僅推出多個新基金，所管理的基金表現也均取得令人滿意的回報。到二零零四年底為止，資產管理總額升至近5億美元。證券經紀業務亦取得大幅進展，透過高質素和洞察力強的市場研究報告，公司成功於二零零四年吸納多家知名機構投資者成為客戶。此外，年間分行數目亦有所增加。

CITIC Capital Markets

50% owned by CITIC Pacific, **CITIC Capital Markets** (www.citiccapital.com) is a China focused investment bank with its core businesses in corporate finance, equity and debt capital markets, asset management, brokerage and research. 2004 marked the second full year of CCMH's operation during which continued solid results were achieved.

CCMH's investment banking business continued to gather momentum with the successful execution of deals such as the HK$1.3 billion listing of Weichai Power and HK$1 billion listing of Beijing Media. On the debt capital markets front, total loans of HK$7 billion were arranged for clients employing innovative and flexible structures. The asset management business saw strong growth with total asset under management of approximately US$500 million by the end of 2004. A number of new funds were launched and overall performance of all funds achieved satisfactory results. Significant inroads were made in the further expansion of CCMH's brokerage business where quality and insightful research played a key role in securing a number of reputable institutional clients. Additional brokerage outlets were opened in 2004.

財政回顧
Financial Review

緒言

中信泰富之二零零四年年報，包括主席致股東報告、年度賬目及按會計準則、法例及香港聯合交易所規定之其他資料。編製本財政回顧，旨在透過討論各項業務之溢利貢獻及本公司之整體財政狀況，協助讀者瞭解所提供之法定資料。

Introduction

CITIC Pacific's 2004 Annual Report includes a letter from the Chairman to shareholders, the annual accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

股東應佔溢利

截至二零零四年十二月三十一日止年度之股東應佔淨溢利為港幣三十五億八千一百萬元，較二零零三年之港幣十三億零一百萬元增加175%。由於採納三項新會計準則，促使二零零四年之溢利較採納舊準則增加港幣四億九千二百萬元。溢利增加之其他原因詳見下文。

Profit Attributable to Shareholders

The net profit attributable to shareholders for the year ended 31 December 2004 was HK$3,581 million, an increase of 175% compared with HK$1,301 million achieved in 2003. The adoption of three new accounting standards increased the profit of 2004 by HK$492 million as compared with using the old standards. The other reasons for the increase in profit are described below.



股東應佔溢利
Profit Attributable to Shareholders
港幣百萬元
HK$ million
3,291
2,092
3,843
1,301
3,581
00
01
02
03
04

業務分類溢利貢獻

各主要營業單位在二零零四年之溢利貢獻，與二零零三年同期比較如下：

Business Segments Contribution

The contribution made by major business units in the year of 2004, compared with the same period of 2003, were:

溢利貢獻 *港幣百萬元*	Contribution *HK$ million*	**2004**	2003	2004 – 2003
發電	Power Generation	**439**	229	210
航空	Aviation	**1,398**	421	977
基礎設施	Civil Infrastructure	**329**	635	(306)
信息業	Communications	**133**	230	(97)
特種鋼鐵業	Special Steel Manufacturing	**438**	178	260
物業	Property	**608**	508	100
銷售及分銷	Marketing & Distribution	**284**	264	20
投資物業重估	*Investment Properties Revaluation*	***181***	*(587)*	*768*

與二零零三年之溢利貢獻比較：

- 發電：現有之電廠發電量增長8%及新收購的北方聯合電力及邯峰電廠亦首次帶來溢利貢獻。
- 航空：相對於二零零三年「非典」導致載客量大幅下跌，國泰航空及港龍航空於二零零四年的載客量及貨運量均創出新高。香港空運貨站處理的貨物量亦創出新記錄及中國國際航空貨運則首次帶來溢利貢獻。
- 基礎設施：香港的兩條隧道之溢利貢獻與二零零三年相近，但由於中信泰富已出售上海的橋隧項目，令二零零四年溢利貢獻減少。
- 信息業：中信電訊1616及中信國安於二零零四年的業務表現與二零零三年相近。但澳門電訊因面對同業競爭，令溢利貢獻下降。其他的信息業項目仍在拓展階段而需作開支。
- 特種鋼鐵業：興澄鋼廠生產的高質素鋼鐵需求量強勁，引致銷售量輕微上升，令二零零四年的邊際利潤有所增長。

Compared with the contribution for year 2003:

- Power Generation: there was an 8% increase in power produced at existing power plants and the newly acquired North United Power and Han Feng made first contributions.
- Aviation: Cathay Pacific and Dragonair carried a record number of passengers and cargo in 2004. Passenger traffic was depressed in 2003 due to SARS. HACTL handled a record volume of cargo and Air China Cargo contributed for the first time. .
- Civil Infrastructure: our two tunnels in Hong Kong made a similar contribution to 2003, and the reduction in contribution was because CITIC Pacific no longer owned the bridges and tunnels in Shanghai in 2004.
- Communications: CITIC Telecom 1616's performance in 2004 was similar to 2003 as were those of Guoan, but the contribution from CTM decreased due to competition. Expenditure was incurred on other communication businesses in their development stage.
- Special Steel Manufacturing: higher margins were achieved in 2004 on a slightly higher volume due to strong demand for the high quality steel produced by the Xingcheng Steel Plant.

- 物業：老西門新苑項目出售了255個單位，令溢利貢獻上升。香港及上海的物業租金收入亦有所增長。
- 銷售及分銷：國內的汽車銷售業務受信貸緊縮所影響，尤以重型貨車為甚。香港的汽車業務則超越市場表現，銷售量上升21%。大昌行及慎昌在食品貿易、化妝品銷售及其他非汽車業務方面之溢利貢獻均錄得增長。

- Property: the sale of 255 flats at the New Westgate Garden increased the contribution from property development. Property leasing contribution increased both in Hong Kong and Shanghai.
- Marketing & Distribution: The Mainland motor business was affected the reduced availability of credit, especially for large trucks. The Hong Kong motor business outperformed the market with a unit sales growth of 21%. The contribution from food trading, cosmetics and other non-motor businesses grew both in DCH and SIMS.

溢利貢獻
Contribution

港幣百萬元 HK$ million


1,500
1,000
500
0
-500
發電
Power Generation
航空
Aviation
基礎設施
Civil Infrastructure
信息業
Communications
特種鋼鐵業
Special Steel Manufacturing
物業
Property
銷售及分銷
Marketing & Distribution
投資物業重估
Investment Properties Revaluation

2003 2004

年報載有按業務分類之營業額，以及來自綜合業務、共同控制實體及聯營公司之未扣除財務支出淨額及稅前溢利資料。

The Annual Report contain business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

地區分佈

來自香港、中國以及海外之溢利貢獻及資產，乃根據每項業務之基地所在位置劃分。

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.



地區分佈
Geographical Distribution
2004
3
5
26
34
61
71
2003
截止十二月三十一日止
For the year ended 31 December
溢利貢獻 %
Contribution %
2004
2
2
21
28
77
70
2003
十二月三十一日結算
As at 31 December
賬面資產值 %
Assets at Book Value %
香港特別行政區 Hong Kong SAR
中國 Mainland China
海外 Overseas

利息支出

本集團之利息支出由港幣四億元減少至港幣三億七千六百萬元，主要因借貸成本由大約4.6%減少至3.4%。

Interest Expense

The Group's interest expense decreased from HK$400 million to HK$376 million mainly due to a decrease in borrowing cost from approximately 4.6% to 3.4%.

集團之流動資金及資本來源

一般政策

中信泰富致力於嚴謹的財務管理，以及維持高透明度的政策。本集團之融資及現金管理運作均集中在總公司層次進行，藉以加強集團之風險管理、監控以及財務資源之有效運用。

中信泰富致力於透過銀行及資本市場分散其集資途徑。融資安排均盡可能配合業務特點及現金流量情況。在可能及合適之情況下安排有限或無追索權之項目融資。

中信泰富之業務主要集中在香港及中國兩地，因此，集團需承受港元、美元及人民幣滙率波動之風險。當有關資產或現金收益之幣種為非港元，中信泰富透過以同幣種融資或利用外滙合約等安排，務求將貨幣風險降至最低。由於中國之金融市場有所局限，加上監管限制（特別是現時人民幣未能自由兑換，以及國內之外滙遠期市場尚未發展），故上述目標未能時常達致。此外，由於「註冊資本」（一般規定不得少於有關項目之總投資額25%）必須以美元或港元投入，因此本集團之人民幣淨資產將不斷增加。在二零零四年十二月三十一日，本集團約28%之總資產位於中國內地，而集團之人民幣淨資產約為一百五十億元。

為穩定利息開支，集團致力維持適當之固定息率及浮動息率借貸。集團在考慮整體市場趨勢、集團之現金流量以及利息倍數比率後決定利率對沖比率。本集團亦採用各種利率工具，從而控制長期利率風險。

本公司只利用衍生工具對沖利率及滙率風險，嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級達投資評級水平之金融機構交易，而本集團為了控制信貸風險，亦會考慮交易對手應已向本集團提供信貸額作為前題。

Group Liquidity and Capital Resources

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of the foreign exchange rates of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as currently the Renminbi is not a free convertible currency and an on-shore forward market has not been developed. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total project investment amount, is required to be paid in US or HK Dollars. As a result, CITIC Pacific has an increasing exposure to the Renminbi. As of 31 December 2004, around 28% of the Group's total assets were based in mainland China and the Group was long RMB15 billion.

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration the general market trend, the Group's cash flow pattern and interest coverage ratio. The Group actively employs various interest rate instruments to manage long term interest risk.

The Company only uses derivative transactions for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Company only deals with financial institutions with credit rating at least investment grade. The counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

現金流量

由於本集團之大部份債項由控股公司安排，故各項業務為本公司帶來的現金流量淨額，乃衡量本公司償還債項能力之重要指標。期內，本集團之現金流量持續穩定強勁。以下為各業務之現金流量概覽：

Cash Flow

By design, most of the Group's debt is raised at the holding company level. As such, the net amount of cash flow from each business to the Company is an important indicator as to the Company's ability to service its debts. During the period, the Group's cash flow remained stable and strong. Following is a summary of the cash contributions by each business segment:

港幣百萬元	*HK$ million*	**2004**	2003
基本建設	**Infrastructure**		
發電	Power Generation	**469**	317
航空	Aviation	**649**	334
基礎設施	Civil Infrastructure	**362**	283
信息業	Communications	**111**	232
特種鋼鐵業	**Special Steel Manufacturing**	**153**	0
物業	**Property**	**1,573**	1,090
銷售及分銷	**Marketing & Distribution**	**35**	123
其他	**Others**	**50**	72
合計	**Total**	**3,402**	2,451



業務之現金流量
Cash Flow from Operations
港幣拾億元
HK$ billion
15
10
5
0
00
01
02
03
04

出售業務 Sale of Businesses
銷售及分銷 Marketing & Distribution
物業 Property
特種鋼鐵業及其他 Special Steel Manufacturing & Others
基本建設 Infrastructure



每股現金流量
Cash Flow per Share
港幣元
HK$
2.0
0.7
2.7
2.4
3.5
1.1
4.6
1.2
2.8
4.0
1.6
0.1
1.7
00
01
02
03
04

出售業務之每股現金流量 From Cash Flow per Share from the Sale of Businesses
經常性收入之每股現金流量 From Regular Cash Flow per Share

由於大昌行年內將其大部份盈餘現金投放在於中國之多個新投資項目，因此本集團來自銷售及分銷之現金貢獻有所下跌。

Cash contribution from Marketing & Distribution to the Group reduced since Dah Chong Hong reinvested most of its operating cashflow to various new projects in the mainland.

綜合現金流量概覽 *港幣百萬元*	Summary of Consolidated Cash Flow Statement *HK$ million*	2004	2003
現金淨額來自/(投資於)	Net Cash generated from / (invested in)		
綜合業務	consolidated activities	**1,204**	1,535
共同控制實體	jointly controlled entities	**49**	23
聯營公司	associated companies	**1,526**	(266)
投資	investments	**393**	263
出售業務權益及有價證券	Sale of business interests and marketable securities	**109**	6,370
資本開支及於新業務之投資	Capital expenditure and investment in new businesses	**(7,460)**	(1,207)
税項	Tax	**(178)**	(148)
已支付利息淨額	Net interest paid	**(310)**	(397)
		(4,667)	6,173
已支付股息	Dividends paid	**(2,189)**	(4,377)
借貸增加	Increase in borrowings	**3,698**	1,151
已行使購股權	Share options exercised	**68**	–
		1,577	(3,226)
現金及等同現金之(減少)/增加	(Decrease)/Increase in cash and cash equivalents	**(3,090)**	2,947

集團債項及流動資金

於二零零四年十二月三十一日，本集團之借貸總額為港幣一百四十六億元(二零零三年十二月三十一日：港幣一百零五億元)，而現金及銀行存款則為港幣二十四億元，淨負債為港幣一百二十二億元，而二零零三年十二月三十一日之淨負債則為港幣五十億元。淨負債之增長原因，主要為資本開支部份所述之新投資項目。槓桿比率根據淨負債佔總資本計算為24%(二零零三年十二月三十一日：11%)。

Group Debt and Liquidity

As of 31 December 2004, the Group's total outstanding debt was HK$14.6 billion (31 December 2003: HK$10.5 billion), cash and deposits with banks were HK$2.4 billion giving a net debt of HK$12.2 billion compared to HK$5 billion at 31 December 2003. The increase in net debt was mainly due to new investments as detailed under Capital Expenditure Section. Leverage, measured by the net debt to total capital, was 24% (31 December 2003: 11%).

總負債

總負債因港幣七十四億六千萬元之資本開支及新投資項目而增加。於二零零四年十二月三十一日，將於二零零五年底到期之借貸佔總負債6%，而本集團於該日之銀行存款為港幣二十四億元，超過於二零零五年到期償還之貸款。

Total Debt

Total debt increased due to capital expenditure and new investments of HK$7,460 million. The debt at 31 December 2004 that will mature to the end of 2005 amounted to 6% of the total debt and at that date the Group had deposits with banks of HK$2.4 billion, exceeding the loans due for repayment in 2005.



總負債
Total debt
港幣拾億元
HK$ billion
20
15
10
5
0
00
01
02
03
04

五年後 After the fifth year

三至五年內（包括首尾兩年）In the third to fifth year inclusive

兩年內 In the second year

一年內 In the first year



利息倍數
Interest Cover
港幣拾億元 HK$ billion
6
5
4
3
2
1
0
5x
6x
12x
8x
15x
00
01
02
03
04

不包括利息支出、稅項、折舊及攤銷之淨溢利 EBITDA

不包括利息支出、稅項、折舊及攤銷之淨溢利佔利息支出（x = 倍）EBITDA/Interest Expense (x = times)

利息支出 Interest Expense

利息倍數

於二零零四年，不包括利息支出、稅項、折舊及攤銷之淨溢利除以利息支出為15.1，而二零零三年則為7.8，原因為溢利增加175%，及利息支出總額減少6%。

Interest Cover

EBITDA divided by interest expense for 2004 was 15.1 compared to 7.8 in 2003, due to the 175% increase in profit and a 6% decrease of total interest expense.

借貸承諾

為了管理集團借貸結構以及債項方面之規定，中信泰富已制訂一套標準借貸承諾。財務承諾包括資本淨值最低保證、借貸總額佔資本淨值之最高比率以及抵押資產佔集團總資產之上限。本集團均符合其所有借貸承諾。

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to minimum net worth undertaking; a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific is in compliance with all of its loan covenants.

信貸評級

穆迪投資及標準普爾給予本公司之外幣長期信貸投資評級分別為Baa3及BBB-。兩項評級均顯示本公司目前之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。

於二零零四年，集團之槓桿比率(根據淨負債佔總資本計算)為24%，而利息倍數(根據不包括利息支出、稅項、折舊及攤銷之淨溢利除以利息支出計算)則為15.1。集團深信上述之財務指標反映集團財務穩健、實力雄厚。本公司之目標為維持既有之穩健財務政策，務求進一步提升其信貸評級。

Credit Ratings

The Company has been assigned an investment grade foreign currency long term credit rating of Baa3 by Moody's Investor Service and BBB- by Standard & Poor's. For both ratings, the current credit outlook is stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cashflow.

The Group's leverage, measured by the net debt to total capital, was 24%. Interest cover, defined as EBITDA divided by interest expense, was 15.1 in 2004. We believe that these financial indicators demonstrated the Group's financial strength. The Company's objective is to maintain its financial discipline aiming to improve its credit rating going forward.

前瞻聲明

本年報載有若干涉及本集團財政狀況、業績及業務之前瞻聲明。該等前瞻聲明乃本公司對未來事件之預期或信念，且涉及已知及未知風險及不明朗因素，而此等因素足以令實際業績、表現或事態發展與該等聲明所表達或暗示之情況存在重大差異。

前瞻聲明涉及固有風險及不明朗因素。敬請注意：多項因素均可令實際業績有別於任何前瞻聲明所預測或暗示之業績；在若干情況下，更可能存在重大差異。

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

十年統計
10 Year Statistics

年終（港幣百萬元）	At year end (HK$ million)	1995	1996	1997	1998	1999	2000	2001	2002	2003	**2004**
股東資金	Shareholders' funds	26,971	36,912	40,538	42,032	38,240	41,304	41,471	42,488	38,772	**37,892**
每股（港幣元）	per share (HK$)	13.40	17.30	19.06	19.76	17.98	18.81	18.94	19.41	17.72	**17.29**
負債	Debt										
負債	Debt	9,706	10,243	23,302	22,075	18,563	15,709	14,639	9,267	10,528	**14,580**
銀行存款	Bank deposits	614	594	710	900	8,044	5,201	4,631	2,545	5,511	**2,417**
淨負債佔總資本	Net debt / total capital	25%	21%	36%	34%	22%	20%	19%	14%	11%	**24%**
利息倍數（倍）	Interest cover (times)	10	19	6	4	4	5	6	12	8	**15**
資金運用	Capital employed	36,677	47,155	63,840	64,107	56,803	57,013	56,110	51,755	49,300	**52,472**
固定資產	Fixed assets	9,045	9,929	10,472	11,765	11,916	13,433	14,702	15,804	15,526	**18,762**
共同控制實體	Jointly controlled entities	509	798	859	831	1,396	2,019	2,365	3,582	4,085	**7,852**
聯營公司	Associated companies	20,046	25,393	38,812	38,799	20,987	23,630	22,893	22,377	22,805	**21,662**
投資	Investments	5,644	9,183	11,170	11,548	14,511	9,264	8,070	7,092	1,027	**1,121**
市值	Stockmarket capitalisation	53,000	95,800	65,520	35,530	62,230	60,720	37,993	31,514	43,332	**48,444**
股東總數	Number of shareholders	6,545	6,215	8,642	14,987	13,506	9,808	11,044	12,260	12,198	**11,554**
員工	Staff	11,500	11,750	11,800	11,871	10,490	11,354	11,733	11,643	12,174	**15,915**
年度（港幣百萬元）	*For the year (HK$ million)*										
除稅後淨溢利	Net profit after tax										
除稅後淨溢利	Net profit after tax	2,963	6,769	7,201	2,628	2,735	3,291	2,092	3,843	1,301	**3,581**
每股（港幣元）	per share (HK$)	1.47	3.18	3.38	1.24	1.29	1.49	0.96	1.76	0.59	**1.63**
主要業務的溢利貢獻	Contribution by major business										
發電	Power Generation	186	186	170	230	440	314	281	245	229	**439**
航空	Aviation	707	1,054	702	(11)	659	1,475	324	1,263	421	**1,398**
基礎設施	Civil Infrastructure	467	800	1,099	1,382	1,292	1,320	1,362	1,238	635	**329**
信息業	Communications	974	648	322	65	51	92	277	521	230	**133**
特種鋼鐵業	Special Steel Manufacturing	39	21	2	18	22	29	95	126	178	**438**
物業	Property	734	602	1,587	270	740	422	633	894	508	**608**
銷售及分銷	Marketing & Distribution	277	330	360	330	230	226	119	227	264	**284**
消費信用	Consumer Credit	78	89	84	167	–	–	–	–	–	**–**
投資物業重估（減值）/升值	*Investment Properties Revaluation (Deficit)/Surplus*	–	–	–	–	–	–	–	–	*(587)*	***181***
不包括利息支出、稅項、折舊及攤銷之淨溢利	EBITDA	4,040	4,321	5,706	4,739	4,763	5,240	3,923	5,693	3,128	**5,668**
每股股息（港幣元）	Dividends per share (HK$)										
普通	Regular	0.55	0.62	0.70	0.70	0.75	0.85	0.80	1.00	1.00	**1.10**
特別	Special	–	0.30	0.30	–	2.00	–	–	1.00	–	**–**
倍數（倍）	Cover (times)	2.7	2.7	2.7	1.8	1.7	1.8	1.2	1.8	0.6	**1.5**

附註：

1. 由於本集團採納了經修訂之香港會計準則第12號「所得稅」，所以二零零二年度之數字有所調整。至於二零零一年度及以前之數字，並無因本集團採納該項新修訂會計準則而作出相應調整，以茲比較。

Note:

1. Figures have been adjusted in year 2002 following the adoption of revised accounting standard of SSAP 12 'Income Tax'. For comparative purposes, the figures for years 2001 and before have not been adjusted for effects on the adoption.

公司管治
Corporate Governance

公司管治操守

中信泰富致力在公司管治方面達致卓越水平及奉行第一等級之商業操守。董事會相信良好的公司管治操守日益重要，以維持及增加投資者信心。由於公司管治要求不斷改變，因此董事會須定時檢討公司管治操守，以確保它們符合有關人士的預期、遵守法律及專業準則，同時反映最新的本地及國際發展。董事會將不斷致力達致高質素的公司管治。

Corporate Governance Practices

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Corporate governance requirements keep changing, therefore the Board reviews its corporate governance practices from time to time to ensure they meet stakeholders' expectation, comply with legal and professional standards and reflect the latest local and international developments. The Board will continue to commit itself to achieving a high quality of corporate governance.

董事證券交易

集團已採納上市規則附錄十所載之「上市公司董事進行證券交易的標準守則」。在向所有董事作出具體查詢後，彼等於二零零四年內均已完全遵守上述守則所規定之標準。

Directors' Securities Transactions

The Group has adopted the Model Code for Securities Transactions by Directors of Listed Companies contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all directors have fully complied with the required standard set out in the Model Code throughout the year of 2004.

董事會

董事會現由十名執行董事及六名非執行董事組成。根據聯交所的界定，在該六名非執行董事中，四名具有獨立身份。獨立非執行董事及非執行董事分別佔董事會人數四分之一及逾三分之一。根據本公司之公司章程，所有董事必須輪值告退，亦必須先獲得股東在股東週年大會上投票支持方可膺選連任。

董事會監察集團的策略性發展，決定集團的目標、策略及政策。董事會亦會監察及控制營運及財政表現，以期達致集團的策略性目標。董事會成員已定時審閱有關集團的業務文件及資料。如有需要，所有董事及董事會轄下之委員會均可向外尋求獨立之法律及其他專業意見，相關費用由本集團承擔。

Board of Directors

The Board currently comprises ten executive and six non-executive directors of whom four are independent as defined by the Stock Exchange. Independent non-executive directors are one-quarter and the non-executive directors are over one-third of the Board. Under the Company's articles of association, all directors are subject to retirement by rotation and their re-election is subject to a vote of shareholders at the Annual General Meeting.

The Board oversees the Group's strategic development, and determines the objectives, strategies and policies of the Group. The Board also monitors and controls operating and financial performance in pursuit of the Group's strategic objectives. The Board members have access to appropriate business documents and information about the Group on a timely basis. All directors and Board committees have recourse to external legal counsel and other professionals for independent advice at the Group's expense if they require it.

兩個由董事會成立之委員會，分別名為審核委員會及薪酬委員會，是為了監察集團在特別方面的事務。董事會已將集團業務的日常管理與營運委派予管理層負責。

董事會定期召開會議，以檢討本集團及旗下營業單位之財政及營運表現，以及通過未來之發展策略。二零零四年召開了四次董事會會議，平均的出席率為89%。在二零零四年，每位董事在董事會會議、審核委員會會議及薪酬委員會會議之個別出席率詳情如下：

Two Board committees, namely, the Audit Committee and the Remuneration Committee have been established to oversee particular aspects of the Group's affairs. The Board has delegated the day-to-day management and operation of the Group's businesses to management.

The Board meets regularly to review the financial and operating performance of the Group and other business units, and approve future strategy. Four Board meetings were held in 2004 and the average attendance rate was 89%. Individual attendance of each director at the Board meetings, the Audit Committee meetings and the Remuneration Committee meetings during 2004 is set out below:

		出席率 / 會議次數 Attendance / Number of Meetings		
董事	Director	董事會 Board	審核委員會 Audit Committee	薪酬委員會 Remuneration Committee
執行董事	**Executive Director**			
榮智健先生—*主席*	Mr. Larry Yung Chi Kin – *Chairman*	4/4		
范鴻齡先生	Mr. Henry Fan Hung Ling	4/4		
莫偉龍先生	Mr. Vernon Francis Moore	4/4		
李松興先生	Mr. Peter Lee Chung Hing	4/4		
阮紀堂先生	Mr. Norman Yuen Kee Tong	4/4		
姚進榮先生	Mr. Yao Jinrong	4/4		
常振明先生	Mr. Chang Zhenming	1/4		
李士林先生	Mr. Li Shilin	2/4		
榮明杰先生	Mr. Carl Yung Ming Jie	4/4		
劉基輔先生	Mr. Liu Jifu	4/4		
獨立非執行董事	**Independent Non-executive Director**			
何厚浠先生	Mr. Hamilton Ho Hau Hay	3/4		
韓武敦先生 (審核委員會主席)	Mr. Alexander Reid Hamilton (Chairman of the Audit Committee)	4/4	4/4	3/3
陸鍾漢先生	Mr. Hansen Loh Chung Hon	4/4	4/4	
何厚鏘先生 (薪酬委員會主席)	Mr. Norman Ho Hau Chong (Chairman of the Remuneration Committee)	3/4		3/3
非執行董事	**Non-executive Director**			
張偉立先生	Mr. Willie Chang	4/4	4/4	3/3
德馬雷先生 (其中兩次會議皆由德馬雷先生之替任董事出席。)	Mr. André Desmarais (Two of the meetings were attended by the alternate of Mr. André Desmarais.)	4/4		

為了有效地執行董事會所採納之策略及計劃，由執行董事及高層管理人員組成之常務委員會每月召開一次會議，以檢討集團的業務表現、協調整體資源，以及作出財務及營運上的決策。

To implement the strategies and plans adopted by the Board effectively, an executive committee of selected executive directors and senior managers meets monthly to review the performance of the businesses of the Group, co-ordinate overall resources and make financial and operational decisions.

主席及行政總裁

主席及董事總經理的職責有清楚劃分，主席肩負領導之責，須管理董事局及制訂公司的策略，而董事總經理則負責執行公司的策略。

Chairman and Chief Executive Officer

There is a segregation of duties between the Chairman's responsibility for leadership and management of the Board and the Company's strategy, and the Managing Director's responsibility to implement the Company's strategy.

非執行董事

現時有六名非執行董事，其中四名具有獨立身份。按照本公司之公司章程第104(A)條，每年須有三分之一的董事輪值告退，但未有清晰條文要求董事須按照「企業管治常規守則」的新守則所規定，每三年最少告退一次。在二零零五年五月十二日舉行的股東週年大會上，將建議進行表決，修改公司章程以符合新守則的條文。

Non-executive Directors

There are currently six non-executive directors of whom four are independent. Under Article 104(A) of the Company's Articles of Association, they are subject to the retirement of nearest to one-third of the board each year but not explicitly subject to retirement at least once every 3 years as required by the new Code on Corporate Governance Practices. A resolution will be proposed at the annual general meeting scheduled on 12 May 2005 to amend the Articles of Association in line with the new code provision.

審核委員會

董事會於一九九五年成立審核委員會。所有委員會成員均為非執行董事，包括主席在內，其中兩名具有獨立身份。審核委員會成員具有不同行業之豐富經驗，委員會主席亦屬財務及審核工作之專才。委員會每年與高級管理人員及核數師（包括內部及外界核數師）召開四次會議。

在二零零四年，審核委員會檢討外界核數師之預計核數酬金；與外界核數師審議其獨立性、核數之性質及範圍；在向董事會提呈中期及全年財務報表之前先審閱該等報表，特別是審閱具判斷性之內容；審閱外界核數師之管理建議書以及管理層之回覆；檢討內部審核計劃、所得之結果及管理層之回覆；以及檢討本集團對下文所述守則之恪守程度。因此，他們建議董事會接納二零零四年的中期及全年報告。

Audit Committee

The Board established an Audit Committee in 1995. All Committee members are non-executive directors and two of them including the Chairman are independent. The Committee members possess diversified industry experience and the Chairman is an expert on financial and auditing matters. The Committee meets four times each year, together with senior management and auditors, both internal and external.

During 2004, the Audit Committee considered the external auditors' projected audit fees; discussed with the external auditors their independence and the nature and scope of the audit; reviewed the interim and annual financial statements, particularly judgmental areas, before submission to the Board; reviewed the external auditors' management letter and management's response; reviewed the internal audit programme, findings and management's response; and reviewed the Group's adherence to various Codes described below. As a result, they recommended the Board to adopt the interim and annual report for 2004.

薪酬委員會

在二零零四年，薪酬委員會檢討薪酬政策及審批所有執行董事及高級行政人員之薪酬及花紅，並檢討集團之薪酬政策及審批授出購股權。委員會於二零零四年召開三次會議，出席率為100%。所有薪酬委員會成員均為非執行董事，包括主席在內，其中兩名具有獨立身份。

並無執行董事參與有關其本身薪酬的討論。董事會每位成員可獲港幣十五萬元之袍金。董事在審核委員會及薪酬委員會可分別獲得港幣十萬元及港幣五萬元之額外袍金。

內部監控

董事會明白本身有責任維持一個適當之內部監控系統，以及確保能盡早向股東及公眾人士如實報告本公司之業務狀況。

內部監控系統旨在提高營運效力與效率，確保資產不會被擅用及未經授權處理，維持恰當的會計紀錄及真實公平的財務報告，並同時遵守相關的法律及規定。它會就是否存在重大錯誤陳述或損失，作出合理但不絕對的確定，並會管理而非消除與其業務活動有關的風險。

Remuneration Committee

During 2004, the Remuneration Committee reviewed the remuneration policies and approved the salary and bonus of the executive directors and certain key executives, reviewed the remuneration policy of the Group and approved the granting of options. Three meetings were held in 2004 with the attendance rate of 100%. All Committee members are non-executive directors and two of them including the Chairman are independent.

No executive director takes part in any discussion about his own remuneration. The fee for each individual director sitting on the Board is HK$150,000. The additional fees for the directors serving in the Audit Committee and the Remuneration Committee are HK$100,000 and HK$50,000 respectively.

Internal Controls

The Board recognises its responsibility for maintaining an adequate system of internal control and prompt and transparent reporting of the Company's activities to the shareholders and to the public.

The internal control system is designed to facilitate the effectiveness and efficiency of operations, safeguard assets against unauthorised use and disposition, ensure the maintenance of proper accounting records and the truth and fairness of the financial statements, and ensure compliance with relevant legislation and regulations. It provides reasonable, but not absolute, assurance against material mis-statement or loss and the management rather than elimination of risks associated with its business activities.

核數師費用

羅兵咸永道會計師事務所自一九八九年開始獲股東每年委任為中信泰富之外界核數師。年內，羅兵咸永道會計師事務所就其對本公司及本公司附屬公司進行之法定審核服務費用為港幣七百萬元（二零零三年：港幣六百萬元），另外其他服務費用為港幣五百萬元（二零零三年：港幣五十萬元）。而法定審核以外服務包括財務核查、稅務事宜及中期檢討。至於並非由羅兵咸永道會計師事務所擔任審核工作之附屬公司之核數費用為港幣七百萬元（二零零三年：港幣六百萬元）。

Auditor's Remuneration

Annually since 1989 PricewaterhouseCoopers have been appointed as CITIC Pacific's external auditors by shareholders. During the year, the fees charged to the accounts of the Company and its subsidiaries for PricewaterhouseCoopers' statutory audit services amounted to HK$7 million (2003: HK$6 million), and in addition HK$5 million (2003: HK$0.5 million) for other services. The non-statutory audit services consist of financial due diligence, tax compliance and the interim review. The cost of audit services of subsidiaries not performed by PricewaterhouseCoopers was HK$7 million (2003: HK$6 million).

內部稽核

集團內部稽核部對集團內各營業單位及附屬公司於一段時間內進行有系統之獨立分析，藉以支援管理層，而有關分析之頻率在評估牽涉之風險後釐定。審核委員會每年批核內部稽核計劃。集團內部核數師可在不受限制之情況下審查業務運作之每個環節，且可在彼認為有需要時直接聯絡各階層管理人員，包括主席或審核委員會主席。集團內部稽核部定期根據經批准之內部稽核程序表向審核委員會提交報告供委員會審閱。集團內部稽核部匯報之關注事項會由管理層逐季進行監察，直至採取合適的補救措施為止。

Internal Audit

The Group Internal Audit Department supports management by carrying out systematic independent reviews of all business units and subsidiaries in the Group over a period of time. The frequency of review is determined after an assessment of the risks involved. The Audit Committee endorses the internal audit programme annually. The Group Internal Auditor has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as he considers necessary. The Group Internal Audit Department submits regular reports for the Audit Committee's review in accordance with the approved internal audit programme. Concerns which have been reported by the Group Internal Audit Department are monitored quarterly by management until appropriate remedial actions have been taken.

守則

為確保業務上奉行最高之操守標準，本集團訂立「紀律守則」，為員工界定操守之標準及確定本集團之平等僱傭政策。本集團定期安排有關該守則之訓練課程予所有員工，而每年審核委員會亦收到實施有關守則及守則需予修訂之報告。

於二零零四年間，本集團已遵守香港聯合交易所證券上市規則附錄十四所載之「最佳應用守則」。

本集團已響應「香港僱主聯合會」所制定之良好僱傭行為指引，以便提高良好及負責任之僱傭標準。

關連交易

期內，中信泰富已透過報章公佈若干項「關連交易」。該等交易相關之報章公佈可於本公司網頁(www.citicpacific.com)瀏覽。

Codes

To ensure the highest standard of integrity in our businesses, the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code are held regularly for all employees and the Audit Committee receives a report on the operation, and the need for revision, of the Code every year.

Throughout the year of 2004, the Group has complied with the Code of Best Practice containing in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Connected Transactions

During the period, CITIC Pacific has issued press announcements in respect of a number of 'connected transactions', and the related press announcements can be viewed in the Group's website (www.citicpacific.com).

公平披露及投資者關係

中信泰富致力向所有希望獲得本公司資料之人士發放有關本集團之重要資料。本公司在透過香港聯交所發表公佈時，有關資料將同時發放予記者及投資分析員（倘知悉其電郵地址或圖文傳真號碼），並在短時間內登載於本公司網站供股東瀏覽。

中信泰富明白本身有責任向持有合法權益之人士交代其業務狀況及回應彼等之提問。本公司定期接待及拜訪投資者，藉以闡釋本集團之業務。在二零零四年，本公司在辦公室或發佈會，以及香港、美國、歐洲、中國及新加坡舉行的路演，簡佈過來自約二百間投資公司的代表。公眾人士、個別股東及投資分析員就有關本公司及其產品和服務所提出之問題，本公司均盡快解答。在任何情況下本公司均採取審慎態度確保不會披露任何影響股價之資料。

有關中信泰富之資料可登入本集團網頁查閱，包括各項業務之簡介及中信泰富於過去六年之年報。

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be on its way to journalists and investment analysts where an e-mail address or fax number is known and will be available to shareholders on the Company's website shortly thereafter.

CITIC Pacific recognises its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's businesses. During 2004, representatives of about 200 investment houses were briefed in our office or at conferences and our roadshows in Hong Kong, U.S., Europe, China and Singapore. Questions on the Company and its products and services received from the general public, individual shareholders and investment analysts were answered promptly. In all cases great care has been taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website including descriptions of each business and the Annual Reports for last six years.

財務報告

董事會明白本身有責任編製真實而公平的賬目，並根據香港會計師公會公佈而普遍被採用之香港會計準則。本公司選擇合適之會計政策並貫徹採用，所作判斷及估計均屬審慎及合理。香港所採用之會計準則一向大致遵從國際會計標準，在二零零四年，香港會計師公會已頒佈許多全新及修訂會計準則，藉此令香港的準則與國際準則接軌。本集團已採用了三項最新或經修訂準則—香港財務報告準則第3號業務合併、香港會計準則第36號資產減值及香港會計準則第38號無形資產。其他新標準將於二零零五年採用。董事致力在財務報告上對本集團的現有狀況及前景作出中肯及易於理解的評估。

Financial Reporting

The Board recognises its responsibility to prepare the Company's accounts which give a true and fair view and are in accordance with generally accepted accounting standards published by the Hong Kong Institute of Certified Public Accountants. Appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. Hong Kong accounting standards have always broadly followed international accounting standards and in 2004 the Hong Kong Institute of Certified Public Accountants adopted many new and revised accounting standards to converge Hong Kong standards with international standards. The Group has chosen to early adopt three of the new or revised accounting standards - HKFRS No. 3 Business Combinations; HKAS No. 36 Impairment of Assets and HKAS No. 38 Intangible Assets. The other new standards will be adopted in 2005. The Directors endeavour to ensure a balanced and understandable assessment of the Group's position and prospects in financial reporting.

公司資料
Corporate Information

總辦事處及註冊辦事處
香港中環添美道一號中信大廈三十二樓
電話：2820 2111
圖文傳真：2877 2771

網址
www.citicpacific.com載有中信泰富的業務簡介、向股東發放的整份年報及財務摘要報告、公佈、新聞稿及其他資料。

證券編號
香港聯合交易所：0267
彭博資訊：267 HK
路透社：0267. HK
美國預託證券編號：CTPCY
CUSIP參考編號：17304K102

股份過戶登記處
有關股份轉讓、更改名稱或地址、或遺失股票等事宜，股東應聯絡本公司的股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下），亦可致電2980 1333，或圖文傳真至2810 8185。

年報及中期報告
股東可向股份過戶登記處索取年報及中期報告的印刷本。其他人士應聯絡公司秘書，電話號碼為2820 2111，圖文傳真號碼為2877 2771，或按contact@citicpacific.com發送電郵以索取有關的印刷本。

投資者關係
投資者、股東及研究分析員可聯絡投資者關係部門，電話號碼為2820 2004，圖文傳真號碼為2104 6632，或按investor.relations@citicpacific.com發送電郵。

財務日程
暫停辦理過戶登記：二零零五年五月六日至二零零五年五月十二日
股東週年大會：二零零五年五月十二日
上午十時三十分
香港法院道太古廣場第二期
港島香格里拉酒店五樓香島殿
派發末期股息：二零零五年五月十七日

Headquarters and Registered Office
32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Telephone: 2820 2111
Fax: 2877 2771

Website
www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary reports to shareholders, announcements, press releases and other information.

Stock Codes
The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depository Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars
Shareholders should contact our Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Annual and Interim Reports
Shareholders may obtain printed copies of annual and interim reports from the Registrars. Other should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com for a printed report.

Investor Relations
Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

Financial Calendar
Closure of Register: 6 May 2005 to 12 May 2005
Annual General Meeting: 12 May 2005, 10:30 a.m.
Island Ballroom, Level 5, Island Shangri-La Hotel
Two Pacific Place, Supreme Court Road, Hong Kong
Final Dividend Payable: 17 May 2005

董事會欣然將截至二零零四年十二月三十一日止年度之年報送呈各股東省覽。

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2004.

主要業務

本公司之主要業務為持有其附屬公司，而其附屬公司與聯營公司之主要業務連同主要營運範圍載於第7至31頁之業務回顧內。

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 7 to 31.

股息

董事會已宣派截至二零零四年十二月三十一日止年度之中期股息為每股港幣0.30元，該等股息已於二零零四年九月二十二日派發。董事會建議於二零零五年五月十七日向於二零零五年五月十二日營業時間結束時名列股東名冊上之股東派發截至二零零四年十二月三十一日止年度之末期股息每股港幣0.80元，惟須獲股東於即將舉行之股東週年大會上批准方可作實。

Dividends

The Directors declared an interim dividend of HK$0.30 per share in respect of the year ended 31 December 2004 which was paid on 22 September 2004. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.80 per share in respect of the year ended 31 December 2004 payable on 17 May 2005 to shareholders on the Register of Members at the close of business on 12 May 2005.

儲備

本年度撥入及撥自儲備之金額與詳情載於財務摘要報表附註5。

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 5 to the summary financial statements.

捐款

本集團年內之捐款為港幣一千八百萬元。

Donations

Donations made by the Group during the year amounted to HK$18 million.

固定資產

固定資產之變動情況載於財務摘要報表附註4。

Fixed Assets

Movements of fixed assets are set out in Note 4 to the summary financial statements.

發行債務證券

於一九九六年二月十五日，本公司根據一九九六年二月十五日之票據購買協議，向金融機構發行及出售本金共值一億美元之7.37%之票據（「票據」）。該等票據於二零零六年到期，全部票據於本年底時仍未被註銷或贖回。

Issue of Debt Securities

On 15 February 1996, the Company issued and sold US$100 million aggregate principal amount of its 7.37% Senior Notes due 2006 ('Senior Notes') to financial institutions pursuant to note purchase agreements dated 15 February 1996. All of the Senior Notes remained outstanding at the end of the year.

於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協議，向投資者發行及出售共值四億五千萬美元之7.625%之保證票據（「保證票據」），以便為本公司之債項進行再融資及籌集一般營運資金。該等保證票據於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

除上述者外，本公司或其附屬公司概無發行任何債務證券。

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

董事

於截至二零零四年十二月三十一日止財政年度內，本公司之在任董事如下：

榮智健先生
范鴻齡先生
莫偉龍先生
李松興先生
阮紀堂先生
姚進榮先生
常振明先生
李士林先生
榮明杰先生
劉基輔先生
張偉立先生
何厚浠先生
韓武敦先生
陸鍾漢先生
何厚鏘先生
德馬雷先生
彼得•克萊特先生（德馬雷先生之替任董事）

Directors

The Directors of the Company in office during the financial year ended 31 December 2004 were:

Mr Larry Yung Chi Kin
Mr Henry Fan Hung Ling
Mr Vernon Francis Moore
Mr Peter Lee Chung Hing
Mr Norman Yuen Kee Tong
Mr Yao Jinrong
Mr Chang Zhenming
Mr Li Shilin
Mr Carl Yung Ming Jie
Mr Liu Jifu
Mr Willie Chang
Mr Hamilton Ho Hau Hay
Mr Alexander Reid Hamilton
Mr Hansen Loh Chung Hon
Mr Norman Ho Hau Chong
Mr André Desmarais
Mr Peter Kruyt (Alternate Director to Mr André Desmarais)

由二零零五年四月一日起，張立憲先生獲委任為本公司之執行董事。因此，根據本公司新組織章程細則第95條，彼之任期至即將舉行之股東週年大會，並符合資格膺選連任。除此之外，根據本公司新組織章程細則第104(A)條，莫偉龍先生、姚進榮先生、常振明先生、何厚鏘先生及德馬雷先生於即將舉行之股東週年大會上輪值退任，惟各人均合符資格連任，並已表示願意膺選連任。

管理合約

本公司與中信(香港集團)有限公司(「中信香港」)於一九九一年四月十一日訂立管理協議；協議之效力可追溯至一九九零年三月一日。根據該協議，中信香港同意向本公司及其附屬公司提供管理服務，而管理費將根據成本基準按季下期付予中信香港。該管理協議可由任何一方給予兩個月之通知予以終止。由於榮智健先生、范鴻齡先生、莫偉龍先生及劉基輔先生均為中信香港之董事，彼等於該管理協議中擁有間接權益。該管理協議之副本將於二零零五年五月十二日舉行之股東週年大會上可供查閱。

董事於重大合約之權益

本公司任何董事現時或於年內任何時間，並無在本公司或其任何附屬公司所訂立之任何合約(對本公司業務而言屬於重大合約，並且在年終或年內任何時間仍然有效)中，直接或間接擁有任何重大權益。

購股權計劃

本公司於二零零零年五月三十一日採納中信泰富股份獎勵計劃二零零零(「該計劃」)。

Mr Leslie Chang Li Hsien has been appointed as an executive director of the Company with effect from 1 April 2005. Thus, in accordance with Article 95 of the New Articles of Association of the Company, he shall hold office only until the forthcoming Annual General Meeting and is then eligible for re-election. In addition, pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Vernon Francis Moore, Yao Jinrong, Chang Zhenming, Norman Ho Hau Chong and André Desmarais shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 12 May 2005.

Directors' Interests in Contracts of Significance

None of the directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000.

自採納該計劃後，本公司分別於二零零二年五月二十八日及二零零四年十一月一日授出兩批購股權。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部份行使。而於截至二零零四年十二月三十一日止年度，所有授出之購股權概無被註銷或作廢。

在該計劃下授出之購股權於二零零四年十二月三十一日止年度之變動歸納如下：

Since adoption of the Plan, the Company have granted two lots of share options on 28 May 2002 and 1 November 2004 respectively. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant and none of such options were cancelled or lapsed during the year up to 31 December 2004.

A summary of the movements during the year ended 31 December 2004 of the share options granted under the Plan is as follows:

A. 本公司之董事

A. Directors of the Company

董事姓名 Name of director	授出日期 Date of grant	行使價 港幣元 Exercise price HK$	購股權數目 Number of Share Options: 於04年1月1日之結存 Balance as at 1.1.04	於04年12月31日止年度內授出 Granted during the year ended 31.12.04	於04年12月31日止年度內行使 Exercised during the year ended 31.12.04	於04年12月31日之結存 Balance as at 31.12.04	佔已發行股本百分率 Percentage of issued share capital %
榮智健	28.5.02	18.2	2,000,000	–	–	2,000,000	
Larry Yung Chi Kin	1.11.04	19.9	–	2,000,000	–	2,000,000	
						4,000,000	0.182
范鴻齡	28.5.02	18.2	1,600,000	–	1,600,000	–	
Henry Fan Hung Ling	1.11.04	19.9	–	1,600,000	1,600,000	–	–
莫偉龍	28.5.02	18.2	1,000,000	–	–	1,000,000	
Vernon Francis Moore	1.11.04	19.9	–	1,000,000	–	1,000,000	
						2,000,000	0.091
李松興	28.5.02	18.2	1,000,000	–	–	1,000,000	
Peter Lee Chung Hing	1.11.04	19.9	–	1,000,000	–	1,000,000	
						2,000,000	0.091
阮紀堂	28.5.02	18.2	500,000	–	–	500,000	
Norman Yuen Kee Tong	1.11.04	19.9	–	500,000	–	500,000	
						1,000,000	0.046
姚進榮	28.5.02	18.2	300,000	–	–	300,000	
Yao Jinrong	1.11.04	19.9	–	500,000	–	500,000	
						800,000	0.036
常振明 Chang Zhenming	28.5.02	18.2	500,000	–	–	500,000	0.023
李士林 Li Shilin	28.5.02	18.2	300,000	–	–	300,000	0.014
榮明杰	28.5.02	18.2	300,000	–	–	300,000	
Carl Yung Ming Jie	1.11.04	19.9	–	500,000	–	500,000	
						800,000	0.036
劉基輔	28.5.02	18.2	300,000	–	–	300,000	
Liu Jifu	1.11.04	19.9	–	500,000	–	500,000	
						800,000	0.036

B. 除董事以外，根據僱傭條例界定下按持續合約受聘之本公司僱員

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

		購股權數目 Number of Share Options			
授出日期 Date of grant	行使價 港幣元 Exercise price HK$	於04年1月1日 之結存 Balance as at 1.1.04	於04年12月31日止 年度內授出 Granted during the year ended 31.12.04	於04年12月31日止 年度內行使 Exercised during the year ended 31.12.04	於04年12月31日 之結存 Balance as at 31.12.04
28.5.02	18.2	3,400,000	–	30,000	3,370,000
1.11.04	19.9	–	5,180,000	–	5,180,000

C. 其他

C. Others

		購股權數目 Number of Share Options			
授出日期 Date of grant	行使價 港幣元 Exercise price HK$	於04年1月1日 之結存 Balance as at 1.1.04	於04年12月31日止 年度內授出 Granted during the year ended 31.12.04	於04年12月31日止 年度內行使 Exercised during the year ended 31.12.04	於04年12月31日 之結存 Balance as at 31.12.04
28.5.02	18.2	350,000	–	350,000	–

董事之證券權益

在二零零四年十二月三十一日，根據證券及期貨條例（「證券及期貨條例」）第352條須予保存之登記名冊內記錄，董事於本公司或任何相聯法團（定義見證券及期貨條例第XV部）股份之權益如下：

Directors' Interests in Securities

The interests of the directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2004 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. 本公司及相聯法團之股份

1. Shares in the Company and Associated Corporation

		股份數目 Number of Shares				
		個人權益 Personal interests	法團權益 Corporate interests	家族權益 Family interests	信託及類似權益 Trusts and similar interests	佔已發行股本百分率 Percentage to the issued share capital %
中信泰富有限公司	**CITIC Pacific Limited**					
榮智健	Larry Yung Chi Kin		400,381,000			18.265
范鴻齡	Henry Fan Hung Ling		1,600,000		44,600,000	2.108
莫偉龍	Vernon Francis Moore				3,200,000	0.146
李松興	Peter Lee Chung Hing	500,000				0.023
阮紀堂	Norman Yuen Kee Tong	33,000				0.002
劉基輔	Liu Jifu	40,000				0.002
陸鍾漢	Hansen Loh Chung Hon	1,050,000	500,000 [1]	500,000 [1]		0.071
德馬雷	André Desmarais	99,800	100,242,000 [2]			4.578
彼得•克萊特（德馬雷先生之替任董事）	Peter Kruyt (alternate director to Mr André Desmarais)	2,100				0.0001
國泰航空有限公司	**Cathay Pacific Airways Limited**					
陸鍾漢	Hansen Loh Chung Hon	450,000				0.013

附註：

1. *由於所列500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重叠。*
2. *在所持有之100,242,000股股份中，12,000股乃透過一間由有關董事控制之法團持有，而100,230,000股乃透過一間由有關董事出任主席兼聯席行政總裁之法團間接持有。*

Note:

1. *The corporate interests and the family interests of the relevant director duplicate each other as the 500,000 shares are held through a company in which the relevant director and his family are interested.*
2. *Out of 100,242,000 shares, 12,000 shares are held by a corporation controlled by the relevant director and 100,230,000 shares are held indirectly by a corporation of which the relevant director is the President and Co-Chief Executive Officer.*

2. 本公司之購股權

本公司各董事持有之購股權權益（被界定為沒有上市之實貨交易股票衍生產品）於上文購股權計劃一節內予以詳盡披露。

除上文所披露者外，在二零零四年十二月三十一日，本公司各董事概無在本公司或其相聯法團之股份、相關股份或債券中擁有、被認為擁有、或視作擁有根據證券及期貨條例第XV部所界定之任何權益或淡倉，又或擁有、被認為擁有或視作擁有必須記錄在本公司根據證券及期貨條例第352條須予保存之登記名冊內之任何權益，又或擁有、被認為擁有或視作擁有根據上市規則所載上市公司董事進行證券交易的標準守則而必須通知本公司及聯交所之任何權益。

2. Share Options in the Company

The interests of the directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

Save as disclosed above, as at 31 December 2004, none of the directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

除上文所披露者外，於年內任何時間，本公司或其任何附屬公司概無參予任何安排，以使本公司之董事藉取得本公司或任何其他機構之股份或債券而獲益。

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東

Substantial Shareholders

在二零零四年十二月三十一日，根據證券及期貨條例第336條須予保存之股份及淡倉登記名冊內記錄，主要股東（本公司董事或其各自相聯人士除外）在本公司股份之權益如下：

As at 31 December 2004, the interests of the substantial shareholders, other than the directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

名稱	Name	本公司之股份數目 Number of Shares of the Company	佔已發行股本百分率 Percentage to the issued share capital %
中國中信集團公司（「中信北京」）	CITIC Group ('CITIC Beijing')	632,066,285	28.835
中信香港	CITIC HK	632,066,285	28.835
Heedon Corporation	Heedon Corporation	498,424,285	22.738
Honpville Corporation	Honpville Corporation	310,988,221	14.187

中信香港透過下列全資附屬公司，間接成為本公司之主要股東：

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

中信香港之附屬公司名稱	Name of Subsidiary Companies of CITIC HK	本公司之股份數目 Number of Shares of the Company	佔已發行股本百分率 Percentage to the issued share capital %
Affluence Limited	Affluence Limited	43,266,000	1.974
Winton Corp.	Winton Corp.	30,718,000	1.402
Westminster Investment Inc.	Westminster Investment Inc.	101,960,000	4.651
Jetway Corp.	Jetway Corp.	22,500,000	1.026
Cordia Corporation	Cordia Corporation	32,258,064	1.472
Honpville Corporation	Honpville Corporation	310,988,221	14.187
Hainsworth Limited	Hainsworth Limited	80,376,000	3.667
Southpoint Enterprises Inc.	Southpoint Enterprises Inc.	10,000,000	0.456

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

中信北京為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司；Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中信北京在本公司之權益，與中信香港在本公司之權益重疊。中信香港在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Kotron Company Ltd.在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Beijing is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Beijing in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

股本

於截至二零零四年十二月三十一日止年度，本公司並無贖回其任何股份。而於截至二零零四年十二月三十一日止年度，本公司或其任何附屬公司亦概無購回或出售本公司之任何股份。

截至二零零四年十二月三十一日止之年度，本公司根據中信泰富股份獎勵計劃二零零零已發行3,580,000股股份。

Share Capital

The Company has not redeemed any of its shares during the year ended 31 December 2004. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2004.

During the year ended 31 December 2004, the Company has issued 3,580,000 shares under the CITIC Pacific Share Incentive Plan 2000.

核數師

本年度之賬目已由羅兵咸永道會計師事務所審核。該會計師事務所將依章退任，惟彼等合符資格，並願意膺聘連任。

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

承董事會命
榮智健_主席_
香港，二零零五年三月十五日

By Order of the Board,
Larry Yung Chi Kin _Chairman_
Hong Kong, 15 March 2005

綜合損益賬
Consolidated Profit and Loss Account

截至二零零四年十二月三十一日止年度 for the year ended 31 December 2004

以港幣百萬元計算	*in HK$ million*	**2004**	重列 As restated 2003
營業額	**Turnover**	**22,912**	26,180
綜合業務溢利	**Profit from Consolidated Activities**	**2,293**	1,127
所佔溢利減虧損	**Share of Profits Less Losses of**		
共同控制實體	**Jointly Controlled Entities**	**570**	341
聯營公司	**Associated Companies**	**2,036**	769
財務支出淨額	**Net Finance Charges**	**(302)**	(320)
除稅前溢利	**Profit before Taxation**	**4,597**	1,917
稅項	**Taxation**	**(686)**	(370)
年內溢利	**Profit for the Year**	**3,911**	1,547
少數股東權益	**Minority Interests**	**(330)**	(246)
股東應佔溢利	**Profit Attributable to Shareholders**	**3,581**	1,301
股息	**Dividends**	**(2,411)**	(2,189)
每股盈利(港幣元)	**Earnings per Share (HK$)**		
基本	**Basic**	**1.63**	0.59
攤薄	**Diluted**	**1.63**	0.59

綜合資產負債表
Consolidated Balance Sheet

二零零四年十二月三十一日止結算 as at 31 December 2004

以港幣百萬元計算	*in HK$ million*	附註 Note	2004	重列 As restated 2003
固定資產	**Fixed Assets**	4	**18,762**	15,526
共同控制實體	**Jointly Controlled Entities**		**7,852**	4,085
聯營公司	**Associated Companies**		**21,662**	22,805
投資	**Investments**		**1,121**	1,027
商譽	**Goodwill**		**272**	223
遞延稅項資產	**Deferred Tax Assets**		**94**	85
流動資產	**Current Assets**			
待售物業	Properties held for sale		**327**	336
存貨	Inventories		**2,778**	1,880
應收賬項、應收賬款、按金及預付款項	Debtors, accounts receivable, deposits and prepayments		**4,188**	4,248
現金及銀行存款	Cash and bank deposits		**2,417**	5,511
			9,710	11,975
流動負債	**Current Liabilities**			
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts			
有抵押	secured		**104**	49
無抵押	unsecured		**707**	826
應付賬項、應付賬款、按金及應付款項	Creditors, accounts payable, deposits and accruals		**4,742**	3,976
稅項撥備	Provision for taxation		**249**	98
			5,802	4,949
流動資產淨額	**Net Current Assets**		**3,908**	7,026
資產總額減流動負債	**Total Assets Less Current Liabilities**		**53,671**	50,777
長期借款	**Long Term Borrowings**		**(13,769)**	(9,653)
遞延稅項負債	**Deferred Tax Liabilities**		**(333)**	(325)
			39,569	40,799
資金來源	*Financed by*			
股本	**Share Capital**		**877**	875
儲備	**Reserves**	5	**35,261**	36,365
建議股息	**Proposed Dividend**		**1,754**	1,532
股東資金	**Shareholders' Funds**		**37,892**	38,772
少數股東權益	**Minority Interests**		**1,677**	2,027
			39,569	40,799

榮智健　　Larry Yung Chi Kin

董事　　*Director*

范鴻齡　　Henry Fan Hung Ling

董事　　*Director*

財務摘要報表附註
Notes to the Summary Financial Statements

1 一般資料

本財務摘要報表由第60頁至第68頁並非本集團之法定財務報表，故所列載之資料不及整份年報所提供之資料齊備，不足以全面瞭解本集團之業績及財政狀況。

2 主要會計政策

編製準則

本財務摘要報表乃根據本集團截至二零零四年十二月三十一日止年度之綜合財務報表(「該賬目」)而編製。

該賬目已按照香港普遍採納之會計原則編製，並符合香港會計師公會公佈之會計準則。中信泰富之聯營公司國泰航空有限公司(「國泰航空」)若干長期負債之滙兑差額並無符合香港會計實務準則(「香港會計準則」)第11號，惟已符合國際財務報告準則(「國際財務報告準則」)。國泰航空之政策闡釋載於該賬目會計政策附註1q段內。

香港會計師公會已頒佈最新及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，適用於由二零零五年一月一日或以後開始之會計年度。

根據新香港財務報告準則，本集團已於二零零四年一月一日決定採納以下三項最新及經修訂準則，其對本財務報表之影響如下：

香港財務報告準則第3號 業務合併；

香港會計準則第36號 資產減值；

香港會計準則第38號 無形資產。

先前已確認之商譽

由二零零四年一月一日起，正商譽之攤銷經已終止。因此，本集團在截至二零零四年十二月三十一日止年度之溢利增加港幣二億零二百萬元。

1 General Information

These summary financial statements from page 60 to 68 are not the Group's statutory financial statements and they do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the full Annual Report.

2 Significant Accounting Policies

Basis of Preparation

These summary financial statements have been prepared from the consolidated financial statements of the Group for the year ended 31 December 2004 ('the Accounts').

The Accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (the 'HKICPA') (Formerly Hong Kong Society of Accountants). The recognition of exchange differences on certain long-term liabilities in CITIC Pacific's associated company Cathay Pacific Airways Limited ('Cathay Pacific') does not comply with Hong Kong Statement of Standard Accounting Practice ('SSAP') No. 11 but does comply with International Financial Reporting Standards ('IFRS') and Cathay Pacific's policy is explained in accounting policy Note 1(q) of the Accounts.

The HKICPA has issued new and revised Hong Kong Financial Reporting Standards ('HKFRS') and Hong Kong Accounting Standards ('HKAS')('new HKFRSs') which are effective for accounting periods beginning on or after 1 January 2005.

As permitted under the new HKFRSs, the Group has chosen to adopt these three of the new and revised standards as of 1 January 2004, their impact on the financial statement is set out below:

HKFRS No. 3 Business Combinations;

HKAS No. 36 Impairment of Assets;

HKAS No. 38 Intangible Assets.

Previously Recognised Goodwill

Since 1 January 2004, the amortisation of positive goodwill has been discontinued. As a result, the Group's profit for the year ended 31 December 2004 is increased by HK$202 million.

2 主要會計政策續

先前已確認之負商譽

於二零零四年一月一日，負商譽的賬面值，包括已存於資本儲備內的金額，已在期初的保留溢利中計入。因此，本集團於二零零四年一月一日的期初保留溢利增加港幣十四億二千九百萬元，而資本儲備及負商譽則分別相應減少港幣十三億八千二百萬元及港幣三千五百萬元，共同控制實體則增加港幣一千二百萬元。

在二零零四年一月一日，包括於聯營公司所佔之資產淨值內，其中港幣二十二億零七百萬元並不符合香港會計準則第38號內的新確認準則。這筆款項為本集團於收購一間聯營公司時，當時本集團應佔這間公司之公平價值超出其收購成本。因此，於二零零四年一月一日之期初資本儲備及佔聯營公司之資產淨值，較二零零三年十二月三十一日期末結存減少港幣二十二億零七百萬元。

在截至二零零四年十二月三十一日止年度中，除了以上所披露之處外，本集團尚未在本財務報表中採納新香港財務報告準則，並正評估這些香港財務報告準則在未來的會計年度中對本集團之影響。

往年數字調整

往年數字調整代表本集團內信息業之一間附屬公司在過去數年少報了的銷售成本。基於這些少報的數項，截至二零零三年十二月三十一日止年度之除稅前溢利及除稅後溢利被分別高估了港幣五百萬元及港幣四百萬元。本集團於二零零三年十二月三十一日之保留溢利則減少港幣五千四百萬元。

故此，若干比較數字已重列，以記錄這些銷售成本，以及須付給供應商的相應數項，並為稅務作準備。

此外，一間於航空業之聯營公司已更改其收益確認政策，部份在過去已即時確認的收益現已在損益賬中攤銷。因此，於二零零四年一月一日本集團之保留溢利及截至二零零四年十二月三十一日止年度之溢利，分別減少港幣六千四百萬元及港幣一千五百萬元。

2 Significant Accounting Policies *continued*

Previously Recognised Negative Goodwill

The carrying amount of negative goodwill as at 1 January 2004, including that credited to the capital reserve, has been credited to the opening balance of retained earnings. As a result, the Group's opening retained earnings as at 1 January 2004 increased by HK$1,429 million with the corresponding decrease in the capital reserve of HK$1,382 million and HK$35 million of negative goodwill and increase in jointly controlled entities of HK$12 million.

Included in the share of net assets of associated companies at 1 January 2004 is HK$2,207 million which does not meet the new identifiability criterion in HKAS No. 38. This amount was the excess of the Group's share of the fair value ascribed to the net assets of an associated company over the cost of acquisition at the time of acquisition. As a result, the opening capital reserve and the net asset of associated companies as at 1 January 2004 had been reduced by HK$2,207 million from the closing balance at 31 December 2003.

The Group has not early adopted the new HKFRSs in the financial statements for the year ended 31 December 2004, except as disclosed in the above, and is in the process of assessing the impact of these HKFRSs on future accounting periods.

Prior Year Adjustments

Prior year adjustments have been made for the understatement of cost of sales of a subsidiary company in the Group's Communications segment in prior years. As a result of these understatements, profit before taxation and profit after taxation for year ended 31 December 2003 was overstated by HK$5 million and HK$4 million respectively. The Group's retained earnings as at 31 December 2003 was decreased by HK$54 million.

The comparative figures have, therefore, been restated to record these cost of sales and the corresponding payable to suppliers, as well as the provision for taxation.

Also, an associated company in the Aviation segment has changed its revenue recognition policy. Certain revenues which were recognised immediately in the past are now amortised to the profit and loss accounts. As a result, the retained profits as at 1 January 2004 and the profit for the year ended 31 December 2004 of the Group is reduced by HK$64 million and HK$15 million respectively.

3 董事酬金

3 Directors' Emoluments

以港幣百萬元計算	*in HK$ million*	集團 Group 2004	2003
袍金	Fees	**2.9**	1.8
薪金	Salaries	**8.9**	10.4
花紅	Bonuses	**103.1**	83.3
		114.9	95.5

董事酬金分析如下：

The directors' emoluments are analysed as follows:

酬金範圍	Emoluments Bands	董事人數 Number of directors 2004	2003
港幣0 元至港幣 1,000,000元	HK$0 – HK$1,000,000	**6**	6
港幣1,500,001 元至港幣 2,000,000元	HK$1,500,001 – HK$2,000,000	**2**	4
港幣2,000,001 元至港幣 2,500,000元	HK$2,000,001 – HK$2,500,000	**2**	–
港幣3,000,001 元至港幣 3,500,000元	HK$3,000,001 – HK$3,500,000	**–**	1
港幣3,500,001 元至港幣 4,000,000元	HK$3,500,001 – HK$4,000,000	**–**	1
港幣5,500,001 元至港幣 6,000,000元	HK$5,500,001 – HK$6,000,000	**1**	–
港幣9,000,001 元至港幣 9,500,000元	HK$9,000,001 – HK$9,500,000	**–**	1
港幣9,500,001 元至港幣10,000,000元	HK$9,500,001 – HK$10,000,000	**1**	–
港幣13,000,001元至港幣13,500,000元	HK$13,000,001 – HK$13,500,000	**–**	1
港幣14,000,001元至港幣14,500,000元	HK$14,000,001 – HK$14,500,000	**1**	–
港幣15,500,001元至港幣16,000,000元	HK$15,500,001 – HK$16,000,000	**–**	1
港幣19,500,001元至港幣20,000,000元	HK$19,500,001 – HK$20,000,000	**1**	1
港幣23,000,001元至港幣23,500,000元	HK$23,000,001 – HK$23,500,000	**–**	1
港幣25,500,001元至港幣26,000,000元	HK$25,500,001 – HK$26,000,000	**1**	–
港幣30,000,001元至港幣30,500,000元	HK$30,000,001 – HK$30,500,000	**1**	–

年內，獨立非執行董事之酬金為港幣一百四十萬元（二零零三年：港幣七十萬元）。

Emoluments paid to independent non-executive directors during the year amounted to HK$1.4 million (2003: HK$0.7 million).

年內，本集團最高薪酬之五位人士皆為董事，其酬金亦已包括在上述分析內。

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

年內，本公司若干董事獲本公司根據中信泰富股份獎勵計劃二零零零授予7,600,000股購股權（二零零三年：無）。

During the year, 7,600,000 share options were granted (2003: Nil) to certain directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

4 固定資產

4 Fixed Assets

集團

Group

以港幣百萬元計算	in HK$ million	投資物業 Investment properties	自用物業 Self-used properties	待發展之物業 Properties held for development	行車隧道 Vehicular tunnel	機器 Plant and machinery	其他 Others	總額 Total
成本或估值	*Cost or valuation*							
二零零四年一月一日	At 1 January 2004	7,923	3,611	713	1,983	2,237	2,417	18,884
兌換調整	Exchange adjustments	11	7	–	–	4	10	32
添置	Additions							
透過收購附屬公司	through acquisition of subsidiary companies	–	–	–	–	954	17	971
其他方式	others	1	559	1,224	9	551	666	3,010
出售	Disposals							
透過出售附屬公司	through disposal of subsidiary companies	–	(29)	–	–	(33)	(23)	(85)
其他方式	others	(1)	(15)	(230)	–	(40)	(85)	(371)
重估盈餘	Revaluation surplus	181	–	–	–	–	–	181
重新分類	Reclassification	–	32	–	–	196	(228)	–
減值虧損	Impairment loss	–	–	–	–	–	(1)	(1)
二零零四年十二月三十一日	At 31 December 2004	8,115	4,165	1,707	1,992	3,869	2,773	22,621
累積折舊	*Accumulated depreciation*							
二零零四年一月一日	At 1 January 2004	–	665	–	622	824	1,247	3,358
兌換調整	Exchange adjustments	–	2	–	–	1	3	6
本年度折舊	Charge for the year	–	76	–	92	215	234	617
因出售撥回	Written back on disposals							
透過出售附屬公司	through disposal of subsidiary companies	–	(11)	–	–	(14)	(10)	(35)
其他方式	others	–	(7)	–	–	(22)	(58)	(87)
二零零四年十二月三十一日	At 31 December 2004	–	725	–	714	1,004	1,416	3,859
賬面淨值	*Net book value*							
二零零四年十二月三十一日	At 31 December 2004	8,115	3,440	1,707	1,278	2,865	1,357	18,762
二零零三年十二月三十一日	At 31 December 2003	7,923	2,946	713	1,361	1,413	1,170	15,526
上述資產之成本或估值分析如下：	*The analysis of cost or valuation of the above assets is as follows:*							
成本	At cost	–	4,165	1,707	1,992	3,869	2,773	14,506
專業估值－二零零四年	At professional valuation – 2004	8,115	–	–	–	–	–	8,115
		8,115	4,165	1,707	1,992	3,869	2,773	22,621

5 儲備

5 Reserves

集團

Group

以港幣百萬元計算 *in HK$ million*	股份溢價 Share premium	資本贖回儲備 Capital redemption reserve	資本儲備 Capital reserve	投資物業重估儲備 Investment property revaluation reserve	滙率波動儲備 Exchange fluctuation reserve	普通儲備 General reserve	保留溢利 Retained profits	總額 Total
二零零三年一月一日，重前所列 At 1 January 2003, as previously reported	24,782	19	1,053	847	159	142	14,661	41,663
往年數字調整 Prior year adjustment								
一間附屬公司少報之銷售成本 Understatement of cost of sales of a subsidiary company	–	–	–	–	–	–	(50)	(50)
重列 As restated	24,782	19	1,053	847	159	142	14,611	41,613
所佔聯營公司儲備 Share of reserves of associated companies	–	–	–	(242)	(342)	–	–	(584)
因出售之商譽回撥 Goodwill written back on disposal	–	–	11	–	–	–	–	11
商譽之減值虧損 Impairment loss on goodwill	–	–	26	–	–	–	–	26
物業重估產生之虧絀 Deficit on revaluation of properties	–	–	–	(87)	–	–	–	(87)
外幣換算差額 Exchange translation differences	–	–	–	5	(11)	–	–	(6)
撥自溢利 Transfer from profits	–	–	–	–	–	40	(40)	–
股東應佔溢利 Profit attributable to shareholders	–	–	–	–	–	–	1,301	1,301
股息 Dividends	–	–	–	–	–	–	(4,377)	(4,377)
二零零三年十二月三十一日 At 31 December 2003	24,782	19	1,090	523	(194)	182	11,495	37,897
代表 *Representing*								
二零零三年十二月三十一日已計入建議末期股息 At 31 December 2003 after proposed final dividend								36,365
建議二零零三年末期股息 2003 Final dividend proposed								1,532
								37,897
由下列公司保留之款項 *Retained by*								
本公司及附屬公司 Company and subsidiary companies	24,782	19	1,085	–	6	164	7,099	33,155
共同控制實體 Jointly controlled entities	–	–	2	–	–	15	412	429
聯營公司 Associated companies	–	–	3	523	(200)	3	3,984	4,313
	24,782	19	1,090	523	(194)	182	11,495	37,897

5 儲備 續

5 Reserves *continued*

集團 續

Group *continued*

以港幣百萬元計算 *in HK$ million*	股份溢價 Share premium	資本贖回儲備 Capital redemption reserve	資本儲備／(商譽) Capital reserve / (Goodwill)	投資物業重估儲備 Investment property revaluation reserve	滙率波動儲備 Exchange fluctuation reserve	普通儲備 General reserve	保留溢利 Retained profits	總額 Total
二零零四年一月一日，重前所列 At 1 January 2004, as previously reported	24,782	19	1,090	523	(194)	182	11,549	37,951
提早採納最新香港財務報告準則第3號(附註2) Early adoption of new HKFRS No. 3 (Note 2)	–	–	(3,589)	–	–	–	1,429	(2,160)
往年數字調整 Prior year adjustments								
一間附屬公司少報之銷售成本 Understatement of cost of sales of a subsidiary company	–	–	–	–	–	–	(54)	(54)
所佔聯營公司溢利確認之改變 Share of associated company for change in profit recognition	–	–	–	–	–	–	(64)	(64)
重列 As restated	24,782	19	(2,499)	523	(194)	182	12,860	35,673
所佔聯營公司儲備 Share of reserves of associated companies	–	–	–	1	(131)	–	–	(130)
所佔共同控制實體儲備 Share of reserves of jointly controlled entity	–	–	–	–	–	11	–	11
外幣換算差額 Exchange translation differences	–	–	–	–	2	–	–	2
根據購股權計劃發行股份 Issue of shares pursuant to the Plan	66	–	–	–	–	–	–	66
因出售回撥儲備 Reserves written back on disposal	–	–	5	–	(2)	(2)	–	1
撥自溢利 Transfer from profits	–	–	–	–	–	53	(53)	–
股東應佔溢利 Profit attributable to shareholders	–	–	–	–	–	–	3,581	3,581
股息 Dividends	–	–	–	–	–	–	(2,189)	(2,189)
二零零四年十二月三十一日 At 31 December 2004	24,848	19	(2,494)	524	(325)	244	14,199	37,015
代表 Representing								
二零零四年十二月三十一日已計入建議末期股息 At 31 December 2004 after proposed final dividend								35,261
建議二零零四年末期股息 2004 Final dividend proposed								1,754
								37,015
由下列公司保留之款項 Retained by								
本公司及附屬公司 Company and subsidiary companies	24,848	19	(2,494)	–	6	226	8,881	31,486
共同控制實體 Jointly controlled entities	–	–	–	–	–	15	660	675
聯營公司 Associated companies	–	–	–	524	(331)	3	4,658	4,854
	24,848	19	(2,494)	524	(325)	244	14,199	37,015

5 儲備 *續*

附註：

匯率波動儲備包括本集團佔國泰航空之匯兌儲備。如於該賬目之會計政策第1q段所述，倘國泰航空已採納香港會計準則第11號，本集團截至二零零四年十二月三十一日止年度之損益賬應已減少港幣一億三千一百萬元（二零零三年：港幣三億四千二百萬元）。

5 Reserves *continued*

Note :

The exchange fluctuation reserve included the Group's share of the exchange reserve of Cathay Pacific. As set out in accounting policies No.1(q) in the Accounts, the Group's profit and loss account for the year ended 31 December 2004 would have decreased by HK$131 million (2003: HK$342 million) had SSAP No.11 been adopted by Cathay Pacific.

核數師就財務摘要報告的聲明
Auditors' Statement on the Summary Financial Report

核數師就財務摘要報告
致中信泰富有限公司股東的聲明
(於香港註冊成立的有限公司)

本所已完成審閱第1至第68頁及封面及封底內外頁有關中信泰富有限公司截至二零零四年十二月三十一日止年度的財務摘要報告。

董事及核數師各自的責任

根據香港《公司條例》,董事需負責編制符合香港《公司條例》第141CF(1)條規定的財務摘要報告。就編制財務摘要報告而言,香港《公司條例》第141CF(1)條規定上述之財務摘要報告必須選取自截至二零零四年十二月三十一日止年度的週年賬目和其有關之核數師報告及董事會報告;及符合香港《公司(上市公司財務摘要報告)規例》第5條所指明的格式和資料詳情,並經董事會批准。

本核數師的責任是按照香港《公司(上市公司財務摘要報告)規例》第5條所載的規定,根據審查的結果,對財務摘要報告作出獨立意見,並僅向整體股東報告。本所亦需說明就截至二零零四年十二月三十一日止年度週年賬目而提交的核數師報告是否有保留意見或經作修訂。除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

Auditors' statement on the summary financial report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have examined the summary financial report of CITIC Pacific Limited for the year ended 31 December 2004 on pages 1 to 68 and the front and back cover pages.

Respective responsibilities of directors and auditors

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2004, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2004 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

意見的基礎

本所已按照由香港會計師公會發出的審計準則及參照實務説明710「財務摘要報告的核數師聲明」進行審查。審查包括檢查有關的憑證以引證財務摘要報告與截至二零零四年十二月三十一日止年度的週年賬目和其有關之核數師報告及董事會報告相符，以及財務摘要報告已符合香港《公司（上市公司財務摘要報告）規例》第5條所載的規定，並進行本所認為符合情況需要的其他程序。本所相信我們的審查已為下列意見提供合理的基礎。

意見

基於上述情況，本所認為第1至第68頁及封面及封底內外頁的財務摘要報告：

(a) 與中信泰富有限公司截至二零零四年十二月三十一日止年度的週年賬目和其有關之核數師報告及董事會報告符合一致；及

(b) 符合香港《公司（上市公司財務摘要報告）規例》第5條的規定。

本所已審核中信泰富有限公司截至二零零四年十二月三十一日止年度的週年賬目，並已於二零零五年三月十五日發出無保留意見或無修訂的核數師報告。

羅兵咸永道會計師事務所
執業會計師

香港，二零零五年三月十五日

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standards on Auditing and with reference to Practice Note 710 'The auditors' statement on the summary financial report' issued by the Hong Kong Institute of Certified Public Accountants. Our examination includes examining evidence supporting the consistency of the summary financial report with the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2004 and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Opinion

Based on the foregoing, in our opinion the summary financial report on pages 1 to 68 and the front and back cover pages:

(a) is consistent with the annual accounts and the auditors' report thereon and the directors' report of CITIC Pacific Limited for the year ended 31 December 2004 from which it is derived; and

(b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of CITIC Pacific Limited for the year ended 31 December 2004 and have issued an auditors' report thereon dated 15 March 2005 which is unqualified or otherwise unmodified.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15 March 2005

詞彙定義
Definition of Terms

詞語

資金運用	股東資金加上總負債
所有業務之現金貢獻	中信泰富有限公司來自附屬公司、共同控制實體、聯營公司及其他投資之現金流入
總負債	短期及長期貸款、票據及債券
淨負債	總負債減現金及銀行存款
總資本	股東資金＋淨負債
EBITDA	不包括利息支出、税項、折舊及攤銷之淨溢利
溢利貢獻	業務之税後溢利，並無分攤集團在利息、營運以及商譽方面之開支

比率

每股盈利 = 股東應佔溢利 / 年內已發行股份之加權平均股數（按日）

每股股東資金 = 股東資金 / 年底已發行並繳足股份總數

槓桿比率 = 淨負債 / 總資本

每股現金流量 = 來自所有業務之現金貢獻 / 年底已發行並繳足股份總數

利息倍數 = 不包括利息支出、税項、折舊及攤銷之淨溢利 / 利息支出

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all business	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

Ratios

Earnings per share = Profit attributable to shareholders / Weighted average number of shares (by days) in issue for the year

Shareholders' funds per share = Shareholders' funds / Total issued and fully paid shares at end of the year

Leverage = Net debt / Total capital

Cashflow per share = Cash contributed from all business / Total issued and fully paid shares at end of the year

Interest cover = EBITDA / Interest expense

目錄 Contents

股東可隨時選擇收取財務摘要報告或年報的印刷本，或依賴在本公司網站上登載的該等文件。彼等亦可隨時選擇收取財務摘要報告以代替年報或收取年報以代替財務摘要報告。股東可致函本公司的股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）更改就上述事項而作出的選擇。

倘股東已選擇依賴在本公司網站上登載的財務摘要報告或年報，但難以登入瀏覽該等文件，則彼等可即時要求本公司免費寄發該等文件的印刷本，請將有關要求逕寄本公司的股份過戶登記處。

Shareholders may at any time choose to receive the Summary Financial Report or the Annual Report in printed form or to rely on their versions posted on the Company's website. They may also at any time choose to receive the Summary Financial Report or the Annual Report in place of the other. Shareholders may change their choice on these matters by writing to the Company's Share Registrars, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

If Shareholders have already chosen to reply on the versions of the Summary Financial Report or the Annual Report posted on the Company's website and have difficulty in gaining access to those documents, they will, promptly upon request, be sent those documents in printed form free of charge. Please send the request to the Company's Share Registrars.

Designed by Sedgwick Richardson
Printed on environmentally friendly paper

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 傳真：2877 2771
www.citicpacific.com

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com

CITIC Pacific Ltd 中信泰富有限公司

Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

註冊辦事處

香港中環添美道一號中信大廈三十二樓

Board of Directors

Larry Yung Chi Kin	*Chairman*
Henry Fan Hung Ling	*Managing Director*
Vernon Francis Moore	*Deputy Managing Director*
Peter Lee Chung Hing	*Deputy Managing Director*
Norman Yuen Kee Tong	*Deputy Managing Director*
Yao Jinrong	*Executive Director*
Chang Zhenming	*Executive Director*
Li Shilin	*Executive Director*
Carl Yung Ming Jie	*Executive Director*
Liu Jifu	*Executive Director*
Willie Chang*	
Hamilton Ho Hau Hay**	
Alexander Reid Hamilton**	
Hansen Loh Chung Hon**	
Norman Ho Hau Chong**	
André Desmarais*	

* *Non-executive Directors*

** *Independent non-executive Directors*

董事

榮智健	*主席*
范鴻齡	*董事總經理*
莫偉龍	*副董事總經理*
李松興	*副董事總經理*
阮紀堂	*副董事總經理*
姚進榮	*執行董事*
常振明	*執行董事*
李士林	*執行董事*
榮明杰	*執行董事*
劉基輔	*執行董事*
張偉立*	
何厚浠**	
韓武敦**	
陸鍾漢**	
何厚鏘**	
德馬雷*	

* *非執行董事*

** *獨立非執行董事*

To the Shareholders

Dear Sir/Madam:

Explanatory Statement and Memorandum in relation to the Buyback Mandate (as hereinafter defined)

This is an explanatory statement and memorandum of the terms of the proposed repurchases given to all the shareholders of the Company relating to a resolution to approve the Company repurchasing its own shares ("Buyback Mandate") to be proposed at the annual general meeting of the Company to be held on 12 May 2005 (the "AGM").

This explanatory statement contains the information required under rule 10.06(1)(b) of the Rules governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). Its purpose is to provide shareholders with all the information reasonably necessary for them to make an informed decision as to whether or not to vote in favour of the resolution approving the Buyback Mandate and it also forms the memorandum of the terms of the proposed repurchases given under Section 49BA(3)(b) of the Companies Ordinance.

i. SHARE CAPITAL

As at 15 March 2005, being the latest practicable date prior to the printing of this document ("LPD"), the issued share capital of the Company was 2,192,110,160 shares of HK$0.40 each ("Shares").

Subject to the passing of the resolution approving the Buyback Mandate and on the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 219,211,016 Shares, representing 10% of the issued share capital of the Company.

ii. SHAREHOLDER APPROVAL/TRADING RESTRICTIONS

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction.

iii. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the shareholders to seek a general authority from shareholders to enable the Directors to repurchase the Shares of the Company on the market.

敬啟者：

有關購回授權(定義見本文)之說明函件及備忘錄

此乃關於一項本公司將於二零零五年五月十二日舉行之股東週年大會(「股東週年大會」)上提呈批准本公司購回其本身股份(「購回授權」)之決議案而向所有本公司股東發出之購回建議條款之說明函件及備忘錄。

本說明函件載有香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第10.06(1)(b)條所要求之資料。本函件旨在向股東提供一切必須之資料，使彼等可在瞭解情況後決定是否投票贊成批准購回授權之決議案，同時亦構成根據公司條例第49BA(3)(b)條提出購回建議條款之備忘錄。

i. 股本

於二零零五年三月十五日(本文件付印前之最後實際可行日期(「最後可行日期」))，本公司之已發行股本為每股面值港幣0.40元之股份(「股份」)2,192,110,160股。

倘批准購回授權之決議案獲得通過，同時在股東週年大會前不再發行或購回股份，則本公司根據購回授權將獲准購回最多219,211,016股股份，相當於本公司已發行股本10%。

ii. 股東批准／買賣限制

上市規則規定，於聯交所作第一上市之公司購回證券之一切建議必須事先以普通決議案(以一般授權或特別批准一項特殊交易之方式)批准。

iii. 購回之理由

董事會認為向股東尋求一般授權，使董事會可於市場購回本公司之股份，乃符合本公司及股東之最佳利益。購回股份只在董事會認

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per share.

為該項購回有利於本公司及其股東之情況下方會進行。該等購回可(視乎當時之市場情況及提供資金之安排)導致每股資產淨值及/或盈利及/或股息之增加。

iv. FUNDING OF REPURCHASES

Repurchases must be funded out of the funds legally available for the purpose in accordance with Hong Kong law, being profits available for distribution and the proceeds of a fresh issue of shares made for the purpose of the repurchases. It is envisaged that the funds required for any repurchase would be derived from profits available for distribution.

The Directors do not propose to exercise the Buyback Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, there might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements as at 31 December 2004) in the event that the Buyback Mandate was exercised in full.

iv. 提供購回證券所需之資金

購回所需之資金必須根據香港法例從合法作此用途之款項中撥出，即為可供分派之溢利及就購回而新發行股份所得之收益。預期任何購回所需之資金均來自可供分派之溢利。

倘行使購回授權對本公司之營運資金需求或董事會不時認為適合本公司之資本負債水平構成重大不利影響，董事會在此情況下不擬行使購回授權。然而，倘購回授權獲全面行使，則可能對本公司之營運資金或資本負債狀況(與二零零四年十二月三十一日經審核財務報告所披露之狀況比較)構成不利影響。

v. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the 12 months preceding the LPD, from 1 March 2004 to 28 February 2005, were as follows:

v. 股價

股份由二零零四年三月一日至二零零五年二月二十八日止之最後可行日期前十二個月內每個月份在聯交所買賣之最高及最低價如下：

		Shares 股份			
		Highest $ 最高(元)	*Lowest $ 最低(元)*		
2004	March	24.35	21.50	二零零四年	三月
	April	23.65	18.75		四月
	May	20.00	15.90		五月
	June	19.85	17.40		六月
	July	19.30	18.00		七月
	August	20.10	18.05		八月
	September	20.70	19.35		九月
	October	20.55	18.85		十月
	November	22.30	19.70		十一月
	December	22.90	21.55		十二月
2005	January	22.50	20.50	二零零五年	一月
	February	22.90	21.05		二月

vi. GENERAL

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Buyback Mandate is exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers and Share Repurchases ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at 15 March 2005, the LPD, CITIC Hong Kong (Holdings) Limited ("CITIC HK") together with its directors as parties acting in concert held approximately 49% of the issued share capital of the Company. In the event of full exercise of the Buyback Mandate and the maintenance by CITIC HK and its concert parties of their present shareholding, the percentage of the issued share capital of the Company held by CITIC HK and parties acting in concert would increase by more than 5%. An obligation to make a general offer to shareholders under Rules 26 and 32 of the Takeover Code may accordingly arise. The Directors have no present intention to exercise the Buyback Mandate to such an extent as would result in such takeover obligation arising. CITIC HK is a wholly owned subsidiary of CITIC Group ("CITIC Beijing") and thus both CITIC HK and CITIC Beijing are substantial shareholders of the Company. Save as disclosed, the Directors are not aware of any shareholder or group of shareholders acting in concert who will become obliged to make a mandatory offer as a result of a repurchase of Shares.

vi. 一般事項

各董事或（在作出一切合理之查詢後就彼等所深知）彼等之聯繫人士現時無意（倘購回授權獲行使）向本公司或其附屬公司出售任何股份。

董事會已向聯交所作出承諾，彼等將根據上市規則及香港法例按照購回授權行使本公司之權力購回股份。

倘購回股份導致股東於本公司擁有之投票權比例增加，就香港公司收購、合併及股份購回守則（「收購守則」）而言，此增加將被視為一項收購。因此，一名股東或一群一致行動之股東（視乎股東權益增加之水平）可取得或合併對本公司之控制，並根據收購守則第26條須提出強制性之收購。截至二零零五年三月十五日止（最後可行日期），中信（香港集團）有限公司（「中信香港」）連同其董事（作為與中信香港一致行動人士）合共持有本公司已發行股本約49%。若全面行使購回授權，及中信香港與其一致行動人士之現有股權維持不變，則中信香港與其一致行動之人士所持之股份佔本公司之已發行股本之比率將增加超過5%，因此可能須根據收購守則第26及32條向股東提出全面收購。董事會現不擬行使該購回授權至產生上述收購責任之程度。中信香港為中國中信集團公司（「中信北京」）之全資附屬公司，故中信香港及中信北京均為本公司之主要股東。除所披露者外，董事並不知悉任何股東或一群一致行動之股東將因購回股份而須提出強制性收購建議。

There have been no repurchases of any securities of the Company made in the previous six months (whether on the Stock Exchange or otherwise).

The Listing Rules prohibit the Company from knowingly repurchasing Shares of the Company on the Stock Exchange from a "connected person" (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her Shares to the Company.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorized to make repurchases of Shares.

Yours faithfully
By Order of the Board
Henry Fan Hung Ling *Managing Director*
29 March 2005

過去六個月，本公司概無購回其任何證券（包括在聯交所或以其他形式）。

上市規則禁止本公司故意在聯交所向「關連人士」（定義見上市規則）購回本公司之股份，而關連人士亦禁止故意向本公司出售其股份。

概無本公司之關連人士（定義見上市規則）已知會本公司，表示彼等現時有意在本公司獲授權購回股份之情況下向本公司出售股份或承諾不出售股份。

此致

列位股東

承董事會命
范鴻齡 *董事總經理*
謹啟
二零零五年三月二十九日

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 12 May 2005 at 10:30 a.m. for the following purposes:

1 To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2004.

2 To declare a final dividend for the year ended 31 December 2004.

3 To re-elect retiring Directors.

4 To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5 To consider as Special Business and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be altered by:

(a) deleting the existing Article 104(A) in its entirety and substituting therefor the following as new Article 104(A):

"104. (A) Every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. In addition, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have been a Director at each of the preceding two annual general meetings of the Company and who was not elected or re-elected at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting. The retiring Directors shall be eligible for re-election."; and

茲通告本公司訂於二零零五年五月十二日星期四上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會，藉以處理下列事項：

1 省覽截至二零零四年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。

2 宣派截至二零零四年十二月三十一日止年度之末期股息。

3 重選退任董事。

4 再續委聘核數師，並授權董事會釐定其酬金。

5 作為特別事項考慮並酌情通過下列決議案為特別決議案：

「**動議**修訂本公司之組織章程細則如下：

(a) 刪除第104(A)條全文，並以如下新訂第104(A)條代替：

「104. (A) 每名董事（包括指定任期之董事）須最少每三年輪值退任一次。於每屆股東週年大會上，當時三分一之董事，或倘董事人數並非三或三之倍數，則最接近三分一之人數，將須退任。每年退任之董事將為自彼等上一次獲選以來任期最長之董事，惟於同日獲選為董事之人士，除非彼等之間另行協定，否則將按抽籤決定須予退任之董事。此外，在本公司股東週年大會上，倘若任何董事於本公司之前兩次股東週年大會上均為本公司董事，而於任何一次該等會議上並未有當選或再獲選為董事，且於本公司之股東大會上或自該等股東週年大會後亦沒有停止擔任董事（不論基於請辭、退任、免職或其他原因）及再獲選為本公司董事，則該董事須輪值退任。退任董事將合資格膺選連任。」；及

(b) inserting the following sentence into Article 107 immediately after the words "as an addition to the Board.":

"Any Director so appointed to fill a casual vacancy shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.""

6 To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT**:

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the New Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(b) 於第107條緊隨「作為新增成員加入董事會。」字句後加入以下句子：

「任何為填補臨時空缺而獲委任之董事，其任期將至本公司下屆股東週年大會為止，屆時將合資格膺選連任，惟就決定須於該大會輪值退任之董事人數而言，將不計算在內。」」

6 作為特別事項考慮下列決議案為普通決議案：

「**動議**：

A. 在(C)段之規限下，無條件授權本公司董事會於有關期間行使本公司一切權力，以配發、發行及處理本公司之額外股份及訂立或批出將須或可能須行使該等權力之售股建議、協議及購股權；

B. (A)段所述之授權將授權本公司董事會於有關期間訂立或批出將須或可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

C. 本公司董事會依據(A)段之授權配發或同意有條件或無條件配發（不論其為依據購股權或以其他方式所配發者與否）之股本面值總額（惟根據(i)配售新股；或(ii)任何當時採納之購股權計劃或類似安排，向本公司及／或其任何附屬公司之高級職員及／或僱員授出或發行股份或收購本公司股份之權力；或(iii)根據本公司發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使認購權或換股權；或(iv)任何按照本公司不時之新組織章程細則配發股份以代替本公司股份之全部或部份股息而設之以股代息或類似安排而配發者除外）不得超過本公司在本決議案當日已發行股本總面額的百分之二十，因而上述之授權須受此限；

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7 To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT**:

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

D. 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列任何一項之較早日期之期間：

i. 本公司下屆股東週年大會結束時；或

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii. 本決議案所述之授權經由本公司股東在股東大會上通過普通決議案撤銷或修訂之日。

「配售新股」指本公司董事會指定之期間內，向於指定記錄日期名列股東名冊內之本公司股份持有人按彼等當時所持股份之比例提呈發售股份之建議（惟須受本公司董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

7 作為特別事項考慮下列決議案為普通決議案：

「**動議**：

A. 無條件授權本公司董事會根據一切適用的法例和香港聯合交易所有限公司證券上市規則的規定，於有關期間行使本公司所有權力購買或以其他方式收購本公司之股份，但所購買或以其他方式收購之股份的總面額，不得超過本公司在本決議案當日已發行股本總面額的百分之十；

B. 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列任何一項之較早日期之期間：

i. 本公司下屆股東週年大會結束時；或

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

8 To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT** conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6)."

By Order of the Board
Alice Tso Mun Wai *Company Secretary*
Hong Kong, 29 March 2005

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) The Register of Members will be closed from Friday, 6 May 2005 to Thursday, 12 May 2005, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Pursuant to Article 75 of the New Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the Chairman of the meeting; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The results of the poll will be published in the local newspapers and on the websites of the Company and The Stock Exchange of Hong Kong Limited on the business day following the above meeting.

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii. 本決議案所述之授權經由本公司股東在股東大會上通過普通決議案撤銷或修訂之日。」

8 作為特別事項考慮下列決議案為普通決議案：

「**動議**倘若本會議通告第(6)及(7)項決議案獲得通過，本公司根據第(7)項決議案所購買或以其他方式收購之股份總面額將會加入根據第(6)項決議案可增發股份總面額內。」

承董事會命
曹敏慧 *公司秘書*
香港，二零零五年三月二十九日

註冊辦事處：
香港中環
添美道一號
中信大廈三十二樓

附註：

(i) 本公司將於二零零五年五月六日(星期五)至二零零五年五月十二日(星期四)(首尾兩天包括在內)之期間內暫停辦理股份過戶登記手續。

(ii) 有權出席上述大會並於會上投票之股東均有權委任一位代表代其出席並於以股數表決時代其投票。受委代表毋須為本公司股東。

(iii) 代表委任表格連同簽署人之授權書或其他授權文件(如有此等文件)或由公證人簽署證明之此等文件副本，最遲須於該表格內指定之人士擬投票之大會或續會或以股數投票方式表決(視情況而定)之舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

(iv) 根據本公司新組織章程細則第75條，於任何股東大會提呈投票之決議案須先以舉手方式表決，惟下列人士在宣佈舉手表決結果之前或當時，或撤銷任何其他股數投票方式表決要求時要求以股數投票方式表決除外：

(a) 股東大會主席；或

(b) 最少三名親身出席之股東或當時有權於會上投票之受委代表；或

(c) 任何親身或委派代表出席之一名或以上股東，且擁有不少於所有有權在會上投票之所有股東之總投票權十分之一；或

(d) 親身或委派代表出席之一名或以上股東，其於本公司持有獲賦予權利在會上投票之已繳足股份總數不少於獲賦予該權利之所有已繳足股份總數十分之一。

以股數投票方式表決結果將於緊接上述會議結束後之營業日刊載於本地各大報章、本公司及香港聯合交易所有限公司之網頁。

(v) Concerning item 3 above, Mr Leslie Chang Li Hsien is a Director appointed by the Board since the last Annual General Meeting who will hold office only until the forthcoming Annual General Meeting of the Company and will then be eligible for re-election pursuant to Article 95 of the New Articles of Association of the Company. Messrs Vernon Francis Moore, Yao Jinrong, Chang Zhenming, Norman Ho Hau Chong and André Desmarais shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the New Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election. The interests in the securities of the Company of the retiring directors apart from Mr Leslie Chang are provided in the section of "Directors' Report" in the 2004 Annual Report and the 2004 Summary Financial Report whereas their biographies are contained in Appendix I.

(vi) Concerning item 5 above, a special resolution to amend certain Articles in the Company's New Articles of Association is proposed in order to bring it in line with certain code provisions of the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

(vii) Concerning item 6 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Listing Rules, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(viii) Concerning item 7 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(ix) Concerning item 8 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.

(v) 就上述第3項而言，張立憲先生於上屆股東週年大會後獲董事會委任為董事，其任期僅至本公司即將舉行之股東週年大會為止，並根據本公司之新組織章程細則第95條之規定可膺選連任。莫偉龍先生、姚進榮先生、常振明先生、何厚鏘先生及德馬雷先生須根據本公司之新組織章程細則第104(A)條之規定於股東週年大會上輪值告退，惟彼等均符合資格並願意膺選連任。除張立憲先生外，退任董事於本公司證券之權益載於二零零四年年報及二零零四年財務摘要報告內「董事會報告」一節，而彼等之個人詳細資料則載於附錄一。

(vi) 就上述第5項而言，本公司擬提呈特別決議案，修訂本公司新組織章程細則若干細則，致使本公司新組織章程細則之細則與香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載有關企業管治常規守則之若干守則條文一致。

(vii) 就上述第6項而言，本公司現正尋求股東授予一般授權，以便根據公司條例第57B條及上市規則之規定配發股份，賦予董事會靈活性及酌情權，在適當之情況下發行最多佔本公司已發行股本20%之本公司任何股份。董事會謹此表明彼等暫無計劃發行本公司之股份。

(viii) 就上述第7項而言，本公司現正尋求股東授予一般授權，以賦予董事會靈活性及酌情權，確保在購回本公司任何股份乃屬適當之情況下購回最高達本公司已發行股本10%之股份。

(ix) 就上述第8項而言，本公司現正尋求股東批准擴大配發股份之一般授權，將購回之證券加於20%之一般授權。

Biographies of the retiring directors offering for re-election at the Annual General Meeting

The following Directors are subject to retirement by rotation and re-election in accordance with the Company's New Articles of Association. Each of them is entitled to receive a director's fee of HK$150,000 per annum which is determined by the shareholders of the Company. In general, the emoluments paid to the Directors are determined with reference to the market terms and their duties and responsibilities within the Group.

***Vernon Francis Moore**, aged 58, a Director of the Company since 1990, is a director of Cathay Pacific Airways Limited, CLP Holdings Limited and Hong Kong Air Cargo Terminals Limited, the Chairman of New Hong Kong Tunnel Company Limited and Western Harbour Tunnel Company Limited and the Deputy Chairman of CITIC Capital Markets Holdings Limited. Mr. Moore joined CITIC Hong Kong (Holdings) Ltd. ("CITIC HK") in 1987 as Executive Director after holding senior management positions with a number of financial institutions. CITIC HK, a wholly owned subsidiary of CITIC Group, is the substantial shareholder of the Company. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Moore is entitled to receive a monthly salary of HK$156,840 plus discretionary bonus that is subject to the performance of the Company and the individual.

***Yao Jinrong**, aged 65, a Director of the Company since 2000, is the Managing Director of CITIC Pacific China Holdings Limited. He joined CITIC Group in early 1985 and once served concurrently as executive secretary to CITIC Group's former Chairman Mr Rong Yiren and director of CITIC Group's general office. From 1995 to 2000, Mr. Yao was one of CITIC Group's Vice Presidents and Executive Directors. Mr. Yao is now a director of CITIC Group. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Yao is entitled to receive a monthly salary of HK$40,500 plus discretionary bonus that is subject to the performance of the Company and the individual.

於股東週年大會膺選連任之退任董事的簡介

下列董事將根據本公司之新組織章程細則輪值退任及膺選連任。彼等各自可獲取由本公司股東釐定之董事袍金每年港幣150,000元。一般而言，付予董事之酬金乃參照市場趨勢及彼等於本集團之職務及職責釐定。

***莫偉龍**，現年五十八歲，自一九九零年起成為本公司董事，彼為國泰航空有限公司、中電控股有限公司及香港空運貨站有限公司之董事，亦為新香港隧道有限公司及香港西區隧道有限公司之主席以及中信資本市場控股有限公司之副主席。莫先生於一九八七年加入中信（香港集團）有限公司（「中信香港」）成為執行董事前，曾於多間財務機構擔任高級管理職位。中信香港為中國中信集團公司之全資附屬公司，並為本公司主要股東。除本通函披露者外，彼與本公司之任何董事、高級管理人員或主要或控股股東概無任何關係。莫先生可獲取每月薪金港幣十五萬六千八百四十元另加視乎本公司及其個人表現而發放之酌情花紅。

***姚進榮**，現年六十五歲，自二零零零年起成為本公司董事，為中信泰富（中國）投資有限公司董事總經理。彼於一九八五年初加入中國中信集團公司，曾任職榮毅仁先生（前中國中信集團公司董事長）行政秘書兼辦公廳主任。一九九五年至二零零零年，姚先生任中國中信集團公司之副總經理及常務董事，現為中國中信集團公司之董事。除本通函披露者外，彼與本公司之任何董事、高級管理人員或主要或控股股東概無任何關係。姚先生可獲取每月薪金港幣四萬零五百元另加視乎本公司及其個人表現而發放之酌情花紅。

*Chang Zhenming, aged 48, a Director of the Company since 2000, has extensive experience in finance, banking and securities business. Mr. Chang is the Vice Chairman and President of China Construction Bank Corporation. Formerly, he was an Executive Director of CITIC Group, Chief Executive Officer of CITIC International Financial Holdings Limited and Executive Vice Chairman of CITIC Ka Wah Bank Limited. Currently Mr. Chang has no relationships with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Chang is entitled to receive a monthly salary of HK$40,500 plus discretionary bonus that is subject to the performance of the Company and the individual.

#Norman Ho Hau Chong, aged 49, a Director of the Company since 1994, is an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited, and a director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, and a number of other quoted companies. He is the brother of Mr Hamilton Ho Hau Hay who is a director of the Company. Apart from this, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company. Apart from the director's fee, he is also entitled to receive HK$50,000 per annum for being the chairman of the remuneration committee which is approved by the shareholders of the Company.

ΔAndré Desmarais, aged 48, a Director of the Company since 1997, is the President and Co-Chief Executive Officer of Power Corporation of Canada. He is also Deputy Chairman and a director of Power Financial Corporation as well as a director of Great-West Lifeco Inc., IGM Financial Inc. and Pargesa Holding S.A. Formerly, he was a director of Bombardier Inc. and Groupe Bruxelles Lambert. He is a member of the Chief Executive's Council of International Advisers of The Government of the Hong Kong Special Administrative Region and member of the CITIC International Advisory Council. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

*Leslie Chang Li Hsien, aged 50, a Director of the Company with effect from 1 April 2005, is a director of CITIC Guoan Co., Ltd. and Western Harbour Tunnel Company Limited. Before joining CITIC Pacific in 1994, he was a partner at KPMG specializing in the financial services industry and the director of the firm's Chinese Practice in the United States. Mr. Chang has no relationships with any directors, senior management or substantial or controlling shareholders of the Company. He is interested in 30,000 ordinary shares and 800,000 share options in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Chang is entitled to receive a monthly salary of HK$107,640 plus discretionary bonus that is subject to the performance of the Company and the individual.

* Executive Director
\# Independent Non-executive Director
Δ Non-executive Director

*常振明，現年四十八歲，自二零零零年起成為本公司董事，於財務、銀行和證券業均具有豐富經驗。常先生為中國建設銀行股份有限公司之副董事長及行長，並曾任中國中信集團公司之常務董事、中信國際金融控股有限公司之行政總裁及中信嘉華銀行有限公司之常務副董事長。現時常先生與本公司之任何董事、高級管理人員或主要或控股股東概無任何關係。常先生可獲取每月薪金港幣四萬零五百元另加視乎本公司及其個人表現而發放之酌情花紅。

#何厚鏘，現年四十九歲，自一九九四年起成為本公司董事，為恒威投資有限公司及德雄（集團）有限公司之執行董事，亦為香港小輪（集團）有限公司、利興發展有限公司及多間上市公司之董事。彼為本公司董事何厚浠先生之弟。除此之外，何先生與本公司之任何董事、高級管理人員或主要或控股股東概無任何關係。除董事袍金外，彼亦可就擔任薪酬委員會主席收取經本公司股東批准之每年港幣五萬元款項。

Δ德馬雷，現年四十八歲，自一九九七年起成為本公司董事，為加拿大鮑爾公司之主席兼聯席行政總裁，亦為Power Financial Corporation之副主席及董事以及Great-West Lifeco Inc.、IGM Financial Inc.及Pargesa Holding S.A.之董事。彼曾出任Bombardier Inc.及Groupe Bruxelles Lambert之董事。彼為香港特別行政區政府行政長官特設國際顧問委員會成員及中信國際顧問委員會成員。除本通函披露者外，彼與本公司之任何董事、高級管理人員或主要或控股股東概無任何關係。

*張立憲，現年五十歲，由二零零五年四月一日起成為本公司董事，彼為中信國安有限公司及香港西區隧道有限公司之董事。於一九九四年加入中信泰富前，彼曾為畢馬威會計師事務所之合夥人，專職於金融服務業方面，亦曾為該會計師行於美國之中國業務總經理。張先生與本公司之任何董事、高級管理人員或主要或控股股東概無任何關係。根據證券及期貨條例第XV部之涵義，彼持有本公司30,000股普通股及800,000購股權之權益。張先生可獲取每月薪金港幣十萬零七千六百四十元另加視乎本公司及其個人表現而發放之酌情花紅。

* 執行董事
\# 獨立非執行董事
Δ非執行董事

Form of Proxy for Annual General Meeting

I/We,[1] ____

____

of ____

____

being the registered holder(s) of ______________ shares[2] of HK$0.40 each in the capital of CITIC Pacific Ltd (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or[3] ______________________

____

of ____

____

as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 12 May 2005 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.[4]

Resolutions

ORDINARY BUSINESS	FOR	AGAINST
1 To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2004	☐	☐
2 To declare a final dividend for the year ended 31 December 2004	☐	☐
3 To re-elect the following retiring Directors:		
a) Mr Vernon Francis Moore	☐	☐
b) Mr Yao Jinrong	☐	☐
c) Mr Chang Zhenming	☐	☐
d) Mr Norman Ho Hau Chong	☐	☐
e) Mr André Desmarais	☐	☐
f) Mr Leslie Chang Li Hsien	☐	☐
4 To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration	☐	☐
SPECIAL BUSINESS		
5 To amend the New Articles of Association of the Company	☐	☐
6 To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution	☐	☐
7 To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution	☐	☐
8 To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (7) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (6)	☐	☐

Dated this ______________ day of ______________ 2005

Signed ____

Notes

1 *Full name(s) and address(es) to be inserted in* BLOCK CAPITALS.

2 *Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).*

3 *If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided.* ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4 IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". *Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.*

5 *This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.*

6 *In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.*

7 *To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for the holding of the Meeting.*

8 *The proxy need not be a member of the Company but must attend the Meeting in person to represent you.*

9 *Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.*

股東週年大會之代表委任表格

本人/吾等 *(註一)* ______________________________

地址為 ______________________________

____

為中信泰富有限公司(「本公司」)之股本中每股面值港幣0.40元之股份____________股 *(註二)* 之登記持有人，**茲委任大會主席**，或 *(註三)* ______________________________

地址為 ______________________________

____

為本人/吾等之代表，代表本人/吾等出席本公司於二零零五年五月十二日(星期四)上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之本公司股東週年大會(及其任何續會)，藉以考慮並酌情通過召開上述大會之通告所載之決議案，及在該大會(及其任何續會)上就下列決議案以本人/吾等之名義代表本人/吾等如下所示投票 *(註四)*。

決議案

普通事項	贊成	反對
1 採納截至二零零四年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。	☐	☐
2 宣派截至二零零四年十二月三十一日止年度之末期股息。	☐	☐
3 重選下列退任董事：		
a) 莫偉龍先生	☐	☐
b) 姚進榮先生	☐	☐
c) 常振明先生	☐	☐
d) 何厚鏘先生	☐	☐
e) 德馬雷先生	☐	☐
f) 張立憲先生	☐	☐
4 再續委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定其酬金。	☐	☐
特別事項		
5 修訂本公司之新組織章程細則。	☐	☐
6 授予董事會一般授權以發行及處理不超過本公司在本決議案之日已發行股本20%之額外股份。	☐	☐
7 授予董事會一般授權以購買或以其他方式收購不超過本公司在本決議案之日已發行股本10%之本公司股份。	☐	☐
8 本公司根據第(7)項決議案所購買或以其他方式收購的股份總面額，將加入根據第(6)項決議案之一般授權可增發股份的總面額內。	☐	☐

日期: 二零零五年 __________ 月 __________ 日

簽署 ______________________________

附註

1. *請用**正楷**填寫全名及地址。*
2. *請填上以 閣下名義登記之股份數目。倘並無填上數目，則本表格將被視為代表所有以 閣下名義登記之本公司股份。*
3. *如擬委派大會主席以外之人士為代表，請將「大會主席，或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**代表委任表格之每項更改，均須由簽署人簡簽示可。***
4. ***重要提示： 閣下如欲投票贊成決議案，請在「贊成」欄內加「✓」號。 閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。**若無作出任何指示，則受委代表可自行酌情投票。 閣下之代表亦將有權就大會通告所載以外惟於會上依循適當途徑提呈大會之決議案，自行酌情投票。*
5. *本表格必須由 閣下或 閣下之正式書面授權之人士親筆簽署，倘為公司，則表格必須蓋上公司印鑑，或經由公司負責人或正式授權人簽署。*
6. *聯名持有人方面，如排名首位之持有人已投票，不論其為親自或委派代表投票，其他聯名持有人概不得投票。排名先後將根據本公司股東名冊內有關聯名持有人之排名次序而定。*
7. *本表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓，方為有效。*
8. *代表毋須為本公司股東，惟必須親自出席會議以代表 閣下。*
9. *閣下填妥及交回代表委任表格後，仍可親自出席股東週年大會並於會上投票。*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

12 April 2005

To the Shareholders

Dear Sir or Madam,

CITIC PACIFIC LIMITED (THE "COMPANY")
(i) SUMMARY FINANCIAL REPORT
(ii) WEBSITE VERSION OPTION OF THE ANNUAL REPORT AND ACCOUNTS, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

OPTIONS OF CORPORATE COMMUNICATIONS FROM THE COMPANY

We would like to bring your attention to two important options which you may choose for corporate communications from the Company.

Legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Articles of Association of the Company enable the Company to offer shareholders (i) the choice to receive a summary financial report (the "Summary Financial Report") in place of the Annual Report and Accounts (the "Full Annual Report") and (ii) the choice to rely on the versions of the Summary Financial Report and the Full Annual Report and interim report of the Company that will be published on the website of the Company rather than receiving a printed copy of either document.

SUMMARY FINANCIAL REPORT

You may choose the level of information that suits you from options (a) or (b) below:-

(a) the Full Annual Report containing all the statutory information required by legislation; or

(b) the Summary Financial Report containing all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Annual Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Annual Report from which it is derived.

Under the legislation, you may send a notice to the Company in the form of the enclosed reply slip indicating whether you wish and agree to select one of the options given to you in the reply slip.

If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report for the purposes of the 2006 annual general meeting and subsequent general meetings of the Company. However, if you so wish, you can still obtain the Full Annual Report of the Company by writing to the Company's Share Registrars.

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Website: www.citicpacific.com

WEBSITE VERSION OPTION OF THE FULL ANNUAL REPORT, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

In addition, the Summary Financial Report, Full Annual Report and interim report of the Company would be posted to the Company's website (http://www.citicpacific.com) on or before their respective date of dispatch.

You may choose to rely on the versions posted on the website of the Company instead of being sent a printed copy of either document (the "Website Version Option"). If you choose this option, and provide us with your email address by completing the enclosed reply slip, you will be notified by email on the day the aforesaid documents are published on our website. Please note that if you choose this option but do not provide us with your email address, the aforesaid documents will be accessible by you through our website, but you will not be expressly notified as and when they are published.

We encourage you to take advantage of the Website Version Option as we believe for many shareholders it is a more convenient and prompt method of communication. The Company wishes to be more environmental friendly in conducting its businesses and believes that the website option to the shareholders will help to reduce consumption of the world's natural resources and save printing and mailing costs for the Company.

The Website Version Option is entirely voluntary. **If you wish to continue receiving the Company's Summary Financial Report/Full Annual Report and interim report in printed form, you need not complete the section headed "Website Version Option" in the reply slip enclosed.**

HOW TO COMPLETE AND RETURN YOUR REPLY SLIP

Please tick the appropriate box and sign and return the reply slip in the envelope provided to the Share Registrars of CITIC Pacific Limited, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 31 May 2005. You may return the reply slip to Tengis Limited by post or hand delivery. If your registered address is in Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your reply slip. Otherwise, please affix an appropriate stamp.

Unless and until you inform the Company otherwise in accordance with legislation, your reply slip will apply to documents to be sent to you for the purposes of the 2006 annual general meeting and subsequent general meetings of the Company and future interim reports. If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report.

Please note that you have the right to change your choice, at any time by reasonable notice in writing served on Tengis Limited, as to whether you wish to receive the Summary Financial Report or the Full Annual Report and to receive such report(s) and accounts in printed form or to rely on the versions of such document(s) posted to the Company's website.

In addition, if you choose the Website Version Option but for any reason have difficulty in receiving or gaining access to the document, you will promptly upon request be sent the printed forms of the Summary Financial Report/Full Annual Report or interim report, as the case may be, free of charge.

If you have any queries relating to this letter, please call the enquiry hotline at 2980 1333.

Yours faithfully
For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Encl.

選擇依賴登載於網站上之整份年報、財務摘要報告及中期報告

此外，本公司之財務摘要報告、整份年報及中期報告將於其各自寄發日期或之前，在本公司之網站(http://www.citicpacific.com)上登載。

閣下可選擇依賴本公司在網站上登載之此等文件而不收取有關文件之印刷本(「網站版選擇」)。倘　閣下選擇此項收取方式並在隨附回條註明電郵地址，則當所述文件登載網站當日，本公司均會以電子郵件通知　閣下。務請注意，倘選擇此項收取方式而未有提供電郵地址，　閣下仍可透過本公司網站瀏覽所述文件，惟不會於所述文件登載當日獲發個別通知。

本公司誠意鼓勵　閣下善用網站版選擇，此乃基於本公司深信，對大部份股東而言，此實為更便捷之通訊方法。本公司擬採取較環保之態度處理其業務，且深信讓股東選擇網站版，有助減少浪費地球之天然資源，亦可令本公司節省印刷及郵寄費用。

網站版選擇純屬自願性選擇。**倘　閣下欲繼續收取本公司之財務摘要報告／整份年報及中期報告之印刷本，則　閣下毋須填寫隨附回條內「網站版選擇」一節。**

填寫及交回回條之方法

請於適當欄內加上「✓」號，並將填妥之回條放入隨附之回郵信封，於二零零五年五月三十一日前將回條交回中信泰富有限公司之股份過戶登記處登捷時有限公司(地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下)。　閣下可以郵寄方式或親自將回條交回登捷時有限公司。倘　閣下之登記地址位於香港，則毋須於寄交回條時貼上郵票。若於海外區域，則請貼上適當郵票。

除非及直至　閣下根據法例另行通知本公司，否則　閣下之回條將適用於本公司就二零零六年股東週年大會及其後股東大會而寄發予股東之文件及往後之中期報告。倘　閣下並無採取任何行動，則本公司將寄發財務摘要報告而非整份年報予　閣下。

務請注意，　閣下有權隨時向登捷時有限公司發出合理之書面通知，以改變　閣下就收取財務摘要報告或整份年報，及收取有關報告及賬目之印刷本或依賴本公司在網站上登載之文件而作出之選擇。

此外，倘　閣下選擇網站版選擇，惟基於任何原因而未能取得或登入瀏覽有關文件，則　閣下可即時要求本公司免費寄發財務摘要報告／整份年報或中期報告(視情況而定)之印刷本。

閣下對本函件如有任何疑問，請致電查詢熱線：2980 1333。

此　致

列位股東　*台照*

代表**中信泰富有限公司**
公司秘書
曹敏慧
謹啟
隨函

二零零五年四月十二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

敬啓者：

中信泰富有限公司（「本公司」）
(i) 財務摘要報告
(ii) 選擇收取網站版之年報及賬目、財務摘要報告及中期報告

收取本公司之公司通訊之選擇

本公司謹請 閣下垂注， 閣下收取本公司之公司通訊，現有兩種重要選擇。

根據法例及香港聯合交易所有限公司證券上市規則，以及本公司之組織章程細則，本公司現可讓股東 (i) 選擇收取財務摘要報告（「財務摘要報告」）以代替年報及賬目（「整份年報」）及(ii)選擇依賴在本公司之網站上登載之財務摘要報告、整份年報及中期報告，而不收取有關文件之印刷本。

財務摘要報告

閣下可在下列(a)或(b)選項選擇 閣下所需之資料：－

(a) 整份年報：載有法例所規定之所有法定資料；或

(b) 財務摘要報告：載有本集團資產負債表及損益賬之資料及詳情，以及摘錄自整份年報之重要資料。財務摘要報告取材於整份年報，是整份年報所載資料及詳情之概要。

根據法例， 閣下可交回隨附之回條予本公司，表示 閣下希望並同意選擇回條所列之其中一種選項。

倘 閣下並無採取任何行動，則本公司將就二零零六年股東週年大會及其後股東大會寄發財務摘要報告而非整份年報予 閣下。然而， 閣下仍可致函本公司之股份過戶登記處，以索取本公司之整份年報。

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 圖文傳真：2877 2771 電子郵件：contact@citicpacific.com 網址：www.citicpacific.com

REPLY SLIP

To: CITIC Pacific Limited (the "Company")
c/o Tengis Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

1. SUMMARY FINANCIAL REPORT AND FULL ANNUAL REPORT

Please tick one box under this section.

☐ I/We would like to receive the Summary Financial Report instead of the Full Annual Report for the financial year ending 31 December 2005 and future years.

☐ I/We would like to receive the Full Annual Report for the financial year ending 31 December 2005 and future years.

2. WEBSITE VERSION OPTION

If you wish to continue receiving the Company's Summary Financial Report/Full Annual Report and interim report in printed form, you need not complete this section.

If you wish to rely on the website version, please tick one box under this section.

☐ I/We would like to rely on versions posted on the website of the Company in lieu of the printed copies of the Full Annual Report/Summary Financial Report and Interim Report and to receive notification by email of the publication of those documents on the website and other related matters.

Email Address : ______________________________

☐ I/We would like to rely on versions posted on the website of the Company in lieu of the printed copies of the Full Annual Report/Summary Financial Report and Interim Report and I/we do not wish to be notified of the publication of the documents on the website and other related matters.

Name of Registered Shareholder: ______________________________

Signature: ______________________________

Date: ______________________________

Contact telephone number: ______________________________

回 條

致：中信泰富有限公司(「本公司」)
由登捷時有限公司轉交本公司
香港
灣仔告士打道五十六號
東亞銀行港灣中心地下

1. 財務摘要報告及整份年報

請於本節其中一欄加上「✓」號。

☐ 本人／吾等欲收取截至二零零五年十二月三十一日止財政年度及其後年度之財務摘要報告以代替期間之整份年報。

☐ 本人／吾等欲收取截至二零零五年十二月三十一日止財政年度及其後年度之整份年報。

2. 網站版選擇

倘 閣下欲繼續收取本公司之財務摘要報告／整份年報及中期報告之印刷本，則 閣下毋須填寫本節。

倘 閣下欲依賴有關文件之網站版，請於本節其中一欄加上「✓」號。

☐ 本人／吾等欲依賴本公司網站上登載之整份年報／財務摘要報告及中期報告，而不收取有關文件之印刷本及以電子郵件收取本公司在網站上登載有關文件及其他有關事宜而發出之通知。

電郵地址：______________________________

☐ 本人／吾等欲依賴本公司網站上登載之整份年報／財務摘要報告及中期報告，而不收取有關文件之印刷本及本公司不須就網站上登載有關文件及其他有關事宜而通知本人／吾等。

登記股東姓名：______________________________

簽署：______________________________

日期：______________________________

聯絡電話號碼：______________________________